

NEENAH PAPER INC

Neenah Paper, Inc. 2012 Annual Report

FINANCIAL HIGHLIGHTS

Continuing Operations	Year Ended December 31		
(Dollars in millions, except share data)	2010	2011	2012
Consolidated Statement of Operations Data			
Net Sales	$657.7	$696.0	$808.8
Adjusted EBIT	$51.7	$59.0	$80.3
% ROS	7.9%	8.5%	9.9%
Adjusted EBITDA	$86.3	$93.3	$113.2
Earnings per Diluted Common Share			
Adjusted Earnings from Continuing Operations	$1.47	$1.91	$2.78
Weighted-Average Shares Outstanding (in thousands)	15,512	15,649	16,072
Cash Dividend	$0.40	$0.44	$0.48
Consolidated Balance Sheet Data			
Total Assets	$606.7	$565.1	$610.7
Total Stockholders' Equity	$159.2	$166.7	$197.8
Total Debt	$244.9	$186.2	$182.3
Debt to EBITDA	2.8x	2.0x	1.6x
Debt to Capital	61%	53%	48%
Other Financial Data			
Net Cash Flow Provided by (used for):			
Operating Activities	$54.5	$57.2	$40.1
Capital Expenditures	$(17.4)	$(23.1)	$(25.1)
Return on Invested Capital	8.0%	9.3%	11.4%

A reconciliation of adjusted income measures to comparable GAAP measures is shown below:

GAAP Reconciliation	Year Ended December 31		
(Dollars in millions, except share data)	2010	2011	2012
EBIT (Operating Income)	$55.1	$56.6	$70.4
Ripon Mill Closure/(Gain on Sale)	(3.4)		
SERP Settlement Charge			3.5
Acquisition Integration Costs			5.8
Cost for Early Redemption of Bonds		2.4	0.6
Adjusted EBIT	51.7	59.0	80.3
Depreciation & Amortization	29.7	30.0	28.0
Amortization Equity-Based Compensation	4.9	4.3	4.9
Adjusted EBITDA	$86.3	$93.3	$113.2
Diluted Earnings per Share	$1.61	$1.82	$2.41
Ripon Mill Closure/(Gain on Sale)	(0.14)		
SERP Settlement Charge			0.13
Acquisition Integration Costs			0.22
Cost for Early Redemption of Bonds		0.09	0.02
Diluted Adjusted Earnings per Share	$1.47	$1.91	$2.78

Net Sales
(In millions of U.S. dollars)


$657.7
$696.0
$808.8
$29.5
$273.4
$274.9
$372.7
$384.3
$421.1
$406.6
10
11
12
Technical Products
Fine Paper
Other

Adjusted EBIT
(In millions of U.S. dollars)


$51.7
$59.0
$80.3
7.9%
8.5%
9.9%
10
11
12
Adjusted EBIT
Adjusted EBIT Margins

Adjusted Earnings Per Share


$1.47
$1.91
$2.78
10
11
12

TO OUR SHAREHOLDERS

2012 was a highly successful year for Neenah. At the front and center of our efforts was the disciplined execution of our strategy, motivated by a clear and consistent vision: *To create value for our customers and shareholders by improving the image and performance of everything we touch.* Our continuing efforts to implement that vision led to substantial growth in 2012, both top-line and bottom-line, and allowed us to deliver returns to our shareholders of 30%, more than twice that of the broad markets.

OUR STRATEGY IS BUILT ON A PLATFORM OF THREE IMPERATIVES:

- *Focus on profitable, specialty niche markets* where we can establish significant market positions based on our core strengths.
- *Increase our size, growth rate and portfolio diversification* in both Fine Paper and Technical Products through organic means and complementary acquisitions.
- *Deliver consistent, attractive returns to our shareholders* through disciplined financial management.

Neenah's 2012 operational and financial performance is evidence of our progress in each of these areas.

DELIVERING PROFITABLE GROWTH AND SHAREHOLDER VALUE

Sales increased 16% from 2011 and exceeded $800 million. This was mainly due to our successful acquisition of the Wausau premium paper brands early in the year, but also reflected organic growth, including new initiatives in specialized market niches, which we achieved despite challenging economic headwinds in Europe throughout most of the year.



% Change 2012 vs 2011
16%
36%
46%
Net Sales
Adj. EBIT
Adj. EPS

Operating income increased 36% over 2011 after adjusting for acquisition integration and other one-time costs. Our higher sales and disciplined approach to managing overhead and other costs allowed us to leverage Neenah's infrastructure, and helped boost operating margins to 9.9% versus 8.5% in 2011.

During the year, we also actively managed our capital structure, redeeming $68 million of bonds and reducing financing costs. Later in the year we entered into a new lending facility and improved the terms and extended the maturity of our revolver—all of which further improved our financial flexibility and profitability.

These factors combined to drive a 50% increase in adjusted net income, which reached $46 million, or $2.78 per share. This was our highest level ever.

Increased income levels along with our continued focus on capital efficiency produced a Return on Invested Capital (ROIC) of over 11% for 2012, up sharply from 9% in 2011. This remains a key metric guiding our investment decisions.

Our strong financial results and successful strategy execution enabled us to deliver on our commitment to enhance shareholder value. Our total shareholder return for the past year was 30%, anchored by a

28% rise in our stock price. In addition, we continue to return cash to our shareholders in the form of a dividend, which increased by almost 10% in 2012 and another 25% for 2013. Also, we repurchased $4 million of Neenah shares during the year under a $10 million share repurchase program.

We believe it is important to provide investors with a highly competitive return versus other choices in the equity market and have chosen to benchmark Neenah's returns to shareholders (and thus our executives' compensation) not against other companies in our industry, but against the broader Russell 2000 Value Index. For each of the past four years, total shareholder return has significantly outperformed the index and ranked in or near the first quartile for companies in that index.


Total Shareholder Return (%)
45%
25%
16%
-6%
30%
18%
10
11
12
Neenah Paper
Russell 2000 Value

TECHNICAL PRODUCTS: PERFORMANCE DRIVEN BY INNOVATION

Our strategic vision for Technical Products is to grow by providing innovative, high-value products that help our customers' products perform better. While Technical Products sales rose on a constant currency basis in 2012, US dollar sales of $407 million were down 3% from the prior year largely due to currency translation. Even so, we improved operating margins and delivered record profits in 2012. We did this through a value-added sales mix, cost efficiencies, and revenue-enhancing initiatives.


Net Sales $ Million
OP Margins
$384
$421
$429
Currency Impact
$407
7.6%
8.0%
9.2%
10
11
12

We have remained focused on increasing our Technical Products business through product innovation, geographic expansion and the pursuit of new market adjacencies. Filtration products continue to anchor the portfolio, and we see rising demand in new international markets as our most valued customers seek to deploy our products across their global operations. We have also found success with new product introductions in adjacent beverage and industrial filtration markets.

Our fastest growing and highest value transportation filtration products continue to be those that utilize non-woven substrates in the final product. Melt-blown capacity added in 2011 is fully utilized today and growth has exceeded our initial projections. In 2012 we approved a $15 million investment for a third melt-blown line in Germany to support increasing demand for high performance filtration products in transportation and other applications. This line will start up by year-end 2013.

Product development initiatives for other markets include innovative label products and solutions that are supported by a recently added soft nip calendar asset located in our Munising, Michigan facility. This equipment allows our team to produce a smoother and more even surface density. As we continue to seek opportunities in abrasives, offering a smooth surface for finer grit products will expand the opportunities for growth of an engineered paper product by providing an alternative to plastic-based substrates.

FINE PAPER: BROADENING OUR REACH

In the Fine Paper segment, we are realizing our strategic vision through product offerings that elevate the image of everything from personal and business communication to the packaging of luxury brands. Segment sales were up 36% for the year to nearly $373 million, marking our third straight year of sales growth despite being in an industry that faces secular challenges.


Net Sales $ Million
Adjusted OP Margins
$273
$275
$373
13.6%
14.4%
15.0%
10
11
12

The acquisition of premium brands from Wausau was a major event in our Fine Paper business in 2012. We carefully and thoughtfully targeted and then acquired brands that could deliver the greatest value because of their market importance and asset efficiency. The purchase of these brands not only solidified our market position in premium papers, it also provided leadership in "Brights", a new niche category for us, and increased market access by adding the retail channel to our growth platform. As part of this transaction, we also acquired non-premium brands which complemented our offering in the consumer channel and added $30 million of sales that is reported separately from Fine Paper.

We were able to creatively integrate the Wausau brands more quickly than planned, which enabled us to increase manufacturing efficiencies and fully utilize our operating system. With the integration of the new brands and associated production ramp-up at our Appleton, Neenah and Whiting mills, we added approximately 150 new jobs; more importantly, we strengthened the viability of our current enrollment for years to come.

Our Fine Paper team also successfully grew in targeted niches such as luxury packaging for premium jewelry, cosmetics and apparel, as well as premium labels for high-end beverage and food labels. More recently we introduced an innovative stored value card, which is a coated, recyclable alternative to plastic "rewards" cards. All the while, our team kept a sharp focus on our leading core CLASSIC® brands, which continued to deliver the greatest value for this business, while outperforming the market.

With all of these efforts, Fine Paper operating income rose 26% to $50 million and, excluding merger integration costs, operating income was $56 million, up from $40 million in 2011. Also importantly, we maintained our attractive mid-teen operating margins.

As a result of our clear market leadership and the infrastructure added with the Wausau acquisition, we were able to make an additional complementary acquisition at the beginning of 2013 with the purchase of premium retail business brands from Southworth Company. This addition strengthened our importance with our existing retail customers and added Walmart as a new customer for Neenah.

COMMITMENT TO SAFETY AND SUSTAINABILITY

Neenah's values will always reflect a commitment to safe working conditions, employee engagement and sound environmental stewardship. With that as background, I would be remiss not saying how proud I am of the individual commitment made by every Neenah employee regarding our workplace safety. In 2012, we significantly decreased reportable incidents in our facilities by 25%, to 1.8 per 200,000 man-hours.

On the environmental front in 2012, Neenah was awarded the Wisconsin Sustainable Business Council's highest environmental certification, the Green Masters designation. We also earned the Certificate of Environmental Stewardship from the Center for Resource Solutions for our production of Green-e certified fine paper brands. Certification also was awarded by the Climate Registry, which recognizes excellence in measuring and reducing greenhouse gas emissions.

CONSISTENT STRATEGY, COMPELLING OPPORTUNITIES

Looking ahead, while global economic conditions remain unsettled, I am confident in Neenah's ability to deliver exceptional product performance, capture opportunities for profitable growth and continue our commitment to increasing shareholder value. Our Technical Products business is positioned to grow in high-value niches as we develop innovative solutions that meet the performance needs of our customers and their end users. Our Fine Paper business is sought out by customers who seek to enhance their brand image and, as a result, continues to generate attractive and consistent cash flow and profits.

Building on our success in 2012, we will continue to execute on our strategies to grow in specialized markets, both organically and through selective acquisitions; to increase our size, scale and product diversity; and to manage our business in a disciplined, shareholder-centric manner.

I am grateful for the dedication of our employees, the guidance of our Board, and the support of our shareholders, and look forward to delivering many more years of progress in the future.

Sincerely,



John P. O'Donnell
President and Chief Executive Officer

TECHNICAL PRODUCTS

Neenah is a leading producer of Technical Products, using paper, film, nonwovens and other substrates to produce specialized materials that employ saturation, coating and other function-enhancing processes to deliver specified performance to customers.

Our products include filtration media, tape and coated abrasive backings, labels and other specialized products. Specific end uses include transportation, household and industrial applications, medical packaging, retail image transfer papers and many others.

The Technical Products group serves customers in more than 70 countries through manufacturing facilities in the U.S. and Germany, supported by R&D efforts focused on developing the new processes and products that will meet customers' needs and drive our growth.

OUR PRODUCTS PROVIDE HIGH-PERFORMANCE SOLUTIONS:

- providing essential filtration capabilities for the transportation industry and other sectors
- meeting specialized needs for strength, durability and resistance to contamination in products as diverse as medical packaging, wall covering and furniture backing
- enabling superior performance in products for industrial applications such as abrasives and tapes

FILTRATION

High-performance filtration media for fuel, air, oil, cabin air, as well as filtration for other markets



SPECIALTIES

Products for a variety of end markets including labels, non-woven wall cover, medical packaging and durable print media



INDUSTRIAL BACKINGS

Saturated and coated papers used for backing of specialty abrasives and tapes



FINE PAPER

Neenah is the leader in the North American premium Fine Paper market. Built on a tradition of quality and service, we market some of the most recognized and preferred premium papers in North America, with distinguished brands including CLASSIC®, ASTROBRIGHTS®, CRANE®, ROYAL SUNDANCE®, Southworth®, and ENVIRONMENT® Papers.

Neenah's leadership role is supported by our broad range of colors, textures and other product features and we have world-class manufacturing, with three facilities located in Wisconsin.

We are also a pioneer in eco-friendly paper products. Our ENVIRONMENT® Paper is the premier offering of recycled content papers in the market.

OUR PRODUCTS ARE IN DEMAND WHEREVER IMAGE COUNTS:

- for high-end traditional / digital printing for graphic imaging needs, such as business identification, marketing and promotional materials and writing papers
- for specialized uses such as upscale packaging and labels
- for unique brightly colored papers for home, school or organization

GRAPHIC IMAGING

Unique colors, textures and finishes for identity, print collateral, invitations, advertising and envelopes


NEENAH

PREMIUM PACKAGING & LABEL

Image enhancing colors and textures of premium folded cartons, box wrap, bags, premium wine, beverage and spirit labels, food labels and hang tags



BRIGHTS

Deep, rich, vivid colors and textures for flyers, posters, school supplies, crafting, direct mail advertising and promotions


N
POSTER

NEENAH PAPER, INC. 2012 ANNUAL REPORT

NEENAH PAPER INC

NOTICE OF 2013 ANNUAL MEETING
AND
PROXY STATEMENT

Proxy



April 12, 2013

Dear Stockholder:

On behalf of the Board of Directors, it is my pleasure to invite you to attend the 2013 Annual Meeting of Stockholders of Neenah Paper, Inc. to be held at the Company's headquarters located at Preston Ridge III, 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005 on Thursday, May 30, 2013 at 10:00 a.m., Eastern Time.

2012 was a very successful year for Neenah and for our stockholders as we continued to execute against our value-adding strategic plan. We achieved significant revenue growth through acquisitions and organic growth in targeted higher value products. In addition, we improved operating margins and increased our return on invested capital. All of which helped to create value and provide attractive returns for our stockholders. In 2012, we again increased our dividend, initiated a share repurchase program and achieved an increase in stock price of 28%. We are proud of our 2012 results and the contributions of Neenah's dedicated employees around the world that made it possible and will make a difference in our future successes.

The formal business to be transacted at the 2013 Annual Meeting includes:

- The election of three Class III directors for a three-year term;
- Approval of an advisory vote on the Company's executive compensation;
- Approval of the amendment and restatement of the Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan; and
- The ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

At the meeting, we will provide a brief report on our results and strategies. Our directors and executive officers, as well as representatives from Deloitte & Touche LLP, will be in attendance to answer any questions you may have.

Regardless of whether you choose to attend or not, please either vote electronically using the Internet, vote by telephone, or follow the procedures for requesting written copies of the proxy materials described in the attached Proxy Statement and mark, date, sign and return the proxy card included with those materials at your earliest convenience. This will assure your shares will be represented and voted at the Annual Meeting.

Sincerely,

JOHN P. O'DONNELL
President and Chief Executive Officer



Neenah Paper, Inc.

Preston Ridge III
3460 Preston Ridge Road, Suite 600
Alpharetta, Georgia 30005

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 30, 2013

NOTICE HEREBY IS GIVEN that the 2013 Annual Meeting of Stockholders of Neenah Paper, Inc. will be held at the Company's headquarters located at Preston Ridge III, 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005 on Thursday, May 30, 2013 at 10:00 a.m., Eastern time, for the purpose of considering and voting upon:

1. A proposal to elect as Class III directors the three nominees named in the attached Proxy Statement to serve until the 2016 Annual Meeting of Stockholders;
2. A proposal to approve, on an advisory basis, the Company's executive compensation;
3. A proposal to approve an amendment and restatement of the Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan;
4. A proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Neenah Paper, Inc. for the fiscal year ending December 31, 2013; and
5. Such other business as properly may come before the Annual Meeting or any adjournments thereof. The Board of Directors is not aware of any other business to be presented to a vote of the stockholders at the Annual Meeting.

Information relating to the above matters is set forth in the attached Proxy Statement. Stockholders of record at the close of business on March 28, 2013 are entitled to receive notice of and to vote at the Annual Meeting and any adjournments thereof.

The Proxy Statement and the 2012 Annual Report to Stockholders are available at http://www.neenah.com/proxydocs.

By order of the Board of Directors.

STEVEN S. HEINRICHS
Senior Vice President, General Counsel and Secretary

Alphaaretta, Georgia
April 12, 2013

PLEASE READ THE ATTACHED PROXY STATEMENT AND THEN VOTE ELECTRONICALLY, BY TELEPHONE, OR REQUEST PRINTED PROXY MATERIALS AND PROMPTLY COMPLETE, EXECUTE AND RETURN THE PROXY CARD INCLUDED WITH THE PROXY MATERIALS IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE.

TABLE OF CONTENTS



Neenah Paper, Inc.

Preston Ridge III
3460 Preston Ridge Road, Suite 600
Alpharetta, Georgia 30005

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 30, 2013

This Proxy Statement is furnished to the stockholders of Neenah Paper, Inc. in connection with the solicitation of proxies by our Board of Directors to be voted at the 2013 Annual Meeting of Stockholders and at any adjournments thereof. The Annual Meeting will be held at the Company's headquarters located at Preston Ridge III, 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005 on Thursday, May 30, 2013 at 10:00 a.m., Eastern Time. When used in this Proxy Statement, the terms "we," "us," "our," "the Company" and "Neenah" refer to Neenah Paper, Inc.

The approximate date on which this Proxy Statement is being filed and the Notice is being sent or given to stockholders is April 12, 2013.

VOTING

General

The securities that can be voted at the Annual Meeting consist of our common stock, par value $0.01 per share, with each share entitling its owner to one vote on each matter submitted to the stockholders. The record date for determining the holders of common stock who are entitled to receive notice of and to vote at the Annual Meeting is the close of business March 28, 2013. On the record date 15,970,208 shares of common stock were outstanding and eligible to be voted at the Annual Meeting.

Quorum and Vote Required

The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of our common stock is necessary to constitute a quorum at the Annual Meeting.

In voting with regard to the proposal to elect as Class III directors (Proposal 1) the three nominees named herein, stockholders may vote for all nominees listed herein, withhold their votes as to all nominees or withhold their votes as to specific nominees. The vote required to approve Proposal 1 is a majority of the shares of common stock represented and entitled to vote on Proposal 1, provided a quorum is present. Votes that are withheld will be considered as shares present and entitled to vote for the proposal, and therefore will have the same legal effect as votes against the proposal.

In voting with regard to the proposal to approve, on an advisory non-binding basis, the Company's executive compensation (Proposal 2), stockholders may vote in favor of the proposal, against the proposal, or may abstain from voting. The vote required to approve Proposal 2 is majority of the shares of common stock represented and entitled to vote on Proposal 2, provided a quorum is present. As a result, abstentions will be considered in determining the number of votes required to obtain the necessary majority vote for the proposal, and therefore will have the same legal effect as votes against the proposal.

In voting with regard to the proposal to approve the amendment and restatement of the existing Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan (the "Omnibus Plan") (Proposal 3), stockholders may vote in favor of the proposal, against the proposal, or may abstain from voting. The vote required to approve Proposal 3 is majority of the shares of common stock represented and entitled to vote on Proposal 3, provided a quorum is present. As a result, abstentions will be considered in determining the number of votes required to obtain the necessary majority vote for the proposal, and therefore will have the same legal effect as votes against the proposal.

In voting with regard to the proposal to ratify the appointment of the independent registered public accounting firm (Proposal 4), stockholders may vote in favor of the proposal, against the proposal, or may abstain from voting. The vote required to approve Proposal 4 is a majority of the shares of common stock represented and entitled to vote at the Annual Meeting, provided a quorum is present. Abstentions will be considered as shares present and entitled to vote for the proposal, and therefore will have the same legal effect as votes against the proposal.

If your shares are held in the name of a bank or brokerage firm (in "street name") and you do not vote your shares, your bank or brokerage firm can only vote your shares in their discretion upon proposals which are considered "discretionary" proposals. We believe that Proposal 4 is a discretionary proposal. Brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions to the broker for proposals which are considered "non-discretionary" (a "broker non-vote"). We believe Proposals 1, 2, and 3 are non-discretionary proposals. As such, broker non-votes will be counted for the purpose of determining if a quorum is present, but will not be considered as shares entitled to vote on Proposals 1, 2, and 3 and therefore will have no effect on the outcome of these proposals.

Proxy Voting Procedures

We are choosing to follow the Securities and Exchange Commission ("SEC") rules that allow companies to furnish proxy materials to stockholders via the Internet.. If you received a Notice of Internet Availability of Proxy Materials, or "Notice," by mail, you will not receive a printed copy of the proxy materials, unless you specifically request one. The Notice instructs you on how to access and review all of the important information contained in the proxy statement and annual report as well as how to submit your proxy over the Internet. If you received the Notice and would still like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials included in the Notice. We plan to mail the Notice to stockholders by April 12, 2013.

You may vote in person at the Annual Meeting or by proxy. We recommend you vote by proxy even if you plan to attend the Annual Meeting. You can always change your vote at the meeting. Giving us your proxy means you authorize us to vote your shares at the Annual Meeting in the manner you direct.

If your shares are held in your name, you can vote by proxy in three convenient ways:

- *Via the Internet:* Go to *http://www.proxyvote.com* and follow the instructions.
- *By Telephone:* Call toll-free 1-800-690-6903 and follow the instructions.
- *By Mail:* Request a printed copy of the proxy materials disclosed in this Proxy Statement and complete, sign, date and return your proxy card in the envelope included with your printed proxy materials.

If your shares are held in street name, the availability of telephone and internet voting will depend on the voting processes of the applicable bank or brokerage firm; therefore, it is recommended that you follow the voting instructions on the form you receive from your bank or brokerage firm. All properly executed proxies received by Neenah in time to be voted at the Annual Meeting and not revoked will be voted at the Annual Meeting in accordance with the directions noted on the proxy card. If any other matters properly come before the Annual Meeting, the persons named as proxies will vote upon such matters according to their judgment.

Any stockholder of record delivering a proxy has the power to revoke it at any time before it is voted: (i) by giving written notice to Steven S. Heinrichs, Senior Vice President, General Counsel and Secretary of Neenah, at Preston Ridge III, 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005; (ii) by submitting a proxy card bearing a later date, including a proxy submitted via the Internet or by telephone; or (iii) by voting in person at the Annual Meeting. Please note, however, that any beneficial owner of our common stock whose shares are held in street name may (a) revoke his or her proxy and (b) attend and vote his or her shares in person at the Annual Meeting only in accordance with applicable rules and procedures as then may be employed by such beneficial owner's brokerage firm or bank. In particular, in order to attend and vote his or her shares at the Annual Meeting, a beneficial owner generally must obtain a form of proxy or other appropriate documentation from such beneficial owner's brokerage firm or bank.


Proxy

We are also sending the Notice and voting materials to participants in various employee benefit plans of Neenah. The trustee of each plan, as the stockholder of record of the shares of common stock held in the plan, will vote whole shares of stock attributable to each participant's interest in the plan in accordance with the directions the participant gives or, if no directions are given by the participant, in accordance with the directions received from the applicable plan committees.

In addition to soliciting proxies through the mail, we may solicit proxies through our directors, officers and employees, in person and by telephone or email and facsimile. We expect to retain Georgeson Inc. to aid in the solicitation at a cost of approximately $8,000, plus reimbursement of out-of-pocket expenses. Brokerage firms, nominees, custodians and fiduciaries also may be requested to forward proxy materials to the beneficial owners of shares held of record by them. We will pay all expenses incurred in connection with the solicitation of proxies.

We will announce the final results on our web site at *www.neenah.com* shortly after the meeting and on Form 8-K immediately following the meeting.

If a signed proxy card is received which does not specify a vote or an abstention, then the shares represented by that proxy card will be voted FOR the election of all Class III director nominees described herein, FOR the approval of the Company's executive compensation, FOR the approval of the amendment and restatement of the Omnibus Plan, and FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2013. Neenah is not aware, as of the date hereof, of any matters to be voted upon at the Annual Meeting other than those stated in this proxy statement. If any other matters are properly brought before the Annual Meeting, the enclosed proxy card gives discretionary authority to the persons named as proxies to vote the shares represented thereby in their discretion.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of March 28, 2013 with respect to: (i) each of our directors; (ii) each of the named executive officers appearing elsewhere herein; and (iii) all executive officers and directors as a group, based in each case on information furnished to us by such persons. As used in this Proxy Statement, "beneficial ownership" means that a person has, as of March 28, 2013, or may have within 60 days thereafter, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power to dispose of or direct the disposition of a security.

Name	Shares Beneficially Owned(1)	Percent of Class(2)
Sean T. Erwin	88,678(3)	*
Edward Grzedzinski	23,520(4)	*
Steven S. Heinrichs	46,626(5)	*
Mary Ann Leeper	22,780(6)	*
Bonnie C. Lind	97,250(7)	*
Timothy S. Lucas	32,610(8)	*
John F. McGovern	20,215(9)	*
Philip C. Moore	27,897(10)	*
John P. O'Donnell	154,255(11)	*
Julie A Schertell	13,738(12)	*
Armin S. Schwinn	2,650(13)	*
Stephen M. Wood	33,090(14)	*
All directors and executive officers as a group (12 persons)	563,308	3.5

(1) Except as otherwise noted, the directors and executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed. Shares of common stock held by the trustee of Neenah's 401(k) Retirement Plan and Retirement Contribution Plan for the benefit of, and which are attributable to our executive officers are included in the table.

(2) An asterisk indicates that the percentage of common stock beneficially owned by the named individual does not exceed 1% of the total outstanding shares of our common stock.

(3) Includes 25,170 shares of common stock subject to stock options that are exercisable by Mr. Erwin as of March 28, 2013 or within 60 days thereafter and (ii) 925 shares of common stock issuable upon conversion of restricted stock units that are vested or will vest within 60 days of March 28, 2013.

(4) Includes (i) 10,455 shares of common stock subject to stock options that are exercisable by Mr. Grzedzinski as of March 28, 2013 or within 60 days thereafter and (ii) 1,850 shares of common stock issuable upon conversion of restricted stock units that are vested or will vest within 60 days of March 28, 2013.

(5) Includes 39,431 shares of common stock subject to stock options that are exercisable by Mr. Heinrichs as of March 28, 2013 or within 60 days thereafter.

(6) Includes (i) 10,345 shares of common stock subject to stock options that are exercisable by Dr. Leeper as of March 28, 2013 or within 60 days thereafter and (ii) 1,850 shares of common stock issuable upon conversion of restricted stock units that are vested or will vest within 60 days of March 28, 2013.

(7) Includes 35,315 shares of common stock subject to stock options that are exercisable by Ms. Lind as of March 28, 2013 or within 60 days thereafter.

(8) Includes (i) 21,655 shares of common stock subject to stock options that are exercisable by Mr. Lucas as of March 28, 2013 or within 60 days thereafter and (ii) 1,850 shares of common stock issuable upon conversion of restricted stock units that are vested or will vest within 60 days of March 28, 2013.

(9) Includes 16,060 shares of common stock subject to stock options that are exercisable by Mr. McGovern as of March 28, 2013 or within 60 days thereafter.

(10) Includes (i) 17,025 shares of common stock subject to stock options that are exercisable by Mr. Moore as of March 28, 2013 or within 60 days thereafter and (ii) 1,867 shares of common stock issuable upon conversion of restricted stock units that are vested or will vest within 60 days of March 28, 2013.

(11) Includes 103,865 shares of common stock subject to stock options that are exercisable by Mr. O'Donnell as of March 28, 2013 or within 60 days thereafter.

(12) Includes 8,516 shares of common stock subject to stock options that are exercisable by Ms. Schertell as of March 28, 2013 or within 60 days thereafter.

(13) Includes 2,650 shares of common stock subject to stock options that are exercisable by Mr. Schwinn as of March 28, 2013 or within 60 days thereafter.

(14) Includes (i) 18,345 shares of common stock subject to stock options that are exercisable by Dr. Wood as of March 28, 2013 or within 60 days thereafter and (ii) 1,850 shares of common stock issuable upon conversion of restricted stock units that are vested or will vest within 60 days of March 28, 2013.

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2012 for each person known to us to be the beneficial owner of more than 5% of our outstanding common stock.

Name and Address of Beneficial Owner	Common Stock Beneficially Owned	
	Number of Shares	Percent of Class
Blackrock, Inc. *40 East 52nd Street* *New York, NY 10022*	1,228,609(1)	7.75%
Vanguard Group, Inc. *100 Vanguard Blvd.* *Malvern, PA 19355*	1,088,331(2)	6.86%
Allianz Global Investors U.S. Holdings LLC *680 Newport Center Drive, Suite 250* *Newport Beach, CA 92660*	897,014(3)	5.70%

(1) The amount shown and the following information is derived from the Schedule 13G filed by BlackRock, Inc. on February 8, 2013, reporting beneficial ownership as of December 31, 2012. Of the 1,228,609 shares shown, BlackRock, Inc. has sole dispositive power and sole voting power over all 1,228,609 shares.

(2) The amount shown and the following information is derived from the Schedule 13G filed by Vanguard Group, Inc. on February 12, 2013, reporting beneficial ownership as of December 31, 2012. Of the 1,088,331 shares shown, Vanguard Group, Inc. has sole dispositive power over 1,063,176 shares, shared dispositive power over 25,155 shares and sole voting power over 26,255 shares.

(3) The amount shown and the following information is derived from the Schedule 13G filed by Allianz Global Investors U.S. LLC and NFJ Investment Group LLC, on February14, 2013, each of which does not affirm the existence of a group, reporting beneficial ownership as of December 31, 2012. Of the 897,014 shares shown, the reporting entities, taken as a whole, report sole dispositive power and sole voting power over all 897,014 shares.

PROPOSAL 1—
ELECTION OF DIRECTORS

The Board currently consists of eight members divided into two classes of three directors and one class of two directors. The directors in each class serve three year terms, with the terms of the Class III directors expiring at the 2013 Annual Meeting. The Board has nominated Sean T. Erwin, John F. McGovern and Edward Grzedzinski, each a current director of Neenah, for re-election as Class III directors at the 2013 Annual Meeting. If elected, the nominees will serve a three-year term expiring at the 2016 Annual Meeting of Stockholders and until his successor has been duly elected and qualified.

Each of the nominees has consented to serve another term as a director if re-elected. If any of the nominees should be unavailable to serve for any reason (which is not anticipated), the Board may designate a substitute nominee or nominees (in which event the persons named on the enclosed proxy card will vote the shares represented by all valid proxy cards for the election of such substitute nominee or nominees), allow the vacancies to remain open until a suitable candidate or candidates are located, or by resolution provide for a lesser number of directors.

If any incumbent nominee for director in an uncontested election should fail to receive the required affirmative vote of the holders of a majority of the shares represented and entitled to vote at the Annual Meeting, under Delaware law the director remains in office as a "holdover" director until his or her successor is elected and qualified or until his or her earlier resignation, retirement, disqualification, removal from office or death. In the event of a holdover director, the Board of Directors in its discretion may request the director to resign from the Board. If the director resigns, the Board of Directors may immediately fill the resulting vacancy, allow the vacancy to remain open until a suitable candidate is located and appointed or adopt a resolution to decrease the authorized number of directors.

The Board unanimously recommends that the stockholders vote "FOR" the proposal to elect Sean T. Erwin, John F. McGovern and Edward Grzedzinski as Class III directors for a three-year term expiring at the 2016 Annual Meeting of Stockholders and until their successors have been duly elected and qualified.

Set forth below is certain information as of March 28, 2013, regarding the three nominees and each director continuing in office, including their ages, principal occupations (which have continued for at least the past five years unless otherwise noted), current Board experience and participation, and how the background, experience and qualification of each nominee and director make them well suited to serve on Neenah's Board.

Information Regarding Directors Nominated for Reelection

Sean T. Erwin, born in 1951, is the Chairman of our Board of Directors. Mr. Erwin served as the Company's President and Chief Executive Officer from 2004 through May 2011. Prior to the spin-off of Neenah from Kimberly-Clark Corporation on November 30, 2004 (the "spin-off"), Mr. Erwin had been an employee of Kimberly-Clark since 1978, and had held increasingly senior positions in both finance and business management. In January 2004, Mr. Erwin was named President of Kimberly-Clark's Pulp and Paper Sector, which comprised the businesses transferred to us by Kimberly-Clark in the spin-off. He served as the President of the Global Nonwoven business from early 2001. He has also served as the President of the European Consumer Tissue business, Managing Director of Kimberly-Clark Australia, as well as previously serving as President of the Pulp and Paper Sector, and President of the Technical Paper business. Mr. Erwin received his BS in Accounting and Finance from Northern Illinois University. Mr. Erwin currently serves as a director of Carmike Cinemas, Inc. Mr. Erwin has served as a director of Neenah since November 30, 2004. Mr. Erwin's extensive experience as former CEO of the Company and his vast industry experience and leadership positions make him an effective member of Neenah's Board.

John F. McGovern, born in 1946, is the founder, and since 1999 a partner, of Aurora Capital LLC, a private investment and consulting firm based in Atlanta, Georgia. Prior to founding Aurora Capital, Mr. McGovern served in a number of positions of increasing responsibility at Georgia-Pacific Corporation from 1981 to 1999, including Executive Vice President/Chief Financial Officer from 1994 to 1999. Previously, Mr. McGovern had been Vice President and Director, Forest Products and Package Division of Chase Manhattan Bank. He currently serves as a director of NewPage Corporation and Xerium Technologies, Inc. where he serves as audit committee chairman. Mr. McGovern also served as a director of GenTek, Inc. from 2003 to 2009, Maxim Crane Works Holdings, Inc. from 2005 to 2008, and Collective Brands Inc. from 2003 to 2012. From 2006 to 2010 Mr. McGovern served as lead director of Neenah's Board for all executive sessions of non-management directors. Mr. McGovern has served as a director of Neenah since January 10, 2006. Mr. McGovern received his BS from Fordham University. Mr. McGovern's extensive experience as the senior financial executive of a multi-national paper products company and his experience as an executive in the financial services industry as well as his experience on other public company boards make him an effective member of Neenah's Board.

Edward Grzedzinski, born in 1955, served as the Chief Executive Officer of NOVA Information Systems from 1993 to 2001, and Vice Chairman of US Bancorp from November 2001 to 2004. Mr. Grzedzinski has over 25 years of experience in the electronic payments industry and was a co-founder of NOVA Information Systems in 1991. Mr. Grzedzinski served as a member of the Managing Committee of US Bancorp, and was a member of the Board of Directors of US Bank, N.A. Mr. Grzedzinski also served as Chairman of euroConex Technologies, Limited, a European payment processor owned by US Bancorp until November 2004 and was a member of the Board of Directors of Indus International, a global provider of enterprise asset management products and services until April 2005. Mr. Grzedzinski has served as a director of Marlin Business Services since May 2005 and Neenah Paper since November 30, 2004. In May 2012, Mr. Grzedzinski was elected as Presiding Director (Senior Non-Executive Director) of Neenah. Mr. Grzedzinski's experience as chief executive officer and chairman of a financial services company and experience on other boards makes him an effective member of Neenah's Board.

Class I Directors—Term Expiring at the 2014 Annual Meeting

Timothy S. Lucas, CPA, born in 1946, has served as an independent consultant on financial reporting issues practicing as Lucas Financial Reporting since 2002. From 1988 to 2002, Mr. Lucas worked at the Financial Accounting Standards Board ("FASB"), where he was the Director of Research and Technical Activities, and Chairman of the FASB's Emerging Issues Task Force. Mr. Lucas has served as a director of Neenah since November 30, 2004. Mr. Lucas received his BA in Economics and BS in Accounting from Rice University and his Master of Accounting from the Jesse H. Jones Graduate School, Rice University. Mr. Lucas' experience at FASB and his educational background make him an effective member of Neenah's Board.

Philip C. Moore, born in 1953, is a partner at McCarthy Tétrault LLP, Canada's national law firm. Mr. Moore practices corporate and securities law, with particular emphasis on corporate governance and finance, mergers and acquisitions and other business law issues. He has been involved in many corporate mergers, acquisitions, dispositions and reorganizations, as well as capital markets transactions in a variety of industries and geographies. Mr. Moore has extensive experience in corporate transactions involving the pulp and paper industries. Mr. Moore has been awarded the designation "Chartered Director" from the Directors College, Canada's leading director education program run by McMaster University and the Conference Board of Canada. He has advised on the design and implementation of numerous executive compensation plans, as well as on executive compensation governance matters. Mr. Moore has been with McCarthy Tétrault LLP since 1988, before which he practiced in Toronto, Canada and Sydney, Australia. From 1994 until 2000 he was a director of Imax Corporation and is currently a director of a number of private corporations. Mr. Moore has served as a director of Neenah since November 30, 2004. Mr. Moore received his BA from McMaster University and his LLB from Queen's University. Mr. Moore's educational background and extensive experience in corporate governance and business law makes him an effective member of Neenah's Board.

John P. O'Donnell, born in 1960, is President and Chief Executive Officer of the Company. Prior to being CEO, Mr. O'Donnell served as Chief Operating Officer of the Company and President, Fine Paper. Mr. O'Donnell was employed by Georgia-Pacific Corporation from 1985 until 2007 and held increasingly senior management positions in the Consumer Products division. Mr. O'Donnell served as President of the North American Retail Business from 2004 through 2007, and as President of the North American Commercial Tissue business from 2002 through 2004. Mr. O'Donnell received his BS from Iowa State University. Mr. O'Donnell has served as a director of Neenah since November 2010. Mr. O'Donnell's extensive experience in the paper and consumer products industries, and his leadership positions in the Company, make him an effective member of Neenah's Board.

Class II Directors—Term Expiring at the 2015 Annual Meeting


Proxy

Mary Ann Leeper, Ph.D., born in 1940, is Senior Strategic Advisor of The Female Health Company. She stepped down as its President and Chief Operating Officer in May 2006; a position she held since 1996. Dr. Leeper was President and Chief Operating Officer of The Female Health Company Division of the Wisconsin Pharmacal Company from 1994 to 1996, and held other senior positions from 1987 to 1994 in the Wisconsin Pharmacal Company (renamed The Female Health Company in 1996). Dr. Leeper has served as a Director of The Female Health Company since 1987. Dr. Leeper was an Adjunct Professor at the University of Virginia's Darden Graduate School of Business MBA program from 2001 to 2012. She held senior positions at G D Searle, was Assistant Professor at Temple University Schools of Pharmacy and Medicine, as well as a biochemist for Wyeth Laboratories and McNeil Laboratories. Dr. Leeper's educational background includes a B.S., Drexel University; M.S., Temple University, M.M., Northwestern University and Ph.D. from Temple University. Dr. Leeper has served as a director of Neenah since November 30, 2004. Dr. Leeper's educational background and her experience as senior executive of a technical manufacturing company makes her an effective member of Neenah's Board.

Stephen M. Wood, Ph.D., born in 1946, is Chairman of the Board for FiberVisions Corporation which is a leading global manufacturer of synthetic fibers for consumer products, construction and industrial applications. Dr. Wood was President and Chief Executive Officer of FiberVisions from 2006 to 2012. Dr. Wood is also Chairman of the Board of ESFV which is a global joint Venture with JNC Corporation, a leading Japanese Chemical Company. From 2001 to 2004, Dr. Wood served as President and Chief Executive Officer of Kraton Polymers, a specialties chemical company, and Chairman and Representative Director of JSR Kraton Elastomers, a Japanese joint venture company. Prior to this Dr. Wood was President of the Global Elastomers business of Shell Chemicals, Ltd., and a Vice President of that company. Dr. Wood was also elected International President of the International Institute of Synthetic Rubber Producers. Dr. Wood has a BSc in Chemistry and a Ph.D. in Chemical Engineering from Nottingham University, United Kingdom and is a graduate of the Institute of Chemical Engineers. Dr. Wood has served as a director of Neenah since November 30, 2004. Dr. Wood's educational background and his experience as a senior executive of a chemical manufacturing company provides the knowledge base and experience to make him an effective member of Neenah's board.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors conducts its business through meetings of the full Board and through committees of the Board, consisting of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, which we refer to as the Nominating Committee. During 2012 our Board held five meetings, the Audit Committee held seven meetings, the

Compensation Committee held six meetings and the Nominating Committee held four meetings. The Company's Corporate Governance Policies provide that all directors are expected to regularly attend and participate in Board and Committee meetings and encourage the directors to attend the Company's Annual Meeting. In 2012 all of our directors attended more than 75% of the meetings of the Board and meetings of the committees of which he or she is a member. Neenah holds regularly scheduled executive sessions of non-management directors and the independent directors hold executive sessions at least once every year without management or the non-executive directors present. Seven of the Company's directors were in attendance at the 2012 Annual Meeting.

Audit Committee

The Audit Committee is comprised solely of directors who meet the independence requirements of the New York Stock Exchange ("NYSE") and the Securities Exchange Act of 1934, as amended ("Exchange Act"), and are financially literate, as required by NYSE rules. At least one member of the Audit Committee is an audit committee financial expert, as defined by the rules and regulations of SEC. The Audit Committee has been established in accordance with applicable rules promulgated by the NYSE and SEC. The Audit Committee assists the Board in monitoring:

- the quality and integrity of our financial statements;
- our compliance with ethical policies contained in our Code of Business Conduct and Ethics and legal and regulatory requirements as well as the administration of our policy regarding related party transactions;
- the independence, qualification and performance of our registered public accounting firm;
- the performance of our internal auditors; and
- related party transactions.

The Audit Committee is governed by the Audit Committee Charter approved by the Board. The charter is available on our website at *www.neenah.com.*

The members of the Audit Committee, which met seven times in 2012, are Messrs. Lucas (Chairperson), Moore and Dr. Wood. The Board has determined, based on his experience at the FASB, that Mr. Lucas is an audit committee financial expert within the meaning of the SEC's rules.

Nominating and Corporate Governance Committee

The Nominating Committee is comprised solely of directors who meet the NYSE independence requirements. The Nominating Committee:

- oversees the process by which individuals are nominated to our Board;
- reviews the qualifications, performance and independence of members of our Board;
- reviews and recommends policies with respect to composition, organization, processes and practices of our Board, including diversity; and
- identifies and investigates emerging corporate governance issues and trends that may affect us.

The Nominating Committee is governed by the Nominating and Corporate Governance Committee Charter approved by the Board. The charter is available on our website at *www.neenah.com.*

The members of the Nominating Committee, which met four times in 2012, are Dr. Leeper (Chairperson), Messrs. McGovern and Grzedzinski.

Compensation Committee

The Compensation Committee is comprised solely of directors who meet NYSE independence requirements, meet the requirements for a "nonemployee director" under the Exchange Act, and meet the requirements for an "outside director" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee:

- reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and sets such compensation;
- approves, in consultation with our Chief Executive Officer, the compensation of our officers who are elected by our Board;
- makes recommendations to our Board with respect to our equity-based plans and executive incentive compensation plans; and
- reviews with management and approves awards under our long-term incentive-compensation plans and equity-based plans.


Proxy

The Compensation Committee is governed by the Compensation Committee Charter approved by the Board. The charter is available on our website at *www.neenah.com.*

The members of the Compensation Committee, which met six times in 2012, are Messrs. Moore (Chairperson), McGovern and Dr. Wood.

Additional information regarding the Compensation Committee's processes and procedures for consideration of executive compensation is provided in the Compensation Discussion and Analysis below.

CORPORATE GOVERNANCE

Independent Directors & Board Structure

Our Amended and Restated Bylaws provide that a majority of the directors on our Board shall be independent. In addition, the Corporate Governance Policies adopted by the Board, described further below, provide for independence standards consistent with NYSE listing standards. Generally, a director does not qualify as an independent director if the director (or in some cases, members of the director's immediate family) has, or in the past three years has had, certain material relationships or affiliations with the Company, its external or internal auditors, or other companies that do business with the Company.

The Board selects from among its members the Chairman of the Board. The Board also elects the Chief Executive Officer of the Company. The Board believes that at this time it is appropriate for Sean T. Erwin to serve as the Chairman while John P. O'Donnell serves as Chief Executive Officer and a member of the Board. Mr. Erwin's position as Chairman and Mr. O'Donnell's position as both CEO and a Director provides a continuity of leadership between the senior executive team and the Board and enhances the corporate governance environment of the Board. In addition, in 2012 the Board appointed Edward Grzedzinski to serve as the Presiding Director to chair all meetings of the independent directors. Having six out of eight independent directors provides Neenah with a sufficient level of oversight, governance and independence without unduly limiting the senior executives from acting in the best interest of the Company and its shareholders.

In evaluating the independence of our independent directors, the Board also considered whether any of the independent directors had any material relationships with Neenah and concluded that no such material relationship existed that would impair their independence. See "Approval of Related Party Transactions" below. In making this determination, the Board relied both on information provided by our directors as well as information developed internally by Neenah. As is currently the case, immediately after the election of the nominees to the Board of Directors, a majority of all directors holding office will be independent directors. The Nominating Committee and the Board have affirmatively determined that six of the Company's eight directors do not have any relationship that would interfere with the exercise of independent judgment in carrying out their responsibilities as directors and are independent in accordance with NYSE listing standards, Securities and Exchange Commission ("SEC") rules and regulations and our Corporate Governance Policies. Neenah's independent directors are Mary Ann Leeper, Stephen M. Wood, John F. McGovern, Edward Grzedzinski, Timothy S. Lucas and Philip C. Moore.

Nomination of Directors

The Board of Directors is responsible for approving candidates for Board membership. The Board has delegated the screening and recruitment process to the Nominating Committee, in consultation with the Chairman of the Board and Chief Executive Officer. More specifically, our Nominating Committee has adopted, and the Board has ratified, the "Neenah Paper, Inc. Policy Regarding Qualification and Nomination of Director Candidates."

The Nominating Committee seeks to create a Board that is as a whole strong in its collective knowledge of, and diversity of skills and experience with respect to, accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, industry knowledge, corporate governance, education, background and global markets.

Qualified candidates for director are those who, in the judgment of the Nominating Committee, possess all of the following personal attributes and a sufficient mix of the following experience attributes to assure effective service on the Board. Personal attributes of a Board candidate considered by the Nominating Committee include: leadership, ethical nature, contributing nature, independence, interpersonal skills, and effectiveness. Experience attributes of a Board candidate considered by the Nominating Committee include: financial acumen, general business experience, industry knowledge, diversity of view-points, special business experience and expertise. When the Nominating Committee reviews a potential new candidate, the Nominating Committee looks specifically at the candidate's qualifications in light of the needs of the Board and our company at that time, given the then current mix of director attributes. Although the Company does not have a specific Board diversity policy, the Nominating Committee looks at the diversity of experience, background and Board composition in recommending director candidates as required by the Nominating Committee's charter.

The Nominating Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Nominating Committee periodically assesses the appropriate size of the Board and whether any vacancies on the Board are expected. In the event that vacancies are anticipated or otherwise arise, the Nominating Committee will seek to identify director candidates based on input provided by a number of sources, including: (i) Nominating Committee members; (ii) other directors of Neenah; (iii) management of Neenah; and (iv) stockholders of Neenah. The Nominating Committee also has the authority to consult with or retain advisors or search firms to assist in the identification of qualified director candidates.

The Nominating Committee will consider nominees recommended by stockholders as candidates for election to the Board. A stockholder wishing to nominate a candidate for election to the Board at the Annual Meeting is required to give written notice to the Secretary of Neenah of his or her intention to make a nomination. Pursuant to our Amended and Restated Bylaws, the notice of nomination must be received by Neenah not less than 50 days nor more than 75 days prior to the Annual Meeting, or if Neenah gives less than 60 days notice of the meeting date, the notice of nomination must be received within 10 days after the Annual Meeting date is announced.

To recommend a nominee, a stockholder should write to Steven S. Heinrichs, Senior Vice President, General Counsel and Secretary of Neenah, at 3460 Preston Ridge Road, Preston Ridge III, Suite 600, Alpharetta, Georgia 30005. Any such recommendation must include:

- the name and address of the stockholder and a representation that the stockholder is a holder of record of shares of our common stock;
- a brief biographical description for the nominee, including his or her name, age, business and residence addresses, occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above;
- a description of all arrangements or understandings between the stockholder and each nominee; and
- the candidate's consent to serve as a director if elected.


Proxy

Once director candidates have been identified, the Nominating Committee will then evaluate each candidate in light of his or her qualifications and credentials and any additional factors that the Nominating Committee deems necessary or appropriate, including those set forth above. Qualified prospective candidates will be interviewed by the Chairman of the Board, the Chief Executive Officer and at least one member of the Nominating Committee. The full Board will be kept informed of the candidate's progress. Using input from such interviews and other information obtained by the Nominating Committee, the Nominating Committee will evaluate whether a prospective candidate is qualified to serve as a director and, if so qualified, will seek full Board approval of the nomination of the candidate or the election of such candidate to fill a vacancy on the Board.

Existing directors who are being considered for re-nomination will be re-evaluated by the Nominating Committee based on each director's satisfaction of the qualifications described above and his or her performance as a director during the preceding year. All candidates submitted by stockholders will be evaluated in the same manner as candidates recommended from other sources, provided that the procedures set forth above have been followed.

All of the current nominees for director are current members of the Board. Based on the Nominating Committee's evaluation of each nominee's satisfaction of the qualifications described above and their performance as directors in 2012, the Nominating Committee determined to recommend the three directors for re-election. The Nominating Committee has not received any nominations from stockholders for the Annual Meeting.

Corporate Governance Policies

We have adopted the Neenah Paper, Inc. Corporate Governance Policies that guide the Company and the Board on matters of corporate governance, including director responsibilities, Board committees and their charters, director independence, director qualifications, director evaluations, director orientation and education, director access to management, Board access to independent advisors, and management development and succession planning. Copies of the Corporate Governance Policies are available on our website at *www.neenah.com*.

Code of Business Conduct and Ethics

We have adopted the Neenah Paper, Inc. Code of Business Conduct and Ethics, which applies to all of our directors, officers and employees. The Code of Business Conduct and Ethics meets the requirements of a "code of ethics" as defined by SEC rules and regulations. The Code of Business Conduct and Ethics also meets the requirements of a code of conduct under NYSE listing standards. The Code of Business Conduct and Ethics is available on our website at *www.neenah.com*.

Risk Oversight

The Board participates in risk oversight through the Company's Enterprise Risk Evaluation conducted by our Chief Financial Officer and General Counsel, in conjunction with the Company's senior management team. Annual findings are reported to the Audit Committee pursuant to the requirements of its charter and the full Board reviews an annual report of the findings as required by our Corporate Governance Policies.

Communications with the Board of Directors

We have established a process for interested parties to communicate with members of the Board, including non-management members of the Board. If you have any concern, question or complaint regarding any accounting, auditing or internal controls matter, or any issue with regard to our Code of Business Conduct and Ethics or other matters that you wish to communicate to our Board or non-management directors, send these matters in writing to c/o General Counsel, Neenah Paper, Inc., Preston Ridge III, 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005. Information about our Board communications policy and procedures for processing Board communications for all interested parties can be found on our website at *www.neenah.com* under the link "Investor Relations—Corporate Governance—Board of Directors—Board Communications Policy."

Approval of Related Party Transactions

The charter of the Audit Committee requires that the Audit Committee review and approve any transactions that would require disclosure under SEC rules and regulations. To help identify related party transactions and relationships, each director and named executive officer, as such term is used is "Additional Executive Compensation Information—Summary Compensation Table," completes a questionnaire on an annual basis that requires the disclosure of any transaction or relationships that the person, or any member of his or her immediate family, has or will have with the Company. Additionally, the Company's Code of Business Conduct and Ethics prohibits related party transactions and requires that any employee with knowledge of such a transaction provide written notice of the relationship or transaction to the Company's General Counsel. Neither Neenah nor the Board is aware of any matter in 2012 that required the review and approval of the Audit Committee in accordance with the terms of the charter.

2012 DIRECTOR COMPENSATION

The Compensation Committee has responsibility for evaluating and making recommendations to the Board of Directors regarding compensation for our nonemployee directors.

Each of our directors who are not employees receives an annual cash retainer of $36,000 and is paid $1,500 for each Board and committee meeting attended. The Chairman of the Board receives an additional $25,000 in cash per year. The chairperson of the Audit Committee is paid an additional $10,000 in cash per year, the chairperson of the Compensation Committee is paid an additional $10,000 in cash per year and the chairperson of the Nominating Committee is paid an additional $5,000 in cash per year. To ensure that our directors will have an equity ownership interest aligned with our stockholders we also make annual awards of nonqualified stock options and/or restricted stock units under the Omnibus Plan to each nonemployee director which are valued at $50,000 at the time of the grant. Nonemployee directors may choose whether their equity compensation will consist of 100% restricted stock units ("RSUs") or 50% RSUs and 50% non-qualified stock options each year. In 2012 all of the directors except for Mr. Erwin elected to receive 100% RSUs, which grant was a total of 1,850 shares. Mr. Erwin elected to receive 50% RSUs and 50% non-qualified stock options. His grant consisted of 925 RSUs and 1,570 options, with an exercise price of $27.05 (which was the closing price of our common stock on May 16, 2012). The number of stock options and RSUs granted to nonemployee directors is calculated annually using a modified Black Scholes formula used to provide a total equity value equal to the annual retainer fee in the same manner as used to calculate grants for Company employees under the Long-Term Compensation Plan ("LTCP"). The stock options become fully vested and exercisable on the first anniversary of the date of grant. The RSUs become fully vested and convert to shares of our common stock on the first anniversary of the date of grant. Employee directors receive no additional compensation and no perquisites for serving on our Board. Neenah also established the Neenah Paper Directors' Deferred Compensation Plan (the "Directors' Plan"), which enables each of our nonemployee directors to defer a portion of their cash compensation and RSU awards. In 2012 Mr. McGovern and Dr. Wood participated in the Director's Plan.


Proxy

In 2011 the Compensation Committee adopted a policy requiring each of our nonemployee directors to own Company stock equal to two times their annual cash retainer. The valuation of restricted stock and options owned by our directors is calculated pursuant to the same guidelines detailed in this Proxy Statement for our named executive officers. All of our nonemployee directors met or exceeded the guidelines as of December 31, 2012.

The following table shows the total compensation paid to each of our nonemployee directors in 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Sean T. Erwin	70,000	25,021	13,957	108,978
Edward Grzedzinski	46,500	50,043	—	96,543
Mary Ann Leeper	54,500	50,043	—	104,543
Timothy S. Lucas	64,000	50,043	—	114,043
John F. McGovern	58,500	50,043	—	108,543
Philip C. Moore	71,750	50,043	—	121,793
Stephen M. Wood	63,000	50,043	—	113,043

(1) Amounts reported in this column represent the grant date fair value of the 2012 RSU award granted to each director, calculated in accordance with Financial Accounting Standards Board Statement ASC Topic 718 ("ASC 718"), excluding any estimate of forfeitures related to service-based conditions. Due to restrictions imposed by Canadian law, Mr. Moore is not able to receive a quarterly cash dividend on his RSUs. In lieu of receiving such dividends, Mr. Moore is granted

additional RSUs on the date of each dividend payment and in value to the cash dividend that he would have received. Mr. Moore received 36 of these RSUs in 2012.

(2) Amounts reported in this column represent the grant date fair value with respect to stock options granted to each director, calculated in accordance with ASC 718, excluding any estimate of forfeitures related to service-based vesting conditions. The value reported in this column was determined using a Black-Scholes stock option valuation model. See Note 8 to our audited Financial Statements included in our 2012 Annual Report on Form 10-K for the assumptions used in valuing and expensing these stock options.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following section presents an analysis, summary and overview of our compensation policies and programs, including material decisions made under those policies and programs in setting the compensation levels for 2012 for our "named executive officers" listed below. Following this section under the heading "Additional Executive Compensation Information" we have included certain tables where you will find detailed compensation information for the named executive officers. This section is intended to provide additional details regarding Neenah's compensation practices, as well as the information and process used to create and implement our compensation program for our named executive officers and our other executive officers.

Named Executive Officers

- John P. O'Donnell, President and Chief Executive Officer
- Bonnie C. Lind, Senior Vice President, Chief Financial Officer and Treasurer
- Steven S. Heinrichs, Senior Vice President, General Counsel and Secretary
- Julie A. Schertell, Senior Vice President and President-Fine Paper
- Armin S. Schwinn, Senior Vice President and Managing Director of Neenah Germany

Topics Covered

Our Compensation Discussion and Analysis addresses the following topics:

- Compensation objectives and philosophy;
- Compensation setting process; and
- The components of our executive compensation program and our compensation decisions for 2012.

Compensation Objectives and Philosophy

Neenah's compensation policies are designed to accomplish the following key objectives:

- Reward executives for long-term achievement of our strategic objectives and enhancement of stockholder value;
- Support a performance oriented work environment that rewards achievement of identified internal goals and recognizes the Company's performance against that of the market and selected peer companies; and
- Attract and retain leaders whose abilities are essential to Neenah's long-term success and competitiveness.

We believe that executive compensation, both long-term and short-term, should be directly linked with performance. Our measures of performance are keyed off of individual responsibilities, Neenah's operational and financial goals, and the creation of shareholder value.

Decisions made concerning the total compensation package for our executives take into consideration the individual executive's level of responsibility within Neenah, the performance of Neenah relative to peer companies and the creation of long term shareholder value. We strive to achieve a balanced and competitive compensation package through a mix of base salary, performance-based cash bonuses, long-term equity based incentives and awards, deferred compensation plans, pension plans and welfare benefits.

Our Compensation-Setting Process

Role of Compensation Committee

The Compensation Committee is responsible for carrying out the Board's responsibilities for determining the compensation for our named executive officers. In that capacity, the Compensation Committee (1) annually reviews and approves the corporate goals and objectives relating to our executive compensation programs; (2) evaluates performance against those goals and objectives; and (3) approves the compensation payable to our named executive officers.

The Role of Shareholder Say-on-Pay Votes

The Company provides its shareholders with the opportunity to cast an annual advisory vote on executive compensation (a "*say-on-pay proposal*"). At the Company's annual meeting of shareholders held on May 16, 2012, approximately 97% of the votes cast on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee considered these results and believes the voting results reflect strong shareholder support for the Company's approach to executive compensation. As such, the Company did not materially change its approach to executive compensation in 2012. The Compensation Committee will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for the named executive officers.

Use of Compensation Consultants

The Compensation Committee charter grants the Compensation Committee authority to independently retain compensation consultants, and in 2012 the Compensation Committee again engaged Hugessen Consulting Inc. ("Hugessen") to provide it with independent advice and assistance in its deliberations regarding compensation matters. Hugessen reviewed the information provided by management and assisted the Compensation Committee in assessing 2012 compensation for Neenah's named executive officers. In addition, Hugessen provided input to assist the Compensation Committee in establishing the 2012 and 2013 targeted compensation levels and performance criteria under the Company's incentive plans.

The Compensation Committee must pre-approve any additional work of a material nature assigned to its consultants and will not approve any such work that, in its view, could compromise Hugessen's independence as advisor to the Committee. Hugessen does not provide any other services to Neenah. Decisions made by the Compensation Committee are the responsibility of the Committee and reflect factors and considerations in addition to the information and recommendations provided by Hugessen.

In 2012 Neenah retained Meridian Compensation Partners, LLC ("Meridian") to advise management and the Compensation Committee on developments relating to executive compensation generally, provide support to management and the Compensation Committee in their ongoing assessment of the effectiveness of Neenah's compensation policies and programs and review materials prepared by management related to benchmarking and plan designs.

Role of Executive Officers

At the request of the Compensation Committee, our President and Chief Executive Officer, along with our Vice President-Human Resources, make recommendations to our Compensation Committee regarding base salary and target levels for our annual performance bonuses and long-term equity compensation for our executive officers. Mr. O'Donnell is not involved in setting or approving his own compensation levels. These recommendations are based on the philosophy and analysis described in this Compensation Discussion and Analysis section of this Proxy Statement.

Peer Comparison

To assist in evaluating and determining levels of compensation in 2012 for each element of pay, the Compensation Committee reviewed various sources of data prepared by management and reviewed by Meridian including:

- Proxy data collected and analyzed from a peer group of 14 companies in the paper, packaging, basic materials, and specialty chemical industries similar in size to Neenah (the "Peer Group"). In 2012 the Peer Group consisted of the following companies:

— AEP Industries Inc.	— Omnova Solutions, Inc
— Buckeye Technologies, Inc.	— P.H. Glatfelter Company
— Clearwater Paper Corporation	— Quaker Chemical Corp
— Headwaters, Inc.	— RTI International Metals Inc.
— Innospec, Inc.	— Schweitzer-Mauduit International, Inc.
— Kapstone Paper & Packaging Corp	— Wausau Paper Corporation
— Myers Industries Inc.	— Zep, Inc.


Proxy

- Data collected from Equilar's database using a broad industry cut of manufacturing companies with revenues between $400 million and $1.5 billion.

To develop market figures, compensation opportunities for the named executive officers were compared to the compensation opportunities for similarly situated executives in comparable positions. Hugessen reviewed the results of these analyses and provided feedback to the Compensation Committee in connection with their review of competitive pay practices.

Neenah's management and the Compensation Committee do not believe that it is appropriate to establish compensation levels based solely on peer comparisons or benchmarking; however, marketplace information is one of the many factors that we consider in assessing the reasonableness of compensation. Management and the Compensation Committee believe that information regarding pay practices at other companies is useful to confirm that our compensation practices are competitive in the marketplace.

Targeted Compensation Levels

The Compensation Committee establishes targeted total compensation levels based upon performance objectives for our executive officers eligible to receive an annual cash bonus opportunity under the Management Incentive Plan ("MIP") and the equity awards under the Long-Term Compensation Plan ("LTCP") as authorized by the Omnibus Plan. In making these determinations, our Compensation Committee is guided by the compensation philosophy described below. Our Compensation Committee also considers historical compensation levels, pay practices at companies in the Peer Group and the relative compensation among Neenah's senior executive officers. The Compensation Committee may also consider industry conditions, corporate performance versus peer companies and the overall effectiveness of Neenah's compensation program in achieving desired performance levels.

As targeted total compensation levels are determined, our Compensation Committee also determines the portion of total compensation that will be contingent, performance-based pay.

Performance-based pay includes cash awards under our MIP program and equity awards under our LTCP, which may be earned based on the Company's achievement of performance goals and whose value depends upon long-term appreciation in stock price.

Neenah's compensation philosophy is intended to provide competitive pay within the relevant market by targeting the total compensation opportunities and to reward the executives for short term and long term performance through an overall compensation mix that is targeted to include a minimum of 50% performance based compensation for named executive officers. Our Chief Executive Officer's compensation in 2012 was 64% performance based at target levels.

Compensation Components

Our executive compensation includes the base components described below, each of which is designed to accomplish specific goals of our compensation philosophy described above. In connection with our discussion of each of such base components, the following questions will be addressed:

- Why Neenah chooses to pay each of the base components;
- How Neenah determines the amount of the various base components; and
- How each component fits into Neenah's overall compensation scheme and supports Neenah's compensation philosophy.

Base Salary

Base salary is a critical element of executive compensation because it provides our executives with a base level of monthly income. Individual base salaries for our named executive officers are generally determined by comparing total compensation opportunities within the Peer Group as discussed above. Salary increases, if any, are reviewed and approved by the Compensation Committee on an annual basis. Factors considered in base salary increases include the Company's performance over the past year, changes in individual executive responsibility and any shift in the position of base salary together with all other compensation as indicated by our analysis of the Peer Group.

This approach to base salary supports our compensation philosophy in that the Compensation Committee has determined that setting the salary at this level allows Neenah to be competitive in attracting and retaining talent, while at the same time a substantial portion of the executive's overall compensation is performance based, thus aligning the executive's and stockholders' interests.

2012 and 2013 Base Salary Decisions

After discussing the individual performance, experience, scope of responsibilities, and Mr. O'Donnell's recommendations for the other NEOs, the Compensation Committee established the base salaries for each NEO in January of 2012. In general, the increases are intended to be base pay competitive with the market and take into consideration the individual performance and scope of responsibilities of each NEO.

The following table provides the increases received by each named executive officer for 2012.

	2011 Base Salary	2012 Base Salary	% Increase
O'Donnell	$525,000	$525,000	0.0%
Lind	$315,000	$330,000	4.8%
Heinrichs	$290,000	$290,000	0.0%
Schertell	$264,000	$280,000	6.1%
Schwinn	€210,000	€225,000	7.1%

Base salaries for our named executive officers for 2013 were approved by the Compensation Committee in January of 2013. Ms. Lind's and Mr. Heinrichs' 2013 base salaries were not increased. Mr. O'Donnell's base salary was increased to $600,000, which remains within the range of his peer group. Ms. Schertell's base salary was increased to $300,000. Mr. Schwinn's base salary was increased to €235,000.


Proxy

Annual Performance Bonuses

Annual cash incentive bonus opportunities are awarded under the MIP, and are based on our achievement of performance goals established in the beginning of each calendar year. MIP target bonuses are established as a percentage of base salary with a target bonus ranging from 40% to 70% for named executive officers. The Compensation Committee annually approves the target bonus range based on data provided from the market surveys as previously described and based on the experience and knowledge of the executive and the quality and effectiveness of their leadership within Neenah as determined by the Compensation Committee. The amount of the actual MIP bonus may be adjusted up or down from the target bonus based on Neenah's year-end results (as measured by the objective and subjective criteria set forth in the MIP plan for the applicable year, as previously approved by the Compensation Committee). Actual MIP payments can range from 0-200% of the target bonus for our chief executive, legal, and financial officers, and 0-250% for the business unit leaders, depending on whether the results fall short of, achieve or exceed the identified performance goals.

Under the MIP, the Compensation Committee generally sets a range of possible payments from zero to a maximum percentage of the target award based on its belief that no bonus should be earned if performance is below established thresholds and its determination that the top end of the range should provide an appropriate incentive for management to achieve exceptional performance. Under the MIP, specific performance measures and thresholds are determined by the Compensation Committee in consultation with Mr. O'Donnell, based on key metrics that support the achievement of Neenah's short-term and long-term strategic objectives.

Annual performance bonuses support our compensation philosophy in that they: (i) reward Neenah's executives for meeting and exceeding goals that contribute to Neenah's short-term and long-term strategic plan and growth; (ii) promote a performance-based work environment; and (iii) serve as a material financial incentive to attract and retain executive talent.

2012 Annual Performance Bonus Awards

For 2012, the Compensation Committee approved target bonuses for our named executive officers as a percentage of base salary with a target bonus ranging from 40% to 70% as follows:

	2012 MIP (% of Base Salary)
O'Donnell	70%
Lind	55%
Heinrichs	50%
Schertell	50%
Schwinn	40%

The performance goals for the 2012 MIP program were set based on the following performance criteria and the relative weighting set forth below: (i) adjusted corporate earnings before interest, income taxes, depreciation and amortization ("Corporate EBITDA"), which is calculated as net income plus income tax expenses, plus depreciation expense and amortization expense for intangibles, plus amortization expense for stock options and restricted stock units adjusted for any one time events outside of the ordinary course of business, (ii) business unit earnings before interest and taxes ("EBIT") for our Fine Paper and Technical Products business units, and (iii) progress achieved in implementing the Company's strategic plan as follows:

	Corporate EBITDA	Business Unit EBIT	Strategic Initiatives
O'Donnell	75%	—	25%
Lind	75%	—	25%
Heinrichs	75%	—	25%
Schertell	25%	50%	25%
Schwinn	25%	50%	25%

Each goal was set at levels that both the Compensation Committee and management believed to be difficult but attainable, and achievements would reflect significant performance by the Company. On a stand-alone basis, MIP EBITDA could have yielded a payout from 0% at threshold, 100% at target and 200% at outstanding, and business unit EBIT could have yielded a payout from 0% at threshold, 100% at target and 300% at maximum, based on year-end results. In 2012 the Company increased the potential maximum payout for a limited number of participants in the plan by increasing the maximum payout percentage on business unit EBIT to 300%. This increase is consistent with our desire to incentivize and reward significant growth in profits. The strategic plan objective was paid out at 150% of target reflecting improvement in a set of strategic objectives considered critical for long-term growth. The results included the successful integration of the Wausau premium fine paper brand acquisition, a revision of our CLASSIC® brands, entry into an agreement for the purchase of the Southworth premium paper brands, and increased internationalization of our technical products business.

The performance goals and results for each of the financial metrics in 2012 were as follows:

Metric ($MM)	Threshold	Target	Outstanding	Maximum	2012 Results	Payout %
MIP EBITDA	92.7	108.1	119.7	N/A	118.2	187%
Fine Paper EBIT	31.6	39.5	45.4	49.4	50.0	300%
Tech Products EBIT	30.5	38.1	43.9	47.7	38.3	112%

Based on the process described above, MIP payments were awarded as follows:

	2012 MIP at Target	2012 MIP at Actual	% of Target Earned
O'Donnell	$367,500	$653,231	178%
Lind	$181,500	$322,616	178%
Heinrichs	$145,000	$257,741	178%
Schertell	$140,000	$327,950	234%
Schwinn	€ 90,000	€135,225	150%


Proxy

Long-Term Equity Compensation

Long-term equity incentives under the LTCP consist of stock options and performance share units, granted on an annual basis, with stock option awards representing approximately 30% of the total value of the equity incentive awards and performance shares representing approximately 70% of the total value of the equity award granted to an executive officer for that year. This reflects the Company's desire to emphasize the performance based incentives in the LTCP. The total target LTCP grants are set at the beginning of the year for each named executive officer at a minimum of 40% of the executive's base salary. The Company grants 100% of the options in conjunction with the first Board meeting of each fiscal year. Each year the Compensation Committee reviews and approves a target number of performance share units for each of our named executive officers and each other participant in the LTCP plan. The number of units actually earned by each participant is determined by the Company's corporate performance. The range of possible awards is set by the Compensation Committee based on its: (i) belief that a minimal award shall be granted if the performance measures are significantly below target levels; and (ii) determination that the top end of the range provided an appropriate incentive for management to achieve exceptional performance.

The combination of stock options and performance share units focuses our executives on Neenah's financial performance and increasing shareholder value. It is aligned with and supports our stock ownership policy. Long-term incentives also help retain employees during the performance periods.

2012 LTCP Awards

For 2012, the Compensation Committee approved equity grants under the LTCP for our named executive officers with target values ranging from 40% to 100% of base salary pay as follows:

	2012 LTCP (% of Base Salary)
O'Donnell	100%
Lind	75%
Heinrichs	65%
Schertell	60%
Schwinn	40%

For each of our named executive officers, the value was divided into awards of non-qualified stock options and a target number of performance share units, with 70% of the value in performance share units and 30% of the value in options. The range of possible awards under the LTCP was selected to tie a substantial percentage of their compensation to Neenah's performance.

The number of stock options to be awarded to each named executive officer in 2012 was determined by dividing the value of the portion of the LTCP award to be awarded as stock options (determined by the Compensation Committee as described above) by the fair value of one stock option (determined using a modified Black- Scholes formulas as modeled by Meridian), and then rounded to the nearest hundred to produce the number of shares subject to the applicable option award. The process described above resulted in grants of options in 2012 to purchase a total of 13,900 shares for Mr. O'Donnell; 6,600 shares for Ms. Lind; 5,000 shares for Mr. Heinrichs; 4,500 shares for Ms. Schertell and 3,100 shares for Mr. Schwinn. The exercise price of the option award was set based on the closing price of our common stock on the date of grant. Each grant of options made in 2012 vests in increments of 33.34%, 33.33% and 33.33% over a three year period, with vesting occurring on each anniversary of the applicable grant and a ten year term to exercise.

The target number of performance share units to be awarded to each named executive officer in 2012 was determined by dividing the value of the portion of the LTCP award to be awarded as performance share units (determined by the Compensation Committee as described above) by 90% of the stock price as of January 25, 2012, and then rounded to the nearest hundred shares. We discount stock price by 10% to factor in the fact that the full value of the grant may not be realized, due to resignations, terminations, etc. The target number of 2012 performance share units are increased or decreased (to an amount equal to between 40% to 200% of the target number) prior to being converted to actual shares after a two year holding period. After the end of the performance period, the adjustment of the target number of shares will be calculated based on the Company's achievement of performance goals relative to the following criteria: year over year growth in corporate sales, year over year growth in return on invested capital, free cash flow as a percentage of Net Sales and relative total shareholder return ("Relative TSR"). The Relative TSR (including dividend yield), is be compared against the Russell 2000 Value Index. The payout levels for the performance share unit metrics include a 0% payout below threshold, 100% payout at target, and 200% payout at outstanding. The specific targets and results in 2012 were as follows:

Metric	Threshold	Target	Outstanding	2012 Results	Payout %
Return on Capital	Increase of 50 basis points	Increase of 80 basis points	Increase of greater than 150 basis points	Increase of 208 basis points	**200%**
Growth in Corporate Sales	0% growth	3% growth	More than 6% growth	15%	**200%**
Free Cash Flow as % of Sales	4%	5%	6%	3.5%	**0%**
Relative Total Shareholder Return	3rd Quartile	Median	Top Quartile	Top of 2nd Quartile	**196%**
Payout (as a % of Target)	**0%**	**100%**	**200%**		**149%**


Proxy

Based on the process described above and our performance against the targets noted, performance share unit ("PSU") grants were awarded as follows:

	2012 PSUs at Target	2012 PSUs at Actual	% of Target Earned
O'Donnell	17,000	25,330	149%
Lind	8,000	11,920	149%
Heinrichs	6,100	9,089	149%
Schertell	5,400	8,046	149%
Schwinn	3,700	5,513	149%

The earned shares are now in a two year hold period and are still subject to forfeiture based on continued employment. All shares are scheduled to be released to active participants on December 31, 2014.

2012 CEO Special Option Grant

Mr. O'Donnell assumed the position as our President and Chief Executive Officer on May 18, 2011. In order to provide Mr. O'Donnell with an incentive and reward for leading the Company in achieving sustained absolute shareholder value creation over the first five full years of his tenure as CEO, in January of 2012, the Compensation Committee approved a special grant of 125,000 stock options to Mr. O'Donnell worth approximately $1.2 million on the date of grant. These options will only be earned and vest if certain absolute shareholder value creation performance conditions are satisfied, as outlined below. These are non-qualified options, granted pursuant to the Omnibus Plan.

The exercise price of the options is $24.09, which is the closing price of the company stock on the date of grant, January 25, 2012. 100% of the options will be earned, vest and be exercisable on December 31, 2016 if, during the 5-year period from the Grant Date to the Vesting Date, Neenah Stock achieves annualized total shareholder return ("TSR") of 11% or above, but if 100% of the options have not been earned as set out above, (i) 25% of the options will nonetheless have been earned and will vest and be exercisable on December 31, 2016 if, during the time period from the Grant Date to a measurement date occurring at the end of the last 90 trading days of 2014, Neenah Stock achieves annualized TSR of 11% or above, and (ii) 25% of the options will nonetheless have been earned and will vest and be exercisable on December 31, 2016 if, during the time period from the

Grant Date to a measurement date occurring at the end of the last 90 trading days of 2015, Neenah Stock achieves annualized TSR of 11% or above. All options that are earned as set out above will fully vest and become exercisable on December 31, 2016, and have a 10-year term ending December 31, 2021. All options which have not been earned as set out above by December 31, 2016 shall expire and terminate. The material conditions to vesting and exercise are set forth in greater detail in the Form 8-K filed by the company dated January 31, 2012. The Compensation Committee believes this grant is consistent with the philosophy to target a greater percentage of Mr. O'Donnell's compensation as performance-based and to align that performance with meaningful absolute increases in stockholder value.

Retirement Benefits

We maintain the Neenah Paper Retirement Contribution Plan (the "Retirement Contribution Plan"), which is a tax-qualified defined contribution plan for employees, including Mr. O'Donnell, Mr. Heinrichs, and Ms. Schertell, who are ineligible to participate in the Pension Plan, the Supplemental Pension Plan and the German Pension Plans. Further, we maintain a supplemental retirement contribution plan (the "Supplemental RCP") which is a non-qualified defined contribution plan which is intended to provide a tax-deferred retirement savings alternative for amounts exceeding Internal Revenue Code limitations on qualified plans. Additional information regarding the Supplemental RCP can be found in the 2012 Nonqualified Deferred Compensation table later in this Proxy Statement. We also maintain the Neenah Paper 401(k) Plan (the "401(k) Plan"), which is a tax-qualified defined contribution plan available to all of Neenah's U.S. employees, and the Neenah Paper Deferred Compensation Plan (the "Deferred Compensation Plan"), which is a non-qualified deferred compensation plan for our executive officers. The Deferred Compensation Plan enables our executive officers to defer a portion of annual cash compensation (base salary and non-equity awards under our MIP). This plan is intended to assist our executive officers in maximizing the value of the compensation they receive from the Company and assist in their retention. Additional information regarding the Deferred Compensation Plan can be found in the 2012 Nonqualified Deferred Compensation table later in this Proxy Statement.

We also maintain the Neenah Paper Pension Plan, a tax-qualified defined benefit plan (the "Pension Plan") and the Neenah Paper Supplemental Pension Plan, a non-qualified defined benefit plan (the "Supplemental Pension Plan") which provide tax-deferred retirement benefits for certain of our employees, including Ms. Lind, who was employed by Kimberly-Clark (our predecessor company prior to being spun-off) prior to December 31, 1996. Mr. O'Donnell, Mr. Heinrichs, Ms. Schertell, and Mr. Schwinn do not participate in these plans. Mr. Schwinn participates in an individual pension agreement with the Company which provides pension benefits based on earnings and service, an additional pension plan which provides benefits based on the Company's and the employee's contribution, and a supplemental executive retirement pension agreement, which provides benefits in addition to the two base plans if certain amounts are exceeded (collectively, the "German Pension Plans"). Additional information regarding the Pension Plan, the Supplemental Pension Plan and the German Pension Plans can be found in the 2012 Pension Benefits table later in this Proxy Statement.

Neenah and the Compensation Committee believe that the Pension Plan, Supplemental Pension Plan, German Pension Plans, Retirement Contribution Plan, Supplemental RCP, Deferred Compensation Plan and 401(k) Plan are core components of our compensation program. The plans are competitive with plans maintained by our peer companies and are necessary to attract and retain top level executive talent. Additionally, the plans support the long-term retention of key executives by providing a strong incentive for the executive to remain with Neenah over an extended number of years.

Severance Payments

The Neenah Paper Executive Severance Plan (the "Executive Severance Plan") covers designated officers, including all of our named executive officers, and provides certain severance benefits upon termination of employment following a change in control of Neenah. Upon termination of the officer's employment by Neenah without "cause" or by the officer for "good reason" (as defined in the Executive Severance Plan) within the two-year period following a change in control or a termination by us without "cause" during the one-year period preceding such a change in control, the officer will be entitled to a lump-sum cash payment equal to the sum of: (i) two times the sum of his annual base salary and targeted annual bonus; (ii) any qualified retirement plan benefits forfeited as a result of such termination; (iii) the amount of retirement benefits such officer would have received under the qualified and supplemental retirement plans but for his or her termination for the two-year period following his or her termination; (iv) the cost of medical and dental COBRA premiums for a period of two years; and (v) a cash settlement of any accrued retiree welfare benefits. In addition, the officer will be eligible to receive outplacement services for a period of two years (up to a maximum cost to us of $50,000).

Payment of the benefits under the Executive Severance Plan is subject to the applicable executive executing an agreement that includes restrictive covenants and a general release of claims against us. These benefits are intended to recruit and retain key executives and provide continuity in Neenah's management in the event of a change in control. We believe the Executive Severance Plan is consistent with similar plans maintained by our peer companies and therefore is a core component of our compensation program necessary to attract and retain key executives. In 2011 the Compensation Committee closed the Executive Severance Plan to new participants and determined that it would phase out the excise tax gross up provision in the Executive Severance Plan over time for the current named executive officers.

Timing of Compensation

Base salary adjustments, if any, are made by our Compensation Committee at the first meeting of each fiscal year (with the adjustments effective as of January 1 of that same year). Stock option grants and performance share unit target levels and awards are made in the manner described above. We do not coordinate the timing of equity awards with the release of non-public information. The exercise price of the stock options is established at the fair market value of the closing price of our stock on the date of the grant.

Tax and Accounting Consideration

In general, the tax and accounting treatment of compensation for our named executive officers has not been a core component used in setting compensation. In limited circumstances we do consider such treatment and attempt to balance the cost to Neenah against the overall goals we intend to achieve through our compensation philosophy. In particular, our intent is to maximize deductibility of our named executive officers' compensation under Code Section 162(m) while maintaining the flexibility necessary to appropriately compensate our executives based on performance and the existing competitive environment. The MIP and LTCP programs are performance based and are designed to be fully deductible under Code Section 162(m).

Stock Ownership Guidelines

The Compensation Committee has adopted stock ownership guidelines to foster long-term stock holdings by company leadership. These guidelines create a strong link between stockholders' and management's interests. Named executive officers are required to own a designated multiple of their respective annual salaries.

	Stock Ownership Multiple of Salary
O'Donnell	6x
Lind	3x
Heinrichs	2x
Schertell	2x
Schwinn	2x

Each of the named executive officers is required to hold at least 50% of their annual performance share grants until they reach the ownership guidelines. The following holdings are counted toward fulfilling guidelines, with each being valued using our stock price as of December 31 of each year; (i) stock held in the 401(k) plan, other deferral plans, outright or in brokerage accounts; (ii) performance share units or restricted stock units earned but not vested or not paid out; and (iii) 'in the money' value of vested or unvested stock options. Penalties for failure to meet the guidelines include payment of MIP compensation in Neenah stock and reduction of LTCP compensation. All of our named executive officers met or exceeded the guidelines as of December 31, 2012.

Clawback Policy

The Compensation Committee adopted a "clawback policy" for all executives and other employees participating in our MIP program concerning the future payment of MIP payments and long term equity grants under the LTCP program. This new policy gives the Board the authority to reclaim certain overstated payments made to Neenah employees due to materially inaccurate results presented in the Company's audited financial statements.

Hedging Policy

Our insider trading policy provides that directors, officers and employees are prohibited from engaging in short sales and buying or selling puts or calls or other derivative securities of Neenah. Directors and officers are also prohibited from holding Neenah securities in a margin account or pledging Neenah securities as collateral for a loan.

COMPENSATION COMMITTEE REPORT

The Compensation Committee oversees Neenah's compensation policies and programs on behalf of the Board. In fulfilling this responsibility, the Compensation Committee has reviewed and discussed with Neenah's management the Compensation Discussion and Analysis included in this Proxy Statement. In reliance on such review and discussions, the Compensation Committee recommended to Neenah's Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Compensation Committee:

Philip C. Moore, Chairman
John F. McGovern
Stephen M. Wood

PROPOSAL 2— ADVISORY VOTE ON EXECUTIVE COMPENSATION

Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires that we include in this proxy statement a non-binding stockholder vote on our executive compensation as described in this proxy statement (commonly referred to as "Say-on-Pay").

We encourage stockholders to review the Compensation Discussion and Analysis ("CD&A") section of this proxy statement. Our executive compensation program has been designed to pay for performance and align our compensation programs with business strategies focused on long-term growth and creating value for stockholders while also paying competitively and focusing on total compensation. The Company's executive compensation programs are designed to attract, motivate and retain highly qualified executive officers who are able to achieve corporate objectives and create stockholder value. The Compensation Committee believes the Company's executive compensation programs reflect a strong pay-for-performance philosophy and are well aligned with the stockholders' long-term interests without promoting excessive risk. We feel this design is evidenced by the following:

- A majority of our executives' compensation is directly linked to our performance and the creation of shareholder value. The overall compensation mix is targeted to include at least 50% performance based compensation for the named executive officers with a higher percentage of our CEO's compensation being performance based.
- We granted our CEO a special option grant that will only vest and be exercisable if explicit, absolute and meaningful shareholder value creation conditions are met over a sustainable period of time. See "2012 CEO Special Option Grant" on page 24 of this Proxy Statement.
- Our long-term incentive awards are exclusively in the form of performance share units and stock options and all of our incentive plans have capped payouts.
- LTCP grants are split with 70% of the total value of the awards granted as performance share units with a three-year vesting period, and 30% as stock options with annual vesting over a three-year period. This reflects the Company's desire to emphasize performance based incentives. For our performance share units, we use objective performance metrics closely tied to financial performance and shareholder value, such as return on invested capital, revenue growth and relative total shareholder return. In 2012 LTCP grants were awarded at 149% of target based on achieved growth in corporate sales, return on invested capital and total shareholder return.
- Our short-term incentive plan (MIP) also is based on a pay-for-performance philosophy, with target bonus opportunities ranging from 40% to 70% of base salary based on improvements in corporate and business unit profits and successful execution of strategic objectives. In 2012, executives received a payment of 150% to 234% of target as a result of significant increases in corporate EBITDA, business unit EBIT and the successful execution of strategic plan objectives.
- Base salaries for our named executive officers are consistent with the Peer Group analysis as fully disclosed in the CD&A. Base salaries did not increase for 2 out of the 5 named executive, reflecting the Company's focus on performance based compensation for its executive officers.
- We have meaningful stock ownership requirements for our named executive officers.
- Except for Mr. Schwinn, our foreign based named executive officer, we do not have employment agreements or other individual arrangements with our named executive officers that provide for a specified term of employment, compensation terms or specific benefits upon a termination of employment.

- Benefits are payable under our Executive Severance Plan only on a double trigger basis (i.e., following both a change in control and a qualifying termination of employment).
- The Compensation Committee is advised by an independent compensation consultant who keeps the Compensation Committee apprised of developments and best practices.
- The Company has a clawback policy which allows the Company to recoup awards if payment or vesting was based on financial criteria that are later deemed to be materially inaccurate.

The Board strongly endorses the Company's executive compensation program and recommends that stockholders vote in favor of the following resolution:

> RESOLVED, that the stockholders approve the compensation of the Company's named executive officers as described in this proxy statement under "Executive Compensation", including the Compensation Discussion and Analysis and the tabular and narrative disclosure contained in this proxy statement.

Because the vote is advisory, it will not be binding upon the Board of Directors or the Compensation Committee and neither the Board of Directors nor the Compensation Committee will be required to take any action as a result of the outcome of the vote on this proposal. The Compensation Committee will consider the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors unanimously recommends that the stockholders vote "FOR" the approval of the Company's executive compensation.

PROPOSAL 3—
APPROVAL OF THE AMENDED AND RESTATED NEENAH PAPER, INC. 2004 OMNIBUS STOCK AND INCENTIVE COMPENSATION PLAN

The Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan (the "Omnibus Plan") is a comprehensive incentive compensation plan that provides for various types of equity-based compensation, including incentive and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, and performance units, in addition to other stock-based awards, dividend equivalents rights and certain cash-based awards..

The total number of shares of our common stock authorized for issuance under the Omnibus Plan is currently 3,500,000 and has not been increased since the Company became an independent public company in 2004. As of the record date for the Annual Meeting, there remains a total of 385,543 shares reserved for issuance under the Omnibus Plan that have not yet been awarded.

The purpose of the Omnibus Plan is to encourage ownership in our common stock by those employees, directors and third-party service providers who have contributed, or are determined to be in a position to contribute, materially to our success, thereby increasing their interest in our long-term success. We believe that incentive compensation grants have been an important part of our successful employee and independent director recruiting and retention efforts to date and we expect such grants will remain a key part of this process going into the future.

We wish to increase the number of shares available under the Omnibus Plan because we have only 385,543 shares available for future awards under the Omnibus Plan. In addition, we wish to change certain terms in the Omnibus Plan to update it and more appropriately reflect current market practices. Accordingly, our Compensation Committee has approved the amended and restated Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan (the "Amended Omnibus Plan") to address our needs to be able to offer equity and cash incentives going forward, subject to shareholder approval of the Amended Omnibus Plan. NYSE listing requirements require that we submit the Amended Omnibus Plan to our shareholders for approval. In addition, Internal Revenue Code rules require that we obtain shareholder approval of the Amended Omnibus Plan in order to be able to issue incentive stock options under the Amended Omnibus Plan. Finally, Internal Revenue Code rules require that we obtain shareholder approval in order to be able to receive a deduction for certain qualified performance-based compensation as discussed below under the heading "*Section 162(m) of the Internal Revenue Code*."

Over the period covering the next three fiscal years (fiscal years 2013, 2014 and 2015), we commit to cap our average annual burn rate at 3.08%. In calculating our compliance with this maximum burn rate commitment, we define "burn rate" as the number of shares subject to stock awards granted (or in the case of performance-based awards, the number of shares earned) in a fiscal year divided by the weighted average number of shares of our common stock outstanding (basic) during our fiscal year. For purposes of calculating the number of awards granted in each of the next three fiscal years, (i) awards of stock options and stock appreciation rights will count as one share, and (ii) awards of restricted stock, restricted stock units, performance share units or other full value awards ("Full-Value Awards") will count as two shares in the year awarded, or in the case of performance-based awards, in the year earned.

If approved by stockholders, the Amended Omnibus Plan will become effective as of May 30, 2013 (the "Effective Date'), and will remain effective until terminated by the Company. The following description of the Amended Omnibus Plan is qualified in its entirety by reference to the applicable provisions of the plan document, which is attached as Annex A to this proxy statement.

Certain Provisions of the Amended Omnibus Plan

In addition to the bullet points under Proposal 2, we believe that shareholders should note that the Amended Omnibus Plan includes the following provisions:

- The exercise price of options and stock appreciation rights cannot be less than the fair market value of the common stock on the date of grant.
- Options and stock appreciation rights may not be repriced, repurchased or exchanged for awards with a lower exercise price after grant without shareholder approval.
- Each share issued pursuant to awards other than options or stock appreciation right granted on or after the Effective Date will reduce the number of shares available under the Amended Omnibus Plan by 2.3 shares.
- "Change in control" benefits (i.e., immediate vesting of outstanding awards) are not triggered unless a change in control actually occurs.
- Dividend equivalent rights cannot apply to options or stock appreciation rights.
- Awards are subject to our clawback policy which allows us to recoup awards if payment or vesting was based on financial criteria that are later deemed to be materially inaccurate.

Material Changes in Amended Omnibus Plan

The Amended Omnibus Plan makes a number of changes to the Omnibus Plan. The primary changes are summarized below:

- The Amended Omnibus Plan increases the number of shares of common stock available for issuance by 1,577,000 shares. After this change, the number of shares available for issuance under the Amended Omnibus Plan is the sum of the number of shares subject to outstanding awards under the Omnibus Plan immediately before the Effective Date, the number of shares available under the Omnibus Plan for issuance of future awards on or after the Effective Date (385,543), plus 1,577,000 shares. The maximum number of shares that can be made subject to the grant of incentive stock options is the maximum number of shares available under the Amended Omnibus Plan.
- Under the Omnibus Plan, shares attributable to awards which expire, are forfeited or cancelled or are otherwise paid without the issuance of shares, are withheld to satisfy tax withholding, are settled in cash in lieu of shares or are exchanged, are again available for grant under the Amended Omnibus Plan. The Amended Omnibus Plan generally preserves this rule, but provides that in the case of options and stock appreciation rights, shares tendered by a participant or withheld by the Company to pay the option exercise price, the excess number of shares to which a stock appreciation right relates over the number of shares that are issued upon exercise of the stock appreciation right, and shares withheld or remitted by the Company to pay tax withholding, are not again available for issuance under the Amended Omnibus Plan.
- The Omnibus Plan reduced the number of shares under the plan by one share for each share issued. Under the Amended Omnibus Plan, shares issued pursuant to Full Value Awards granted on or after the Effective Date will reduce the number of shares available under the plan by 2.3 shares with respect to each share issued pursuant to such award.
- The Omnibus Plan provides that it will terminate on December 1, 2014. The Amended Omnibus Plan removes this expiration date.
- The Omnibus Plan provides that a change in control would be triggered upon "shareholder approval" of a complete liquidation and dissolution of the Company. The Amended Omnibus

Plan requires an actual consummation of a complete liquidation and dissolution of the Company for a change in control to occur.

- The Amended Omnibus Plan amends the definition of "Retirement" to provide for some flexibility to specify different retirement criteria in an award agreement.
- Under the Amended Omnibus Plan, dividend equivalent rights cannot apply to options or stock appreciation rights.

Summary of Other Provisions of Amended Omnibus Plan

Eligibility. Participation in the Amended Omnibus Plan is limited to employees of Neenah, its affiliates and/or its subsidiaries, members of the Board of Directors of Neenah, and any consultant, agent, advisor, or independent contractor who renders services to Neenah, its affiliates and/or its subsidiaries that (a) are not in connection with the offer and sale of Neenah's securities in a capital raising transaction, and (b) do not directly or indirectly promote or maintain a market for Neenah's securities.


Proxy

Administration. Awards under the Amended Omnibus Plan will be determined by the Compensation Committee of the Board of Directors (the "Committee"). However, the Chief Executive Officer may grant awards to newly hired employees who are not officers subject to Section 16 of the Exchange Act, not to exceed 300,000 share of common stock per year.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code denies a deduction to any publicly held company for compensation paid to any of the top four named officers excluding the chief financial officer ("Section 162(m) Employees") that exceeds $1,000,000 in any year, unless the compensation is "qualified performance-based compensation." The Amended Omnibus Plan enables, but does not require, the Company to pay qualified performance-based compensation to the Section 162(m) Employees. But, to satisfy the 162(m) requirements, the compensation must be paid only as a result of attainment of objective performance measures that are approved by the shareholders and the compensation must be subject to maximum limits per employee that are approved by the shareholders. These objective performance measures and the maximum limits are set forth below under the following two paragraphs entitled "*Objective Performance Measures*" and "*Annual Award Limits*." The shareholders are being asked to approve these objective performance measures and these maximum limits.

Objective Performance Measures. The performance measures for awards to Section 162(m) Employees are based on one or more of the following: (i) net earnings or net income (before or after taxes); (ii) earnings per share; (iii) net sales or revenue growth; (iv) gross or net operating profit; (v) return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales or revenue); (vi) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (vii) earnings before or after taxes, interest, depreciation and/or amortization; (viii) gross or operating margins; (ix) productivity ratios; (x) share price (including, but not limited to, growth measures and total shareholder return); (xi) expense targets; (xii) margins; (xiii) operating efficiency; (xiv) customer satisfaction; (xv) working capital targets; (xvi) economic value added; (xvii) volume; (xviii) capital expenditures; (xix) market share; (xx) costs; (xxi) regulatory ratings; (xxii) asset quality; (xxiii) net worth; and (xxiv) safety. Any performance measure(s) may be used to measure the performance of our company, our affiliates and/or subsidiaries as a whole or any business unit of our company, our affiliates and/or subsidiaries or any combination thereof, and may be compared to the performance of a group of comparator companies or an index, all as determined by the Committee. The Committee may provide in any award that any evaluation of performance may include or exclude any of the following events that occurs during a performance period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary nonrecurring items as described in ASC Topic 225 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year, (f) acquisitions or divestitures, and (g) foreign exchange gains and losses.

Annual Award Limits. To the extent required under Section 162(m) of the Internal Revenue Code for awards that are intended to be qualified performance—based compensation to so qualify, awards under the Amended Omnibus Plan are limited per eligible individual on an annual basis as follows: Subject to the limit of available shares under the Amended Omnibus Plan, the following are the annual grant limits in any one year to any one participant in the Amended Omnibus Plan:

Options:	300,000 shares
Stock Appreciation Rights: . . .	300,000 shares
Restricted Stock or Restricted Stock Units:	200,000 shares
Performance Shares or Performance Units:	200,000 shares to be received in a year or the value thereof if paid in cash
Cash Based Awards:	$5,000,000
Other Stock Based Awards: . .	200,000
162(m) Employees' Award Incentive Award:	Established by the Committee based on a percentage, not in excess of 100%, of an incentive pool equal to the greater of: (i) 20% of Neenah's consolidated operating-earnings for the year or (ii) 20% of Neenah's operating cash flow for the year. In no event may the incentive pool percentage for any one 162(m) Employee exceed 40% of the total pool.

Options. Options may be made exercisable at a price per share not less than the fair market value, determined in accordance with the Amended Omnibus Plan, per share of common stock on the date that the option is awarded. Options may not be repriced or exchanged for options with a lower exercise price after grant without shareholder approval. The Committee may permit an option exercise price to be paid in cash or by the delivery of previously-owned shares of Company Common Stock, or to be satisfied through a cashless exercise executed through a broker or by having a number of shares of Company Common Stock otherwise issuable at the time of exercise withheld. The maximum term of any option is 10 years, subject in the case of options granted to employees in other countries, compliance with applicable foreign law. The Committee is permitted under the Amended Omnibus Plan to substitute stock appreciation rights for options on the same terms as the options with an aggregate difference between the fair market value of the shares subject to the stock appreciation right and the grant price of the stock appreciation right that is equal to the aggregate difference between the fair market value of the shares subject to the option and the option exercise price. The Amended Omnibus Plan permits the grant of both incentive and non-qualified stock options. Incentive stock options cannot be granted more than 10 years after the earlier of the adoption of the Amended Omnibus Plan by the Board of Directors or the date the plan is approved by the shareholders of the Company.

Stock Appreciation Rights. Stock appreciation rights may have a grant price per share not less than the fair market value, determined in accordance with the Amended Omnibus Plan, per share of common stock on the date that the option is awarded stock appreciation rights may not be re-priced or exchanged for Stock Appreciation Rights with a lower exercise price after grant without shareholder approval. The maximum term of any stock appreciation right is 10 years, subject to, in the case of stock appreciation rights granted to employees in other countries, compliance with applicable foreign law. Stock appreciation rights may be granted separately or in connection with another award, and the Committee may provide that they are exercisable at the discretion of the holder or that they will be paid at a time or times certain or upon the occurrence or non-occurrence of certain events. Stock appreciation rights may be settled in shares of common stock or in cash, according to terms established by the Committee with respect to any particular award.

Restricted Stock and Restricted Stock Unit. The Committee may grant shares of common stock or the right to receive common stock in the future to a participant, subject to such restrictions and conditions, if any, as the Committee shall determine.

Performance Units and Performance Shares. Performance units have an initial value determined by the Committee on the date of grant and performance shares have an initial value per share equal to the fair market value per share of common stock determined on the date of grant. The Committee sets the performance goals to determine the value of the number of performance units or performance shares that will be paid. Performance units and performance shares may be paid in shares of common stock or in cash as determined by the Committee.

Other Stock Incentives. Dividend equivalent rights and other stock-based awards may be granted in such numbers and may be subject to such conditions or restrictions as the Committee shall determine and shall be payable in cash or shares of common stock, as the Committee may determine.

Deferrals. The Committee may require or permit participants to defer the receipt of awards under the Amended Omnibus Plan.

Change in Control. The following provisions apply unless the Committee applies otherwise as to any specific grant. Upon a Change in Control as defined in the Amended Omnibus Plan, outstanding options and stock appreciation rights become vested and exercisable, all other outstanding awards that vest based on service vest, and the target payout opportunities under performance-based restricted stock, performance-based restricted stock units, performance units, performance shares, and performance-based cash awards are earned and payable upon the Change in Control; provided however to the extent that a replacement award meeting the requirements of the Amended Omnibus Plan is provided to the Participant, the foregoing provisions do not apply. Instead, upon termination of employment without Cause (as defined in the Amended Omnibus Plan) by the Company, termination of employment with Good Reason (as defined in the Amended Omnibus Plan) by the employee, or termination of directorship of a director, occurring during the period of two (2) years after the Change in Control, (i) all replacement awards held by the participant become vested, exercisable, earned and payable, and (ii) all options and stock appreciation rights held by the participant immediately before the termination of employment or termination of directorship that the participant held on the Change in Control date or that constitute replacement awards remain exercisable for not less than one year following termination or until the expiration of the option or stock appreciation right, whichever period is shorter; provided, that if the applicable award agreement provides for a longer period of exercisability, that provision controls.

Recapitalizations and Reorganizations. The number of shares of common stock reserved for issuance in connection with the grant or settlement of awards or to which an award is subject, the number of shares issuable by the Chief Executive Officer as provided above under the heading "Administration," the number of shares subject to the "*Annual Award Limits*" and the exercise price of each option and stock appreciation right are subject to adjustment in the event of any recapitalization of the Company or similar event effected without receipt of consideration by the Company. In the event of certain corporate reorganizations, awards may be substituted, cancelled, accelerated, cashed-out or otherwise adjusted by the Committee, provided such adjustment is not inconsistent with the express terms of the Amended Omnibus Incentive Plan.

Transferability. Awards are not generally transferable or assignable, unless the Committee provides otherwise, but in any case, transfers for value are not permitted.

Forfeiture and Clawbacks. Awards will be subject to forfeiture to the extent provided by the Committee in the applicable award agreement. In addition, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, if the participant knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, or if the participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, the participant is required to reimburse the Company the amount of any payment in settlement of an award earned or accrued during the twelve-month period following the first public issuance or filing of the financial document. Also, each Award is subject to forfeiture to the extent provided in any applicable clawback policy adopted by the Company or otherwise required pursuant to applicable law.

Fungible Share Pool. Shares issued in respect of any Full-Value Award granted under the Amended Omnibus Plan on or after the Effective Date shall be counted against the share limit as 2.3 shares for every one share actually issued in connection with such award. For example, if 100 shares are issued with respect to a Full-Value Award granted after the Effective Date, 230 shares will be counted against the share limit in connection with that award. Shares issued in respect of any other award (not a Full-Value Award) shall be counted against the share limit as one share. Therefore, as noted previously, if stockholders approve the Amended Omnibus Plan and all 1,962,543 shares are available for awards granted on or after the Effective Date are granted as Full-Value Awards, the total number of shares issued under the Amended Omnibus Plan will be 853,279.

Amendment or Termination. The Amended Omnibus Plan may be amended by the Committee, but no material amendment will be made without shareholder approval to the extent required by law or exchange rules. The Committee may amend outstanding awards subject to the terms of the Amended Omnibus Plan but in general may not take away a participant's rights.

Tax Consequences. The following discussion outlines generally the federal income tax consequences of participation in the Amended Omnibus Plan. Individual circumstances may vary and each participant should rely on his or her own tax counsel for advice regarding federal income tax treatment under the plan.

Non-Qualified Options. A participant will not recognize income upon the grant of an option or at any time prior to the exercise of the option or a portion thereof. At the time the participant exercises a non-qualified option or portion thereof, he or she will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the common stock on the date the option is exercised over the price paid for the common stock, and the Company will then be entitled to a corresponding deduction. Depending upon the period shares of common stock are held after exercise, the sale or other taxable disposition of shares acquired through the exercise of a non-qualified option generally will result in a short- or long- term capital gain or loss equal to the difference between the amount realized on such disposition and the fair market value of such shares when the non-qualified option was exercised.

Incentive Stock Options. A participant who exercises an incentive stock option will not be taxed at the time he or she exercises the option or a portion thereof. Instead, he or she will be taxed at the time he or she sells the common stock purchased pursuant to the option. The participant will be taxed on the difference between the price he or she paid for the stock and the amount for which he or she sells the stock. If the participant does not sell the stock prior to two years from the date of grant of the option and one year from the date the stock is transferred to him or her, the participant will be entitled to capital gain or loss treatment based upon the difference between the amount realized on the disposition and the aggregate exercise price and the Company will not get a corresponding deduction. If the participant sells the stock at a gain prior to that time, the difference between the amount the participant paid for the stock and the lesser of the fair market value on the date of exercise or the amount for which the stock is sold, will be taxed as ordinary income and the Company will be entitled to a corresponding deduction; if the stock is sold for an amount in excess of the fair market value on the date of exercise, the excess amount is taxed as capital gain. If the participant sells the stock for less than the amount he or she paid for the stock prior to the one or two year periods indicated, no amount will be taxed as ordinary income and the loss will be taxed as a capital loss. Exercise of an incentive option may subject a participant to, or increase a participant's liability for, the alternative minimum tax.

Restricted Stock. A participant will not be taxed upon the grant of a restricted stock award if such award is not transferable by the participant or is subject to a "substantial risk of forfeiture," as defined in the Internal Revenue Code. However, when the shares of common stock that are subject to the stock award are transferable by the participant and are no longer subject to a substantial risk of forfeiture, the participant will recognize compensation taxable as ordinary income in an amount equal to the fair market value of the stock subject to the stock award, less any amount paid for such stock, and the Company will then be entitled to a corresponding deduction. However, if a participant so elects at the time of receipt of a stock award, he or she may include the fair market value of the stock subject to the stock award, less any amount paid for such stock, in income at that time and the Company also will be entitled to a corresponding deduction at that time.

Other Stock Incentives. A participant will not recognize income upon the grant of any other stock-based award (the "Equity Incentives"). Generally, at the time a participant receives payment under any Equity Incentive, he or she will recognize compensation taxable as ordinary income in an amount equal to the cash or the fair market value of the common stock received, and the Company will then be entitled to a corresponding deduction.

Benefits under the Amended Omnibus Plan

Future awards under the Amended Omnibus Plan will be subject to the discretion of the Compensation Committee and will depend on a variety of factors, including the value of the Company's stock at the time of grant, as well as Company, divisional, and individual performance. Accordingly, it is not possible to determine the benefits that would be received under the Amended Omnibus Plan.

Equity Compensation Plan Information

The following table summarizes information about outstanding options, share appreciation rights and restricted stock units and shares reserved for future issuance under our existing equity compensation plans as of March 28, 2013.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights(1)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,410,542(2)(3)	$25.42	385,543(4)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,410,542	$25.42	385,543

(1) The weighted-average exercise price of outstanding options, warrants and rights does not take into account restricted stock units since they do not have an exercise price.

(2) Includes 975,313 shares issuable upon the exercise of outstanding options and stock appreciation rights ("SARs") and 435,229 shares issuable upon the vesting and conversion of outstanding restricted stock units, all as of March 28, 2013.

As of March 28, 2013, we had an aggregate of 1,753,947 stock options and SARs outstanding. The weighted average exercise price of the stock options and SARs was $25.42 per share and the remaining contractual life of such awards was 5.12 years.

As of March 28, 2013, we had 356,329 restricted stock units and 78,900 performance share units outstanding.

As of December 31, 2012, we had an aggregate of 1,704,712 stock options and SARs outstanding. The weighted average exercise price of the stock options and SARs was $24.70 per share and the remaining contractual life of such awards was 5.08 years.

As of December 31, 2012, we had 221,563 restricted stock units and 97,900 performance share units outstanding.

(3) Includes 19,025 shares that would be issued upon the assumed exercise of 797,659 SARs at the $30.76 per share closing price of our common stock on March 28, 2013.

(4) Represents 385,543 shares available for future issuance under our Omnibus Plan as of March 28, 2013.

The Board of Directors unanimously recommends that the stockholders vote "FOR" the proposal to approve the amended and restated Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan.

ADDITIONAL EXECUTIVE COMPENSATION INFORMATION

Summary Compensation Table

The following table reflects compensation paid to or earned by our named executive officers for services rendered during 2012, 2011 and 2010:

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
John P. O'Donnell	2012	525,000	551,650	1,306,618	653,231	—	88,503	3,125,002
President and	2011	473,863	565,240	142,955	452,025	—	76,802	1,710,885
Chief Executive Officer	2010	382,750	398,152	149,237	387,392	—	51,777	1,369,308
Bonnie C. Lind	2012	330,000	259,600	53,592	322,616	595,585	9,263	1,570,656
Senior Vice President, Chief	2011	315,000	253,142	62,909	213,098	438,548	7,350	1,290,047
Financial Officer and Treasurer	2010	315,000	347,432	68,511	276,019	531,464	7,350	1,545,776
Steven S. Heinrichs	2012	290,000	197,945	40,600	257,741	—	38,761	825,047
Senior Vice President, General	2011	290,000	188,510	46,569	178,352	—	41,585	745,016
Counsel and Secretary	2010	274,000	243,456	47,902	240,093	—	32,746	838,197
Julie A. Schertell	2012	280,000	175,230	36,540	327,950	—	37,582	857,302
Senior Vice President, and	2011	264,000	156,194	39,216	180,576	—	35,462	675,448
President—Fine Paper	2010	240,000	159,768	31,192	166,800	—	26,406	624,166
Armin S. Schwinn(6)	2012	297,343	120,065	30,229	178,700	314,378	8,662	944,320
Senior Vice President, and	2011	269,228	118,492	33,420	109,845	168,747	8,404	704,946
Managing Director—Neenah Germany	2010	249,084	169,912	19,758	198,795	487,266	8,687	1,147,164


Proxy

(1) Amounts shown reflect the aggregate grant date fair value with respect to performance share units, restricted stock units and restricted stock granted pursuant to our Omnibus Plan, all disregarding any estimates of forfeitures related to service-based vesting conditions. The amounts for represent the grant date fair value of the awards on the date of the grant in accordance with ASC 718. The grant date fair value of the stock awards is equal to the fair market value of the underlying common stock on the date of grant. See Note 8 to the audited Financial Statement included in our 2012 Annual Report on Form 10-K for the assumptions used in valuing the performance share units.

(2) Amounts shown reflect the aggregate grant date fair value with respect to stock options granted pursuant to our Omnibus Plan, disregarding any estimates of forfeitures related to service-based vesting conditions. The amounts represent grant date fair value of the options on the date of the grant in accordance with ASC 718. The grant date fair value of the option awards is determined using the Black-Scholes option valuation model. See Note 8 to the audited Financial Statement included in our 2012 Annual Report on Form 10-K for the assumptions used in valuing the stock options. For Mr. O'Donnell in 2012 this amount includes $1,193,750 for the value of the special option grant discussed in the section titled "2012 CEO Special Option Grant" on page 24 of this Proxy Statement, which grant remains subject to significant performance criteria as discussed therein.

(3) Amounts shown reflect annual performance bonuses earned in the fiscal year and paid in the following year, and are described in detail in the portion of our Compensation Discussion and Analysis, captioned "2012 Annual Performance Bonus Awards."

(4) Amounts shown reflect the aggregate change during the year in the actuarial present value of accumulated benefit under our Pension Plan and Supplemental Pension Plan. The large variability in value year-to-year is caused, for the most part, by changes in the discount rates used to calculate the value from year to year, and not any increase or change in the pension plan for any individual named executive officer. Messrs. Heinrichs, O'Donnell and Ms. Schertell do not participate in any of the defined pension plans.

(5) "All Other Compensation" includes Neenah's contribution to the 401(k) account of each of our named executive officers. The amounts shown for Messrs. Heinrichs, O'Donnell and Ms. Schertell also include Neenah's contribution to their accounts in the Retirement Contribution Plan and Supplemental Retirement Contribution Plan. The amounts shown for Ms. Lind and Mr. Heinrichs also include expenses for an annual physical. The totals shown for Mr. O'Donnell and Ms. Schertell in 2012 and 2011 include expenses for tax preparation and financial planning. Mr. Heinrichs amount in 2011 includes expenses for estate planning. All amounts shown for Mr. Schwinn are for an annual car allowance.

(6) Mr. Schwinn's compensation has been converted from Euros to US Dollars as follows: December 31, 2010 conversion of Euro to US Dollars at 1 to 1.3253; December 31, 2011 conversion of Euros to US Dollars at 1 to 1.2921, and December 31, 2012 conversion of Euros to US Dollars at 1 to 1.3215.

2012 Grants of Plan Based Awards

The following table contains information relating to the plan based awards grants made in 2012 to our named executive officers under the Omnibus Plan and is intended to supplement the 2012 Summary Compensation Table listed above.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Option Awards (3)		
Name and Principal Position	**Plan**	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**Number of Securities Underlying Options (#)**	**Exercise or Base Price of Option Award ($/SH)**	**Grant Date Fair Value of Stock and Option Awards ($)**
John P. O'Donnell	MIP	01/25/2012	0	367,500	735,000						
President and Chief	Performance Units	01/25/2012				6,800	17,000	34,000			551,650
Executive Officer	Stock Options	01/25/2012							138,900	24.09	1,306,618
Bonnie C. Lind	MIP	01/25/2012	0	181,500	363,000						
Senior Vice President,	Performance Units	01/25/2012				3,200	8,000	16,000			259,600
Chief Financial Officer	Stock Options	01/25/2012							6,600	24.09	62,909
and Treasurer											
Steven S. Heinrichs	MIP	01/25/2012	0	145,000	290,000						
Senior Vice President,	Performance Units	01/25/2012				2,440	6,100	12,200			197,945
General Counsel and	Stock Options	01/25/2012							5,000	24.09	40,600
Secretary											
Julie A. Schertell	MIP	01/25/2012	0	140,000	350,000						
Senior Vice President,	Performance Units	01/25/2012				2,160	5,400	10,800			175,230
and President—Fine	Stock Options	01/25/2012							4,500	24.09	36,540
Paper											
Armin S. Schwinn	MIP	01/25/2012	0	118,935	297,338						
Senior Vice President,	Performance Units	01/25/2012				1,480	3,700	7,400			120,065
Managing Director—	Stock Options	01/25/2012							3,100	24.09	25,172
Neenah Germany											

(1) Reflects the range of potential annual incentive bonus payments that could have been earned by each named executive officer under Neenah's MIP in 2012. The actual bonuses earned in 2012 are reflected in the Summary Compensation Table above under the caption "Non-Equity Incentive Plan Compensation." For more information regarding annual incentive bonus opportunities, see the discussion in the Compensation Discussion and Analysis. The value of Mr. Schwinn's incentive bonus payment has been converted from Euros to US Dollars using a December 31, 2012 conversion of Euro to US Dollars at 1 to 1.3215.

(2) Reflects the range of potential performance share units that may be earned by each named executive officer, based on the Company's level of achievement of performance goals in 2012 and total shareholder return relative to a peer group for the performance period ending December 31, 2012. For more information regarding the performance share units, including how the number of performance share units awarded was determined and the vesting terms applicable to such units, see the discussion in the Compensation Discussion and Analysis. Outstanding restricted share units receive dividends at the same rate as other stockholders.

(3) The stock options vest as to one-third of the shares on each of the first three anniversaries of the grant date.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards for our named executive officers as of December 31, 2012.

Name and Principal Position	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units or Stock That Have Not Vested	Market Value of shares or Units of Stock	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John P. O'Donnell . . . . President and Chief Executive Officer	10,000	0	0	32.55(13)	10/31/2017				
	8,800	0	0	25.70(8)	01/29/2018				
	8,800	0	0	17.98(9)	07/27/2018				
	27,700	0	0	7.41(10)	01/28/2019				
	27,700	0	0	8.99(11)	07/28/2019				
	9,400	4,700	0	13.38(12)	01/27/2020				
	6,667	3,333	0	16.49(16)	03/31/2020				
	3,833	7,667	0	19.25(17)	01/27/2021				
	1,633	3,267	0	22.44(19)	05/18/2021				
	0	13,900	0	24.09(18)	01/24/2022				
	0	125,000	0	24.09(20)	01/24/2022				
						33,650(14)	958,016	33,650(15)	483,990
Bonnie C. Lind . . . . Senior Vice President, Chief Financial Officer and Treasurer	47,500	0	0	32.60(1)	12/15/2014				
	6,100	0	0	33.19(2)	02/20/2015				
	6,100	0	0	31.70(3)	08/21/2015				
	4,533	0	0	27.58(4)	02/07/2016				
	6,800	0	0	29.43(5)	08/06/2016				
	4,900	0	0	36.15(6)	02/06/2017				
	4,900	0	0	37.58(7)	08/06/2017				
	7,650	0	0	25.70(8)	01/29/2018				
	7,650	0	0	17.98(9)	07/27/2018				
	8,033	0	0	8.99(11)	07/28/2019				
	8,200	4,100	0	13.38(12)	01/27/2020				
	2,566	5,134	0	19.25(17)	01/27/2021				
	0	6,600	0	24.09(18)	01/24/2022				
						15,816(14)	450,282	8,000(15)	227,760
Steven S. Heinrichs . . . . Senior Vice President, General Counsel and Secretary	20,700	0	0	32.60(1)	12/15/2014				
	2,650	0	0	33.19(2)	02/20/2015				
	2,650	0	0	31.70(3)	08/21/2015				
	3,900	0	0	27.58(4)	02/07/2016				
	3,900	0	0	29.43(5)	08/06/2016				
	3,100	0	0	36.15(6)	02/06/2017				
	3,100	0	0	37.58(7)	08/06/2017				
	4,900	0	0	25.70(8)	01/29/2018				
	4,900	0	0	17.98(9)	07/27/2018				
	10,233	0	0	7.41(10)	01/28/2019				
	10,233	0	0	8.99(11)	07/28/2019				
	5,733	2,867	0	13.38(12)	01/27/2020				
	1,900	3,800	0	19.25(17)	01/27/2021				
		5,000	0	24.09(18)	01/24/2022				
						11,788(14)	335,320	6,100(15)	173,667

	Option Awards					Stock Awards			
Name and Principal Position	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units or Stock That Have Not Vested**	**Market Value of shares or Units of Stock**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
Julie A. Schertell	3,550	3,550	0	8.99(11)	07/28/2019				
Senior Vice President,	0	1,867	0	13.38(12)	01/27/2020				
and President—Fine Paper	0	3,200	0	19.25(17)	01/27/2021				
	0	4,500	0	24.09(18)	01/24/2022				
						9,759(14)	277,839		
								5,400(15)	153,738
Armin S. Schwinn, ...	1,150	0	0	35.92(21)	10/10/2016				
Senior Vice President,	750	0	0	36.15(6)	02/06/2017				
Managing Director—	750	0	0	37.58(7)	08/06/2017				
Neenah Germany	0	1,233	0	7.41(10)	01/28/2019				
	1,233	0	0	8.99(11)	07/28/2019				
	0	2,000	0	13.38(12)	01/27/2020				
	0	2,467	0	19.25(17)	01/27/2021				
	0	3,100	0	24.09(18)	01/24,2022				
						7,536(14)	214,550		
								3,700(15)	105,339

(1) These options were granted on December 15, 2004, and vested as follows: 30% on December 15th of 2005 and 2006, with the remaining 40% vesting on December 15, 2007. These options were converted to stock appreciation rights on January 29, 2009.

(2) These options were granted on February 21, 2005, and vested as follows: 33.34% on February 21, 2006 and 33.33% on both February 21, 2007 and February 21, 2008. These options were converted to stock appreciation rights on January 29, 2009.

(3) These options were granted on August 22, 2005, and vested as follows: 33.34% on August 22, 2006 and 33.33% on both August 22, 2007 and August 22, 2008. These options were converted to stock appreciation rights on January 29, 2009.

(4) These options were granted on February 7, 2006, and vested as follows: 33.34% on February 7, 2007 and 33.33% on both February 7, 2008 and February 7, 2009. These options were converted to stock appreciation rights on January 29, 2009.

(5) These options were granted on August 6, 2006, and vested as follows: 33.34% on August 6, 2007 and 33.33% on both August 6, 2008 and August 6, 2009. These options were converted to stock appreciation rights on January 29, 2009.

(6) These options were granted on February 7, 2007, and vested as follows: 33.34% on February 7, 2008 and 33.33% on both February 7, 2009 and February 7, 2010. These options were converted to stock appreciation rights on January 29, 2009.

(7) These options were granted on August 7, 2007 and vested as follows: 33.34% on August 7, 2008 and 33.33% on both August 8, 2009 and August 7, 2010. These options were converted to stock appreciation rights on January 29, 2009.

(8) These options were granted on January 30, 2008 and vested as follows: 33.34% on January 30, 2009, and 33.33% on both January 30, 2010 and January 30, 2011. These options were converted to stock appreciation rights on January 29, 2009.

(9) These options were granted on July 28, 2008 and vested as follows: 33.34% on July 28, 2009, and 33.33% on both July 28, 2010 and July 28, 2011.

(10) These options were granted on January 29, 2009, and vested as follows: 33.34% on January 29, 2010 and 33.33% on both January 29, 2011 and January 29, 2012.

(11) These options were granted on July 28, 2009, and vested as follows: 33.34% on July 28, 2010 and 33.33% on both July 28, 2011 and July 28, 2012.

(12) These options were granted on January 28, 2010, and vested as follows: 33.34% on January 28, 2011 and 33.33% on both January 28, 2012 and July 28, 2013.

(13) These options were granted when Mr. O'Donnell was hired by Neenah on November 1, 2007 and vested as follows: 33.34% on November 1, 2008 and 33.33% on both November 1, 2009 and November 1, 2010.

(14) These performance share units target levels were set on January 28, 2011 and were earned and vested on December 31, 2011, based on the Company's achievement of performance goals relating to return on invested capital and total shareholder return during the performance period ending December 31, 2011. These performance share units are subject to a two year hold requirement after vesting.

(15) These performance share units target levels were set on January 25, 2012 and were earned and vested on December 31, 2012, based on the Company's achievement of performance goals relating to return on invested capital and total shareholder return during the performance period ending December 31, 2012. These performance share units are subject to a two year hold requirement after vesting.

(16) These options were granted when Mr. O'Donnell was promoted to Chief Operating Officer and vest as follows: 33.34% on March 31, 2011 and 33.33% on both March 31, 2012 and March 31, 2013.

(17) These options were granted on January 28, 2011 and vest as follows: 33.34% on January 28, 2012 and 33.33% on both January 28, 2013 and January 28, 2014.

(18) These options were granted on January 25, 2012 and vest as follows: 33.34% on January 25, 2013 and 33.33% on both January 25, 2014 and January 25, 2015.

(19) These options were granted when Mr. O'Donnell was promoted to President and Chief Executive Officer and vest as follows: 33.34% on May 18, 2012, and 33.33% on both May 18, 2013 and May 18, 2014.

(20) These options were granted to Mr. O'Donnell on January 25, 2013 and vest as further described in the CD&A section of this Proxy Statement under the title "2012 CEO Special Option Grant".

(21) These options were granted at the acquisition of Neenah Germany on October 11, 2006 and vested as follows: 33.34% on October 11, 2007 and 33.33% on both October 11, 2008 and October 11, 2009.

Proxy

Option Exercises and Stock Vested in 2012

The following table sets forth information regarding stock awards vested for our named executive officers in 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
John P. O'Donnell	—	—	73,310	1,858,983
Bonnie C. Lind	12,066	245,714	63,847	1,619,220
Steven S. Heinrichs	—	—	42,021	1,070,016
Julie A. Schertell	21,083	368,475	28,588	726,246
Armin S. Schwinn	7,499	85,241	17,592	469,904

(1) Reflects the market value of the shares on the vesting date.

Pension Plans

The Neenah Paper Pension Plan is a broad-based, tax-qualified defined benefit pension plan, which provides a benefit upon retirement to eligible employees of the Company. The Neenah Paper Supplemental Pension Plan is a non-qualified defined benefit pension plan which covers pay and benefits above the qualified limits in the Pension Plan. The compensation covered by these defined benefit plans includes the salary and non-equity incentive payments set forth above in the Summary Compensation Table. Under our Pension Plan an employee is entitled to receive an annual standard benefit based on years of service and integrated with social security benefits. The Code generally places limits on the amount of pension benefits that may be paid from the tax qualified Pension Plan. However, we will pay any participant in our Supplemental Pension Plan the amount of the benefit payable under the Pension Plan that is limited by the Code.

Retirement benefits for participants in the Pension Plan who have at least five years of service may begin on a reduced basis at age 55 or on an unreduced basis at the normal retirement age of 65. Unreduced benefits also are available (i) for participants with ten years of service at age 62 or as early as age 60 with thirty years of service and (ii) as described below, for certain involuntary terminations. Mr. Erwin retired as the company's President and Chief Executive Officer on May 18, 2011. None of our named executive officers currently is eligible for early retirement under our Pension Plan or Supplemental Pension Plan.

The normal form of benefit is a single-life annuity payable monthly and other optional forms of benefit are available including a joint and survivor benefit. Accrued benefits under our Supplemental Pension Plan will, at the participant's option, either be paid as monthly payments in the same form as the retirement payments from the Pension Plan or as an actuarially determined lump sum payment upon retirement after age 55.

For a discussion of how we value these obligations and the assumption we use in that valuation, see Note 8 to our financial statements included in our 2012 Annual Report on Form 10-K. For purposes of determining the present value of accumulated benefits, we have used the normal retirement age under the plans, which is 65.

2012 Pension Benefits

The following table sets forth information as of December 31, 2012 regarding accumulated benefits to our named executive officers under our Pension Plan, Supplemental Pension Plan and German Pension Plans.

Name	Plan Name	Number of Years Credited Service(1)	Present Value of Accumulated Benefit ($)(3)
Bonnie C. Lind	Neenah Paper Pension Plan	31.0	1,147,599
	Neenah Paper Supplemental Pension Plan	31.0	1,493,370
Armin S. Schwinn	German Pension Plan	17.0	791,399
	German Additional Pension Plan	17.0	75,891
	Gessner Pension Plan	17.0	203,286

(1) Includes years of service credited for employment with Kimberly-Clark prior to Neenah's spin-off for Ms. Lind and years of service for Mr. Schwinn related to employment with companies acquired by Neenah as part of its acquisition of Neenah Germany.

(2) For a description of the assumptions applied in determining the present value of accumulated benefits reported above, see Note 7 to the audited Financial Statements included in our 2012 Annual Report on Form 10-K.

(3) Mr. Schwinn participates exclusively in German Pension Plans. The value of these plans has been converted from Euros to US Dollars using a December 31, 2012 conversion of Euro to US Dollars at 1 to 1.3215.

2012 Nonqualified Deferred Compensation

The Supplemental RCP is a nonqualified excess benefit and supplemental retirement plan pursuant to which the Company provides additional retirement benefits to certain highly compensated employees. These Company contributions are intended to provide contributions to those individuals whose benefits under tax-qualified programs are restricted by the limitations permitted by the Internal Revenue Code. Contributions are held for each participant in either an excess benefit or supplemental benefit unfunded separate account. Participant accounts are credited with earnings, gains and losses based on the rate of return of investment funds selected by the participant, which the participant may elect to change in accordance with the participant's elections under the Supplemental RCP. Payments can be tied to termination of employment, including retirement, and would be paid in lump sum. If a participant dies before receiving the full value of their account balance, the participant's beneficiary would receive the remainder of the benefit in one lump sum payment. All accounts would be immediately distributed upon a change in control, subject to a 10% reduction in a current participant's account and a 5% reduction in an account for a retired participant. The Deferred Compensation Plan enables our executive officers to defer a portion of annual cash compensation (base salary and non-equity awards under our MIP). This plan is intended to assist our executive officers in maximizing the value of the compensation they receive from the Company and assist in their retention. Named executive officer participation in the Supplemental RCP and the Deferred Compensation Plan in 2012 is as follows:


Proxy

Name	Executive Contributions in last Fiscal Year(1)	Company Contributions in last Fiscal Year(2)	Aggregate Earnings in last Fiscal Year	Aggregate Withdrawal/ Distributions	Aggregate Balance at Last Fiscal Year
John P. O'Donnell . . . . President and Chief Executive Officer	0	$59,979	$21,590	0	$170,427
Steven S. Heinrichs . . . . Senior Vice President, General Counsel and Secretary	0	$14,739	$ 7,115	0	$ 86,587
Julie A. Schertell . . . . Senior Vice President, Fine Paper	0	$14,213	$ 3,196	0	$ 34,040

(1) None of our named executive officers elected to defer compensation in 2012 under the Deferred Compensation Plan

(2) Amounts are reported as 2012 compensation in the "All Other Compensation" column of the Summary Compensation Table.

Potential Payments Upon Termination

Except for Mr. Schwinn as noted in footnote 8 below, we do not have employment agreements or other individual arrangements with our named executive officers that provide for specific benefits upon a termination of employment. In general, upon termination of employment, an executive officer will receive compensation and benefits for which he or she has already vested. This includes accrued but unpaid salary, accrued and unused vacation pay, and payments and benefits accrued under our broad-based benefit programs. The following section describes certain payments and benefits that would be payable to our named executive officers in the event of their involuntary termination in connection with a change-in-control of Neenah, or other involuntary termination.

Involuntary Termination in Connection with a Change in Control

The Neenah Paper Executive Severance Plan (the "Executive Severance Plan") covers designated officers, including all of our named executive officers, and provides certain severance benefits upon termination of employment following a change in control of Neenah. Upon termination of the officer's employment by Neenah without "cause" or by the officer for "good reason" (as defined in the Executive Severance Plan) within the two-year period following a change in control or a termination by us without "cause" during the one-year period preceding such a change in control, the officer will be entitled to a lump-sum cash payment equal to the sum of: (i) two times the sum of his annual base salary and targeted annual bonus; (ii) any qualified retirement plan benefits forfeited as a result of such termination; (iii) the amount of retirement benefits such officer would have received under the qualified and supplemental retirement plans but for his or her termination for the two-year period following his or her termination; (iv) the cost of medical and dental COBRA premiums for a period of two years; and (v) a cash settlement of any accrued retiree medical credits. In addition, the officer will be eligible to receive outplacement services for a period of two years (up to a maximum cost to us of $50,000). Payment of the benefits under the Executive Severance Plan is subject to the applicable executive executing an agreement that includes restrictive covenants and a general release of claims against us. The Executive Severance Plan has been designed to limit exposure for any "parachute" excise taxes; but if such excise taxes apply, we will reimburse the officer on an after-tax basis for any excise taxes incurred by that executive due to payments received under the Executive Severance Plan.

The following table shows the payments that would be made to each of our named executive officers under the Executive Severance Plan in connection with a change-in-control termination.

Payments(8)	John P. O'Donnell	Bonnie C. Lind	Steven S. Heinrichs	Julie A. Schertell
Severance(1)	1,785,000	1,023,000	870,012	840,000
Prorata Non-Equity Incentive Payment(2)	367,500	181,500	145,002	140,000
Unvested Stock Option Spread(3)	809,630	138,107	100,199	77,387
Unvested Restricted Stock(4)	1,679,161	789,644	594,084	506,909
LTCP Payment	0	0	0	0
Retirement Benefit Payment(5)	174,789	532,697	61,840	57,339
Welfare Benefit Values(6)	46,954	46,954	51,465	46,954
Outplacement	50,000	50,000	50,000	50,000
Excise Tax & Gross-Up(7)	1,269,316	0	0	427,985
Aggregate Payments	6,209,350	2,761,902	1,872,602	2,146,574

(1) Severance payment equal to two times the sum of the executive's annual base salary at the time of the termination plus the target bonus.

(2) The Target Non-Equity Incentive Payment is prorated for the number of days in the calendar year prior to termination due to assumed termination on December 31, 2012.

(3) Total value of unvested stock option spread and unvested restricted stock that would become vested upon a change in control assuming a share price of $28.33 and a change-in-control date of December 31, 2012.

(4) All unearned target performance share units vest upon a change-in-control event. Amounts are based on target 2011 and 2012 performance share unit grants.

(5) Actuarial value attributable to retirement benefits.

(6) Estimated value associated with the continuation of life insurance, medical, dental, and disability benefits for two years post-termination.

(7) Gross-up payments covering the full cost of applicable excise taxes under Code sections 280G and 4999. In 2011 the Compensation Committee closed the plan to new participants and determined that it would phase out the excise tax gross up provision in the Executive Severance Plan for the current named executive officers.

(8) Mr. Schwinn does not participate in the Neenah Paper Executive Severance Plan. He is covered by a separate employment agreement which provides a twelve month notice period from the end of the calendar year. Mr. Schwinn's equity grants contain change in control provisions that provide for vesting and payments for his 2011 and 2012 LTCP performance shares. The value at the end of 2012 was $367,719. The equity awards contain provisions that are similar to the U.S. provisions in the case of illness, accident or death. In addition, Mr. Schwinn's employment contract provides for salary continuation to him or his surviving family members for a period of three months in the case of illness, accident or death.

Other Involuntary Termination

The Neenah Paper Severance Pay Plan (the "Severance Pay Plan") provides regular severance to our executive officers. Participation in the Severance Pay Plan is conditioned upon each participant's execution of a noncompete agreement. In the event of a qualifying termination, the Severance Pay Plan generally provides officers (including named executive officers) severance equal to one year of base salary.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following directors served on the Compensation Committee during 2012: Messrs. Moore, McGovern and Dr. Wood. None of the members of the Compensation Committee was an officer or employee of Neenah during 2012 or any time prior thereto, and none of the members had any relationship with Neenah during 2012 that required disclosure under Item 404 of Regulation S-K. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and rules and regulations of the SEC thereunder require our directors, officers and persons who beneficially own more than 10% of our common stock, as well as certain affiliates of such persons, to file initial reports of their ownership of our common stock and subsequent reports of changes in such ownership with the SEC. Directors, officers and persons owning more than 10% of our common stock are required by SEC rules and regulations to furnish us with copies of all Section 16(a) reports they file. Based solely on our review of the copies of such reports received by us and on information provided by the reporting persons, we believe that during 2012, our directors, officers and owners of more than 10% of our common stock complied with all applicable filing requirements, except that Mr. Moore filed a Form 4 late on April 8, 2013 representing restricted stock units granted in lieu of a quarterly cash dividend granted in 2012 and 2013.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the accuracy and integrity of Neenah's financial reporting, including the performance and the independence of Neenah's independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"). On November 30, 2004, our Board of Directors adopted an Audit Committee Charter, which sets forth the responsibilities of the Audit Committee. The Audit Committee reviewed and discussed with management and Deloitte our audited financial statements for the fiscal year ended December 31, 2012. The Audit Committee also discussed with Deloitte the matters required to be discussed under Statement on Auditing Standards No. 61, as amended (Codification of Statements on Auditing Standards, AU § 380).

The Audit Committee received the written disclosures and other communications from Deloitte that are required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit Committee, which included independence considerations. The Audit Committee reviewed the audit and non-audit services provided by Deloitte for the fiscal year ended December 31, 2012 and determined to engage Deloitte as the independent registered public accounting firm of Neenah for the fiscal year ending December 31, 2013. The Audit Committee also received and reviewed a report by Deloitte outlining communications required by NYSE listing standards describing: (1) the firm's internal quality control procedures; (2) any material issue raised by a) the most recent internal quality control review of the firm, b) peer review of the firm, or c) any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with issues; and (3) (to assess Deloitte's independence) all relationships between Deloitte and us.

Based upon the Audit Committee's review of the audited financial statements and the discussions noted above, the Audit Committee recommended that the Board of Directors include the audited financial statements for the year ended December 31, 2012 in our Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

Audit Committee:

Timothy S. Lucas, *Chairman*
Philip C. Moore
Stephen M. Wood

PROPOSAL 4—
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors, in accordance with its charter and authority delegated to it by the Board, has appointed the firm of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2013. As a matter of good corporate practice, the Board has directed that such appointment be submitted to our stockholders for ratification at the Annual Meeting. Deloitte & Touche LLP has served as our independent registered public accounting firm since our spin-off from Kimberly-Clark Corporation in November 2004 and is considered by our Audit Committee to be well qualified. If the stockholders do not ratify the appointment of Deloitte & Touche LLP, the Audit Committee will reconsider the appointment. Even if the stockholders ratify the appointment, the Audit Committee, in its discretion, may appoint a different independent auditor at any time during the year if the Audit Committee determines that such a change would be in the best interests of Neenah and its stockholders.


Proxy

Representatives of Deloitte & Touche LLP will be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so. They also will be available to respond to appropriate questions from stockholders.

The Audit Committee and the Board unanimously recommend that the stockholders vote "FOR" the proposal to ratify the appointment of Deloitte & Touche, LLP as our independent registered public accounting firm.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

Audit Fees

Aggregate fees for professional services rendered for us by Deloitte & Touche LLP, the member firms of Deloitte Touche and Tohmatsu and their respective affiliates ("Deloitte & Touche") as of or for the fiscal years ended December 31, 2012 and December 31, 2011 are set forth below. The aggregate fees included in the Audit category are fees billed *for* the fiscal year for the integrated audit of our annual financial statements and review of statutory and regulatory filings. The aggregate fees included in each of the other categories are fees billed *in* the fiscal years.

	2012	2011
Audit Fees	1,585,790	1,361,160
Audit-Related Fees	0	0
Tax Fees	35,660	0
All Other Fees	0	0
Total	$1,621,450	$1,361,160

Audit Fees were for professional services rendered for the audit of our annual consolidated financial statements including the audit of our internal control over financial reporting and review of quarterly reports on Form 10-Q filed by us with the SEC.

Tax Fees were for professional services rendered to compile a summary of our existing tax accounting methods that may be impacted by the proposed Tangible Property Regulations of the Internal Revenue Service.

Policy on Audit Committee Pre-Approval

To avoid potential conflicts of interest in maintaining auditor independence, the law prohibits a publicly-traded company from obtaining certain non-audit services from its independent registered public accounting firm. The law also requires the audit committee of a publicly traded company to pre-approve other services provided by the independent registered public accounting firm. Pursuant to its charter, the Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. In its pre-approval of non-audit services, the Audit Committee considers, among other factors, the possible effect of the performance of such services on the auditor's independence. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any Audit Committee member to whom pre-approval authority is delegated shall be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee pre-approved all services performed by the independent registered public accounting firm in fiscal 2011 and fiscal 2012, including those services described in the table above under the captions "Audit Fees."

STOCKHOLDERS' PROPOSALS FOR 2014 ANNUAL MEETING

Proposals of stockholders, excluding nominations for the Board, intended to be presented at the 2014 Annual Meeting should be submitted by certified mail, return receipt requested, and must be received by us at our executive offices in Alpharetta, Georgia, on or before the date that is 120 calendar days prior to the first anniversary of the date that this Proxy Statement is released to stockholders, to be eligible for inclusion in our Proxy Statement and form of proxy relating to that meeting and to be introduced for action at the 2014 Annual Meeting. In the event that the date of the 2014 Annual Meeting is changed more than thirty days from the date of this year's meeting, notice by stockholders should be received no later than the close of business on the later of the 150th calendar day prior to the 2014 meeting or the 10th calendar day on which public announcement of the date of such meeting is first made.

Any stockholder proposal must be in writing and must comply with Rule 14a-8 under the Exchange Act and must set forth (i) a description of the business desired to be brought before the meeting and the reasons for conducting the business at the meeting; (ii) the name and address, as they appear on our books, of the stockholder submitting the proposal; (iii) the class and number of shares that are beneficially owned by such stockholder; (iv) the dates on which the stockholder acquired the shares; (v) documentary support for any claim of beneficial ownership as required by Rule 14a-8; (vi) any material interest of the stockholder in the proposal; (vii) a statement in support of the proposal; and (viii) any other information required by the rules and regulations of the SEC. Stockholder nominations for the Board must comply with the procedures set forth above under "Corporate Governance—Nomination of Directors."

The failure of a stockholder to deliver a proposal in accordance with the requirements of the preceding paragraph may result in it being excluded from our Proxy Statement and ineligible for consideration at the 2014 Annual Meeting. Further, the submission of a proposal in accordance with the requirements of the preceding paragraph does not guarantee that we will include it in our Proxy Statement or that it will be eligible for consideration at the 2014 Annual Meeting. We strongly encourage any stockholder interested in submitting a proposal to contact our Corporate Secretary in advance of the submission deadline to discuss the proposal.

OTHER MATTERS THAT MAY COME BEFORE THE ANNUAL MEETING

Our Board knows of no matters other than those referred to in the accompanying Notice of Annual Meeting of Stockholders which may properly come before the Annual Meeting. However, if any other matter should be properly presented for consideration and vote at the Annual Meeting or any adjournment(s) thereof, it is the intention of the persons named as proxies on the enclosed form of proxy card to vote the shares represented by all valid proxy cards in accordance with their judgment of what is in the best interest of Neenah and its stockholders.

HOUSEHOLDING OF NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND PROXY MATERIALS

The SEC's proxy rules permit companies and intermediaries, such as brokers and banks, to satisfy delivery requirements for Notices, and if applicable, the proxy statements and annual reports, with respect to two or more stockholders sharing the same address by delivering a single Notice to those stockholders. This method of delivery, often referred to as householding, should reduce the amount of duplicate information that stockholders receive and lower printing and mailing costs for companies. Neenah and certain intermediaries are householding Notices, and if applicable, proxy statements and annual reports, for shareholders of record in connection with its 2013 Annual Meeting. This means that:

- Only one Notice, and if applicable, proxy statement and annual report, will be delivered to multiple stockholders sharing an address unless you notify your broker or bank to the contrary;
- You can contact Neenah by calling 678-566-6500 or by writing to INVESTOR RELATIONS, Neenah Paper, Inc., at 3460 Preston Ridge Road, Preston Ridge III, Suite 600, Alpharetta, Georgia 30005 to request a separate copy of the Notice, and if applicable, proxy statement and annual report, for the 2013 Annual Meeting and for future meetings or, if you are currently receiving multiple copies, to receive only a single copy in the future or you can contact your bank or broker to make a similar request; and
- You can request delivery of a single copy of the Notice, and if applicable, proxy statement and annual report, from your bank or broker if you share the same address as another Neenah shareholder and your bank or broker has determined to household proxy materials.

ANNEX A

Amended and Restated Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan

2004 Omnibus Stock and Incentive Compensation Plan

Neenah Paper, Inc.

Amended and Restated
Effective May 30, 2013

Contents


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Neenah Paper, Inc.
2004 Omnibus Stock and Incentive Compensation Plan

Article 1. Establishment and Purpose

1.1 Establishment. Neenah Paper, Inc., a Delaware corporation (the "Company"), has established an incentive compensation plan known as the 2004 Omnibus Stock and Incentive Compensation Plan, as amended and restated in this document (the "Plan").

The Plan permits the grant of Cash-Based Awards, Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Covered Employee Annual Incentive Awards, and Other Stock-Based Awards.

The Plan is an amendment and restatement of the plan that became effective December 1, 2004 (the "Prior Plan"), and will become effective May 30, 2013 (the "Effective Date"), subject to approval of the Plan by the Company's shareholders. The Plan shall govern Awards granted under the Plan as well as Awards granted under the Prior Plan, subject to Section 19.1.


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1.2 Purpose of the Plan. The purpose of the Plan is to provide a means whereby Employees, Directors, and Third-Party Service Providers of the Company develop a sense of proprietorship and personal involvement in the development and financial success of the Company, and to encourage them to devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its shareholders. A further purpose of the Plan is to provide a means through which the Company may attract able individuals to become Employees or serve as Directors or Third-Party Service Providers of the Company and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of the Company are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of the Company.

Article 2. Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

2.1 **"Affiliate"** means the Company and any company, person or organization which, on the date of determination, (A) is a member of a controlled group of corporations (as defined in Code section 414(b)) which includes the Company; (B) is a trade or business (whether or not incorporated) which controls, is controlled by or is under common control with (within the meaning of Code section 414(c)) the Company; (C) is a member of an affiliated service group (as defined in Code section 414(m)) which includes the Company; or (D) is otherwise required to be aggregated with the Company pursuant to Code section 414(o) and regulations promulgated thereunder.

2.2 **"Annual Award Limit"** or **"Annual Award Limits"** have the meaning set forth in Section 4.3.

2.3 **"Award"** means, individually or collectively, a grant under this Plan of Cash-Based Awards, Nonqualified Stock Options, Incentive Stock Options, SARs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Covered Employee Annual Incentive Awards, or Other Stock-Based Awards, in each case subject to the terms of this Plan.

2.4 **"Award Agreement"** means either (i) a written or electronic agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, or (ii) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award.

2.5 **"Beneficial Owner"** or **"Beneficial Ownership"** shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.6 **"Board"** or **"Board of Directors"** means the Board of Directors of the Company.

2.7 **"Cash-Based Award"** means an Award granted to a Participant as described in Article 10.

2.8 **"Cause,"** unless otherwise set forth in the Participant's Award Agreement, means the Participant's:

(a) Willful failure to perform his duties and responsibilities;

(b) Embezzlement, fraud, or misappropriation against or with respect to the Company, its Subsidiaries, and/or their assets;

(c) Conviction of a felony charge or a plea of guilty or *nolo contendre* to a felony charge;

(d) Use of alcohol and/or drugs (whether prescription or nonprescription) which impairs the Participant's ability to perform his duties and responsibilities;

(e) Unlawful trading in the securities of any corporation (including the Company) based on information gained as a result of the Participant's performance of services for the Company;

(f) Violation of any of the corporate policies, work rules, or standards of the Company, including but not limited to the Code of Conduct, sexual harassment policy, and insider trading policy, or violation of any applicable statute, regulation, or rule, or provision of any applicable code of professional ethics; or

(g) Willful disclosure to unauthorized persons of confidential information or trade secrets of the Company.

The Committee shall determine, in its sole discretion, whether a Participant is being terminated for any of the reasons outlined in (a) through (g); provided that such determination by the Committee shall apply only to Awards granted under this Plan.

2.9 **"Change in Control"** means any of the following events:

(a) The acquisition by any Person of Beneficial Ownership of thirty percent (30%) or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of Directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this Section 2.9, the following acquisitions shall not constitute a Change in Control: (i) any acquisition by a Person who on the Effective Date is the Beneficial Owner of thirty percent (30%) or more of the Outstanding Company Voting Securities, (ii) any acquisition directly from the Company, including without limitation, a public offering of securities, (iii) any acquisition by the Company, (iv) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Affiliates or Subsidiaries, or (v) any acquisition by any corporation pursuant to a transaction which complies with subparagraphs (i), (ii), and (iii) of Section 2.9(c);

(b) During any period of two consecutive years, individuals who at the beginning of such period constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a Director whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election or removal of the Directors of the Company or other actual or threatened solicitation of proxies of consents by or on behalf of a Person other than the Board;

(c) Consummation of a reorganization, merger, or consolidation to which the Company is a party or a sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case unless, following such Business Combination: (i) all or substantially all of the individuals and entities who were the Beneficial Owners of Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than sixty percent (60%) of the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors of the company resulting from the Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) (the "Successor Entity") in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Voting Securities; and (ii) no Person (excluding any Successor Entity or any employee benefit plan, or related trust, of the Company or such Successor Entity) beneficially owns, directly or indirectly, thirty percent (30%) or more of the combined voting power of the then outstanding voting securities of the Successor Entity, except to the extent that such ownership existed prior to the Business Combination; and (iii) at least a majority of the members of the board of directors of the Successor Entity were members of the Incumbent Board (including persons deemed to be members of the Incumbent Board by reason of the proviso to paragraph (b) of this Section 2.9) at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or


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(d) A complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if specified in an Award Agreement or otherwise required to avoid an Award being subject to tax under Code Section 409A, a Change in Control shall not be deemed to have occurred unless the event also qualifies as a change in the ownership or effective control of the Company or in the ownership of a substantial portion of its assets under Code Section 409A(a)(2)(A)(v).

2.10 **"Code"** means the U.S. Internal Revenue Code of 1986, as amended from time to time, and as construed and interpreted by valid regulations or rulings issued thereunder.

2.11 **"Committee"** means the Compensation Committee of the Board or a subcommittee thereof, or any other committee designated by the Board to administer this Plan. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of the Board.

2.12 **"Company"** means Neenah Paper, Inc., a Delaware corporation, and any successor thereto as provided in Article 21 herein.

2.13 **"Consolidated Operating Earnings"** means the consolidated earnings before income taxes of the Company, computed in accordance with generally accepted accounting principles, but shall exclude the effects of Extraordinary Items.

2.14 **"Covered Employee"** means a Participant who is a "covered employee," as defined in Code Section 162(m) and the Treasury regulations promulgated under Code Section 162(m), or any successor statute.

2.15 "Covered Employee Annual Incentive Award" means an Award granted to a Covered Employee as described in Article 12.

2.16 "Director" means any individual who is a member of the Board of Directors of the Company.

2.17 "Disability" means a physical or mental illness, injury or impairment which causes a Participant to meet the requirements to receive long-term disability benefits under a plan sponsored by the Company, its Affiliates, and/or its Subsidiaries or if no such plan is applicable, a Participant's inability to engage in the essential functions of his duties due to a medically-determinable physical or mental impairment, illness or injury, which can be expected to result in death or to be of long-continued and indefinite duration, as determined by a medical professional selected by the Committee. Notwithstanding the foregoing, Disability means, as to an ISO, a "permanent and total disability" within the meaning of Code section 22(e)(3).

2.18 "Disabled" means a Participant is (a) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (b) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant's employer.

2.19 "Effective Date" has the meaning set forth in Section 1.1.

2.20 "Employee" means any employee of the Company, its Affiliates, and/or its Subsidiaries.

2.21 "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.22 "Extraordinary Items" means (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; or (iii) the effect of a merger or acquisition, recorded in accordance with the criteria for Extraordinary Items in Accounting Standards Codification ("ASC") Topic 225.

2.23 "Fair Market Value" or **"FMV"** means a price that is based on the opening, closing, actual, high, low, or average selling prices of a Share reported on the New York Stock Exchange ("NYSE") or other established stock exchange (or exchanges) or national securities market on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Committee in its discretion. Unless the Committee determines otherwise, if the Shares are traded over the counter at the time a determination of its Fair Market Value is required to be made hereunder, its Fair Market Value shall be deemed to be equal to the average between the reported high and low or closing bid and asked prices of a Share on the most recent date on which Shares were publicly traded. In the event Shares are not publicly traded at the time a determination of their value is required to be made hereunder, the determination of their Fair Market Value shall be made by the Committee in such manner as it deems appropriate. Such definition(s) of FMV shall be specified in each Award Agreement and may differ depending on whether FMV is in reference to the grant, exercise, vesting, settlement, or payout of an Award. For purposes of determining the Fair Market Value of a Share on the date the Company becomes a separate publicly traded Company, the Fair Market Value of a Share shall be determined as the average of the opening and closing prices of the Company's common stock on the New York Stock Exchange on the first day of regular-way trading.

2.24 "Freestanding SAR" means an SAR that is granted independently of any Options, as described in Article 7.

2.25 "Good Reason," unless otherwise set forth in the Participant's Award Agreement, means either of the following:

(a) A reduction of a Participant's base salary by ten percent (10%) or more, unless substantially similar salary reductions are applicable to other similarly-situated employees of the Company; or

(b) Without the express written agreement of the Participant, any assignment or change in duties that would require the relocation of the Participant's work place to a location that is more than fifty (50) miles from the Participant's work place immediately prior to a Change in Control of the Company; provided however, the relocation of the Participant's work place must also increase the regular commute distance between the Participant's residence and work place by more than twenty-five (25) miles (one-way).

Notwithstanding the foregoing, if a Participant is also a participant in the Company's Executive Severance Plan, "Good Reason" shall have the same meaning as any definition of "good reason" under the Executive Severance Plan, unless otherwise specified in the Award Agreement.

2.26 "Grant Price" means the price established at the time of grant of an SAR pursuant to Article 7, used to determine whether there is any payment due upon exercise of the SAR.

2.27 "Incentive Stock Option" or "ISO" means an Option to purchase Shares granted under Article 6 to an Employee and that is designated as an Incentive Stock Option and that is intended to meet the requirements of Code Section 422, or any successor provision.

2.28 "Insider" shall mean an individual who is, on the relevant date, an officer, or Director of the Company, or a more than ten percent (10%) Beneficial Owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board in accordance with Section 16 of the Exchange Act.

2.29 "Nonemployee Director" means a Director who is not an Employee.

2.30 "Nonemployee Director Award" means any Award granted, whether singly, in combination, or in tandem, to a Participant who is a Nonemployee Director pursuant to such applicable terms, conditions, and limitations as the Board or Committee may establish in accordance with this Plan.

2.31 "Nonqualified Stock Option" or **"NQSO"** means an Option that is not intended to meet the requirements of Code Section 422, or that otherwise does not meet such requirements.

2.32 "Operating Cash Flow" means cash flow from operating activities as defined in ASC Topic 230, Statement of Cash Flows.

2.33 "Option" means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6.

2.34 "Option Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.35 "Option Term" means the period of time an Option is outstanding as the Committee shall determine at the time of grant; provided, however, no Option shall be outstanding later than the tenth (10th) anniversary date of its grant, unless otherwise required by applicable law.

2.36 "Other Stock-Based Award" means an equity-based or equity-related Award not otherwise described by the terms of this Plan, granted pursuant to Article 10.

2.37 "Participant" means any eligible individual as set forth in Article 5 to whom an Award is granted.

2.38 "Performance-Based Compensation" means compensation under an Award that satisfies the requirements of Section 162(m) of the Code and the applicable treasury regulations thereunder for certain performance-based compensation paid to Covered Employees.

2.39 "Performance Measures" means measures as described in Article 11 on which the performance goals are based and which are approved by the Company's shareholders pursuant to this Plan in order to qualify Awards as Performance-Based Compensation.

2.40 "Performance Period" means the period of time during which the performance goals must be met in order to determine the degree of payout, exercisability and/or vesting with respect to an Award.

2.41 "Performance Share" means an Award under Article 9 herein and subject to the terms of the Plan, denominated in Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.42 "Performance Unit" means an Award under Article 9 herein and subject to the terms of the Plan, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.43 "Period of Restriction" means the period when Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Article 8.

2.44 "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

2.45 "Plan" means this Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan.

2.46 "Plan Year" means the short period beginning on the Effective Date and ending on December 31, 2004; and thereafter, each twelve (12) calendar month period beginning on January 1 and ending on the following December 31.

2.47 "Restricted Stock" means an Award granted to a Participant pursuant to Article 8.

2.48 "Restricted Stock Unit" means an Award granted to a Participant pursuant to Article 8, except no Shares are actually awarded to the Participant on the date of grant.

2.49 "Retirement," for purposes of the Plan unless otherwise specified in the Award Agreement, means

(a) in the case of Awards granted under the Plan on or after the Effective Date, termination of employment by a Participant who is also an Employee, after attaining age fifty-five (55) and completing at least five (5) Years of Vesting Service; or

(b) in the case of Awards granted under the Prior Plan before the Effective Date, termination of employment by a Participant who is also an Employee, after (i) the later of attaining age sixty-five (65) or the fifth anniversary of the Participant's date of hire, or (ii) attaining age fifty-five (55) and completing at least five (5) Years of Vesting Service;

provided, however, if a Participant is a participant under the Company's Pension Plan or Retirement Contribution Plan, "Retirement" shall mean satisfying the requirements for "retirement" or "early retirement" as defined in the applicable plan.

2.50 **"Service Vesting Awards"** means an Award, the vesting of which is contingent solely on the continued service of the Participant as an Employee or a Director.

2.51 **"Share"** means a share of common stock of the Company, $.01 par value per share.

2.52 **"Stock Appreciation Right"** or "**SAR**" means an Award, designated as an SAR, pursuant to the terms of Article 7 herein.

2.53 **"Subsidiary"** means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, a proprietary interest of more than fifty percent (50%) by reason of stock ownership or otherwise.

2.54 **"Tandem SAR"** means an SAR that is granted in connection with a related Option pursuant to Article 7 herein, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be canceled).

2.55 **"Third-Party Service Provider"** means any consultant, agent, advisor, or independent contractor who renders services to the Company, its Affiliates, and/or its Subsidiaries that (a) are not in connection with the offer and sale of the Company's securities in a capital raising transaction, and (b) do not directly or indirectly promote or maintain a market for the Company's securities.

2.56 **"Unforeseeable Emergency"** means a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant's spouse, the Participant's beneficiary or the Participant's dependent, loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

2.57 **"Year of Vesting Service"** shall be determined in the same manner as year of vesting service is determined in the Neenah Paper Pension Plan or Neenah Paper Retirement Contribution Plan, whichever is applicable to the Participant; however, if such plan is subsequently terminated, the Committee shall determine the meaning of such term, in its sole discretion.

Article 3. Administration

3.1 General. The Committee shall be responsible for administering the Plan, subject to this Article 3 and the other provisions of the Plan. The Committee may employ attorneys, consultants, accountants, agents, and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such individuals. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested individuals.

3.2 Authority of the Committee. The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Plan and any Award Agreement or other agreement or document ancillary to or in connection with the Plan, to determine eligibility for Awards and to adopt such rules, regulations, forms, instruments, and guidelines for administering the Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions, including the terms and conditions set forth in Award Agreements, and, subject to Article 19, adopting modifications and amendments to the Plan or any Award Agreement, including without limitation, any that are necessary to comply with the laws of the countries and other jurisdictions in which the Company, its Affiliates, and/or its Subsidiaries operate.

3.3 Delegation. The Committee may authorize individuals other than its members to carry out its policies and directives subject to the limitations and guidelines set by the Committee, and may delegate its authority under the Plan, provided, however, the delegation of authority to grant Awards shall be limited to grants by the Chief Executive Officer to newly hired employees, or to respond to special recognition or retention needs, and any such grants shall be limited to eligible Participants who are not subject to section 16 of the Exchange Act. The delegation of authority shall be limited as follows: (a) with respect to individuals who are subject to section 16 of the Exchange Act, the authority to grant Awards, the selection for participation, decisions concerning the timing, pricing and amount of a grant or Award and authority to administer Awards shall not be delegated by the Committee; (b) the maximum number of Shares covered by Awards which may be granted by the Chief Executive Officer within any calendar year period shall not exceed three hundred thousand (300,000); (c) any delegation shall satisfy all applicable requirements of rule 16b-3 of the Exchange Act, or any successor provision; and (d) no such delegation shall result in the disallowance of a deduction to the Company under section 162(m) of the Code or any successor section. Any individual to whom such authority is granted shall continue to be eligible to receive Awards under the Plan.

Article 4. Shares Subject to the Plan and Maximum Awards

4.1 Number of Shares Available for Awards.

(a) Subject to adjustment as provided in Section 4.4 herein, the maximum number of Shares available for issuance to Participants under the Plan (the "Share Authorization") shall be the sum of (i) the number of Shares subject to outstanding Awards under the Prior Plan as of the Effective Date, (ii) the number of Shares authorized and available for issuance of future Awards under the Prior Plan immediately before the Effective Date, and (iii) one million five hundred seventy-seven thousand (1,577,000) Shares.

(b) Subject to the limit set forth in Section 4.1(a) on the number of Shares that may be issued in the aggregate under the Plan, the maximum number of Shares that may be issued pursuant to ISOs shall be the maximum number of Shares available for issuance under the Plan.

(c) Subject to the limit set forth in Section 4.1(a) on the number of Shares that may be issued in the aggregate under the Plan, the maximum number of shares that may be issued to Nonemployee Directors upon or after the Effective Date shall be five hundred thousand (500,000) Shares, and no Nonemployee Director may receive Awards subject to more than fifty thousand (50,000) Shares in any Plan Year.

4.2 Share Usage. Shares issued pursuant to Options or SARs that are granted on or after the Effective Date shall reduce the number of Shares available under Section 4.1(a) by one (1) Share with respect to each Share issued pursuant to such Award. Shares issued pursuant to Awards other than Options or SARs that are granted on or after the Effective Date shall reduce the number of Shares available under Section 4.1(a) by two and 3/10's (2.3) Shares with respect to each Share issued pursuant to such Award. Shares covered by an Award shall only be counted as used to the extent they are actually issued. Any Shares related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise are terminated or paid without the issuance of such Shares, are withheld to pay tax withholding, are settled in cash in lieu of Shares, or are exchanged with the Committee's permission, prior to the issuance of Shares, for Awards not involving Shares, shall be available again for grant under the Plan. Notwithstanding the foregoing, in the case of Options or SARs granted on or after the Effective Date, (a) Shares tendered by a Participant to the Company or withheld by the Company as full or partial payment of the Option Price, (b) the excess of the number of Shares to which a SAR relates over the number of Shares actually issued upon exercise of the SAR, and (c) Shares withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations upon the exercise of an Option or a SAR shall not be available for issuance under the Plan. The Shares available for issuance under the Plan may be authorized and unissued Shares, treasury Shares or from Shares reacquired by the Company, including Shares purchased in the open market.

4.3 Annual Award Limits. To the extent required under Code Section 162(m) for Awards that are intended to qualify as qualified performance-based compensation to so qualify, the following limits (each an "Annual Award Limit" and, collectively, "Annual Award Limits") shall apply to grants of Awards under the Plan:

(a) **Options:** The maximum aggregate number of Shares subject to Options granted in any one (1) Plan Year to any one (1) Participant shall be three hundred thousand (300,000) Shares.

(b) **SARs:** The maximum number of Shares subject to Stock Appreciation Rights granted in any one (1) Plan Year to any one (1) Participant shall be three hundred thousand (300,000) Shares.

(c) **Restricted Stock or Restricted Stock Units:** The maximum aggregate grant with respect to Awards of Restricted Stock or Restricted Stock Units in any one (1) Plan Year to any one (1) Participant shall be two hundred thousand (200,000) Shares.

(d) **Performance Units or Performance Shares:** The maximum aggregate Award of Performance Units or Performance Shares that any one (1) Participant may receive in any one (1) Plan Year shall be two hundred thousand (200,000) Shares if such Award is payable in Shares, or equal to the value of two hundred thousand (200,000) Shares if such Award is payable in cash or property other than Shares determined as of the earlier of vesting or payout.

(e) **Cash-Based Awards:** The maximum aggregate amount awarded or credited with respect to Cash-Based Awards pursuant to Section 10.1 to any one (1) Participant in any one (1) Plan Year may not exceed five million (5,000,000) dollars.

(f) **Covered Employee Annual Incentive Award:** The maximum aggregate amount awarded or credited in any one (1) Plan Year with respect to a Covered Employee Annual Incentive Award shall be determined in accordance with Article 12.

(g) **Other Stock-Based Awards:** The maximum aggregate grant with respect to Other Stock-Based Awards pursuant to Section 10.2 in any one (1) Plan Year to any one (1) Participant shall be two hundred thousand (200,000) Shares.

4.4 Adjustments in Authorized Shares.

(a) The number of Shares reserved for Awards, the number of Shares reserved for issuance upon the exercise, settlement, or payment of each Award and upon vesting, settlement, or grant of each Award, the Option Price of each outstanding Option, the Grant Price of each outstanding SAR, the specified number of shares of stock to which each outstanding Award pertains, and the maximum number of Shares pursuant to Section 3.3, 4.1(c) and 4.3, shall be proportionately adjusted for any nonreciprocal transaction between the Company and the holders of capital stock of the Company that causes the per share value of the Shares underlying an Award to change, such as a stock dividend, stock split, spin-off, rights offering, or recapitalization through a large, nonrecurring cash dividend (each, an "Equity Restructuring").

(b) In the event of a merger, consolidation, reorganization, extraordinary dividend, sale of substantially all of the Company's assets, other change in capital structure of the Company, tender offer for Shares, or a Change in Control, that in each case does not constitute an Equity Restructuring, subject to Article 18, the Committee may make such adjustments with respect to Awards and take such other action as it deems necessary or appropriate, including, without limitation, the substitution of new Awards, the assumption of awards not originally granted under the Plan, or the adjustment of outstanding Awards, the acceleration of Awards, the removal of restrictions on outstanding Awards, or the termination of outstanding Awards in exchange for the cash value determined in good faith by the Committee of the vested and/or unvested portion of the Award, all as may be provided in the applicable Award Agreement or, if not expressly addressed therein, as the Committee subsequently may determine in its sole discretion. Any adjustment pursuant to this Subsection may provide, in the Committee's discretion, for the elimination without payment therefor of any fractional shares that might otherwise become subject to any Award, but except as set forth in this Section may not otherwise diminish the then value of the Award.

Article 5. Eligibility and Participation

5.1 Eligibility. Individuals eligible to participate in this Plan include all Employees, Directors, and Third-Party Service Providers.

5.2 Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible individuals, those individuals to whom Awards shall be granted and shall determine, in its sole discretion, the nature of, any and all terms permissible by law, and the amount of each Award.

Article 6. Stock Options

6.1 Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion; provided, that ISOs may be granted only to eligible Employees of the Company or of any parent or subsidiary corporation (as permitted by Section 422 of the Code and the Treasury regulations thereunder).

6.2 Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall be recorded by an administrator of the Plan, who shall also record the Option Price and the number of Shares to which the Option pertains. The Award Agreement shall include conditions upon which an Option shall become vested and exercisable, and such other provisions as the Committee shall determine which are not inconsistent with the terms of the Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or a NQSO.

6.3 Option Price. The Option Price for each grant of an Option under this Plan shall be as determined by the Committee and shall be recorded by the administrator of the Plan. The Option Price shall be: (i) based on one hundred percent (100%) of the FMV of the Shares on the date of grant, or (ii) set at a premium to the FMV of the Shares on the date of grant; provided, however, the Option Price on the date of grant must be at least equal to one hundred percent (100%) of the FMV of the Shares on the date of grant.

6.4 Duration of Options. Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, no Option shall be exercisable later than the tenth (10th) anniversary date of its grant except as may be otherwise required by applicable law. No Incentive Stock Options may be granted more than ten (10) years after the earlier of (a) adoption of the Plan by the Board, or (b) the Effective Date.

6.5 Exercise of Options. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.

6.6 Payment. Options granted under this Article 6 shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

A condition of the issuance of the Shares as to which an Option shall be exercised shall be the payment of the Option Price. The Option Price of any Option shall be payable to the Company in full either: (a) in cash or its equivalent; (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the Option Price; (c) by a combination of (a) and (b); or (d) any other method approved or accepted by the Committee in its sole discretion, including, without limitation, if the Committee so determines, a cashless (broker-assisted) exercise.

Subject to any governing rules or regulations, as soon as practicable after receipt of written notification of exercise and full payment (including satisfaction of any applicable tax withholding), the Company shall deliver to the Participant evidence of book entry Shares, or upon the Participant's request, Share certificates in an appropriate amount based upon the number of Shares purchased under the Option(s).

Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars.

6.7 Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, or under any blue sky or state securities laws applicable to such Shares. Unless otherwise specified in the Participant's Award Agreement, such Shares acquired pursuant to the exercise of an Option shall not be subject to any transfer restriction.

6.8 Termination of Employment. Unless otherwise provided in a Participant's Award Agreement, the Options, which become exercisable as provided in Section 6.5 above, shall be treated as follows:

(a) If a Participant's employment terminates during the Option Term by reason of death, the Options shall immediately vest and terminate and have no force or effect upon the earlier of: (i) thirty-six (36) months after the date of death; or (ii) the expiration of the Option Term.

(b) If a Participant's employment terminates during the Option Term by reason of Disability, the Options shall immediately vest and terminate and have no force or effect upon the earlier of: (i) thirty-six (36) months after the Participant's termination of employment; or (ii) the expiration of the Option Term.

(c) If a Participant's employment terminates during the Option Term by reason of Retirement, the Options shall immediately vest and terminate and have no force or effect upon the earlier of: (i) sixty (60) months after the Participant's termination of employment; or (ii) the expiration of the Option Term.

(d) If a Participant's employment terminates during the Option Term due to dismissal by the Company for Cause, the Options terminate and have no force or effect upon the date of the Participant's termination.

(e) If the Participant's employment terminates during the Option Term for any other reason, the Options terminate and have no force or effect upon the earlier of: (i) ninety (90) days after the Participant's termination of employment; or (ii) the expiration of the Option Term.

(f) If the Participant continues employment with the Company through the Option Term, the Options terminate and have no force or effect upon the expiration of the Option Term.

6.9 Termination of Service for Directors or Third-Party Service Providers. Each Participant's Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's service with the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant who is a Director or Third-Party Service Provider, need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

6.10 Transferability of Options.

(a) **Incentive Stock Options.** No ISO granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under this Article 6 shall be exercisable during his lifetime only by such Participant.

(b) **Nonqualified Stock Options.** No NQSO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution; provided, that the Committee may permit transferability, on a general or a specific basis, and may impose conditions and limitations on any permitted transferability but in no circumstances will allow a Participant to transfer the NQSO to a third party for value. Further, except as otherwise provided in a Participant's Award Agreement or otherwise determined at any time by the Committee, or unless the Committee decides to permit transferability, all NQSOs granted to a Participant under this Article 6 shall be exercisable during his lifetime only by such Participant. With respect to those NQSOs, if any, that are permitted to be transferred to another individual, references in the Plan to exercise or payment of the Option Price by the Participant shall be deemed to include, as determined by the Committee, the Participant's permitted transferee.

6.11 Notification of Disqualifying Disposition. If any Participant shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

6.12 Substituting SARs. The Committee shall have the ability to substitute, without receiving Participant permission, SARs paid only in Shares (or SARs paid in Shares or cash at the Committee's discretion) for outstanding Options; provided, the terms of the substituted SARs are the same as the terms for the Options and the aggregate difference between the Fair Market Value of the underlying Shares and the Grant Price of the SARs is equivalent to the aggregate difference between the Fair Market Value of the underlying Shares and the Option Price of the Options. If, in the opinion of the Committee, this provision creates adverse accounting consequences for the Company, it shall be considered null and void.

Article 7. Stock Appreciation Rights

7.1 Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SARs.

Subject to the terms and conditions of the Plan, the Committee shall have complete discretion in determining the number of SARs granted to each Participant and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

The Grant Price for each grant of a Freestanding SAR shall be determined by the Committee and shall be specified in the Award Agreement. The Grant Price shall be: (i) based on one hundred percent (100%) of the FMV of the Shares on the date of grant, (ii) set at a premium to the FMV of the Shares on the date of grant, or (iii) indexed to the FMV of the Shares on the date of grant, with the index determined by the Committee, in its discretion; provided, however, the Grant Price on the date of grant must be at least equal to one hundred percent (100%) of the FMV of the Shares on the date of grant. The Grant Price of Tandem SARs shall be equal to the Option Price of the related Option.

Proxy

7.2 SAR Agreement. Each SAR Award shall be evidenced by an Award Agreement that shall specify the Grant Price, the term of the SAR, and such other provisions as the Committee shall determine.

7.3 Term of SAR. The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion, and no SAR shall be exercisable later than the tenth (10th) anniversary date of its grant, except as otherwise required by applicable law.

7.4 Exercise of Freestanding SARs. Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes.

7.5. Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable.

Notwithstanding any other provision of this Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (a) the Tandem SAR will expire no later than the expiration of the underlying ISO; (b) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the excess of the Fair Market Value of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised over the Option Price of the underlying ISO; and (c) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

7.6 Payment of SAR Amount. Upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The excess of the Fair Market Value of a Share on the date of exercise over the Grant Price; by

(b) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, Shares, or any combination thereof, or in any other manner approved by the Committee in its sole discretion. The Committee's determination regarding the form of SAR payout shall be set forth in the Award Agreement pertaining to the grant of the SAR.

7.7 Termination of Employment. Unless otherwise provided in a Participant's Award Agreement, the SARs, which become exercisable as provided in Sections 7.4 and 7.5 above, shall be treated as follows:

(a) If a Participant's employment terminates during the SARs term by reason of death, the SARs shall immediately vest and terminate and have no force or effect upon the earlier of: (i) twelve (12) months after the date of death; or (ii) the expiration of the SAR term.

(b) If a Participant's employment terminates during the SARs term by reason of Disability, the SARs shall immediately vest and terminate and have no force or effect upon the earlier of: (i) thirty-six (36) months after the Participant's termination of employment; or (ii) the expiration of the SAR term.

(c) If a Participant's employment terminates during the SARs term by reason of Retirement, the SARs shall immediately vest and terminate and have no force or effect upon the earlier of: (i) sixty (60) months after the Participant's termination of employment; or (ii) the expiration of the SAR term.

(d) If a Participant's employment terminates during the SARs term due to dismissal by the Company for Cause, the SARs terminate and have no force or effect upon the date of the Participant's termination.

(e) If the Participant's employment terminates during the SARs term for any other reason, the SARs terminate and have no force or effect upon the earlier of: (i) ninety (90) days after the Participant's termination of employment; or (ii) the expiration of the SAR term.

(f) If the Participant continues employment with the Company through the SARs term, the SARs terminate and have no force or effect upon the expiration of the SAR term.

7.8 Termination of Service for Directors or Third-Party Service Providers. Each Participant's Award Agreement shall set forth the extent to which the Participant shall have the right to exercise an SAR following termination of the Participant's service with the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant who is a Director or Third-Party Service Provider, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

7.9 Nontransferability of SARs. No SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution; provided, that the Committee may permit transferability, on a general or a specific basis, and may impose conditions and limitations on any permitted transferability but in no circumstances will allow a Participant to transfer the SAR to a third party for value. Further, except as otherwise provided in a Participant's Award Agreement or otherwise determined at any time by the Committee, all SARs granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant. With respect to those SARs, if any, that are permitted to be transferred to another individual, references in the Plan to exercise of the SAR by the Participant or payment of any amount to the Participant shall be deemed to include, as determined by the Committee, the Participant's permitted transferee.

7.10 Other Restrictions. The Committee shall impose such other conditions and/or restrictions on any Shares received upon exercise of an SAR granted pursuant to the Plan as it may deem advisable or desirable. These restrictions may include, but shall not be limited to, a requirement that the Participant hold the Shares received upon exercise of an SAR for a specified period of time.

Article 8. Restricted Stock and Restricted Stock Units

8.1 Grant of Restricted Stock or Restricted Stock Units. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock or Restricted Stock Units to Participants in such amounts as the Committee shall determine. Restricted Stock Units shall be similar to Restricted Stock except that no Shares are actually awarded to the Participant on the date of grant.

8.2 Restricted Stock or Restricted Stock Unit Agreement. Each Restricted Stock and/or Restricted Stock Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine.

8.3 Transferability. The Shares of Restricted Stock or Restricted Stock Units granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Award Agreement (and in the case of Restricted Stock Units until the date of delivery or other payment); provided, that the Committee may permit transferability before the end of such period, on a general or a specific basis, and may impose conditions and limitations on any permitted transferability but in no circumstances will allow a Participant to transfer the Restricted Stock or Restricted Stock Units to a third party for value before the end of such period. All rights with respect to the Restricted Stock or Restricted Stock Units granted to a Participant under the Plan shall be available during his lifetime only to such Participant, except as otherwise provided in an Award Agreement or at any time by the Committee.

8.4 Other Restrictions. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock or Restricted Stock Units.

To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations), and Restricted Stock Units shall be paid in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion shall determine.

Any such restrictions shall be evidenced by a legend on the certificates (if such Shares are certificated) representing the Restricted Stock.

8.5 Certificate Legend. In addition to any legends placed on certificates pursuant to Section 8.4, each certificate representing Shares of Restricted Stock granted pursuant to the Plan may bear a legend such as the following or as otherwise determined by the Committee in its sole discretion:

> The sale or transfer of Shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan, and in the

associated Award Agreement. A copy of the Plan and such Award Agreement may be obtained from Neenah Paper, Inc.

8.6 Voting Rights. Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder may be granted the right to exercise full voting rights with respect to those Shares during the Period of Restriction. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

8.7 Termination of Employment. Unless otherwise provided in a Participant's Award Agreement, upon termination of employment due to death, Disability, or Retirement, all restrictions on such Restricted Stock or Restricted Stock Units shall terminate. Unless otherwise provided in a Participant's Award Agreement, in the event a Participant's employment terminates for any other reason, including but not limited to, termination with or without Cause by the Company, its Affiliates, and/or its Subsidiaries, or voluntary termination by the Participant, all of the unvested Shares of Restricted Stock and Restricted Stock Units a Participant holds at the time of such termination shall be forfeited to the Company.

8.8 Termination of Service for Directors or Third-Party Service Providers. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Restricted Stock and/or Restricted Stock Units following termination of the Participant's service with the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant who is a Director or Third-Party Service Provider, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

8.9 Section 83(b) Election. The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company.

Article 9. Performance Units/Performance Shares

9.1 Grant of Performance Units/Performance Shares. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Performance Units and/or Performance Shares to Participants in such amounts and upon such terms as the Committee shall determine.

9.2 Value of Performance Units/Performance Shares. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units/Performance Shares that will be paid out to the Participant.

9.3 Earning of Performance Units/Performance Shares. Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/Performance Shares shall be entitled to receive payout on the value and number of Performance Units/Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

9.4 Form and Timing of Payment of Performance Units/Performance Shares. Payment of earned Performance Units/Performance Shares shall be as determined by the Committee and as evidenced in the Award Agreement. Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned Performance Units/Performance Shares in the form of cash or in Shares (or in a combination thereof) equal to the value of the earned Performance Units/Performance Shares at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period. Any Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

9.5 Termination of Employment. Unless otherwise provided in a Participant's Award Agreement, upon termination of employment due to death or Disability, any Performance Units and/or Performance Shares shall become payable on a pro rata basis as if the performance goals have been achieved at target. The proration shall be determined as a function of the length of time within the Performance Period that has elapsed prior to termination of employment. Unless otherwise provided in a Participant's Award Agreement, in the event a Participant's employment terminates for any other reason, including but not limited to, termination with or without Cause by the Company, its Affiliates, and/or its Subsidiaries, or voluntary termination by the Participant, any Performance Units and/or Performance Shares a Participant holds at the time of such termination shall be forfeited.

9.6 Termination of Service for Directors or Third-Party Service Providers. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Performance Units and/or Performance Shares following termination of the Participant's service with the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant who is a Director or Third-Party Service Provider, need not be uniform among all Awards of Performance Units or Performance Shares issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

9.7 Nontransferability. Performance Units/Performance Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution; provided, that the Committee may permit transferability, on a general or a specific basis, and may impose conditions and limitations on any permitted transferability but in no circumstances will allow a Participant to transfer the Performance Units/Performance Shares to a third party for value. Further, except as otherwise provided in a Participant's Award Agreement or otherwise determined at any time by the Committee, a Participant's rights under the Plan shall be exercisable during his lifetime only by such Participant.

Article 10. Cash-Based Awards and Other Stock-Based Awards

10.1 Grant of Cash-Based Awards. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms, including the achievement of specific performance goals, as the Committee may determine.

10.2 Other Stock-Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

10.3 Value of Cash-Based and Other Stock-Based Awards. Each Cash-Based Award shall specify a payment amount or payment range as determined by the Committee. Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee. The

Committee may establish performance goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of Cash-Based Awards or Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the performance goals are met.

10.4 Payment of Cash-Based Awards and Other Stock-Based Awards. Payment, if any, with respect to a Cash-Based Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or Shares as the Committee determines.

10.5 Termination of Employment. The Committee shall determine the extent to which the Participant shall have the right to receive Cash-Based Awards or Other Stock-Based Awards following termination of the Participant's employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an Award Agreement entered into with each Participant, but need not be uniform among all Awards of Cash-Based Awards or Other Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

10.6 Termination of Service for Directors or Third-Party Service Providers. The Committee shall determine the extent to which the Participant shall have the right to receive Cash-Based Awards or Other Stock-Based Awards following termination of the Participant's service with the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an Award Agreement entered into with each Participant who is a Director or Third-Party Service Provider, but need not be uniform among all Awards of Cash-Based Awards or Other Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

10.7 Nontransferability. Neither Cash-Based Awards nor Other Stock-Based Awards may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution; provided, that the Committee may permit transferability, on a general or a specific basis, and may impose conditions and limitations on any permitted transferability but in no circumstances will allow a Participant to transfer the Cash-Based Awards or Other Stock-Based Awards to a third party for value. Further, except as otherwise provided by the Committee, a Participant's rights under the Plan, if exercisable, shall be exercisable during his lifetime only by such Participant. With respect to those Cash-Based Awards or Other Stock-Based Awards, if any, that are permitted to be transferred to another individual, references in the Plan to exercise or payment of such Awards by or to the Participant shall be deemed to include, as determined by the Committee, the Participant's permitted transferee.

Article 11. Performance Measures

11.1 Performance Measures. Unless and until the Committee proposes for shareholder vote and the shareholders approve a change in the general Performance Measures set forth in this Article 11, the performance goals upon which the payment or vesting of an Award to a Covered Employee (other than a Covered Employee Annual Incentive Award awarded or credited pursuant to Article 12) that is intended to qualify as Performance-Based Compensation shall be limited to the following Performance Measures:

(a) Net earnings or net income (before or after taxes);

(b) Earnings per share;

(c) Net sales or revenue growth;

(d) Gross or net operating profit;

(e) Return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue);

(f) Cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital);

(g) Earnings before or after taxes, interest, depreciation, and/or amortization;

(h) Gross or operating margins;

(i) Productivity ratios;

(j) Share price (including, but not limited to, growth measures and total shareholder return);

(k) Expense targets;

(l) Margins;

(m) Operating efficiency;

(n) Customer satisfaction;

(o) Working capital targets;

(p) Economic Value Added (EVA®);

(q) Volume;

(r) Capital expenditures;

(s) Market share;

(t) Costs;

(u) Regulatory ratings;

(v) Asset quality;

(w) Net worth; and

(x) Safety.

Any Performance Measure(s) may be used to measure the performance of the Company, its Affiliates, and/or its Subsidiaries as a whole or any business unit of the Company, its Affiliates, and/or its Subsidiaries or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select Performance Measure (j) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Article 11.

11.2 Evaluation of Performance. The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary nonrecurring items as described in ASC Topic 225 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year, (f) acquisitions or divestitures, and (g) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

11.3 Adjustment of Performance-Based Compensation. Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Committee shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines.

11.4 Committee Discretion. In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and base vesting on Performance Measures other than those set forth in Section 11.1.

Article 12. Covered Employee Annual Incentive Award

12.1 Establishment of Incentive Pool. The Committee may designate Covered Employees who are eligible to receive a monetary payment in any Plan Year based on a percentage of an incentive pool equal to the greater of: (i) twenty percent (20%) of the Company's Consolidated Operating Earnings for the Plan Year, or (ii) twenty percent (20%) of the Company's Operating Cash Flow for the Plan Year. The Committee shall allocate an incentive pool percentage to each designated Covered Employee for each Plan Year. In no event may (1) the incentive pool percentage for any one Covered Employee exceed forty percent (40%) of the total pool, and (2) the sum of the incentive pool percentages for all Covered Employees cannot exceed one hundred percent (100%) of the total pool.

12.2 Determination of Covered Employees' Portions. As soon as possible after the determination of the incentive pool for a Plan Year, the Committee shall calculate each Covered Employee's allocated portion of the incentive pool based upon the percentage established at the beginning of the Plan Year. Each Covered Employee's incentive award then shall be determined by the Committee based on the Covered Employee's allocated portion of the incentive pool subject to adjustment in the sole discretion of the Committee. In no event may the portion of the incentive pool allocated to a Covered Employee be increased in any way, including as a result of the reduction of any other Covered Employee's allocated portion. The Committee shall retain the discretion to adjust such Awards downward.

Article 13. Nonemployee Director Awards

All Awards to Nonemployee Directors shall be determined by the Board or Committee. The terms and conditions of any grant to any such Nonemployee Director shall be set forth in an Award Agreement.

Article 14. Dividend Equivalents

Any Participant selected by the Committee may be granted dividend equivalents based on the dividends declared on Shares that are subject to any Award other than Options or SARs, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such dividend equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Committee. Unless otherwise specified in the Participant's Award Agreement, a Participant shall not be entitled to receive dividend equivalents based on the dividends declared on the Shares that are subject to an Award.

Article 15. Beneficiary Designation

If the Committee so determines, each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his death before he receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such beneficiary designation, upon the Participant's death, benefits remaining unpaid or rights remaining unexercised, may be paid to or exercised by the Participant's executor or administrator.

Article 16. Deferrals

16.1 Deferrals. The Committee may permit or require a Participant to defer such Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option or SAR, the lapse or waiver of restrictions with respect to Restricted Stock or Restricted Stock Units, or the satisfaction of any requirements or performance goals with respect to Performance Shares, Performance Units, Covered Employee Annual Incentive Awards, Other Stock-Based Awards, or Cash-Based Awards. If any such deferral election is required or permitted, the Committee may establish one or more programs to permit a Participant the opportunity to defer receipt of such consideration and, in its sole discretion, establish rules and procedures for such payment deferrals.

16.2 Awards Subject to Code Section 409A. The remaining provisions of this Article 16 shall apply to any Award granted under this Plan that is or becomes subject to Code Section 409A.

16.3 Deferral and/or Distribution Elections. The following rules shall apply to any deferral and/or distribution elections ("Elections") that may be permitted or required by the Committee to be made in regard to an award:

(a) All Elections must be in writing and specify the amount of the Award being deferred, as well as the time and form of distribution as permitted by this Plan.

(b) Except as otherwise permitted by Code Section 409A, all Elections shall be made by the end of the Participant's taxable year prior to the year in which services commence for which an Award would otherwise be granted to the individual; provided, however, that if the Award qualifies as "performance-based compensation" for purposes of Code Section 409A, then the deferral election can be made no later than six (6) months prior to the end of the performance period.

(c) Elections shall continue in effect until a written election to revoke or change such Election is received by the Company, except that a written election to revoke or change such Election must be made prior to the beginning of the calendar year for which such Election is to be effective, except as otherwise permitted by Code Section 409A.

16.4 Subsequent Elections. The Committee may permit a subsequent election to delay the distribution or change the form of distribution of an Award; however, such subsequent election shall comply with the following requirements:

(a) Such subsequent election may not take effect until at least twelve (12) months after the date on which the subsequent election is made;

(b) In the case of a subsequent election related to a distribution of an award not described in Section 16.5(b), 16.5(c), or 16.5(f), such subsequent election must result in a delay of distribution for a period of not less than five (5) years from the date such distribution would otherwise have been made; and

(c) Any subsequent election related to a distribution pursuant to Section 6.4(d) shall not be made less than twelve (12) months prior to the date of the first scheduled payment under such distribution.

16.5 Distributions Pursuant to Elections. Any Award deferred under this Plan may not be distributed earlier than:

(a) Separation from service (within the meaning of Code Section 409A);

(b) The date the Participant becomes Disabled;

(c) Death;

(d) A specified time (or pursuant to a fixed schedule) specified in the deferral election as of the date of the deferral of such award;

(e) A change in the ownership or effective control of the Company or in the ownership of a substantial portion of its assets under Code Section 409A(a)(2)(A)(v); or

(f) The occurrence of an Unforeseeable Emergency.

Notwithstanding anything else herein to the contrary, to the extent that a Participant is a "Specified Employee" (as defined in Code Section 409A(a)(2)(B)(i)) of the Company, no distribution pursuant to Section 16.5(a) of any deferred amounts may be made before six (6) months after such Participant's date of separation from service, or, if earlier, the date of the Participant's death.

16.6 Unforeseeable Emergency. The Committee shall have the authority to alter the timing or manner of payment of deferred amounts in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an Unforeseeable Emergency. In such event, the amount(s) distributed with respect to such Unforeseeable Emergency cannot exceed the amounts necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship). Furthermore, to the extent the Committee agrees an Unforeseeable Emergency has occurred for a Participant, the Committee may, in its sole discretion:

(a) Authorize the cessation of deferrals by such Participant under this Plan; or

(b) Provide that, subject to the above requirements, all, or a portion, of any previous deferrals by the Participant shall immediately be paid in a lump-sum payment; or

(c) Provide for such other payment schedule as deemed appropriate by the Committee under the circumstances.

The occurrence of an Unforeseeable Emergency shall be judged and determined by the Committee. The Committee's decision with respect to whether an Unforeseeable Emergency has occurred and the manner in which, if at all, the payment of deferrals to the Participant shall be altered or modified, shall be final, conclusive, and not subject to approval or appeal.

16.7 No Acceleration of Distributions. Notwithstanding anything to the contrary herein, this Plan does not permit the acceleration of the time or schedule of any distribution under this Plan, except as provided by Code Section 409A and/or the Secretary of the United States Treasury.

16.8 Compliance with Code Section 409A. The provisions of this Article, and all requirements as to deferrals and payment of amounts of deferred compensation under the Plan, are intended to comply with Code Section 409A and shall be construed consistent with that intent.

Article 17. Rights of Participants

17.1 Employment. Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Affiliates, and/or its Subsidiaries, to terminate any Participant's employment or service on the Board or to the Company at any time or for any reason not prohibited by law, nor confer upon any Participant any right to continue his employment or service as a Director or Third-Party Service Provider for any specified period of time.

Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, its Affiliates, and/or its Subsidiaries and, accordingly, subject to Articles 3 and 19, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company, its Affiliates, and/or its Subsidiaries.

17.2 Participation. No individual shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

17.3 Rights as a Shareholder. Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

Article 18. Change in Control

18.1 Change in Control of the Company. Notwithstanding any other provision of this Plan to the contrary, the provisions of this Article 18 shall apply in the event of a Change in Control, unless otherwise determined by the Committee in connection with the grant of an Award as reflected in the applicable Award Agreement.

Upon a Change in Control, all then-outstanding Options and Stock Appreciation Rights shall become fully vested and exercisable, all other then-outstanding Awards that are Service Vesting Awards shall vest in full and be free of restrictions, and unless otherwise determined by the Committee and set forth in the Participant's Award Agreement, the target payout opportunities attainable under all outstanding Awards of performance-based Restricted Stock, performance-based Restricted Stock Units, Performance Units, Performance Shares, and performance-based Cash-Based Awards shall be deemed to have been fully earned and payable as of the effective date of the Change in Control; provided however to the extent that another Award meeting the requirements of Section 18.2 (a "Replacement Award") is provided to the Participant pursuant to Section 4.4 to replace such Award (the "Replaced Award") then Sections 18.2 and 18.3 shall apply in lieu of this Section. The treatment of any other outstanding Awards shall be as determined by the Committee in connection with the grant thereof, as reflected in the applicable Award Agreement.

18.2 Replacement Awards. An Award shall meet the conditions of this Section 18.2 (and hence qualify as a Replacement Award) if: (i) it has a value at least equal to the value of the Replaced Award, as determined by the Committee in its sole discretion; (ii) it relates to publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control; and (iii) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this Section 18.2 are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

18.3 Termination of Employment. Upon termination of employment without Cause by the Company or termination of directorship of a Director, occurring during the period of two (2) years after such Change in Control, (i) all Replacement Awards held by the Participant shall become fully vested, (if applicable) exercisable and free of restrictions, and (if applicable) fully earned and payable, and (ii) all Options and Stock Appreciation Rights held by the Participant immediately before the termination of employment or termination of directorship that the Participant held as of the date of the Change in Control or that constitute Replacement Awards shall remain exercisable for not less than one (1) year following such termination or until the expiration of the stated term of such Option or SAR, whichever period is shorter; provided, that if the applicable Award Agreement provides for a longer period of exercisability, that provision shall control.

Article 19. Amendment, Modification, Suspension, and Termination

19.1 Amendment, Modification, Suspension, and Termination. Subject to Section 19.3, the Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate the Plan and any Award Agreement in whole or in part; provided, however, that, without the prior approval of the Company's shareholders and except as provided in Sections 4.4 and 6.11, Options or SARs issued under the Plan will not be repriced, repurchased, replaced, or regranted through cancellation, or by lowering the Option Price of a previously granted Option or the Grant Price of a previously granted SAR, and no material amendment of the Plan shall be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule. After the Plan is terminated, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Plan's terms and conditions.

19.2 Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.4 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan.

19.3 Awards Previously Granted. Notwithstanding any other provision of the Plan to the contrary, no termination, amendment, suspension, or modification of the Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

Article 20. Withholding

20.1 Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

20.2 Share Withholding. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock and Restricted Stock Units, or upon the achievement of performance goals related to Performance Shares, or any other taxable event arising as a result of an Award granted hereunder, Participants may elect or the Company may require, subject to the approval of the Committee and as permitted by the rules established by the Securities and Exchange Commission and/or the Code, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction. All such elections by Participants shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

Article 21. Successors

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 22. General Provisions

22.1 Forfeiture Events.

(a) The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment or service for Cause, termination of the Participant's provision of services to the Company, its Affiliates, and/or its Subsidiary, violation of material Company, Affiliate, and/or Subsidiary policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company, its Affiliates, and/or its Subsidiaries.


Proxy

(b) If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, if the Participant knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, or if the Participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, the Participant shall reimburse the Company the amount of any payment in settlement of an Award earned or accrued during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever just occurred) of the financial document embodying such financial reporting requirement.

(c) Each Award shall be subject to forfeiture to the extent provided in any applicable clawback policy adopted by the Company or otherwise required pursuant to applicable law.

22.2 Legend. The certificates for Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

22.3 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

22.4 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

22.5 Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

22.6 Delivery of Title. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

(a) Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b) Completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

22.7 Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

22.8 Investment Representations. The Committee may require any individual receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the individual is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

22.9 Employees Based Outside of the United States. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company, its Affiliates, and/or its Subsidiaries operate or have Employees, Directors, or Third-Party Service Providers, the Committee, in its sole discretion, shall have the power and authority to:

(a) Determine which Affiliates and Subsidiaries shall be covered by the Plan;

(b) Determine which Employees and/or Directors, or Third-Party Service Providers outside the United States are eligible to participate in the Plan;

(c) Modify the terms and conditions of any Award granted to Employees and/or Directors or Third-Party Service Providers outside the United States to comply with applicable foreign laws;

(d) Establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 22.9 by the Committee shall be attached to this Plan document as appendices; and

(e) Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate applicable law.

22.10 Uncertificated Shares. To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be affected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

22.11 Unfunded Plan. Participants shall have no right, title, or interest whatsoever in or to any investments that the Company, its Affiliates, and/or its Subsidiaries may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other individual. To the extent that any individual acquires a right to receive payments from the Company, its Affiliates, and/or its Subsidiaries under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company, its Affiliates, and/or its Subsidiaries, as the case may be. All payments to be made hereunder shall be paid from the general funds of the Company, its Affiliates, and/or its Subsidiaries, as the case may be and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan.

22.12 No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

22.13 Retirement and Welfare Plans. Neither Awards made under the Plan nor Shares or cash paid pursuant to such Awards, except pursuant to Covered Employee Annual Incentive Awards, may be included as "compensation" for purposes of computing the benefits payable to any Participant under the Company's, its Affiliates', and/or its Subsidiaries' retirement plans (both qualified and nonqualified) or welfare benefit plans unless such other plan provides that such compensation shall be taken into account in computing a Participant's benefit.

22.14 Nonexclusivity of the Plan. The adoption of this Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

22.15 No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (i) limit, impair, or otherwise affect the Company's, its Affiliates', and/or its Subsidiaries' right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or, (ii) limit the right or power of the Company, its Affiliates, and/or its Subsidiaries to take any action which such entity deems to be necessary or appropriate.

22.16 Governing Law. The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

22.17 Indemnification. Subject to requirements of Delaware law, each individual who is or shall have been a member of the Board, or a committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Article 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf, unless such loss, cost, liability, or expense is a result of his own willful misconduct or except as expressly provided by Delaware law.

The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-32240

NEENAH PAPER, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**20-1308307** (I.R.S. Employer Identification No.)
3460 Preston Ridge Road **Alpharetta, Georgia** (Address of principal executive offices)	**30005** (Zip Code)

Registrant's telephone number, including area code: **(678) 566-6500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock — $0.01 Par Value	New York Stock Exchange
Preferred Stock Purchase Rights	

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates on June 30, 2012 (based on the closing stock price on the New York Stock Exchange) on such date was approximately $422,000,000.

As of February 22, 2013, there were 15,935,000 shares of the Company's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the definitive proxy statement for the Company's Annual Meeting of Stockholders to be held on May 30, 2013 is incorporated by reference into Part III hereof.

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TABLE OF CONTENTS

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PART I

In this report, unless the context requires otherwise, references to "we," "us," "our," "Neenah" or the "Company" are intended to mean Neenah Paper, Inc., its consolidated subsidiaries and predecessor companies.

Item 1. Business

Overview

We are organized into two primary businesses: a specialty, performance-based, technical products business and a premium fine papers business.

Our technical products business is a leading international producer of transportation and other filter media and durable, saturated and coated substrates for industrial products backings and a variety of other end markets. The business is focused on categories where we believe we are a market leader or have a competitive advantage, including, among others, transportation and other filter media, specialty tape, label, abrasive, medical packaging, nonwoven wall coverings and image transfer and customer-specific applications in furniture veneer backing and durable print and cover applications. Our customers are located in more than 70 countries. Our technical products manufacturing facilities are located in Munising, Michigan and near Munich and Frankfurt, Germany.

We believe our fine paper business is the leading supplier of premium writing, text and cover papers, bright papers and specialty papers in North America. Our premium writing, text, cover and specialty papers are used in commercial printing and imaging applications for corporate identity packages, invitations, personal stationery and corporate annual reports, as well as premium labels and luxury packaging. Our bright papers are used in applications such as direct mail, advertising inserts, scrapbooks and marketing collateral. Our products include some of the most recognized and preferred fine paper brands in North America, where we enjoy leading market positions in many of our product categories. We sell our products primarily to authorized paper distributors, converters, specialty businesses and major retail customers. Our fine paper manufacturing facilities are located in Appleton, Neenah and Whiting, Wisconsin. On January 31, 2012, we purchased certain premium fine paper brands and other assets from Wausau Paper Mills, LLC, a subsidiary of Wausau Paper Corp. ("Wausau").

Recent Developments

On January 31, 2013, we completed the purchase of certain premium business paper brands from the Southworth Company ("Southworth"). These brands, including Southworth®, which is the leading writing, text and cover brand sold in the retail channel, are sold largely to major retail customers. Annual sales from the acquired brands are expected to be approximately $20 million. The purchase was financed through our existing credit facility and cash on hand.

Company Structure

Our corporate structure consists of Neenah Paper, Inc., and five direct wholly owned subsidiaries.

Neenah Paper, Inc. is a Delaware corporation that holds our trademarks and patents related to all of our U.S. businesses (except Neenah Paper FVC, Inc), all of our U.S. inventory, the real estate, mills and manufacturing assets associated with our fine paper operations in Neenah and Whiting, Wisconsin, and all of the equity in our subsidiaries listed below. The common stock of Neenah is publicly traded on the New York Stock Exchange under the symbol "NP."

Neenah Paper Michigan, Inc. is a Delaware corporation and a wholly owned subsidiary of Neenah that owns the real estate, mill and manufacturing assets associated with our U.S. technical products business.

Neenah Paper FVC, LLC is a Delaware limited liability company and wholly owned subsidiary of Neenah that owns all of the equity of Neenah Paper FR, LLC. Neenah Paper FR, LLC is a Delaware limited liability company that owns the real estate, mills and manufacturing assets associated with our fine paper operation in Appleton, Wisconsin.

Neenah Paper International Holding Company, LLC is a Delaware limited liability company and wholly owned subsidiary of Neenah that owns all of the equity of Neenah Paper International, LLC. Neenah Paper International, LLC is a Delaware limited liability company that owns all of the equity of Neenah Germany GmbH and in conjunction with Neenah Germany GmbH all of the equity of Neenah Services GmbH & Co. KG.

NPCC Holding Company LLC is a Delaware limited liability company and wholly owned subsidiary of Neenah that owns all of the equity of Neenah Paper Company of Canada ("Neenah Canada"). Neenah Canada is a Nova Scotia unlimited liability corporation that holds certain post-employment liabilities of our former Canadian operations.

Neenah Paper International Finance Company BV is a private company with limited liability organized under the laws of the Netherlands and a wholly owned subsidiary of Neenah that facilitates the financing of our international operations.

History of the Businesses

Neenah was incorporated in April 2004 in contemplation of the spin-off by Kimberly-Clark Corporation ("Kimberly-Clark") of its technical products and fine paper businesses in the United States and its Canadian pulp business (collectively, the "Pulp and Paper Business"). We had no material assets or activities until Kimberly-Clark's transfer to us of the Pulp and Paper business on November 30, 2004. On that date, Kimberly-Clark completed the distribution of all of the shares of our common stock to the stockholders of Kimberly-Clark (the "Spin-Off"). Following the Spin-Off, we are an independent public company and Kimberly-Clark has no ownership interest in us.

Technical Products. In 1952, we purchased what is now our Munising, Michigan mill. Subsequent to the purchase, we converted the mill to produce durable, saturated and coated papers for sale and use in a variety of industrial applications for our technical products business. In October 2006, we purchased the outstanding interests of FiberMark Services GmbH & Co. KG and the outstanding interests of FiberMark Beteiligungs GmbH (collectively "Neenah Germany"). The Neenah Germany assets consist of two mills located near Munich, Germany and a third mill near Frankfurt, Germany, that produce a wide range of products, including transportation and other filter media, nonwoven wall coverings, masking and other tapes, abrasive backings, and specialized printing and coating substrates.

Fine Paper. The fine paper business was incorporated in 1885 as Neenah Paper Company, which initially operated a single paper mill in Neenah, Wisconsin. We acquired the mill in 1956. In 1981, we purchased an additional mill located in Whiting, Wisconsin to increase the production capacity of the fine paper business. In the late 1980s and early 1990s, we expanded the capacity of the fine paper business by building two new paper machines at the Whiting mill, rebuilding two existing paper machines at the Whiting mill and completing a major expansion of the Neenah facility with the installation of a new paper machine, a new finishing center, a new customer service center and a distribution center expansion.

In March 2007, we acquired Fox Valley Corporation (now named Neenah Paper FVC, LLC), which owned Fox River Paper Company, LLC ("Fox River," now named Neenah Paper FR, LLC). The Fox River assets consisted of four U.S. paper mills and various related assets, producing premium fine papers with well-known brands including STARWHITE®, SUNDANCE®, ESSE® and OXFORD®. In integrating the operations of Fox River with those of our existing fine paper mills, we closed three of the Fox River paper mills. We closed the Housatonic mill, located near Great Barrington, Massachusetts in May 2007, the fine paper mill located in Urbana, Ohio during the second quarter of 2008 and the fine paper mill located in Ripon, California in May 2009.

In January 2012, we purchased certain premium fine paper brands and other assets from Wausau. In January 2013, we completed the purchase of certain premium business paper brands from Southworth.

Pulp. At the Spin-Off, our pulp operations consisted of mills located in Terrace Bay, Ontario and Pictou, Nova Scotia and approximately 975,000 acres of related woodlands.

- In June 2006, we sold approximately 500,000 acres of woodlands in Nova Scotia.
- In August 2006, we transferred our Terrace Bay mill and related woodlands operations to certain affiliates of Buchanan Forest Products Ltd.
- In June 2008, we sold the Pictou Mill to Northern Pulp Nova Scotia Corporation ("Northern Pulp").
- In March 2010, we sold the remaining approximately 475,000 acres of woodland assets in Nova Scotia (the "Woodlands") to Northern Timber Nova Scotia Corporation, an affiliate of Northern Pulp (collectively, "Northern Pulp").

The sale of the Woodlands in March 2010 substantially completed our exit from pulp operations.

Business Strategy

Our mission is to create value by improving the image and performance of everything we touch. We expect to create value by growing in specialized markets where we have competitive advantages. Strategies to deliver this value include:

Leading in profitable, specialty niche markets — We will increase our participation in niche markets that can provide us with leading positions and value our core competencies in performance-based fiber and non-wovens media production, coating and saturating. In addition, we will grow in image-driven products such as premium papers, labels and luxury packaging.

Increasing our size, growth rate and portfolio diversification — We will grow with our customers to expand our current product portfolio in new geographies and enter into adjacent markets that are growing and profitable. We will do this both through organic initiatives that build on our technologies and capabilities, and through acquisitions that fit with our competencies and provide attractive financial returns.

Delivering consistent, attractive returns to our shareholders with disciplined financial management — We will continue to use Return on Invested Capital ("ROIC") as a key metric to evaluate investment decisions and measure performance and will maintain a prudent capital structure and deploy our cash flows in ways that can create value, including maintaining a meaningful dividend.

Products

Technical Products. The technical products business is a leading producer of filtration media and durable, saturated and coated substrates for a variety of end uses. In general, our technical products are sold to other manufacturers as key components for their finished products. Several of our key market segments served, including filtration, tape and abrasives, are global in scope. JET-PRO®SofStretch™, KIMDURA®, MUNISING LP®, PREVAIL™, NEENAH®, GESSNER® and varitess® are brands of our technical products business. Our technical products business had net sales of approximately $407 million, $421 million and $384 million in 2012, 2011 and 2010, respectively.

The following is a description of certain key products and markets:

Filtration media primarily for induction air, fuel, oil, and cabin air applications in automotive transportation. Transportation filtration media are sold to suppliers of automotive companies as original equipment on new cars and trucks as well as to the automotive aftermarket, which represents the majority of sales. This business is primarily in Europe.

Tape including both saturated and unsaturated crepe and flat paper tapes sold to manufacturers to produce finished pressure sensitive products for sale in automotive, transportation, manufacturing, building construction, and industrial general purpose applications, including sales in the consumer-do-it-yourself retail channel.

Finished lightweight abrasive paper is sold in the automotive, construction, metal and woodworking industries for both waterproof and dry sanding applications.

Wall covering substrates made from saturated and coated wet-laid nonwovens are marketed to converters serving primarily European commercial and consumer-do-it-yourself markets.

Label and tag products made from both saturated base label stock and purchased synthetic base label stock, with coatings applied to allow for high quality variable and digital printing. The synthetic label stock is recognized as a high quality, UV (ultra-violet) stable product used for outdoor applications. Label and tag stock is sold to pressure sensitive coaters, who in turn sell the coated label and tag stock to the label printing community.

Other latex saturated and coated papers for use by a wide variety of manufacturers. Premask paper is used as a protective over wrap for products during the manufacturing process and for applying signs, labeling and other finished products. Medical packaging paper is a polymer impregnated base sheet that provides a breathable sterilization barrier that provides unique properties.

Image transfer papers to transfer an image from paper to tee shirts, hats, coffee mugs, and other surfaces using a proprietary imaging coating for use in digital printing applications. Image transfer papers are primarily sold through large retail outlets and through distributors. Decorative components papers are made from light and medium weight latex saturated papers which can then be coated for printability. Decorative components papers are primarily sold to coater converters, distributors, publishers and printers for use in book covers, stationery and fancy packaging. Other products include clean room papers, durable printing papers, release papers and furniture backers.

Fine Paper. The fine paper business manufactures and sells world-class branded premium writing, text, cover and specialty papers and envelopes used in corporate identity packages, invitations, personal stationery and corporate annual reports, as well as premium labels and luxury packaging. Often these papers are characterized by distinctive colors and textures. Our fine paper business had net sales of approximately $373 million, $275 million and $273 million in 2012, 2011 and 2010, respectively.

Premium writing papers are used for business and personal stationery, corporate identity packages and similar end-use applications. Market leading writing papers are sold by the fine paper business under the CLASSIC®, ENVIRONMENT®, CAPITOL BOND® and ROYAL SUNDANCE® trademarks, which are denoted by a brand watermark in each sheet of writing paper. Our fine paper business has an exclusive agreement to manufacture, market and distribute Crane & Co.'s CRANE'S CREST®, CRANE'S BOND®, and CRANE'S LETTRA®, branded fine papers. The fine paper business also sells private watermarked paper and other specialty writing papers.

Text and cover papers and envelopes are used in applications such as corporate brochures, pocket folders, corporate annual reports, advertising inserts, direct mail, business cards, hang tags, scrapbooks, and a variety of other uses where colors, textured finishes or heavier weight papers are desired. Our brands in this category include CLASSIC®, CLASSIC CREST®, ESSE® ENVIRONMENT® and ROYAL SUNDANCE®. We also sell a variety of custom colors, paper finishes, and duplex/laminated papers.

Bright papers are used in applications such as direct mail, advertising inserts, scrapbooks and marketing collateral. Our brands in this category include ASTROBRIGHTS® and EXACT BRIGHTS®

On January 31, 2013 we purchased certain premium business paper brands from Southworth. These brands, including Southworth®, which is the leading writing, text and cover brand sold in the retail channel, are sold largely to major retail customers.

The fine paper business also produces and sells other specialty papers; including envelopes, premium label base stock for applications such as wine labels, luxury packaging, and specialty paper products that address a consumer's need for enhanced image such as translucent papers, art papers, papers for optical scanning and other specialized applications.

Markets and Customers

Technical Products. The technical products business sells its products globally into product categories generally used as base materials in the following applications: filtration, tape, component materials for manufactured products such as tape and abrasives, and other specialized product uses such as graphics and identification.

Several products (filtration media, wall coverings, abrasives, tapes, labels) are used in markets that are directly affected by economic business cycles. Other market segments such as image transfer papers used in small/home office and consumer applications are relatively stable. Most products are performance-based and require qualification at customers; however, certain categories may also be subject to price competition and the substitution of lower cost substrates in some less demanding applications.

The technical products business relies on a team of direct sales representatives and customer service representatives to market and sell approximately 95 percent of its sales volume directly to customers and converters.

The technical products business has over 500 customers worldwide. The distribution of sales in 2012 was approximately 60 percent in Europe, 25 percent in North America and 15 percent in Latin America and Asia. Customers typically convert and transform base papers and film into finished rolls and sheets by adding adhesives, coatings, and finishes. These transformed products are then sold to end-users.

Sales to the technical products business's three largest customers represented approximately 25 percent of its total sales in 2012. Although a complete loss of any of these customers would cause a temporary decline in the business's sales volume, the decline could be partially offset by expanding sales to existing customers, and further offset over a several month period with the addition of new customers.

Fine Paper. We believe our fine paper business is the leading supplier of premium writing, text and cover papers, bright papers and specialty papers in North America. The stationery segment of the premium fine papers market is divided into cotton and sulfite grades and includes writing papers and envelopes. The text and cover paper segment of the market, used in corporate identification applications, is split between smooth papers and textured papers. Text papers have traditionally been utilized for special, high end collateral material such as corporate brochures, annual reports and special edition books. Cover papers are primarily used for business cards, pocket folders, brochures and report covers including corporate annual reports. Bright papers are generally used by consumers for flyers, direct mail and packaging. In addition, our fine paper business includes other products such as food and beverage labels and high-end packaging materials such as specialty boxes used for luxury retail goods.

The fine paper business has historically sold its products through our sales and marketing organizations primarily in three channels: authorized paper distributors, converters and direct sales. With the purchase of Wausau brands, products are also sold into the retail channel through major national retailers. Sales to distributors, including distributor owned paper stores, account for approximately 60 percent of revenue in the fine paper business. During 2012, approximately eight percent of the sales of our fine paper business were exported to markets outside North America.

Sales to the three largest customers of the fine paper business represented approximately 30 percent of its total sales in 2012. We practice selective sales distribution to improve our ability to control the marketing of our products. Although a complete loss of any of these customers would cause a temporary decline in the business's sales volume, the decline could be partially offset by expanding sales to existing customers, and further offset over a several month period with the addition of new customers.

Concentration. For the years ended December 31, 2012, 2011 and 2010, no customer accounted for more than 10 percent of our consolidated net sales.

The following tables present further information about our businesses by geographic area (dollars in millions):

	Year Ended December 31,		
	2012	2011	2010
Net sales			
United States	$543.4	$416.2	$413.6
Europe	265.4	279.8	244.1
Consolidated	$808.8	$696.0	$657.7

	December 31,		
	2012	2011	2010
Total Assets			
United States	$322.5	$286.4	$308.9
Canada	0.2	0.3	0.1
Europe	288.0	278.4	297.7
Consolidated	$610.7	$565.1	$606.7

Net sales and total assets are attributed to geographic areas based on the physical location of the selling entities and the physical location of the assets. See Note 13 of Notes to Consolidated Financial Statements "Business Segment and Geographic Information" for information with respect to net sales, profits and total assets by business segment.

Raw Materials

Technical Products. Softwood pulp, specialty pulp and latex are the primary raw materials consumed by our technical products business. The technical products business purchases softwood pulp, specialty pulp and latex from various suppliers. The technical products business purchases substantially all of its raw material requirements externally. We believe that all of the raw materials for our technical products operations, except for certain specialty latex grades and specialty softwood pulp, are readily available from several sources and that the loss of a single supplier would not cause a shutdown of our manufacturing operations.

Our technical products business acquires all of its specialized pulp requirements from two global suppliers and certain critical specialty latex grades from four suppliers. In general, these supply arrangements are not covered by formal contracts, but represent multi-year business relationships that have historically been sufficient to meet our needs. We expect these relationships to continue to operate in a satisfactory manner in the future. In the event of an interruption of production at any one supplier, we believe that each of these suppliers individually would be able to satisfy our short-term requirements for specialized pulp or specialty latex. In the event of a long-term disruption in our supply of specialized pulp or specialty latex, we believe we would be able to substitute other pulp grades or other latex grades that would allow us to meet required product performance characteristics and incur only a limited disruption in our production. As a result, we do not believe that the substitution of such alternative pulp or latex grades would have a material effect on our operations.

Fine Paper. Hardwood pulp is the primary fiber used to produce products of the fine paper business. Other significant raw material inputs in the production of fine paper products include softwood pulp, recycled fiber, cotton fiber, dyes and fillers. The fine paper business purchases all of its raw materials externally. We believe that all of the raw materials for our fine paper operations, except for certain cotton fiber which represent less than five percent of the total fiber requirements of our fine paper business, are readily available from several sources and that the loss of a single supplier would not cause a shutdown of our manufacturing operations.

We believe that a partial or total disruption in the production of cotton fibers at our two primary suppliers would increase our reliance on "spot market" purchases with a likely corresponding increase in cost. Since we have the ability to source cotton fiber on the "spot market" if faced with a supply disruption, we would not expect cotton fiber supply issues to have a material effect on our operations.

Energy and Water

The equipment used to manufacture the products of our technical products and fine paper businesses use significant amounts of energy, primarily electricity, natural gas, oil and coal. We generate substantially all of our electrical energy at the Munising mill and approximately 40 percent and 15 percent of the electrical energy at our mills in Appleton, Wisconsin and Bruckmühl, Germany, respectively. We also purchase electrical energy from external sources, including electricity generated from renewable sources.

Availability of energy is not expected to be a problem in the foreseeable future, but the purchase price of such energy can and likely will fluctuate significantly based on changes in demand and other factors.

An adequate supply of water is needed to manufacture our products. We believe that there is an adequate supply of water for this purpose at each of our manufacturing locations.

Working Capital

Technical Products. The technical products business maintains approximately 25 to 30 days of raw materials and supplies inventories to support its manufacturing operations and approximately 25 to 35 days of finished goods and semi-finished goods inventory to support customer orders for its products. Sales terms in the technical products business vary depending on the type of product sold and customer category. Extended credit terms of up to 120 days are offered to customers located in certain international markets. In general, sales are collected in approximately 45 to 55 days and supplier invoices are paid within 20 to 30 days.

Fine Paper. The fine paper business maintains approximately 10 days of raw material inventories to support its paper making operations and about 55 days of finished goods inventory to fill customer orders. Fine paper sales terms range between 20 and 30 days with discounts of zero to 2 percent for customer payments, with discounts of 1 percent and 20-day terms used most often. Extended credit terms are offered to customers located in certain international markets. Supplier invoices are typically paid within 30 days.

Competition

Technical Products. Our technical products business competes in global markets with a number of large multinational competitors, including Ahlstrom Corporation, Munksjö, ArjoWiggins SAS, Wausau Paper Corp. and Hollingsworth & Vose Company. It also competes in some, but not all, of these segments with smaller regional manufacturers, such as Monadnock Paper Mills, Inc., Fortress Paper, Ltd., Potsdam Specialty Paper, Inc. and Paper Line S.p.A. We believe the bases of competition in most of these segments are the ability to design and develop customized product features to meet customer specifications while maintaining quality, customer service and price. We believe our research and development program gives us an advantage in customizing base papers to meet customer needs.

Fine Paper. We believe our fine paper business is the leading supplier of premium writing, text and cover papers, bright papers and specialty papers in North America. Our fine paper business also competes globally in the premium segment of the uncoated free sheet market. The fine paper business competes directly in North America with Mohawk Fine Papers Inc. and other smaller companies. We believe the primary bases of competition for premium fine papers are brand recognition, product quality, customer service, product availability, promotional support and variety of colors and textures. Price also can be a factor particularly for lower quality printing needs that may compete with opaque and offset papers. We have and will continue to invest in advertising and other programs aimed at graphic designers, printers and corporate end-users in order to maintain a high level of brand awareness as well as communicate the advantages of using our products.

Research and Development

Our technical products business maintains research and development laboratories in Feldkirchen-Westerham, Germany, Roswell, Georgia and Munising, Michigan to support its strategy of developing new products and technologies, and to support growth in its existing product lines and other strategically important markets. We have continually invested in product research and development with spending of $5.6 million in 2012, $5.4 million in 2011 and $5.3 million in 2010. During 2011, we centralized our German research and development centers in a new state-of-the-art building and invested additional capital in various test equipment to advance our filtration and other businesses there.

Intellectual Property

The KIMDURA® and MUNISING LP® trademarks have made a significant contribution to the marketing of synthetic film and clean room papers of the technical products business. The GESSNER® and varitess® trademarks have played an important role in the marketing of Neenah Germany product lines.

We own more than 40 patents and have multiple pending patent applications in the United States, Canada, Western Europe and certain other countries covering image transfer paper, abrasives and medical packaging. We believe our image transfer patents have contributed to establishing the technical products business as a leading supplier of image transfer papers.

We own more than 50 trademarks with registrations in approximately 50 countries. Our fine paper business has built its market leading reputation on trademarked brands that date back as far as 1908. The CLASSIC® family of brands is one of the most well known and respected trademarks in the printing and writing industry. The CLASSIC® family includes CLASSIC CREST®, CLASSIC® Laid, CLASSIC® Linen, CLASSIC COLUMNS® and CLASSIC COTTON® papers. Our branded products, which also include the ENVIRONMENT® brand and brands such as STARWHITE®, SUNDANCE® and ESSE®, have played an important role in the marketing of the product lines of the fine paper business, which are recognized as an industry leader for quality, consistency and printing applications. Our fine paper business has an exclusive licensing agreement to market and distribute Crane's CRANE'S CREST®, CRANE'S BOND®, CRANE'S LETTRA®, CRANE'S PALETTE™ and CRANE'S® Choice Papers branded fine papers. In conjunction with the acquisition of the Wausau fine paper business in January 2012, we acquired the ASTROBRIGHTS®, ASTROPARCHE® and ROYAL premium writing, text and cover brands. In conjunction with the acquisition of the Southworth premium business paper business in January 2013, we acquired the Southworth® premium business paper brand.

Backlog and Seasonality

Technical Products. In general, sales and profits for the technical products business have been relatively stronger in the first half of the year with reductions in the third quarter due to reduced customer converting schedules and in the fourth quarter due to a reduction in year-end inventory levels by our customers. The order flow for the technical products business is subject to seasonal peaks for several of its products, such as the larger volume grades of tape, abrasives, premask, and label stock used primarily in the downstream finished goods manufacturing process. To assure timely shipments during these seasonal peaks, the technical products business provides certain customers with finished goods inventory on consignment. Historically, consignment sales have represented approximately 15 percent of the technical products business's annual sales. Orders are typically shipped within six to eight weeks of receipt of the order. However, the technical products business periodically experiences periods where order entry levels surge, and order backlogs can increase substantially. Raw materials are purchased and manufacturing schedules are planned based on customer forecasts, current market conditions and individual orders for custom products. The order backlog in the technical products business on December 31, 2012 was approximately $90 million and represented approximately 20 percent of prior year sales. The order backlog in the technical products business on December 31, 2011 was approximately $100 million and represented approximately 20 percent of prior year sales. We have previously filled the order backlog from December 31, 2011 and expect to fill the order backlog from December 31, 2012 within the current fiscal year.

Fine Paper. The fine paper business has historically experienced a steady flow of orders. Orders for stock products are typically shipped within two days, while custom orders are shipped within two to three weeks of receipt. Raw material purchases and manufacturing schedules are planned based on a combination of historical trends, customer forecasts and current market conditions. The order backlogs in the fine paper business on December 31, 2012 and 2011 were $8.4 million and $8.8 million, respectively, which represent approximately 8 days of sales and 11 days of sales, respectively. The order backlogs from December 31, 2012 and 2011 were filled in the respective following years.

The operating results at each of our businesses are influenced by the timing of our annual maintenance downs, which are generally scheduled in the third quarter.

Employee and Labor Relations

As of December 31, 2012, we had approximately 1,870 regular full-time employees of whom 725 hourly and 345 salaried employees were located in the United States and 495 hourly and 305 salaried employees were located in Germany.

Hourly employees at the Whiting, Neenah, Munising and Appleton paper mills are represented by the United Steelworkers Union (the "USW"). The collective bargaining agreement between the Whiting paper mill and the USW expired on January 31, 2013. The collective bargaining agreements between the Neenah, Munising and Appleton paper mills and the USW expire on June 30, 2013, July 14, 2013 and May 31, 2014, respectively. Separately, the Whiting, Neenah, Munising and Appleton paper mills have bargained jointly with the union on pension matters. The agreement on pension matters will remain in effect until September 2019.

Approximately 50 percent of salaried employees and 80 percent of hourly employees of Neenah Germany are eligible to be represented by the Mining, Chemicals and Energy Trade Union, Industriegewerkschaft Bergbau, Chemie and Energie (the "IG BCE"). In December 2011, the IG BCE and a national trade association representing all employers in the industry signed a new collective bargaining agreement covering union employees of Neenah Germany that expires in May 2013.

We believe we have satisfactory relations with our employees covered by collective bargaining agreements. In February 2013, we reached agreement with the USW on new collective bargaining agreements for all of our U.S. paper mills. The new agreements between the Whiting, Neenah, Munising and Appleton paper mills and the USW expire on January 31, 2018, June 30, 2018, July 14, 2018 and May 31, 2019, respectively.

Environmental, Health and Safety Matters

Our operations are subject to federal, state and local laws, regulations and ordinances relating to various environmental, health and safety matters. Our operations are in compliance with, or we are taking actions designed to ensure compliance with, these laws, regulations and ordinances. However, the nature of our operations exposes us to the risk of claims concerning non-compliance with environmental, health and safety laws or standards, and there can be no assurance that material costs or liabilities will not be incurred in connection with those claims. Except for certain orders issued by environmental, health and safety regulatory agencies with which we believe we are in compliance and which we believe are immaterial to our financial condition, results of operations and liquidity, we are not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters.

Greenhouse gas ("GHG") emissions have increasingly become the subject of political and regulatory focus. Concern over potential climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting GHG emissions. All the states in which we operate are currently considering GHG legislation or regulations, either individually and/or as part of regional initiatives, that are independent of any federal proposals. While not all are likely to become law it is reasonably possible that additional climate change related mandates will be forthcoming, and it is expected that they may adversely impact our costs by increasing energy costs and raw material prices, requiring operational or equipments modifications to reduce emissions and creating costs to comply with regulations or to mitigate the financial consequences of such compliance.

While we have incurred in the past several years, and will continue to incur, capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and ordinances, we believe that our future cost of compliance with environmental, health and safety laws, regulations and ordinances, and our exposure to liability for environmental, health and safety claims will not have a material effect on our financial condition, results of operations or liquidity. However, future events, such as changes in existing laws and regulations, new legislation to limit GHG emissions or contamination of sites owned, operated or used for waste disposal by us (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material effect on our financial condition, results of operations or liquidity.

We have planned capital expenditures to comply with environmental, health and safety laws, regulations and ordinances during the period 2013 through 2015 of approximately $1 million to $2 million annually. Our anticipated capital expenditures for environmental projects are not expected to have a material effect on our financial condition, results of operations or liquidity.

AVAILABLE INFORMATION

We are subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934. As such, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public on the SEC's web site at www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our common stock is traded on the New York Stock Exchange under the symbol NP. You may inspect the reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Our web site is www.neenah.com. Our reports on Form 10-K, Form 10-Q and Form 8-K, as well as amendments to those reports, are and will be available free of charge on our web site as soon as reasonably practicable after we file or furnish such reports with the SEC. In addition, you may request a copy of any of these reports (excluding exhibits) at no cost upon written request to us at: Investor Relations, Neenah Paper, Inc., 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005.

Item 1A. Risk Factors

You should carefully consider each of the following risks and all of the other information contained in this Annual Report on Form 10-K. Some of the risks described below relate principally to our business and the industry in which we operate, while others relate principally to our indebtedness. The remaining risks relate principally to the securities markets generally and ownership of our common stock.

Our business, financial condition, results of operations or liquidity could be materially affected by any of these risks, and, as a result, the trading price of our common stock could decline. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and Industry

Our business will suffer if we are unable to effectively respond to decreased demand for some of our products due to conditions in the global economy or secular decline of some markets.

We have experienced and may experience in the future decreased demand for some of our products due to slowing or negative global economic growth, uncertainty in credit markets, declining consumer and business confidence, fluctuating commodity prices, increased unemployment and other challenges affecting the global economy. The North American uncoated free sheet market has been declining two to four percent annually due to the increasing use of electronic media for communication. For 2012, the Pulp and Paper Products Council (the "PPPC") reported a 4.7 percent year-over-year industry decline in the uncoated free sheet paper category. Premium fine papers represent approximately two and a half to three percent of the North American uncoated free sheet market. In addition, our customers may experience deterioration of their businesses, cash flow shortages, and difficulty obtaining financing. If we are unable to implement business strategies to effectively respond to decreased demand for our products, our financial position, cash flows and results of operations would be adversely affected.

Form 10-K

Changes in international conditions generally, and particularly in Germany, could adversely affect our business and results of operations.

Our operating results and business prospects could be adversely affected by risks related to the countries outside the United States in which we have manufacturing facilities or sell our products, including Germany, the Eurozone and elsewhere. Downturns in economic activity, adverse tax consequences, fluctuations in the value of local currency versus the U.S. dollar, or any change in social, political or labor conditions in any of these countries or regions could negatively affect our financial results.

For example, the European sovereign debt crisis has negatively affected economic conditions in Europe and globally. We have significant operations and financial relationships based in Europe. Europe has historically accounted for over 40 percent of our net revenues. If the European sovereign debt crisis continues or deepens, economic conditions in Europe may further deteriorate. In that case, our business in Europe and elsewhere, as well as the businesses of our customers and suppliers, may be adversely affected.

The availability of and prices for raw materials and energy will significantly impact our business.

We purchase a substantial portion of the raw materials and energy necessary to produce our products on the open market, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. We do not have significant influence over our raw material or energy prices and our ability to pass increases in those prices along to purchasers of our products may be challenged, unless those increases coincide with increased demand for the product. Therefore, raw material or energy prices could increase at the same time that prices for our products are steady or decreasing. In addition, we may not be able to recoup other cost increases we may experience, such as those resulting from inflation or from increases in wages or salaries or increases in health care, pension or other employee benefits costs, insurance costs or other costs.

Our technical products business acquires all of its specialized pulp requirements from two global suppliers and certain critical specialty latex grades from four suppliers. In general, these supply arrangements are not covered by formal contracts, but represent multi-year business relationships that have historically been sufficient to meet our needs. We expect these relationships to continue to operate in a satisfactory manner in the future. In the event of an interruption of production at any one supplier, we believe that each of these suppliers individually would be able to satisfy our short-term requirements for specialized pulp or specialty latex. In the event of a long-term disruption in our supply of specialized pulp or specialty latex, we believe we would be able to substitute other pulp grades or other latex grades that would allow us to meet required product performance characteristics and incur only a limited disruption in our production.

Our fine paper business acquires a substantial majority of the cotton fiber used in the production of certain branded bond paper products pursuant to annual agreements with two North American producers. The balance of our cotton fiber requirements are acquired through "spot market" purchases from a variety of other producers. We believe that a partial or total disruption in the production of cotton fibers at our two primary suppliers would increase our reliance on "spot market" purchases with a likely corresponding increase in cost.

Our operating results are likely to fluctuate.

Our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, many of which are beyond our control. Operating results could be adversely affected by general economic conditions causing a downturn in the market for paper products. Additional factors that could affect our results include, among others, changes in the market price of pulp, the effects of competitive pricing pressures, production capacity levels and manufacturing yields, availability and cost of products from our suppliers, the gain or loss of significant customers, our ability to develop, introduce and market new products and technologies on a timely basis, changes in the mix of products produced and sold, seasonal customer demand, the relative strength of the Euro versus the U.S. dollar, increasing interest rates and environmental costs. The timing and effect of the foregoing factors are difficult to predict, and these or other factors could materially adversely affect our quarterly or annual operating results.

We face many competitors, several of which have greater financial and other resources.

We face competition in each of our business segments from companies that produce the same type of products that we produce or that produce lower priced alternative products that customers may use instead of our products. Some of our competitors have greater financial, sales and marketing, or research and development resources than we do. Greater financial resources and product development capabilities may also allow our competitors to respond more quickly to new opportunities or changes in customer requirements.

We cannot be certain that our tax planning strategies will be effective and that our net operating losses ("NOLs") will continue to be available to offset our tax liability.

We are continuously undergoing examination by the Internal Revenue Service (the "IRS") as well as taxing authorities in various state and foreign jurisdictions in which we operate. The IRS and other taxing authorities routinely challenge certain deductions and credits reported on our income tax returns.

In November 2010, we received a tax examination report from the German tax authorities challenging the validity of certain interest expense deductions claimed on our tax returns for the years 2006 and 2007. We are indemnified by FiberMark, Inc. for any tax liabilities arising from the operations of Neenah Germany prior to October 2006. In August 2011, we received tax assessments totaling €3.7 million from the German tax authorities and submitted an appeal challenging these assessments. We believe that the finding which invalidates the deductibility of certain interest expense deductions is improper and are vigorously contesting the finding. As of December 31, 2011, no amounts were reserved related to these issues. In November 2011 and January 2012, we paid a total of €1.9 million against the August 2011 tax assessments. We reflected these payments as assets ($2.5 million in "Income taxes receivable" on the consolidated balance sheet as of December 31, 2012) in recognition that such amounts would be treated as prepayments against any assessments ultimately owed. During 2012, we submitted additional information to the German tax authorities to support the validity of our interest expense deductions; however, as of December 31, 2012, they had not rendered a decision on our appeal.

In the fourth quarter of 2012, legislation was proposed in the German legislature that would eliminate certain previously allowable interest expense deductions on a prospective and retroactive basis. The legislation was subsequently enacted in the first quarter of 2013. We believe the retroactive application of the legislation is unconstitutional and the likelihood of it being sustained is remote. As of December 31, 2012, we recorded a liability for uncertain income tax positions based on an assessment of the likelihood of alternative outcomes, including, the possibility of a potential compromise related to this issue for the 2006 and 2007 tax years and for subsequent periods through 2012. We believe it is remote that our liability for unrecognized tax benefits related to these matters will significantly increase within the next 12 months. While we believe that retroactive application of this legislation is remote, should retroactive application of the legislation be sustained, the outcome could have a material effect on our results of operations, cash flows and financial position.

As of December 31, 2012, we had approximately $65.9 million of U.S. Federal and $76.9 million of U.S. State tax NOLs which may be used to offset taxable income in the future. In order to utilize the NOLs, we must generate consolidated taxable income. If not used, substantially all of the NOLs will expire in various amounts between 2028 and 2030. The availability of NOLs to offset taxable income could also be substantially reduced if we were to undergo an "ownership change" within the meaning of Section 382(g)(1) of the Internal Revenue Code. We will be treated as having had an "ownership change" if there is more than a 50% increase in stock ownership during a three-year "testing period" by "5% stockholders."

In accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes* ("ASC Topic 740"), as of December 31, 2012, we have recorded a liability of $4.8 million for uncertain tax positions where we believe it is "more likely than not" that the benefit reported on our income tax return will not be realized. There can be no assurance, however, that the actual amount of unrealized deductions will not exceed the amounts we have recognized for uncertain tax positions.

We have significant obligations for pension and other postretirement benefits.

We have significant obligations for pension and other postretirement benefits which could require future funding beyond that which we have funded in the past or which we currently anticipate. At December 31, 2012, our projected pension benefit obligations were $325.3 million and exceeded the fair value of pension plan assets by approximately $86.0 million. In 2012, we made total contributions to qualified pension trusts of $15.3 million. In addition, during 2012 we paid pension benefits for unfunded qualified and supplemental retirement plans of $8.9 million. At December 31, 2012, our projected other postretirement benefit obligations were $46.7 million. No assets have been set aside to satisfy our other postretirement benefit obligations. In 2012, we made payments for postretirement benefits other than pensions of $3.0 million. A material increase in funding requirements or benefit payments could have a material effect on our cash flows.

The outcome of legal actions and claims may adversely affect us.

We are involved in legal actions and claims arising in the ordinary course of our business. The outcome of such legal actions and claims against us cannot be predicted with certainty. The legal actions and claims against us could have a material effect on our financial condition, results of operations and liquidity.

Labor interruptions would adversely affect our business.

Substantially all of our hourly employees are unionized. In addition, some key customers and suppliers are also unionized. Strikes, lockouts or other work stoppages or slow downs involving our unionized employees could have a material effect on us. As of December 31, 2012, 645 hourly employees in the United States were covered by collective bargaining agreements that have expired or will expire within the next 12-months. Under German law union membership is voluntary and does not need to be disclosed to us. As a result, the number of employees covered by the collective bargaining agreement with the IG BCE that expires in May 2013 cannot be determined. For the current status of our U.S. collective bargaining agreements see "Part I Item 1 — Business, Employee and Labor Relations."

Future dividends on our common stock may be restricted or eliminated.

For the year ended December 31, 2012, we paid cash dividends of $0.48 per common share or approximately $7.8 million. In November 2012, our Board of Directors approved a 25 percent increase in the annual dividend on our common stock to $0.60 per share. The dividend will be paid in four equal quarterly installments beginning in March 2013. Dividends are declared at the discretion of our Board of Directors, and future dividends will depend on our future earnings, cash flow, financial requirements and other factors. Our ability to pay cash dividends on our common stock is limited under the terms of both our bank credit agreement and the indenture for our $90 million of ten-year senior notes due November 2014 (the "Senior Notes"). As of December 31, 2012, under the most restrictive terms of the indenture for the Senior Notes, our ability to pay cash dividends on our common stock is limited to a total of $8 million in a 12-month period. However, we can pay dividends in excess of $8 million in a 12-month period by making restricted payments as defined in the indenture for the Senior Notes. There can be no assurance that we will continue to pay dividends in the future.

If we have a catastrophic loss or unforeseen or recurring operational problems at any of our facilities, we could suffer significant lost production and/or cost increases.

Our technical products and fine paper businesses may suffer catastrophic loss due to fire, flood, terrorism, mechanical failure, or other natural or man-made events. If any of our facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, delay or reduce shipments, reduce revenue, and result in significant expenses to repair or replace the facility. These expenses and losses may not be adequately covered by property or business interruption insurance. Even if covered by insurance, our inability to deliver our products to customers, even on a short-term basis, may cause us to lose market share on a more permanent basis.

Fluctuations in currency exchange rates could adversely affect our results.

Exchange rate fluctuations for the Euro do not have a material effect on the operations or cash flows of our German technical products business. Our German technical products business incurs most of its costs and sells most of its production in Europe and, therefore, its operations and cash flows are not materially affected by changes in the exchange rate of the Euro relative to the U.S. dollar. Changes in the Euro exchange rate relative to the U.S. dollar will, however, have an effect on our balance sheet and reported results of operations. See "Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk."

In addition, because we transact business in other foreign countries, some of our revenues and expenses are denominated in a currency other than the local currency of our operations. As a result, changes in exchange rates between the currency in which the transaction is denominated and the local currency of our operations into which the transaction is being recorded can impact the amount of local currency recorded for such transaction. This can result in more or less local currency revenues or costs related to such transaction, and thus have an effect on our reported sales and income before income taxes.

Our activities are subject to extensive government regulation, which could increase our costs, cause us to incur liabilities and adversely affect the manufacturing and marketing of our products.

Our operations are subject to federal, state and local laws, regulations and ordinances in the United States and Germany relating to various environmental, health and safety matters. The nature of our operations requires that we invest capital and incur operating costs to comply with those laws, regulations and ordinances and exposes us to the risk of claims concerning non-compliance with environmental, health and safety laws or standards. We cannot assure that significant additional expenditures will not be required to maintain compliance with, or satisfy potential claims arising from, such laws, regulations and ordinances. Future events, such as changes in existing laws and regulations or contamination of sites owned, operated or used for waste disposal by us (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs that could require significantly higher capital expenditures and operating costs, which would reduce the funds otherwise available for operations, capital expenditures, future business opportunities or other purposes.

We are subject to risks associated with possible climate change legislation and various cost and manufacturing issues associated with such legislation.

GHG emissions have increasingly become the subject of political and regulatory focus. Concern over potential climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting GHG emissions. All the states in which we operate are currently considering GHG legislation or regulations, either individually and/or as part of regional initiatives, that are independent of any federal proposals. While not all are likely to become law it is reasonably possible that additional climate change related mandates will be forthcoming, and it is expected that they may adversely impact our costs by increasing energy costs and raw material prices, requiring operational or equipments modifications to reduce emissions and creating costs to comply with regulations or to mitigate the financial consequences of compliance.

Risks Relating to Our Indebtedness

We may not be able to fund our future capital requirements internally or obtain third-party financing.

We may be required or choose to obtain additional debt or equity financing to meet our future working capital requirements, as well as to fund capital expenditures and acquisitions. To the extent we must obtain financing from external sources to fund our capital requirements, we cannot guarantee financing will be available on favorable terms, if at all. As of December 31, 2012, we have required debt payments of $94.6 million during the year ending December 31, 2014. Such required debt payments include $90 million on our Senior Notes.

We may not be able to generate sufficient cash flow to meet our debt obligations, including the Senior Notes.

Our ability to make scheduled payments or to refinance our obligations with respect to the Senior Notes, our other debt and our other liabilities will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt obligations and other liabilities, we could face substantial liquidity problems and may be forced to reduce or delay scheduled expansions and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. We cannot assure that our operating performance, cash flow and capital resources will be sufficient to repay our debt in the future. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt and other obligations, we can make no assurances as to the terms of any such transaction or how quickly any such transaction could be completed.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

- our debt holders could declare all outstanding principal and interest to be due and payable;
- our senior secured lenders could terminate their commitments and commence foreclosure proceedings against our assets; and
- we could be forced into bankruptcy or liquidation.

If our operating performance declines in the future or we breach our covenants under the revolving credit facility, we may need to obtain waivers from the lenders under our revolving credit facility to avoid being in default. We may not be able to obtain these waivers. If this occurs, we would be in default under our revolving credit facility.

We have significant indebtedness which subjects us to restrictive covenants relating to the operation of our business.

As of December 31, 2012, we had $90 million of Senior Notes, $55.7 million in senior secured revolver borrowings, $30.0 million in Term Loan borrowings and $6.6 million of project financing outstanding. In addition, availability under our bank credit agreement was approximately $48.6 million. Our leverage could have important consequences. For example, it could:

- make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on the Senior Notes and our other indebtedness;
- place us at a disadvantage to our competitors;
- require us to dedicate a substantial portion of our cash flow from operations to service payments on our indebtedness, thereby reducing funds available for other purposes;
- increase our vulnerability to a downturn in general economic conditions or the industry in which we operate;
- limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate and other purposes; and
- limit our ability to plan for and react to changes in our business and the industry in which we operate.

The terms of our indebtedness, including our bank credit agreement and the indenture governing the Senior Notes, contain covenants restricting our ability to, among other things, incur certain additional debt, make specified restricted payments, pay dividends, authorize or issue capital stock, enter into transactions with our affiliates, consolidate or merge with or acquire another business, sell certain of our assets or liquidate, dissolve or wind-up our company. As of December 31, 2012, under the most restrictive terms of the indenture for the Senior Notes, our ability to pay cash dividends on our common stock is limited to a total of $8 million in a 12-month period. However, we can pay dividends in excess of $8 million in a 12-month period by making restricted payments as defined in the indenture for the Senior Notes.

In addition, the Credit Agreement contains covenants with which we must comply during the term of the agreement. Among other things, such covenants restrict our ability to incur certain additional debt, make specified restricted payments, authorize or issue capital stock, enter into transactions with affiliates, consolidate or merge with or acquire another business, sell certain of its assets, or dissolve or wind up. In addition, if we have outstanding borrowings under the Term Loan or if borrowing availability under the Second Amended and Restated Credit Agreement is less than $20 million, we are required to achieve a fixed charge coverage ratio (as defined in the Second Amended and Restated Credit Agreement) of not less than 1.1 to 1.0 for the preceding 12-month period, tested as of the end of such quarter. As of December 31 2012, we were in compliance with all terms of the Second Amended and Restated Credit Agreement.

Our Term Loan and revolving credit facilities accrue interest at variable rates. As of December 31, 2012, we had 55.7 million of senior secured revolver borrowings outstanding and $30.0 million in Term Loan borrowings outstanding. We may reduce our exposure to rising interest rates by entering into interest rate hedging arrangements, although those arrangements may result in us incurring higher interest expenses than we would incur without the arrangements. If interest rates increase in the absence of such arrangements, we will need to dedicate more of our cash flow from operations to make payments on our debt. For more information on our liquidity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Our failure to comply with the covenants contained in our revolving credit facility or the indenture governing the Senior Notes could result in an event of default that could cause acceleration of our indebtedness.

Our failure to comply with the covenants and other requirements contained in the indenture governing the Senior Notes, our revolving credit facility or our other debt instruments could cause an event of default under the relevant debt instrument. The occurrence of an event of default could trigger a default under our other debt instruments, prohibit us from accessing additional borrowings and permit the holders of the defaulted debt to declare amounts outstanding with respect to that debt to be immediately due and payable. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments, and we may be unable to refinance or restructure the payments on indebtedness on favorable terms, or at all.

Despite our indebtedness levels, we and our subsidiaries may be able to incur substantially more indebtedness, which may increase the risks created by our substantial indebtedness.

Because the terms of our bank credit agreement and the indenture governing the Senior Notes do not fully prohibit us or our subsidiaries from incurring additional indebtedness, we and our subsidiaries may be able to incur substantial additional indebtedness in the future, some of which may be secured. If we or any of our subsidiaries incur additional indebtedness, the related risks that we and they now face may intensify.

Our bank credit agreement is secured by a majority of our North American assets.

Our bank credit agreement, as amended, is secured by a majority of our North American assets, including the capital stock of our subsidiaries. Neenah Germany is not a borrower or guarantor with respect to the bank credit agreement.

Availability under our bank credit agreement will fluctuate over time depending on the value of our inventory, receivables and various capital assets. An extended work stoppage or decline in sales volumes would result in a decrease in the value of the assets securing the bank credit agreement. A reduction in availability under the bank credit agreement could have a material effect on our liquidity.

Changes in credit ratings issued by nationally recognized statistical rating organizations could adversely affect our cost of financing and have an adverse effect on the market price of our securities.

A downgrade of our credit ratings below current levels (Moody's Investors Service — Ba3, Standard & Poor's — BB− as of December 31, 2012) may reduce our access to the capital markets, have an adverse effect on the market price of our securities and increase our cost of borrowing.

We depend on our subsidiaries to generate cash flow to meet our debt service obligations, including payments on the Senior Notes.

We conduct a substantial portion of our business through our subsidiaries. Consequently, our cash flow and ability to service our debt obligations, including the Senior Notes, depend upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other payments or advances to us will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt, including our revolving credit facility and the indenture governing the Senior Notes. These limitations are also subject to important exceptions and qualifications.

The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt, including the Senior Notes, will depend upon their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If our subsidiaries do not generate sufficient cash flow from operations to help us satisfy our debt obligations, including payments on the Senior Notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking to raise additional capital. Refinancing may not be possible, and any assets may not be saleable, or, if sold, we may not realize sufficient amounts from those sales. Additional financing may not be available on acceptable terms, if at all, or we may be prohibited from incurring it, if available, under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations on the Senior Notes. The amount of earnings that our operating subsidiaries are able to distribute to us as dividends, or otherwise, may not be adequate for us to service our debt obligations.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), or in releases made by the SEC, all as may be amended from time to time. Statements contained in this Annual Report on Form 10-K that are not historical facts may be forward-looking statements within the meaning of the PSLRA. Any such forward-looking statements reflect our beliefs and assumptions and are based on information currently available to us. Forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. The Company cautions investors that any forward-looking statements we make are not guarantees or indicative of future performance. For additional information regarding factors that may cause our results of operations to differ materially from those presented herein, please see "Risk Factors" contained in this Annual Report on Form 10-K and as are detailed from time to time in other reports we file with the SEC.

You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "expect," "anticipate," "contemplate," "estimate," "believe," "plan," "project," "predict," "potential" or "continue," or the negative of these, or similar terms. In evaluating these forward-looking statements, you should consider the following factors, as well as others contained in our public filings from time to time, which may cause our actual results to differ materially from any forward-looking statement:

- changes in market demand for our products due to global economic conditions;
- fluctuations in (i) exchange rates (in particular changes in the U.S. dollar/Euro currency exchange rates) and (ii) interest rates;
- increases in commodity prices, (particularly for pulp, energy and latex) due to constrained global supplies or unexpected supply disruptions;
- the availability of raw materials and energy;
- the competitive environment;
- capital and credit market volatility and fluctuations in global equity and fixed-income markets;
- unanticipated expenditures related to the cost of compliance with environmental and other governmental regulations;
- our ability to control costs and implement measures designed to enhance operating efficiencies;
- the loss of current customers or the inability to obtain new customers;
- increases in the funding requirements for our pension and postretirement liabilities;
- changes in asset valuations including write-downs of assets including property, plant and equipment; inventory, accounts receivable, deferred tax assets or other assets for impairment or other reasons;
- our existing and future indebtedness;
- our net operating losses may not be available to offset our tax liability and other tax planning strategies may not be effective;
- strikes, labor stoppages and changes in our collective bargaining agreements and relations with our employees and unions; and
- other risks that are detailed from time to time in reports we file with the SEC.
- other factors described under "Risk Factors".

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this information statement.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal executive offices are located in Alpharetta, Georgia, a suburb of Atlanta, Georgia, and we operate a research and development laboratory in the nearby suburb of Roswell, Georgia. We own and operate four paper mills in the United States that produce printing and writing, text, cover, durable saturated and coated substrates and other specialty papers for a variety of end uses. We own and operate three paper mills in Germany that produce transportation and other filter media, wall coverings and durable and saturated substrates.

We believe that each of these facilities is adequately maintained and is suitable for conducting our operations and business. We manage machine operating schedules at our manufacturing locations to fulfill customer orders in a timely manner and control inventory levels.

As of December 31, 2012, following are the locations of our principal facilities and operating equipment and the products produced at each location. All the facilities are owned by us, except as otherwise noted:

Location	Equipment/Resources	Products
Fine Paper Segment		
Appleton Mill Appleton, Wisconsin	Two paper machines; paper finishing equipment	Printing and writing, text, cover and other specialty papers
Converting Center Neenah, Wisconsin	Paper finishing equipment	Printing and writing, text, cover and other specialty papers
Neenah Mill Neenah, Wisconsin	Three paper machines; paper finishing equipment	Printing and writing, text, cover and other specialty papers
Whiting Mill Whiting, Wisconsin	Four paper machines; paper finishing equipment	Printing and writing, text, cover and other specialty papers
Technical Products Segment		
Munising Mill Munising, Michigan	Two paper machines; two off line saturators; three off line coaters; specialty finishing equipment	Tapes, abrasives, premask, medical packaging and other durable, saturated and coated substrates
Bruckmühl Mill Bruckmühl, Germany	One paper machine; two saturator/coaters; finishing equipment	Masking tape backings and abrasive backings
Lahnstein Mill Lahnstein, Germany	One paper machine; three impregnating and coating machines; two calendars; finishing equipment	Nonwoven wall coverings, printing media and durable substrates
Weidach Mill Feldkirchen-Westerham, Germany	Two paper machines; three saturators; one laminator; two meltblowing machines; specialty finishing equipment	Transportation filtration, vacuum cleaner and industrial filter media

See Note 6 of Notes to Consolidated Financial Statements, "Debt" for a description of the material encumbrances attached to the properties described in the table above.

As of December 31, 2012, following are the locations of our owned and leased office and laboratory space and the functions performed at each location.

Administrative Location	Office/Other Space	Function
Alpharetta, Georgia	Leased Office Space	Corporate Headquarters and Administration
Roswell, Georgia	Leased Laboratory Space	Research and Development for our paper businesses
Feldkirchen-Westerham, Germany	Owned Laboratory Space	Research and Development for our technical product businesses
Neenah and Appleton, Wisconsin	Owned Office Space	Administration

Item 3. Legal Proceedings

See Note 11, "Contingencies and Legal Matters" of Notes to Consolidated Financial Statements of Part IV Item 15 — Exhibits and Financial Statement Schedule.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Neenah common stock is listed on the New York Stock Exchange and is traded under the ticker symbol NP. Trading, as reported on the New York Stock Exchange, Inc. Composite Transactions Tape, and dividend information follows:

	Common Stock Market Price		Dividends Declared
	High	Low	
2012			
Fourth quarter	$29.19	$23.67	$0.12
Third quarter	$30.61	$25.40	$0.12
Second quarter	$30.00	$24.48	$0.12
First quarter	$31.06	$22.31	$0.12
2011			
Fourth quarter	$23.00	$12.92	$0.11
Third quarter	$22.75	$13.73	$0.11
Second quarter	$23.75	$19.52	$0.11
First quarter	$22.08	$17.10	$0.11

Dividends are declared at the discretion of the Board of Directors, and future dividends will depend on our future earnings, cash flow, financial requirements and other factors. Our ability to pay cash dividends on our common stock is limited under the terms of both our bank credit agreement and our Senior Notes. As of December 31, 2012, under the most restrictive terms of the indenture for the Senior Notes, our ability to pay cash dividends on our common stock is limited to a total of $8 million in a 12-month period. However, we can pay dividends in excess of $8 million in a 12-month period by making restricted payments as defined in the indenture for the Senior Notes. For the year ended December 31, 2012 we paid cash dividends of $0.48 per common share or approximately $7.8 million. For the year ended December 31, 2011 we paid cash dividends of $0.44 per common share or approximately $6.7 million. In November 2012, our Board of Directors approved a twenty-five percent increase in the annual dividend on our common stock to $0.60 per share. We expect to pay the dividends in four equal quarterly installments beginning in March 2013.

As of February 22, 2013, Neenah had approximately 2,000 holders of record of its common stock. The closing price of Neenah's common stock on February 22, 2013 was $28.86.

Purchases of Equity Securities:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (b)	Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs
October 2012	12,597	$26.23	12,597	$8,465,000
November 2012	96,125	$25.91	96,125	$5,970.000
December 2012 (a)	89,666	$28.46	1,200	$5,940,000

(a) Transactions primarily represent the purchase of vested restricted shares from employees to satisfy minimum tax withholding requirements upon vesting of stock-based awards. None of these transactions were made in the open market. The average price paid is based upon the closing sales price on the New York Stock Exchange on the date of the transaction. Such purchases are held as treasury shares. See Note 8 of Notes to Consolidated Financial Statements, "Stock Compensation Plans."

(b) On May 17, 2012, the Company's Board of Directors authorized a program that would allow for the purchase of up to $10 million of outstanding Common Stock through May 16, 2013.

Item 6. Selected Financial Data

The following table sets forth our selected historical financial and other data. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this Annual Report. The statement of operations data for the years ended December 31, 2012, 2011 and 2010 and the balance sheet data as of December 31, 2012 and 2011 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The balance sheet data as of December 31, 2010, 2009, and 2008 and the statement of operations data for the years ended December 31, 2009 and 2008 set forth below are derived from our historical consolidated financial statements not included in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in millions, except per share data)				
Consolidated Statement of Operations Data					
Net sales	$808.8	$696.0	$657.7	$573.9	$ 732.3
Cost of products sold	649.7	570.6	537.7	472.3	630.8
Gross profit	159.1	125.4	120.0	101.6	101.5
Selling, general and administrative expenses	77.4	68.2	69.3	69.1	75.2
Acquisition integration costs (a)	5.8	—	—	—	—
SERP settlement charge (b)	3.5	—	—	—	—
Loss on retirement of bonds (c)	0.6	2.4	—	—	—
Loss (gain) on closure and sale of the Ripon Mill (d)	—	—	(3.4)	17.1	—
Goodwill and other intangible asset impairment charge (e)	—	—	—	—	54.5
Other (income) expense — net	1.4	(1.8)	(1.0)	(1.0)	(11.3)
Operating income (loss)	70.4	56.6	55.1	16.4	(16.9)
Interest expense — net	13.4	15.3	20.3	23.2	25.0
Income (loss) from continuing operations before income taxes	57.0	41.3	34.8	(6.8)	(41.9)
Provision (benefit) for income taxes	17.1	12.0	9.8	(5.0)	3.9
Income (loss) from continuing operations	39.9	29.3	25.0	(1.8)	(45.8)
Income (loss) from discontinued operations, net of taxes (h)	4.4	(0.2)	134.1	0.6	(111.2)
Net income (loss)	$ 44.3	$ 29.1	$159.1	$ (1.2)	$(157.0)
Earnings (loss) from continuing operations per basic share	$ 2.46	$ 1.91	$ 1.69	$(0.12)	$ (3.14)
Earnings (loss) from continuing operations per diluted share	$ 2.41	$ 1.82	$ 1.61	$(0.12)	$ (3.14)
Cash dividends per common share	$ 0.48	$ 0.44	$ 0.40	$ 0.40	$ 0.40
Other Financial Data					
Net cash flow provided by (used for):					
Operating activities	$ 40.1	$ 57.2	$ 54.5	$ 64.9	$ 13.1
Capital expenditures	(25.1)	(23.1)	(17.4)	(8.4)	(30.0)
Other investing activities (h) (2)	(7.2)	(5.8)	83.9	0.1	(0.4)
Financing activities (c)	(13.0)	(63.8)	(78.3)	(54.2)	18.2
Ratio of earnings to fixed charges (f) (g)	4.8x	3.5x	2.6x	—	—

	As of December 31,				
	2012	2011	2010	2009	2008
	(Dollars in millions)				
Consolidated Balance Sheet Data					
Working capital	$146.7	$ 90.0	$129.9	$ 98.8	$147.1
Total assets	610.7	565.1	606.7	636.6	689.1
Long-term debt (c)	177.6	164.5	231.3	263.6	340.5
Total liabilities	412.9	398.4	447.5	527.0	584.1
Total stockholders' equity	197.8	166.7	159.2	109.6	105.0

(a) For the year ended December 31, 2012, we incurred $5.8 million of integration costs in connection with the acquisition of the Wausau brands.

(b) For the year ended December 31, 2012, SERP benefit payments of $7.0 million exceeded the sum of expected service cost and interest costs for the plan for calendar 2012. In accordance with ASC Topic 715, Compensation — Retirement Benefits ("ASC Topic 715"), we remeasured the liabilities of the SERP as of January 1, 2012 and recognized a settlement charge of $3.5 million.

(c) For the year ended December 31, 2012, we completed an early redemption of $68 million in aggregate principal amount of the Senior Notes. In connection with the early redemption we recognized a pre-tax loss of approximately $0.6 million, including a call premium and the write-off of unamortized debt issuance costs. For the year ended December 31, 2011, we completed an early redemption of $65 million in aggregate principal amount of the Senior Notes. In connection with the early redemption we recognized a pre-tax loss of approximately $2.4 million, including a call premium and the write-off of unamortized debt issuance costs.

(d) In May 2009, we permanently closed the Ripon Mill. The closure resulted in a pre-tax charge of $17.1 million comprised of approximately $5.8 million in non-cash charges primarily for losses related to the carrying value of property, plant and equipment, a curtailment loss of $0.8 million related to postretirement benefit plans in which employees of the Ripon Mill participated and cash payments for contract terminations, severances and other employee costs of approximately $10.5 million.

In October 2010, we sold the remaining assets of the Ripon Mill to Diamond Pet Food Processors of Ripon, LLC ("Diamond") for gross proceeds of approximately $9 million. Pursuant to the terms of the transaction, Diamond acquired all the assets and assumed responsibility for substantially all the remaining liabilities associated with the Ripon Mill. We recognized a pre-tax gain on the sale of $3.4 million in the fourth quarter of 2010.

(e) For the year ended December 31, 2008, we recognized a pre-tax loss of $52.7 million (we did not recognize a tax benefit related to the non-tax deductible loss) to write-off the excess of the carrying value of goodwill assigned to Neenah Germany over the estimated fair value of goodwill. In addition, for the year ended December 31, 2008, we recognized a non-cash pre-tax charge of approximately $1.8 million for the impairment of certain trade names and customer based intangible assets acquired in the Neenah Germany acquisition.

(f) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes (less interest) plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the estimated interest portion of rental expense.

(g) For the years ended December 31, 2009 and 2008, fixed charges exceeded earnings by $6.8 million and $41.9 million, respectively.

(h) The following table presents the results of discontinued operations:

	Year Ended December 31,				
	2012 (1)	2011	2010	2009	2008
	(Dollars in millions)				
Discontinued operations: (5)					
Income (loss) from operations (3)	$(0.1)	$(0.3)	$ 1.0	$ 2.8	$ (97.8)
Gain on disposal of the Woodlands (2)	—	—	74.1	—	—
Reclassification of cumulative translation adjustments related to investments in Canada (2)	—	—	87.9	—	—
Loss on disposal — Pictou Mill (3)	—	—	—	(0.3)	(29.4)
Loss on settlement of post-employment benefit plans (4)	—	—	—	—	(53.7)
Gain (loss) on disposal	—	—	162.0	(0.3)	(83.1)
Income (loss) before income taxes	(0.1)	(0.3)	163.0	2.5	(180.9)
(Provision) benefit for income taxes	4.5	0.1	(28.9)	(1.9)	69.7
Income (loss) from discontinued operations, net of taxes	$ 4.4	$(0.2)	$134.1	$ 0.6	$(111.2)

(1) In November 2012, audits of the 2007 and 2008 tax years were finalized with a finding of no additional taxes due. As a result, we recognized a non-cash tax benefit of $4.5 million related to the reversal of certain liabilities for uncertain income tax positions.

(2) In March 2010, Neenah Canada sold the Woodlands to Northern Pulp for C$82.5 million ($78.6 million) resulting in a pre-tax gain of $74.1 million. The sale of the Woodlands resulted in the substantially complete liquidation of the Company's investment in Neenah Canada. In accordance with Accounting Standards Codification ("ASC") Topic 830, *Foreign Currency Matters* ("ASC Topic 830"), $87.9 million of cumulative currency translation adjustments attributable to the Company's Canadian subsidiaries was reclassified into earnings and recognized as part of the gain on sale of the Woodlands. See Note 12 of Notes to Consolidated Financial Statements, "Discontinued Operations."

(3) In February 2008, we committed to a plan to sell our pulp mill in Pictou, Nova Scotia (the "Pictou Mill") and the Woodlands. In June 2008, Neenah Canada sold the Pictou Mill to Northern Pulp. Neenah Canada made a payment of approximately $10.3 million to Northern Pulp in connection with the sale of the Pictou Mill. In addition, we paid approximately $3.3 million of transaction costs.

During the first quarter of 2008, we determined that the estimated value we would receive from a sale of the Pictou Mill indicated that we would not recover the carrying value of the mill's long-lived assets. As a result, for the year ended December 31, 2008, we recognized aggregate non-cash, pre-tax impairment charges of $91.2 million to write-off the carrying value of the Pictou Mill's long-lived assets. In addition, for the year ended December 31, 2008, we recorded a pre-tax loss of $29.4 million to recognize the loss on disposal of the Pictou Mill.

(4) In conjunction with the sale of the Pictou Mill, Northern Pulp assumed responsibility for all pension and other postretirement benefit obligations for active and retired employees of the mill. We accounted for the transfer of the Nova Scotia, Canada defined benefit pension plan (the "Nova Scotia Plan") to Northern Pulp as a settlement of postretirement benefit obligations pursuant to ASC Topic 715, *Compensation — Retirement Benefits* ("ASC Topic 715"). For the year ended December 31, 2008, we recognized a non-cash, pre-tax settlement loss of $53.7 million for the reclassification of deferred pension and other postretirement benefit adjustments related to the Nova Scotia Plan from accumulated other comprehensive income to the loss on disposal of the Pictou Mill.

(5) For the years ended December 31, 2012, 2011, 2010 and 2009, the results of operations of the Pictou Mill and the Woodlands and the loss on disposal of the Pictou Mill are reported as discontinued operations in the Consolidated Statement of Operations Data. The consolidated results of operations for all other periods presented have been restated to reflect the results of operations of the Terrace Bay mill, the Pictou Mill and the Woodlands and the loss on transfer of the Terrace Bay mill as discontinued operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis presents the factors that had a material effect on our results of operations during the years ended December 31, 2012, 2011 and 2010. Also discussed is our financial position as of the end of those periods. You should read this discussion in conjunction with our consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this Annual Report on Form 10-K. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Introduction

This Management's Discussion and Analysis of Financial Condition is intended to provide investors with an understanding of the historical performance of our business, its financial condition and its prospects. We will discuss and provide our analysis of the following:

- Overview of Business;
- Business Segments;
- Results of Operations and Related Information;
- Liquidity and Capital Resources;
- Adoption of New Accounting Pronouncements; and
- Critical Accounting Policies and Use of Estimates.

Overview of Business

We are a leading producer of technical products and premium fine papers. We have two primary operations: our technical products business and our fine paper business.

Our mission is to create value by improving the image and performance of everything we touch. We expect to create value by expanding our presence in growing technical products markets, while delivering attractive returns from our fine paper business.

In managing our businesses, we believe that achieving and maintaining a leadership position in our markets, responding effectively to customer needs and competitive challenges, employing capital optimally, controlling costs and managing risks are important to long-term success. Changes in input costs and general economic conditions also impact our results. In this discussion and analysis, we will refer to these factors.

- *Competitive Environment* — Our past results have been and our future prospects will be significantly affected by the competitive environment in which we operate. In most of our markets, our businesses compete directly with well-known competitors, some of which are larger and more diversified. While our businesses are oriented to premium performance and quality they may also face competitive pressures from lower value products.
- *Economic Conditions and Input Costs* — The markets for all of our products are affected to a significant degree by economic conditions, including rapid changes in input costs, particularly for pulp, latex and natural gas. Our results are also affected by fluctuations in exchange rates, particularly for the Euro.

Business Segments

Our technical products business is a leading international producer of transportation and other filter media and durable, saturated and coated substrates for a variety of end markets. We focus on categories where we believe we are, or can be, a market leader, which include, among others, the transportation and other filtration media, tape, abrasive, nonwoven wall coverings, label, medical packaging and image transfer technical products markets. Our technical products manufacturing facilities are located near Munich and Frankfurt, Germany and in Munising, Michigan.

We believe our fine paper business is the leading supplier of premium writing, text and cover papers, bright papers and specialty papers in North America. Our products include some of the most recognized and preferred papers in North America, where we enjoy leading market positions in many of our product categories. We sell our products primarily to authorized paper distributors, converters, major national retailers and specialty businesses. We believe that our fine paper manufacturing facilities located in Appleton, Neenah and Whiting, Wisconsin are among the most efficient for their markets and make us one of the lowest cost producers in the product categories in which we compete.

The other segment includes the Index, Tag and Vellum Bristol brands acquired from Wausau.

Results of Operations and Related Information

In this section, we discuss and analyze our net sales, income before interest and income taxes (which we refer to as "operating income" in this Management's Discussion and Analysis of Financial Condition and Results of Operations) and other information relevant to an understanding of our results of operations.

Executive Summary

On January 31, 2012, we purchased certain premium paper brands and other assets from Wausau. We paid approximately $21million for (i) the premium fine paper brands ASTROBRIGHTS®, ASTROPARCHE® and ROYAL, (ii) exclusive, royalty free and perpetual license rights for a portion of the EXACT® brand specialty business, including Index, Tag and Vellum Bristol, (iii) approximately one month of finished goods inventory and (iv) certain converting equipment used for retail grades.

For the year ended December 31, 2012, consolidated net sales increased $112.8 million from the prior year to $808.8 million primarily due to incremental volume from the brands acquired from Wausau.

Consolidated operating income of $70.4 million for the year ended December 31, 2012 increased $13.8 million from the prior year. Excluding acquisition related integration costs of approximately $5.8 million, a SERP settlement charge of $3.5 million and costs of $0.6 million related to the early redemption of Senior Notes in 2012 and costs of $2.4 related to the early redemption of Senior Notes in 2011, operating income for the year ended December 31, 2012 increased $21.3 million or 36 percent from the prior year. The favorable variance was primarily due to incremental volume related to the acquisition of the Wausau brands, higher average net price for both businesses and lower manufacturing input costs in our fine paper business, partially offset by additional costs related to the acquisition of the Wausau brands, including higher selling, general and administrative ("SG&A") spending and non-cash charges for the revaluation of inventory and profit in inventory.

Analysis of Net Sales — Years Ended December 31, 2012, 2011 and 2010

The following table presents net sales by segment, expressed as a percentage of total net sales before intersegment eliminations:

	Year Ended December 31,		
	2012	2011	2010
Technical Products	50%	61%	58%
Fine Paper	46%	39%	42%
Other	4%	—%	—%
Total	100%	100%	100%

Form 10-K

Commentary:

Year 2012 versus 2011

	For the Year Ended December 31,		Change in Net Sales Compared to the Prior Year			
			Total Change	Change Due To		
	2012	2011		Volume	Average Net Price	Currency
Technical Products	$406.6	$421.1	$(14.5)	$ (2.5)	$10.3	$(22.3)
Fine Paper	372.7	274.9	97.8	97.2	0.6	—
Other	29.5	—	29.5	29.5	—	—
Consolidated	$808.8	$696.0	$112.8	$124.2	$10.9	$(22.3)

Consolidated net sales for the year ended December 31, 2012 were $112.8 million higher than the prior year primarily due to incremental volume from the brands acquired from Wausau. Consolidated net sales also benefitted from a more favorable product mix in our Technical Products business and higher average selling prices for both businesses, partially offset by unfavorable currency exchange effects.

- Net sales in our technical products business decreased $14.5 million, or three percent, as higher average net price was more than offset by unfavorable currency exchange effects and lower shipment volume. The higher average net price reflected a more favorable product mix due to growth in transportation filtration, labels and medical packaging products and a one percent increase in average selling prices. Unfavorable currency exchange effects reflected an eight percent weakening of the Euro relative to the U.S. dollar during 2012. Shipment volumes decreased less than one percent from the prior year as strong growth in transportation filtration, wall covering, medical packaging products and label shipments was more than offset by lower tape and abrasive volume.
- Net sales in our fine paper business increased $97.8 million or 36 percent from the prior year primarily due to incremental volume related to the acquisition of the Wausau brands and strong growth in packaging, label and premium branded shipments. Average net price was marginally higher than the prior year as higher average selling prices more than offset a product mix that included a higher proportion of lower priced products.
- Other net sales were $29.5 million and reflected sales volume for the acquired Index, Tag and Vellum Bristol brands acquired from Wausau.

Year 2011 versus 2010

	For the Year Ended December 31,		Change in Net Sales Compared to the Prior Year			
				Change Due To		
	2011	2010	Total Change	Volume	Average Net Price	Currency
Technical Products	$421.1	$384.3	$36.8	$ 3.0	$20.4	$13.4
Fine Paper	274.9	273.4	1.5	(7.7)	9.2	—
Consolidated	$696.0	$657.7	$38.3	$(4.7)	$29.6	$13.4

Consolidated net sales for the year ended December 31, 2011 were $38.3 million higher than the prior year primarily due to higher average selling prices, a more favorable product mix for both businesses and favorable currency exchange effects, partially offset by lower fine paper volume.

- Net sales in our technical products business increased $36.8 million, or 10 percent, primarily due to higher average net prices and favorable currency exchange effects. The higher average net prices reflected a three percent increase in average selling prices and a more favorable product mix due to growth in premium filtration, labels and medical packaging products. Favorable currency exchange effects reflected a five percent strengthening of the Euro relative to the U.S. dollar during 2011. Shipment volumes increased approximately one percent from the prior year primarily due to strong growth in transportation filtration, wall covering, medical packaging products and label shipments.

- Net sales in our fine paper business increased $1.5 million, or approximately one percent, due to higher average net selling prices partially offset by a six percent decrease in shipment volume. Average net price was more than two percent higher than the prior year due to higher average selling prices and a more favorable product mix. The lower shipment volume was primarily due to a general decline in shipments for the premium fine paper market and a reduction in lower value special-make sales in 2011. The general decline in shipment volume due to market conditions was partially offset by increased revenue from a new envelope program and strong growth in luxury packaging and premium label shipments.

Analysis of Operating Income — Years Ended December 31, 2012, 2011 and 2010

The following table sets forth line items from our consolidated statements of operations as a percentage of net sales for the periods indicated and is intended to provide a perspective of trends in our historical results:

	Year Ended December 31,		
	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of products sold	80.3	82.0	81.8
Gross profit	19.7	18.0	18.2
Selling, general and administrative expenses	9.6	9.8	10.5
SERP settlement charge	0.4	—	—
Acquisition integration costs	0.7	—	—
Loss on retirement of bonds	0.1	0.4	—
Gain on sale of Ripon Mill	—	—	(0.5)
Other (income) expense — net	0.2	(0.3)	(0.2)
Operating income	8.7	8.1	8.4
Interest expense — net	1.7	2.2	3.1
Income from continuing operations before income taxes	7.0	5.9	5.3
Provision for income taxes	2.1	1.7	1.5
Income from continuing operations	4.9%	4.2%	3.8%

The following table sets forth our operating income by segment for the periods indicated:

Operating income	Year Ended December 31, 2012	2011	2010
Technical Products	$ 37.6	$ 33.8	$ 29.2
Fine Paper	50.0	39.7	40.5
Other	2.4	—	—
Unallocated corporate costs	(19.6)	(16.9)	(14.6)
Consolidated Operating Income as Reported	70.4	56.6	55.1
Adjustments for Unusual Items			
Fine Paper adjustments			
Acquisition integration costs	5.8	—	—
Gain on sale of the Ripon Mill	—	—	(3.4)
Total	5.8	—	(3.4)
Unallocated corporate costs adjustments			
SERP settlement charge	3.5	—	—
Loss on retirement of bonds	0.6	2.4	—
Total	4.1	2.4	—
Total adjustments	9.9	2.4	(3.4)
Consolidated Operating Income as Adjusted	$ 80.3	$ 59.0	$ 51.7

In accordance with generally accepted accounting principles in the United States ("GAAP"), consolidated operating income includes the pre-tax effects of unusual items. We believe that by adjusting reported operating income to exclude the effects of these items, the resulting adjusted operating income is on a basis that reflects the results of our ongoing operations. We believe that providing adjusted operating results will help investors gain an additional perspective of underlying business trends and results. Adjusted operating income is not a recognized term under GAAP and should not be considered in isolation or as a substitute for operating income derived in accordance with GAAP. Other companies may use different methodologies for calculating their non-GAAP financial measures and, accordingly, our non-GAAP financial measures may not be comparable to their measures.

Commentary:

Year 2012 versus 2011

	For the Year Ended December 31,		Change in Operating Income (Loss) Compared to the Prior Year					
				Change Due To				
	2012	2011	Total Change	Volume	Net Price (a)	Material Costs (b)	Currency	Other
Technical Products	$ 37.6	$ 33.8	$ 3.8	$ (0.3)	$ 6.8	$ 0.7	$(1.7)	$ (1.7)
Fine Paper (c)	50.0	39.7	10.3	23.0	2.5	10.0	—	(25.2)
Other	2.4	—	2.4	2.4	—	—	—	—
Unallocated corporate costs (d)	(19.6)	(16.9)	(2.7)	—	—	—	—	(2.7)
Consolidated	$ 70.4	$ 56.6	$ 13.8	$ 25.1	$ 9.3	$ 10.7	$(1.7)	$(29.6)

(a) Includes price changes, net of changes in product mix.
(b) Includes price changes for raw materials and energy.
(c) For the year ended December 31, 2012, results for the Fine Paper segment include $5.8 million of integration costs related to the Wausau acquisition and non-cash charges for the revaluation of inventory and profit in inventory.
(d) For the year ended December 31, 2012 unallocated corporate costs include a $3.5 million SERP settlement charge and $0.6 million of costs related to the early redemption of $68 million of our Senior Notes. For the year ended December 31, 2011 unallocated corporate costs include $2.4 million of costs related to the early redemption of $65 million of our Senior Notes.

Consolidated operating income of $70.4 million for the year ended December 31, 2012 increased $13.8 million from the prior year. Excluding acquisition related integration costs of approximately $5.8 million, a SERP settlement charge of $3.5 million and costs of $0.6 million related to the early redemption of Senior Notes in 2012 and costs of $2.4 related to the early redemption of Senior Notes in 2011, operating income for the year ended December 31, 2012 increased $21.3 million or 36 percent from the prior year with gains in both business segments. The improvement in operating income was primarily due to incremental volume and manufacturing efficiencies related to the brands acquired from Wausau, lower manufacturing input costs in our fine paper business and higher average net prices. These favorable variances were partially offset by additional costs related to the acquisition of the Wausau brands, including certain non-recurring items.

- Operating income for our technical products business increased $3.8 million or 11 percent from the prior year. The income improvement resulted from a more favorable product mix, reflecting growth in higher value filtration and wallcovering shipments; and higher selling prices for most products. Operating income also benefitted from manufacturing cost efficiencies.
- Operating income for our fine paper business increased $10.3 million or 26 percent from the prior year. Excluding acquisition related integration costs of approximately $5.8 million, operating income increased $16.1 million or 41 percent primarily due to incremental volume related to the brands acquired from Wausau, lower manufacturing input costs and higher average net selling prices; partially offset by SG&A and other costs, including spending and non-cash charges for the revaluation of inventory and profit in inventory, related to the purchase of the Wausau brands.
- Other operating income was $2.4 million and reflected the operating results for the Index, Tag and Vellum Bristol brands.
- Unallocated corporate costs for the year ended December 31, 2012 were $19.6 million, or $2.7 million unfavorable to the prior year period. Excluding the SERP settlement charge and costs related to the early redemption of Senior Notes in 2012 and 2011, unallocated corporate costs were $1.0 million unfavorable to the prior year due to higher employee benefit costs.

Year 2011 versus 2010

	For the Year Ended December 31,		Change in Operating Income Compared to the Prior Year					
				Change Due To				
	2011	**2010**	**Total Change**	**Volume (a)**	**Net Price (b)**	**Material Costs**	**Currency**	**Other (d)**
Technical Products	$ 33.8	$ 29.2	$ 4.6	$ 0.6	$17.4	$(16.5)	$ 0.6	$ 2.5
Fine Paper	39.7	40.5	(0.8)	(2.4)	8.9	(5.6)	—	(1.7)
Unallocated corporate costs (c)	(16.9)	(14.6)	(2.3)	—	—	—	—	(2.3)
Consolidated	$ 56.6	$ 55.1	$ 1.5	$(1.8)	$26.3	$(22.1)	$ 0.6	$(1.5)

(a) Includes price changes, net of changes in product mix.
(b) Includes price changes for raw materials and energy.
(c) For the year ended December 31, 2011 unallocated corporate costs include $2.4 million of costs related to the early redemption in March 2011 of $65 million of our Senior Notes (the "Early Redemption").
(d) For the year ended December 31, 2010 results for the Fine Paper segment include a gain of $3.4 million related to the sale of the Ripon Mill.

Consolidated operating income of $56.6 million for the year ended December 31, 2011 increased $1.5 million from the prior year. Unallocated corporate costs for the year ended December 31, 2011 include $2.4 million of costs related to the Early Redemption. For the year ended December 31, 2010 results for the Fine Paper segment include a gain of $3.4 million related to the sale of the Ripon Mill. Excluding costs related to the Early Redemption and gains related to the sale of the Ripon Mill, consolidated operating income increased $7.3 million from the prior year due to higher average net price and the on-going benefits of cost control initiatives, partially offset by increased manufacturing input costs and lower fine paper volume.

- Operating income for our technical products business increased $4.6 million or 16 percent from 2010 primarily due to higher average net selling prices and a more favorable product mix due to growth in premium filtration, label and heat transfer products, partially offset by higher manufacturing input costs for latex, pulp and energy.
- Operating income for our fine paper business decreased $0.8 million from the prior year. Excluding the 2010 gain related to the sale of the Ripon Mill, operating income increased $2.6 million or seven percent from the prior year period primarily due to higher average net selling prices, a more favorable product mix and a more efficient cost structure, partially offset by higher manufacturing input costs, principally for hardwood pulp and cotton, and lower shipment volume.
- Unallocated corporate expenses for the year ended December 31, 2012 were $2.3 million unfavorable to the prior year period primarily due to $2.4 million of costs related to the Early Redemption. Excluding such costs, spending in 2011 was essentially unchanged from the prior year.

Additional Statement of Operations Commentary:

- SG&A expense of $77.4 million for the year ended December 31, 2012 was $9.2 million higher than the prior year primarily due to higher selling and advertising costs related to the brands acquired from Wausau. SG&A expense as a percentage of net sales for the year ended December 31, 2012, was approximately 9.6 percent and was 0.2 percentage points lower than the prior year as the increase in net sales in the current year more than offset higher SG&A expenses. SG&A expense of $68.2 million for the year ended December 31, 2011 was $1.1 million lower than the prior year. For the year ended December 31, 2011 SG&A expense as a percentage of net sales was approximately 9.8 percent and was 0.7 percentage points lower than the prior year primarily due to cost control initiatives and higher sales.
- For the years ended December 31, 2012, 2011 and 2010, we incurred $13.5 million, $15.6 million and $20.5 million of interest expense, respectively. The year-over-year decrease in interest expense for each year was primarily due to lower average debt levels and lower weighted average interest rates due to the early redemption of Senior Notes.
- In general, our effective tax rate differs from the U.S. statutory tax rate of 35 percent primarily due to the benefits of our corporate tax structure and the proportion of pre-tax income in jurisdictions with marginal tax rates that differ from the U.S. statutory tax rate. For the year ended December 31, 2012, we recorded an income tax provision related to continuing operations of $17.1 million which resulted in an effective income tax rate of approximately 30 percent. For the year ended December 31, 2011, we recorded an income tax provision related to continuing operations of $12.0 million which resulted in an effective income tax rate of approximately 29 percent. For the year ended December 31, 2010, we recorded an income tax provision related to continuing operations of $9.8 million which resulted in an effective income tax rate of approximately 28 percent. For a reconciliation of effective tax rate to the U.S. federal statutory tax rate, see Note 5 of Notes to Consolidated Financial Statements, "Income Taxes."

  Our consolidated effective tax rate is expected to increase to approximately 40 percent in 2013. The increase is primarily due to the U.S. taxation of increased cash repatriation from Germany and the impact of new German tax legislation which will eliminate certain previously allowable interest expense deductions.

Liquidity and Capital Resources

	Year Ended December 31,		
	2012	2011	2010
Net cash flow provided by (used in):			
Operating activities	$ 40.1	$ 57.2	$ 54.5
Investing activities			
Capital expenditures	$(25.1)	$(23.1)	$(17.4)
Purchase of Wausau Brands	(14.1)	—	—
Proceeds from asset sales	—	—	86.7
Other investing activities	6.9	(5.8)	(2.8)
Total	$(32.3)	$(28.9)	$ 66.5
Financing activities	$(13.0)	$(63.8)	$(78.3)
Net increase (decrease) in cash and cash equivalents (a)	$ (5.0)	$(35.5)	$ 42.7

(a) Includes the effect of exchange rate changes on cash and cash equivalents.

Operating Cash Flow Commentary

- Cash provided by operating activities of $40.1 million for the year ended December 31, 2012 was $17.1 million lower than cash provided by operating activities of $57.2 million in the prior year. The unfavorable comparison was primarily due to $25.4 million of unusual items in 2012, consisting of a SERP payment of $6.9 million, a payment of $6.6 million to acquire Wausau inventory, excess tax benefits of $6.1 million related to the vesting or exercise of stock-based awards and acquisition integration costs of $5.8 million related to the acquisition of the Wausau brands. Excluding these items, cash provided by operating activities for the year ended December 31, 2012 was $65.5 million or $7.3 million higher than the comparable prior year amount as higher operating income more than offset increased investments in working capital. For the year ended December 31, 2012, our investment in working capital increased $20.9 million primarily due to higher inventory related to the brands acquired from Wausau.
- Cash provided by operating activities of $57.2 million for the year ended December 31, 2011 was $2.7 million greater than cash provided by operating activities of $54.5 million in the prior year primarily due to higher operating income. For the year ended December 31, 2011, our investment in working capital increased $7.2 million compared to an increase of $3.9 million in our investment in working capital in the prior year. Excluding working capital changes, cash provided by operations for the year ended December 31, 2011 increased $6.0 million from the prior year.

Investing Commentary:

- For the years ended December 31, 2012 and 2011, cash used by investing activities was $32.3 million and $28.9 million, respectively. Cash used by investing activities for the year ended December 31, 2012 includes a payment of $14.1 million to acquire the Wausau brands offset by a $7.0 million reduction in restricted cash used to pay SERP benefits. For the year ended December 31, 2011, we invested $5.8 million in marketable securities. As of December 31, 2011, $7.0 million of those marketable securities were sold and held in restricted cash.
- Capital expenditures for the year ended December 31, 2012 were $25.1 million compared to spending of $23.1 million in the prior year. In general, we have aggregate planned capital expenditures of approximately $25 to $30 million annually. We believe that the level of our capital spending allows us to maintain the efficiency and cost effectiveness of these assets and invest in expanded capabilities for our manufacturing assets to successfully pursue strategic initiatives and deliver attractive returns.

- For the year ended December 31, 2011, cash used by investing activities was $28.9 million, compared to cash provided by investing activities of $66.5 million in the prior year. Cash provided by investing activities for the year ended December 31, 2010 includes net proceeds from the sale of the Woodlands and the Ripon Mill of $86.7 million.
- Capital expenditures for the year ended December 31, 2011 were $23.1 million compared to spending of $17.4 million in the prior year. Capital expenditures for the year ended December 31, 2011 were primarily to increase capacity in our German filtration business and for projects to increase the efficiency and cost effectiveness of our manufacturing assets.

Financing Commentary:

Our liquidity requirements are provided by cash generated from operations and short and long-term borrowings.

- For the years ended December 31, 2012 and 2011, cash flow used by financing activities was $12.3 million and $63.8 million, respectively. For the years ended December 31, 2012 and 2011, cash flow used in financing activities included $68 million and $65 million, respectively for the redemption of Senior Notes.
- On October 11, 2012, we entered into the Second Amended and Restated Credit Agreement. The Second Amended and Restated Credit Agreement, among other things: (i) extends the term of the prior credit facility by two years; (ii) increases the revolving credit commitment from $95 million to $105 million; (iii) adds a $30 million deferred draw Term Loan commitment, borrowings under which were used to redeem a portion of our Senior Notes, (iv) reduces certain interest rates and fees payable by the borrowers on revolving credit borrowings; (v) removes Neenah Canada as a Guarantor and releases liens and security interests previously granted by Neenah Canada; and (vi) makes certain definitional, administrative and covenant changes. The revolving credit commitment includes a $10 million sublimit for letters of credit.

  The Term Loan was drawn in a single draw in November 2012, and is subject to certain borrowing conditions. The principal balance of the Term Loan is repayable in quarterly installments beginning on March 31, 2013. Both the revolving credit commitment and the Term Loan mature on November 30, 2017 (or on August 15, 2014, if by that date the Senior Notes have not been redeemed, repurchased, defeased or repaid in full, or extended or refinanced to a date at least 90 days after November 30, 2017).
- Availability under our revolving credit facility varies over time depending on the value of our inventory, receivables and various capital assets. As of December 31, 2012, we had $55.7 million outstanding under our Revolver, outstanding letters of credit and other items of $0.7 million and $48.6 million of available credit. In addition, we had no amounts outstanding under the German Lines of Credit and €20.0 million ($26.4 million, based on exchanges rates at December 31, 2012) of available credit.
- We have required debt payments through December 31, 2014 of $99.3 million, including $90 million to repay the Senior Notes in November 2014, and for required amortization payments on the Term Loan and our German Loan Agreement of $6.0 million and $3.3 million, respectively. We believe that we will be able to either refinance or repay the Senior Notes from internally generated cash flows as they come due.
- For the year ended December 31, 2012, cash and cash equivalents decreased $5.0 million to $7.8 million at December 31, 2012 from $12.8 million at December 31, 2011 and debt decreased $3.9 million to $182.3 million at December 31, 2012 from $186.2 million at December 31, 2011. Net debt (total debt minus cash and cash equivalents) increased by $1.1 million as higher operating income was more than offset by increased investments in working capital and costs related to the acquisition of the Wausau brands.

  As of December 31, 2011, we had $7.0 million of restricted cash. In January 2012, the restricted cash was used to pay postretirement pension benefits.

- As of December 31, 2012, our cash balance of $7.8 million consists of $1.0 million in the U.S. and $6.8 million held at entities outside of the U.S. As of December 31, 2012 there were no restrictions regarding the repatriation of our non-U.S. cash; however, if we repatriated these cash balances to the U.S., we would incur additional income tax expense.

Third-party transactions

- For the year ended December 31, 2012, we redeemed $68 million in aggregate principal amount of the Senior Notes. The redemption was financed by a combination of borrowings using our revolving credit facility and our $30 million Term Loan. In addition, from time to time, we may be in the market for the purpose of repurchasing our Senior Notes. Any such purchases are not expected to have a material effect on our liquidity.

Transactions with shareholders

- For the years ended December 31, 2012 and 2011, we paid cash dividends of $0.48 per common share or approximately $7.8 million and $0.44 per common share or approximately $6.7 million, respectively.

  In November 2012, our Board of Directors approved a twenty-five percent increase in the annual dividend on our common stock to $0.60 per share. The dividend will be paid in four equal quarterly installments beginning in March 2013. As of December 31, 2012, under the most restrictive terms of the indenture for the Senior Notes, our ability to pay cash dividends on our common stock is limited to a total of $8 million in a 12-month period. However, we can pay dividends in excess of $8 million in a 12-month period by making restricted payments as defined in the indenture for the Senior Notes.

- In May 2012, we announced the Stock Purchase Plan that would allow for the purchase of up to $10 million of our outstanding Common Stock through May 16, 2013. The timing and amount of any purchases will depend on share price, market conditions and other factors. The Stock Purchase Plan does not require the purchase of any specific number of shares and may be suspended or discontinued at any time. For the year ended December 31, 2012, we purchased approximately 158,000 shares of Common Stock at an aggregate cost of $4.1 million.

  For the year ended December 31, 2012, we acquired approximately 302,000 shares of Common Stock at a cost of $7.6 million for shares surrendered by employees to pay taxes due on vested restricted stock awards. In addition, we received $5.3 million in proceeds from the exercise of employee stock options. For the year ended December 31, 2012, we recognized excess tax benefits of $6.1 million related to the vesting or exercise of stock-based awards.

Management believes that our ability to generate cash from operations and our borrowing capacity are adequate to fund working capital, capital spending and other cash needs for the next 12 months. Our ability to generate adequate cash from operations beyond 2013 will depend on, among other things, our ability to successfully implement our business strategies, control costs in line with market conditions and manage the impact of changes in input prices and currencies. We can give no assurance we will be able to successfully implement these items.

Other Items:

- As of December 31, 2012, we had $65.9 million of U.S. federal and $76.9 million of state net operating losses ("NOLs"), respectively. If not used, substantially all of the NOLs will expire in various amounts between 2028 and 2030.

- In December 2010, the IRS issued a Revenue Agent's Report for the 2007 and 2008 tax years. We submitted a protest to the Appeals Division of the IRS with respect to certain unresolved issues which involve a proposed IRS adjustment with respect to dual consolidated losses ("DCLs") and the recapture of net operating losses emanating from our former Canadian operations. Our protest asserted that the IRS made several errors in its assessment of the DCL rules and, as such, the proposed adjustment was erroneous. In November 2012, our protest was upheld and the audit of the 2007 and 2008 tax years was finalized with a finding of no additional taxes due.

In November 2010, we received a tax examination report from the German tax authorities challenging the validity of certain interest expense deductions claimed on our tax returns for the years 2006 and 2007. We are indemnified by FiberMark, Inc. for any tax liabilities arising from the operations of Neenah Germany prior to October 2006. In August 2011, we received tax assessments totaling €3.7 million from the German tax authorities and submitted an appeal challenging these assessments. We believe that the finding which invalidates the deductibility of certain interest expense deductions is improper and are vigorously contesting the finding. As of December 31, 2011, no amounts were reserved related to these issues. In November 2011 and January 2012, we paid a total of €1.9 million against the August 2011 tax assessments. We reflected these payments as assets ($2.5 million in "Income taxes receivable" on the consolidated balance sheet as of December 31, 2012) in recognition that such amounts would be treated as prepayments against any assessments ultimately owed. During 2012, we submitted additional information to the German tax authorities to support the validity of our interest expense deductions; however, as of December 31, 2012, they had not rendered a decision on our appeal.

In the fourth quarter of 2012, legislation was proposed in the German legislature that would eliminate certain previously allowable interest expense deductions on a prospective and retroactive basis. The legislation was subsequently enacted in the first quarter of 2013. We believe the retroactive application of the legislation is unconstitutional and the likelihood of it being sustained is remote. As of December 31, 2012, we recorded a liability for uncertain income tax positions based on an assessment of the likelihood of alternative outcomes, including, the possibility of a potential compromise related to this issue for the 2006 and 2007 tax years and for subsequent periods through 2012. We believe it is remote that our liability for unrecognized tax benefits related to these matters will significantly increase within the next 12 months. While we believe that retroactive application of this legislation is remote, should retroactive application of the legislation be sustained, the outcome could have a material effect on our results of operations, cash flows and financial position.

Contractual Obligations

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2012:

(In millions)	2013	2014	2015	2016	9-Jul	Beyond 2017	Total
Long-term debt payments	$ 4.7	$ 94.6	$ 6.2	$ 6.1	$70.7	$ —	$182.3
Interest payments on long-term debt (a)	9.4	8.9	2.4	2.1	1.7	—	24.5
Open purchase orders (b)	48.9	—	—	—	—	—	48.9
Other post-employment benefit obligations (c)	3.6	3.1	3.6	4.0	4.1	21.2	39.6
Contributions to pension trusts	12.8	—	—	—	—	—	12.8
Liability for uncertain tax positions	1.6	—	—	—	—	—	1.6
Minimum purchase commitments (d)	7.7	5.0	—	—	—	—	12.7
Operating leases	1.4	1.2	0.9	0.7	0.2	—	4.4
Total contractual obligations	$90.1	$112.8	$13.1	$12.9	$76.7	$21.2	$326.8

(a) Interest payments on long-term debt includes interest on variable rate debt at December 31, 2012 weighted average interest rates.

(b) The open purchase orders displayed in the table represent amounts we anticipate will become payable within the next 12 months for goods and services that we have negotiated for delivery.

(c) The above table includes future payments that we will make for postretirement benefits other than pensions. Those amounts are estimated using actuarial assumptions, including expected future service, to project the future obligations.

(d) The minimum purchase commitments in 2013 and 2014 are primarily for coal contracts. Although we are primarily liable for payments on the above operating leases and minimum purchase commitments, based on historic operating performance and forecasted future cash flows, we believe our exposure to losses, if any, under these arrangements is not material.

Adoption of New Accounting Pronouncements

In July 2012, the FASB issued Accounting Standards Update No. 2012-02 ("ASU No. 2012-02") which amends ASC Topic 350, *Intangibles — Goodwill and Other Testing Goodwill for Impairment* ("ASC Topic 350"). ASU Topic No. 2012-02 permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform a quantitative impairment test. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount, as described in ASC Topic 350. Under ASU No. 2012-02, an entity has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity may resume performing the qualitative assessment in any subsequent period.

ASU No. 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. The Company adopted ASU No. 2012-02 in its annual financial statements for the year ending December 31, 2012. The adoption of ASU No. 2012-02 did not affect the Company's financial position, results of operations or cash flows.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") in the United States requires estimates and assumptions that affect the reported amounts and related disclosures of assets and liabilities at the date of the financial statements and net sales and expenses during the reporting period. Actual results could differ from these estimates, and changes in these estimates are recorded when known. The critical accounting policies used in the preparation of the consolidated financial statements are those that are important both to the presentation of financial condition and results of operations and require significant judgments with regard to estimates used. These critical judgments relate to the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of expenses.

The following summary provides further information about the critical accounting policies and should be read in conjunction with the notes to the Consolidated Financial Statements. We believe that the consistent application of our policies provides readers of our financial statements with useful and reliable information about our operating results and financial condition.

We have discussed the application of these critical accounting policies with our Board of Directors and Audit Committee.

Inventories

We value U.S. inventories at the lower of cost, using the Last-In, First-Out ("LIFO") method for financial reporting purposes, or market. German inventories are valued at the lower of cost, using a weighted-average cost method, or market. The First-In, First-Out value of U.S. inventories valued on the LIFO method was $91.8 million and $59.1 million at December 31, 2012 and 2011, respectively and exceeded such LIFO value by $12.8 million and $13.4 million, respectively. Cost includes labor, materials and production overhead.

Income Taxes

As of December 31, 2012, we have recorded aggregate deferred income tax assets of $62.9 million related to temporary differences, net operating losses and credits. We have established a valuation allowance of $0.4 million against certain state deferred income tax assets in states where we no longer have operations. As of December 31, 2011, our aggregate deferred income tax assets were $64.8 million and had a valuation allowance against such deferred income tax assets of $1.7 million. In determining the need for a valuation allowance, we consider many factors, including specific taxing jurisdictions, sources of taxable income, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance would be recognized if, based on the weight of available evidence, we conclude that it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

As of December 31, 2012 and 2011, our liability for uncertain income taxes positions was $4.8 million and $8.4 million, respectively. In evaluating and estimating tax positions and tax benefits, we consider many factors which may result in periodic adjustments and which may not accurately anticipate actual outcomes.

Pension and Other Postretirement Benefits

Pension Plans

Substantially all active employees of our U.S. operations participate in defined benefit pension plans and/or defined contribution retirement plans. Neenah Germany has defined benefit plans designed to provide a monthly pension benefit upon retirement to substantially all of its employees in Germany. In addition, we maintain a supplemental retirement contribution plan (the "SERP") which is a non-qualified defined benefit plan. We provide benefits under the SERP to the extent necessary to fulfill the intent of our defined benefit retirement plans without regard to the limitations set by the IRS on qualified defined benefit plans.

Our funding policy for qualified defined benefit plans is to contribute assets to fully fund the accumulated benefit obligation, as required by the Pension Protection Act of 2006. Subject to regulatory and tax deductibility limits, any funding shortfall is to be eliminated over a reasonable number of years. Nonqualified plans providing pension benefits in excess of limitations imposed by the taxing authorities are not funded. There is no legal or governmental obligation to fund Neenah Germany's benefit plans and as such the plans are currently unfunded.

Consolidated pension expense for defined benefit pension plans was $11.3 million, $5.4 million and $6.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense was 7.25 percent, 7.75 percent and 8.00 percent for the years ended December 31, 2012, 2011 and 2010, respectively. The expected long-term rate of return on pension fund assets held by our pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. We also considered the plans' historical 10-year and 15-year compounded annual returns. We anticipate that, on average, actively managed U.S. pension plan assets will generate annual long-term rates of return of at least 7.00 percent. Our expected long-term rate of return on the assets in the plans is based on an asset allocation assumption of about 40 percent with equity managers, with expected long-term rates of return of approximately 8 to10 percent, and 60 percent with fixed income managers, with an expected long-term rate of return of approximately 5 to 7 percent. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate. We evaluate our investment strategy and long-term rate of return on pension asset assumptions at least annually.

Pension expense is estimated based on the fair value of assets rather than a market-related value that averages gains and losses over a period of years. Investment gains or losses represent the difference between the expected return calculated using the fair value of the assets and the actual return based on the fair value of assets. The variance between the actual and the expected gains and losses on pension assets is recognized in pension expense more rapidly than it would be if a market-related value for plan assets was used. As of December 31, 2012, our pension plans had cumulative unrecognized investment losses and other actuarial losses of approximately $81.2 million. These unrecognized net losses may increase our future pension expense if not offset by (i) actual investment returns that exceed the assumed investment returns, (ii) other factors, including reduced pension liabilities arising from higher discount rates used to calculate our pension obligations or (iii) other actuarial gains, including whether such accumulated actuarial losses at each measurement date exceed the "corridor" determined under ASC Topic 715.

The discount (or settlement) rate that is utilized for determining the present value of future pension obligations in the U.S. is generally based on the yield for a theoretical basket of AA-rated corporate bonds currently available in the market place, whose duration matches the timing of expected pension benefit payments. The discount (or settlement) rate that is utilized for determining the present value of future pension obligations in Germany is generally based on the IBOXX index of AA-rated corporate bonds adjusted to match the timing of expected pension benefit payments. The weighted average discount rate utilized to determine the present value of future pension obligations at December 31, 2012 and 2011 was 4.19 percent and 5.14 percent, respectively.

Our consolidated pension expense in 2013 is based on the expected weighted-average long-term rate of return on assets and the weighted-average discount rate described above and various other assumptions. Pension expense beyond 2013 will depend on future investment performance, our contributions to the pension trusts, changes in discount rates and various other factors related to the covered employees in the plans.

The fair value of the assets in our defined benefit plans at December 31, 2012 of approximately $239 million increased approximately $28 million from the fair value of about $211 million at December 31, 2011, as investment gains and employer contributions exceeded benefit payments. At December 31, 2012, the projected benefit obligations of our defined benefit plans exceeded the fair value of plan assets by approximately $86 million which was approximately $9 million larger than the $77 million deficit at December 31, 2011. The accumulated benefit obligation exceeded the fair value of plan assets by approximately $72.6 million and $63.4 million at December 31, 2012 and 2011, respectively. Contributions to pension trusts for the year ended December 31, 2012 were $15.3 million compared with $12.9 million for the year ended December 31, 2011. In addition, we made direct benefit payments for unfunded qualified and supplemental retirement benefits of approximately $8.9 million and $2.1 million for the years ended December 31, 2012 and 2011, respectively.

Other Postretirement Benefit Plans

We maintain postretirement health care and life insurance benefit plans for active employees and former employees of our Canadian pulp operations. The plans are generally noncontributory for employees who were eligible to retire on or before December 31, 1992 and contributory for most employees who became eligible to retire on or after January 1, 1993. We do not provide a subsidized postretirement health care or life insurance benefit to most employees hired after 2003. Our postretirement health care and life insurance benefit plans are unfunded.

For the years ended December 31, 2012, 2011 and 2010, consolidated postretirement health care and life insurance plan benefit expense was $4.9 million, $4.7 million and $4.3 million, respectively. The weighted-average discount (or settlement) rate used to calculate postretirement health care and life insurance plan benefit expense was 5.03 percent, 5.70 percent and 5.92 percent for the years ended December 31, 2012, 2011 and 2010, respectively. The discount (or settlement) rate that is utilized for determining the present value of future postretirement health care and life insurance plan benefit obligations in the U.S. is generally based on the yield for a theoretical basket of AA-rated corporate bonds currently available in the market place, whose duration matches the timing of expected postretirement health care and life insurance benefit payments. The discount (or settlement) rate that is utilized for determining the present value of future postretirement health care and life insurance obligations for our foreign benefit plans is generally based on an index of AA-rated corporate bonds adjusted to match the timing of expected benefit payments.

Our consolidated postretirement health care and life insurance plan benefit expense in 2013 is based on the weighted-average discount rate described above and various other assumptions. Postretirement health care and life insurance plan benefit expense beyond 2013 will depend on future health care cost trends, changes in discount rates and various other factors related to the covered employees in the plans.

Our obligations for postretirement health care and life insurance plan benefits are measured annually as of December 31. The weighted average discount rate utilized to determine the present value of future postretirement health care and life insurance obligations at December 31, 2012 and 2011 was 4.12 percent and 5.03 percent, respectively. The assumed inflationary health care cost trend rates used to determine obligations at December 31, 2012 and costs for the year ended December 31, 2013 were 7.6 percent gradually decreasing to an ultimate rate of 4.5 percent in 2027. The assumed inflationary health care cost trend rates used to determine obligations at December 31, 2011 and costs for the year ended December 31, 2012 were 7.9 percent gradually decreasing to an ultimate rate of 4.5 percent in 2027. At December 31, 2012, the projected benefit obligations for our postretirement health care and life insurance plans was approximately $47 million and was $4 million larger than the projected benefit obligation at December 31, 2011 primarily due to actuarial losses related to the reduction in the weighted-average discount (or settlement) rate used to calculate postretirement health care and life insurance plan benefit.

Impairment of Long-Lived Assets

Property, Plant and Equipment

Property, plant and equipment are tested for impairment in accordance with ASC Topic 360, *Property, Plant, and Equipment* ("ASC Topic 360"), whenever events or changes in circumstances indicate that the carrying amounts of such long-lived assets may not be recoverable from future net pre-tax cash flows. Impairment testing requires significant management judgment including estimating the future success of product lines, future sales volumes, growth rates for selling prices and costs, alternative uses for the assets and estimated proceeds from disposal of the assets. Impairment testing is conducted at the lowest level where cash flows can be measured and are independent of cash flows of other assets. An asset impairment would be indicated if the sum of the expected future net pre-tax cash flows from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying amount. We determine fair value based on an expected present value technique using multiple cash flow scenarios that reflect a range of possible outcomes and a risk free rate of interest are used to estimate fair value.

The estimates and assumptions used in the impairment analysis are consistent with the business plans and estimates we use to manage our business operations. The use of different assumptions would increase or decrease the estimated fair value of the asset and would increase or decrease the impairment charge. Actual outcomes may differ from the estimates.

Goodwill and Other Intangible Assets with Indefinite Lives

Goodwill arising from a business combination is recorded as the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed in accordance with ASC Topic 805, *Business Combinations* ("ASC Topic 805"). All of our goodwill was acquired in conjunction with the acquisition of Neenah Germany in October 2006.

Under ASC Topic 350, *Intangibles — Goodwill and Other* ("ASC Topic 350"), goodwill is subject to impairment testing at least annually. ASC Topic 350 provides an entity with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If the two-step impairment test is necessary, a fair-value-based test is applied at the reporting unit level, which is generally one level below the operating segment level. The test compares the fair value of an entity's reporting units to the carrying value of those reporting units. This test requires various judgments and estimates. The Company estimates the fair value of the reporting unit using a market approach in combination with a discounted operating cash flow approach. Impairment of goodwill is measured as the excess of the carrying amount of goodwill over the fair values of recognized and unrecognized assets and liabilities of the reporting unit. An adjustment to goodwill will be recorded for any goodwill that is determined to be impaired. The Company tests goodwill for impairment at least annually on November 30 in conjunction with preparation of its annual business plan, or more frequently if events or circumstances indicate it might be impaired.

At November 30, 2012, the Company's assessment of qualitative facts and circumstances indicated no impairment of goodwill. The qualitative factors that we considered included, but were not limited to, changes in the macroeconomic conditions; changes in industry and market conditions such as an increase in the competitive environment; changes in manufacturing input costs — particularly to the extent these cannot be recovered through higher prices; changes in our market capitalization and changes in financial performance including earnings and cash flows.

Certain trade names are estimated to have indefinite useful lives and as such are not amortized. Intangible assets with indefinite lives are annually reviewed for impairment in accordance with ASC Topic 350.

Our annual test of goodwill for impairment at November 30, 2012, 2011 and 2010 indicated that the carrying amount of goodwill assigned to Neenah Germany was considered recoverable. At November 30, 2010, the significant assumptions used in developing the discounted operating cash flow approach were revenue growth rates and pricing, costs for manufacturing inputs, levels of capital investment and estimated cost of capital for high, medium and low growth environments.

Other Intangible Assets with Finite Lives

Acquired intangible assets with finite useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC Topic 360. Intangible assets consist primarily of customer relationships, trade names and acquired intellectual property. Such intangible assets are amortized using the straight-line method over estimated useful lives of between 10 and 15 years.

Our annual test of other intangible assets for impairment at November 30, 2012, 2011 and 2010 indicated that the carrying amount of such assets was recoverable.

Stock-Based Compensation

We account for stock-based compensation in accordance with the fair value recognition provisions of ASC Topic 718, *Compensation — Stock Compensation* ("ASC Topic 718"). The amount of stock-based compensation cost recognized is based on the fair value of grants that are ultimately expected to vest and is recognized pro-rata over the requisite service period for the entire award.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As a multinational enterprise, we are exposed to risks such as changes in commodity prices, foreign currency exchange rates, interest rates and environmental regulation. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading.

Presented below is a description of our most significant risks.

Foreign Currency Risk

Our reported operating results are affected by changes in the exchange rates of the local currencies of our non-U.S. operations relative to the U.S. dollar. For the year ended December 31, 2012, a hypothetical 10 percent increase in the exchange rates of the U.S dollar relative to the local currencies of our non-U.S. operations would have decreased our income before income taxes by approximately $2.1 million. We do not hedge our exposure to exchange risk on reported operating results.

The translation of the balance sheets of our non-U.S. operations from their local currencies into U.S. dollars is also sensitive to changes in the exchange rate of the U.S. dollar. Consequently, we performed a sensitivity test to determine if changes in the exchange rate would have a significant effect on the translation of the balance sheets of our non-U.S. operations into U.S. dollars. These translation gains or losses are recorded as unrealized translation adjustments ("UTA", a component of accumulated other comprehensive income) within stockholders' equity. The hypothetical change in UTA is calculated by multiplying the net assets of our non-U.S. operations by a 10 percent change in the exchange rate of their local currencies versus the U.S. dollar. As of December 31, 2012, the net assets of our non-U.S. operations exceeded their net liabilities by approximately $194 million. As of December 31, 2012, a 10 percent decrease in the exchange rate of the U.S. dollar against the local currencies of our non-U.S. operations would have decreased our stockholders' equity by approximately $19 million.

Commodity Risk

Pulp

We purchase the wood pulp used to produce our products on the open market, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. We do not have significant influence over the price paid for our wood pulp purchases. Therefore, an increase in wood pulp prices could occur at the same time that prices for our products are decreasing and have an adverse effect on our results of operations, financial position and cash flows.

Based on 2012 pulp purchases, a 10 percent increase in the average market price for pulp (approximately $80 per ton) would have increased our annual costs for pulp purchases by approximately $14 million.

Other Manufacturing Inputs

We purchase a substantial portion of the other manufacturing inputs necessary to produce our products on the open market, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. We do not have significant influence over our costs for such manufacturing inputs. Therefore, an increase in other manufacturing inputs could occur at the same time that prices for our products are decreasing and have an adverse effect on our results of operations, financial position and cash flows.

Our technical products business acquires certain of its specialized pulp requirements from two global suppliers and certain critical specialty latex grades from four suppliers. In general, these supply arrangements are not covered by formal contracts, but represent multi-year business relationships that have historically been sufficient to meet our needs. We expect these relationships to continue to operate in a satisfactory manner in the future. In the event of an interruption of production at any one supplier, we believe that each of these suppliers individually would be able to satisfy our short-term requirements for specialized pulp or specialty latex. In the event of a long-term disruption in our supply of specialized pulp or specialty latex, we believe we would be able to substitute other pulp grades or other latex grades that would allow us to meet required product performance characteristics and incur only a limited disruption in our production. As a result, we do not believe that the substitution of such alternative pulp or latex grades would have a material effect on our operations.

Cotton fiber represents less than five percent of the total fiber requirements of our fine paper business. Our fine paper business acquires a substantial majority of the cotton fiber used in the production of certain branded bond paper products pursuant to annual agreements with two North American producers. The balance of our cotton fiber requirements are acquired through "spot market" purchases from a variety of other producers. We believe that a partial or total disruption in the production of cotton fibers at our two primary suppliers would increase our reliance on "spot market" purchases with a likely corresponding increase in cost. Since we have the ability to source cotton fiber on the "spot market" if faced with a supply disruption, we would not expect cotton fiber supply issues to have a material effect on our operations.

We generate substantially all of the electrical energy used by our Munising mill and approximately 40 percent and 20 percent of the electrical energy at our Appleton and Bruckmühl mills, respectively. Availability of energy is not expected to be a problem in the foreseeable future, but the purchase price of such energy can and likely will fluctuate significantly based on fluctuations in demand and other factors. There is no assurance that that we will be able to obtain electricity or natural gas purchases on favorable terms in the future.

Except for certain specialty latex grades and specialty softwood pulp used by our technical products business and cotton fiber used by our fine paper business, we are not aware of any significant concentration of business transacted with a particular supplier.

Interest Rate Risk

We are exposed to interest rate risk on our variable rate bank debt. At December 31, 2012, we had $85.7 million of variable rate borrowings outstanding. A 100 basis point increase in interest rates would increase our annual interest expense on outstanding variable rate borrowings by approximately $0.9 million.

Environmental Regulation/Climate Change Legislation

Our manufacturing operations are subject to extensive regulation primarily by U.S., German and other international authorities. We have made significant capital expenditures to comply with environmental laws, rules and regulations. Due to changes in environmental laws and regulations, including potential future legislation to limit GHG emissions, the application of such regulations and changes in environmental control technology, we are not able to predict with certainty the amount of future capital spending to be incurred for environmental purposes. Taking these uncertainties into account, we have planned capital expenditures for environmental projects during the period 2013 through 2015 of approximately $1 million to $2 million annually.

We believe these risks can be managed and will not have a material effect on our business or our consolidated financial position, results of operations or cash flows.

Item 8. Financial Statements and Supplementary Data

The information required in Item 8 is contained in and incorporated herein by reference from pages F-1 through F-53 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) or 15a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of the Company's businesses. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based upon its assessment, management believes that as of December 31, 2012, the Company's internal controls over financial reporting were effective.

The effectiveness of internal control over financial reporting as of December 31, 2012, has been audited by Deloitte & Touche LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. Deloitte & Touche's attestation report on the Company's internal control over financial reporting is included herein. See "Item 15 — Exhibits and Financial Statement Schedules."

Neenah Paper, Inc
March 7, 2013

Changes in Internal Control Over Financial Reporting

There has been no significant change in the Company's internal control over financial reporting during the three months ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required to be set forth herein, except for the information included under Executive Officers of the Company, relating to nominees for director of Neenah and compliance with Section 16(a) of the Securities Exchange Act of 1934 is set forth under the captions "Election of Directors," "Meetings and Committees of the Board of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in the Proxy Statement for the Annual Meeting of Stockholders to be held on May 30, 2013. Such information is incorporated herein by reference. The definitive Proxy Statement will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2012.

Executive Officers of the Company

Set forth below is information concerning our executive officers.

Name	Position
John P. O'Donnell	President and Chief Executive Officer
Steven S. Heinrichs	Senior Vice President, General Counsel and Secretary
Bonnie C. Lind	Senior Vice President, Chief Financial Officer and Treasurer
James R. Piedmonte	Senior Vice President — Operations
Julie A. Schertell	Senior Vice President — President, Fine Paper
Armin S. Schwinn	Senior Vice President — Managing Director of Neenah Germany

John P. O'Donnell, born in 1960, is our President and Chief Executive Officer and has been in that role since May 2011. Prior to becoming President and Chief Executive Office, Mr. O'Donnell served as our Senior Vice President, Chief Operating Officer since June 2010. In November 2007, Mr. O'Donnell joined the Company as President, Fine Paper. Mr. O'Donnell was employed by Georgia-Pacific Corporation from 1985 until 2007 and held increasingly senior roles in the Consumer Products division. Mr. O'Donnell served as President of the North America Retail Business from 2004 through 2007, and as President of the North American Commercial Tissue business from 2002 through 2004.

Steven S. Heinrichs, born in 1968, is our Senior Vice President, General Counsel and Secretary and has been in that role since June 2004 when he joined Kimberly-Clark as Chief Counsel, Pulp and Paper and General Counsel for Neenah Paper, Inc. Prior to his employment with Kimberly-Clark, Mr. Heinrichs served as Associate General Counsel and Assistant Secretary for Mariner Health Care, Inc., a nursing home and long-term acute care hospital company. Before joining Mariner Health Care in 2003, Mr. Heinrichs served as Associate General Counsel and Assistant Secretary for American Commercial Lines LLC, a leading inland barge and shipbuilding company from 1998 through 2003. Mr. Heinrichs engaged in the private practice of law with Skadden, Arps, Slate, Meagher and Flom LLP and Shuttleworth, Smith, McNabb and Williams PLLC from 1994 through 1998. Mr. Heinrichs received his MBA from the Kellogg School of Management at Northwestern University in 2008.

Bonnie C. Lind, born in 1958, is our Senior Vice President, Chief Financial Officer and Treasurer and has been in that role since June 2004. Ms. Lind was an employee of Kimberly-Clark from 1982 until 2004, holding a variety of increasingly senior financial and operations positions. From 1999 until June 2004, Ms. Lind served as the Assistant Treasurer of Kimberly-Clark and was responsible for managing Kimberly-Clark's global treasury operations. Prior to that, she was Director of Kimfibers with overall responsibility for the sourcing and distribution of pulp to Kimberly-Clark's global operations.

James R. Piedmonte, born in 1956, is our Senior Vice President — Operations and has been in that role since June 2004. Mr. Piedmonte had been employed by Kimberly-Clark from 1978 until 2004, and held increasingly senior positions within Kimberly-Clark's operations function. Mr. Piedmonte was responsible for Kimberly-Clark's pulp mill and forestry operations in Pictou, Nova Scotia, from 2001 until 2004. Previously he was the Director of Operations for the fine paper business operations, as well as mill manager at the Whiting, Wisconsin mill.

Julie A. Schertell, born in 1969, is a Senior Vice President of the Company and President, Fine Paper, and has been in that role since January 2011. Ms. Schertell joined the Company in 2008 and served as Vice President of Sales and Marketing for the Fine Paper division through December 2010. Ms. Schertell was employed by Georgia-Pacific Corporation in the Consumer Products Retail division, where she served as Vice President of Sales Strategy from 2007-2008, and as Vice President of Customer Solutions from 2003 through 2007.

Armin S. Schwinn, born in 1959, is our Senior Vice President — Managing Director of Neenah Germany and has been in that role since April 2010. Mr. Schwinn had been Vice President, Finance of Neenah Germany since our acquisition of FiberMark Germany in October 2006. Mr. Schwinn joined FiberMark Germany in 1995 and held increasingly senior positions within FiberMark Germany's financial, purchasing and administrative functions. Prior to this, Mr. Schwinn served in various leadership positions in other German manufacturing and service companies.

There are no family relationships among our directors or executive officers.

Code of Ethics

The Neenah Paper, Inc. Code of Business Conduct and Ethics, applies to all directors, officers and employees of Neenah. The Code of Business Conduct and Ethics meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, and applies to our Chief Executive Officer, Chief Financial Officer (our principal financial officer) and Vice President — Controller (our principal accounting officer), as well as all other employees, as indicated above. The Code of Business Conduct and Ethics also meets the requirements of a code of conduct under New York Stock Exchange listing standards. The Code of Business Conduct and Ethics is posted on our web site at www.neenah.com under the links "Investor Relations — Corporate Governance — Code of Ethics" and print copies are available upon request without charge. You can request print copies by contacting our General Counsel in writing at Neenah Paper, Inc., 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005 or by telephone at 678-566-6500. The Company intends to disclose any amendments to the Code of Business Conduct and Ethics, as well as any waivers for executive officers or directors, on our web site at www.neenah.com.

Item 11. Executive Compensation

Information relating to executive compensation and other matters is set forth under the captions "Compensation, Discussion and Analysis," "Additional Executive Compensation," "Director Compensation," and "Compensation Committee Report" in the Proxy Statement referred to in Item 10 above. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information relating to ownership of common stock of Neenah by certain persons is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement referred to in Item 10 above. Such information is incorporated herein by reference. Information regarding securities authorized for issuance under equity compensation plans of Neenah is set forth under the caption "Equity Compensation Plan Information" in the Proxy Statement referred to in Item 10 above. Such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information relating to existing or proposed relationships or transactions between Neenah and any affiliate of Neenah is set forth under the caption "Certain Relationships and Related Transactions" in the Proxy Statement referred to in Item 10 above. Such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information relating to Neenah's principal accounting fees and services is set forth under the caption "Independent Registered Public Accounting Firm Fees and Services" in the Proxy Statement referred to in Item 10 above. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a) Documents filed as part of this report:

1. Consolidated Financial Statements

The following reports and financial statements are filed herewith on the pages indicated:

2. Financial Statement schedule

The following schedule is filed herewith:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. Exhibits

See (b) below

(b) Exhibits

The following exhibits are filed with or incorporated by reference in this report. Where such filing is made by incorporation by reference to a previously filed registration statement or report, such registration statement or report is identified in parentheses. We will furnish any exhibit at no cost upon written request to us at: Investor Relations, Neenah Paper, Inc., 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005.

Exhibit Number	Exhibit
2	Distribution Agreement dated as of November 20, 2004 between Kimberly-Clark Corporation and Neenah Paper, Inc. (filed as Exhibit 2.1 to the Neenah Paper, Inc. Current Report on Form 8-K filed November 30, 2004 and incorporated herein by reference).
2.1	Sale and Purchase Agreement dated as of August 9, 2006 by and between FiberMark, Inc., FiberMark International Holdings LLC, and Neenah Paper, Inc. (filed as Exhibit 2.1 to the Neenah Paper, Inc. Current Report on Form 8-K filed October 11, 2006 and incorporated herein by reference).
2.2	Assignment of Sale and Purchase Agreement Rights dated October 11, 2006 by and between Neenah Paper, Inc. and Neenah Paper International, LLC (filed as Exhibit 2.2 to the Neenah Paper, Inc. Current Report on Form 8-K filed October 11, 2006 and incorporated herein by reference).

Exhibit Number	Exhibit
2.5	Agreement and Plan of Merger, among Neenah Paper, Inc., Fox Valley Corporation, Fox River Paper Company, LLC and AF/CPS Holding Corporation, dated as of February 5, 2007 (filed as Exhibit 2.1 to the Neenah Paper, Inc. Current Report on Form 8-K filed March 1, 2007 and incorporated herein by reference).
2.6	Amended and Restated Share Purchase Agreement dated as of June 24, 2008, by and among Neenah Paper Company of Canada, NPCC Holding Company, LLC, Neenah Paper, Inc., Azure Mountain Capital Holdings LP, Northern Pulp NS LP, and Azure Mountain Capital Financial LP (filed as Exhibit 10.2 to the Neenah Paper, Inc. Quarterly Report on Form 10-Q for the three months ended June 30, 2008, filed August 11, 2008 and incorporated herein by reference).
2.7	Asset Purchase Agreement dated as of June 24, 2008, by and between Neenah Paper Company of Canada and Azure Mountain Financial Corporation (filed as Exhibit 10.3 to the Neenah Paper, Inc. Quarterly Report on Form 10-Q for the three months ended June 30, 2008, filed August 11, 2008 and incorporated herein by reference).
2.8	Asset Purchase Agreement dated as of June 24, 2008, by and between Neenah Paper Company of Canada and Northern Pulp Nova Scotia Corporation (filed as Exhibit 10.4 to the Neenah Paper, Inc. Quarterly Report on Form 10-Q for the three months ended June 30, 2008, filed August 11, 2008 and incorporated herein by reference).
2.9	Timberland Purchase and Sale Agreement dated as of February 26, 2010 by and between Neenah Paper Company of Canada and Northern Timber Nova Scotia Corporation (filed as Exhibit 10.1 to the Neenah Paper, Inc. Quarterly Report on Form 10-Q for the three months ended March 31, 2010, filed May 10, 2010 and incorporated herein by reference).
2.10	Asset Purchase Agreement, by and among Neenah Paper, Inc., Wausau Paper Corp. and Wausau Paper Mills, LLC, dated as of December 7, 2011 (filed as Exhibit 2.1 to the Neenah Paper, Inc. Current Report on Form 8-K filed January 31, 2012 and incorporated herein by reference).
3.1	Amended and Restated Certificate of Incorporation of Neenah Paper, Inc. (filed as Exhibit 3.1 to the Neenah Paper, Inc. Current Report on Form 8-K filed November 30, 2004 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Neenah Paper, Inc. (filed as Exhibit 3.2 to the Neenah Paper, Inc. Current Report on Form 8-K filed November 30, 2004 and incorporated herein by reference).
4.1	Indenture dated as of November 30, 2004 between Neenah Paper, Inc., the Subsidiary Guarantors named therein and The Bank of New York Trust Company, N.A., as Trustee, including Form of 7⅞ Senior Note due 2014 (filed as Exhibit 10.8 to the Neenah Paper, Inc. Current Report on Form 8-K filed November 30, 2004 and incorporated herein by reference).
4.2	Rights Agreement between Neenah Paper, Inc. and EquiServe Trust Company, N.A., as Rights Agent, dated as of November 30, 2004 (filed as Exhibit 4.1 to the Neenah Paper, Inc. Current Report on Form 8-K filed November 30, 2004 and incorporated herein by reference).
4.3	Form of Subsidiary Guarantee (included as Exhibit E to Exhibit 4.1).
4.4	Form of 7⅞% Exchange Senior Notes (filed as Exhibit 4.5 to the Neenah Paper, Inc. Registration Statement on Form S-4 filed May 23, 2005 and incorporated herein by reference).
10.2	Tax Sharing Agreement dated as of November 30, 2004 by and between Kimberly-Clark Corporation and Neenah Paper, Inc. (filed as Exhibit 10.2 to the Neenah Paper, Inc. Current Report on Form 8-K filed November 30, 2004 and incorporated herein by reference).

Exhibit Number	Exhibit
10.3	Lease Agreement dated June 29, 2004 between Neenah Paper, Inc. and Germania Property Investors XXXIV, L.P. (filed as Exhibit 10.3 to the Neenah Paper, Inc. Current Report on Form 8-K filed November 30, 2004 and incorporated herein by reference).
10.5*	Neenah Paper Supplemental Pension Plan, amended and restated to be effective January 1, 2009 (filed herewith).
10.6*	Neenah Paper Supplemental Retirement Contribution Plan, amended and restated to be effective January 1, 2009 (filed herewith).
10.7*	Neenah Paper Executive Severance Plan, amended and restated to be effective January 1, 2009 (filed herewith).
10.8*	Neenah Paper Severance Pay Plan (filed as Exhibit 10.8 to the Neenah Paper, Inc. Annual Report on Form 10-K for the year ended December 31, 2006, filed March 16, 2007 and incorporated herein by reference).
10.12	Form of Employee Matters Agreement by and between Kimberly-Clark Corporation and Neenah Paper, Inc. (filed as Exhibit 10.2 to the Neenah Paper, Inc. Registration Statement on Form 10, as amended, filed August 26, 2004 and incorporated herein by reference).
10.20*	Neenah Paper, Inc. 2004 Omnibus Stock and Incentive Compensation Plan (filed as Exhibit 10.12 to the Neenah Paper, Inc. Annual Report on Form 10-K for the year ended December 31, 2004, filed March 31, 2005 and incorporated herein by reference).
10.21*	Neenah Paper Deferred Compensation Plan, amended and restated to be effective January 1, 2009 (filed herewith).
10.22*	Neenah Paper Directors' Deferred Compensation Plan, amended and restated to be effective January 1, 2009 (filed herewith).
10.23	Stumpage Agreement, dated as of June 24, 2008, by and between Neenah Paper Company of Canada, and Northern Pulp Nova Scotia Corporation (filed as Exhibit 10.5 to the Neenah Paper, Inc. Quarterly Report on Form 10-Q for the three months ended June 30, 2008, filed August 11, 2008 and incorporated herein by reference).+
10.24	Subscription Agreement, dated as of June 24, 2008, by and between Neenah Paper Company of Canada, and Azure Mountain Capital Financial Corporation (filed as Exhibit 10.6 to the Neenah Paper, Inc. Quarterly Report on Form 10-Q for the three months ended June 30, 2008, filed August 11, 2008 and incorporated herein by reference).
10.25	Amended and Restated Credit Agreement dated as of November 5, 2009 by and among Neenah Paper, Inc., certain of its subsidiaries, the lenders listed therein and JPMorgan Chase Bank, N.A., as agent for the Lenders (filed as Exhibit 10.34 to the Neenah Paper, Inc. Annual Report on Form 10-K for the year ended December 31, 2009, filed March 10, 2010 and incorporated herein by reference).+
10.26	First Amendment dated as of March 31, 2011 to the Amended and Restated Credit Agreement dated as of November 5, 2009 by and among Neenah Paper, Inc., certain of its subsidiaries, the lenders listed therein and JPMorgan Chase Bank, N.A., as agent for the Lenders (filed as Exhibit 10.1 to the Neenah Paper, Inc. Quarterly Report on Form 10-Q for the three months ended March 31, 2011, filed May 10, 2011 and incorporated herein by reference).+
10.27	Second Amendment dated as of November 16, 2011 to the Amended and Restated Credit Agreement dated as of November 5, 2009 by and among Neenah Paper, Inc., certain of its subsidiaries, the lenders listed therein and JPMorgan Chase Bank, N.A., as agent for the Lenders (filed as Exhibit 10.27 to the Neenah Paper, Inc. Annual Report on Form 10-K for the year ended December 31, 2011, filed March 8, 2012 and incorporated herein by reference).

Exhibit Number	Exhibit
10.28	Second Amended and Restated Credit Agreement dated as of October 11, 2012 by and among Neenah Paper, Inc., certain of its subsidiaries, the lenders listed therein and JPMorgan Chase Bank, N.A., as agent for the Lenders (filed herewith).
10.29*	First Amendment to the Neenah Paper Executive Severance Plan (adopted on December 17, 2012 and filed herewith).
12	Statement Regarding Computation of Ratio of Earnings to Fixed Charges (filed herewith)
21	List of Subsidiaries of Neenah Paper, Inc. (filed herewith).
23	Consent of Deloitte & Touche LLP (filed herewith)
24	Power of Attorney (filed herewith)
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (filed herewith).
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act (filed herewith).
32	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (filed herewith).
101.INS	XBRL Instance Document (furnished herewith).
101.SCH	XBRL Taxonomy Extension Schema Document (furnished herewith).
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (furnished herewith).
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (furnished herewith).
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document (furnished herewith).
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (furnished herewith).


Form 10-K

* Indicates management contract or compensatory plan or arrangement.

\+ Pursuant to a confidential treatment request portions of this exhibit have been furnished separately to the Securities and Exchange Commission.

(c) Financial Statement Schedule

See Item 15(a) (2) above

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEENAH PAPER, INC.

By: /s/ JOHN P. O'DONNELL

Name: John P. O'Donnell
Title: President and Chief Executive Officer (in his capacity as a duly authorized officer of the Registrant and in his capacity as Chief Executive Officer)
Date: March 7, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN P. O'DONNELL John P. O'Donnell	President and Chief Executive Officer (Principal Executive Officer)	March 7, 2013
/s/ BONNIE C. LIND Bonnie C. Lind	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	March 7, 2013
/s/ LARRY N. BROWNLEE Larry N. Brownlee	Vice President — Controller (Principal Accounting Officer)	March 7, 2013
/s/ SEAN T. ERWIN* Sean T. Erwin	Chairman of the Board and Director	March 7, 2013
/s/ EDWARD GRZEDZINSKI* Edward Grzedzinski	Director	March 7, 2013
/s/ MARY ANN LEEPER* Mary Ann Leeper	Director	March 7, 2013
/s/ TIMOTHY S. LUCAS* Timothy S. Lucas	Director	March 7, 2013
/s/ JOHN F. MCGOVERN* John F. McGovern	Director	March 7, 2013
/s/ PHILIP C. MOORE* Philip C. Moore	Director	March 7, 2013
/s/ STEPHEN M. WOOD* Stephen M. Wood	Director	March 7, 2013

*By: /s/ STEVEN S. HEINRICHS

Steven S. Heinrichs
Senior Vice President, General Counsel and Secretary
Attorney-in-fact

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Neenah Paper, Inc.
Alpharetta, Georgia

We have audited the internal control over financial reporting of Neenah Paper, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated March 7, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph regarding a change in presentation of comprehensive income.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 7, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Neenah Paper, Inc.
Alpharetta, Georgia

We have audited the accompanying consolidated balance sheets of Neenah Paper, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Neenah Paper, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 7, 2013

NEENAH PAPER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except share and per share data)

	Year Ended December 31,		
	2012	2011	2010
Net sales	$ 808.8	$ 696.0	$ 657.7
Cost of products sold	649.7	570.6	537.7
Gross profit	159.1	125.4	120.0
Selling, general and administrative expenses	77.4	68.2	69.3
Acquisition integration costs	5.8	—	—
SERP settlement charge	3.5	—	—
Loss on retirement of bonds	0.6	2.4	—
Gain on sale of the Ripon Mill	—	—	(3.4)
Other (income) expense — net	1.4	(1.8)	(1.0)
Operating income	70.4	56.6	55.1
Interest expense	13.5	15.6	20.5
Interest income	(0.1)	(0.3)	(0.2)
Income from continuing operations before income taxes	57.0	41.3	34.8
Provision for income taxes	17.1	12.0	9.8
Income from continuing operations	39.9	29.3	25.0
Income (loss) from discontinued operations, net of taxes (Note 12)	4.4	(0.2)	134.1
Net income	$ 44.3	$ 29.1	$ 159.1
Earnings (Loss) Per Common Share			
Basic			
Continuing operations	$ 2.46	$ 1.91	$ 1.69
Discontinued operations	0.27	(0.01)	9.05
	$ 2.73	$ 1.90	$ 10.74
Diluted			
Continuing operations	$ 2.41	$ 1.82	$ 1.61
Discontinued operations	0.27	(0.01)	8.60
	$ 2.68	$ 1.81	$ 10.21
Weighted Average Common Shares Outstanding (in thousands)			
Basic	15,752	14,974	14,744
Diluted	16,072	15,649	15,512

See Notes to Consolidated Financial Statements

NEENAH PAPER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,		
	2012	2011	2010
Net income	$ 44.3	$ 29.1	$ 159.1
Unrealized foreign currency translation gain (loss)	4.4	(5.0)	(15.1)
Net loss from pension and other postretirement benefit liabilities	(31.2)	(29.9)	(10.9)
Reclassification of amortization of adjustments to pension and other postretirement benefit liabilities recognized in net periodic benefit cost	5.1	2.5	1.9
SERP settlement charge	3.5	—	—
Curtailment loss	0.3	—	—
Unrealized gain on "available-for-sale" securities	0.1	—	—
Reclassification of cumulative currency translation adjustments related to investments in Canada (Note 12)	—	—	(87.9)
Loss from other comprehensive income items before income taxes	(17.8)	(32.4)	(112.0)
Benefit for income taxes	(7.7)	(10.2)	(3.0)
Other comprehensive loss	(10.1)	(22.2)	(109.0)
Comprehensive income	$ 34.2	$ 6.9	$ 50.1

See Notes to Consolidated Financial Statements

NEENAH PAPER, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31,	
	2012	2011
ASSETS		
Current Assets		
Cash and cash equivalents	$ 7.8	$ 12.8
Restricted cash	—	7.0
Accounts receivable, net	79.6	71.4
Inventories	102.9	68.8
Income taxes receivable	2.5	1.9
Deferred income taxes	27.2	17.6
Prepaid and other current assets	14.1	14.0
Total Current Assets	234.1	193.5
Property, Plant and Equipment — net	254.8	252.3
Deferred Income Taxes	35.3	45.5
Goodwill (Note 4)	41.4	40.5
Intangible Assets — net (Note 4)	34.0	21.9
Other Assets	11.1	11.4
TOTAL ASSETS	$610.7	$565.1
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Debt payable within one year	$ 4.7	$ 21.7
Accounts payable	35.1	30.2
Accrued expenses	47.6	51.6
Total Current Liabilities	87.4	103.5
Long-Term Debt	177.6	164.5
Deferred Income Taxes	12.5	16.0
Noncurrent Employee Benefits	131.1	113.0
Other Noncurrent Obligations	4.3	1.4
TOTAL LIABILITIES	412.9	398.4
Commitments and Contingencies (Notes 10 and 11)		
Stockholders' Equity		
Common stock, par value $0.01 — authorized: 100,000,000 shares; issued and outstanding: 16,826,000 shares and 15,594,000 shares	0.2	0.1
Treasury stock, at cost: 911,000 shares and 451,000 shares	(22.6)	(10.9)
Additional paid-in capital	273.9	257.6
Accumulated deficit	(3.9)	(40.4)
Accumulated other comprehensive loss	(49.8)	(39.7)
Total Stockholders' Equity	197.8	166.7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$610.7	$565.1

See Notes to Consolidated Financial Statements

NEENAH PAPER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In millions, shares in thousands)

	Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income
	Shares	Amount				
Balance, December 31, 2009	15,086	$0.1	$(10.2)	$243.4	$(215.2)	$ 91.5
Net income	—	—	—	—	159.1	—
Other comprehensive loss, net of income taxes	—	—	—	—	—	(109.0)
Dividends declared	—	—	—	—	(5.9)	—
Stock options exercised	86	—	—	0.7	—	—
Restricted stock vesting (Note 9)	65	—	(0.2)	—	—	—
Stock-based compensation	—	—	—	4.9	—	—
Balance, December 31, 2010	15,237	0.1	(10.4)	249.0	(62.0)	(17.5)
Net income	—	—	—	—	29.1	—
Other comprehensive loss, net of income taxes	—	—	—	—	—	(22.2)
Dividends declared	—	—	—	0.8	(7.5)	—
Excess tax benefits from stock-based compensation	—	—	—	1.0	—	—
Stock options exercised	268	—	—	2.5	—	—
Restricted stock vesting (Note 9)	89	—	(0.5)	—	—	—
Stock-based compensation	—	—	—	4.3	—	—
Balance, December 31, 2011	15,594	0.1	(10.9)	257.6	(40.4)	(39.7)
Net income	—	—	—	—	44.3	—
Other comprehensive loss, net of income taxes	—	—	—	—	—	(10.1)
Dividends declared	—	—	—	—	(7.8)	—
Excess tax benefits from stock-based compensation	—	—	—	6.1	—	—
Shares purchased (Note 9)	—	—	(4.1)	—	—	—
Stock options exercised	371	—	—	5.3	—	—
Restricted stock vesting (Note 9)	861	0.1	(7.6)	—	—	—
Stock-based compensation	—	—	—	4.9	—	—
Balance, December 31, 2012	16,826	$0.2	$(22.6)	$273.9	$ (3.9)	$ (49.8)

See Notes to Consolidated Financial Statements

Form 10-K

NEENAH PAPER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2012	2011	2010
OPERATING ACTIVITIES			
Net income	$ 44.3	$ 29.1	$159.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	28.8	31.0	31.3
Stock-based compensation	4.9	4.3	4.9
Excess tax benefit from stock-based compensation (Note 8)	(6.1)	(1.0)	—
Deferred income tax provision	10.7	7.4	37.0
Non-cash effects of changes in liabilities for uncertain income tax positions	(3.9)	—	—
Loss on retirement of bonds	0.6	2.4	—
Inventory acquired in acquisition (Note 3)	(6.6)	—	—
Reclassification of cumulative translation adjustments related to investments in Canada (Note 12)	—	—	(87.9)
Gain on sale of Woodlands	—	—	(74.1)
SERP payment, net of settlement charge	(3.4)	—	—
Gain on sale of the Ripon Mill	—	—	(3.4)
Loss on other asset dispositions	0.1	0.1	0.2
Net cash used in changes in operating working capital (Note 14)	(20.9)	(7.2)	(3.9)
Pension and other post-employment benefits	(7.3)	(7.7)	(7.8)
Other	(1.1)	(1.2)	(0.9)
NET CASH PROVIDED BY OPERATING ACTIVITIES	40.1	57.2	54.5
INVESTING ACTIVITIES			
Capital expenditures	(25.1)	(23.1)	(17.4)
Decrease (increase) in restricted cash	7.0	(7.0)	—
Sales (purchases) of marketable securities	(0.1)	1.2	(3.5)
Purchase of brands (Note 3)	(14.1)	—	—
Net proceeds from sale of the Woodlands (Note 12)	—	—	78.0
Proceeds from asset sales	—	—	8.7
Other	—	—	0.7
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(32.3)	(28.9)	66.5
FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	111.9	30.3	0.1
Repayments of long-term debt	(96.0)	(98.7)	(71.5)
Short-term borrowings	1.2	16.4	13.3
Repayments of short-term borrowings	(21.1)	(7.8)	(14.8)
Proceeds from exercise of stock options	5.3	2.6	0.7
Excess tax benefit from stock-based compensation (Note 8)	6.1	1.0	—
Cash dividends paid	(7.8)	(6.7)	(5.9)
Shares purchased (Note 9)	(11.7)	(0.5)	(0.2)
Other	(0.9)	(0.4)	—
NET CASH USED IN FINANCING ACTIVITIES	(13.0)	(63.8)	(78.3)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	0.2	—	—
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5.0)	(35.5)	42.7
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12.8	48.3	5.6
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7.8	$ 12.8	$ 48.3

See Notes to Consolidated Financial Statements

(Dollars in millions, except as noted)

Note 1. Background and Basis of Presentation

Background

Neenah Paper, Inc. ("Neenah" or the "Company"), is a Delaware corporation incorporated in April 2004. The Company has two primary operations: its technical products business and its fine paper business.

The technical products business is an international producer of transportation and other filter media and durable, saturated and coated substrates for industrial products backings and a variety of other end markets. The fine paper business is a supplier of premium writing, text and cover papers, bright papers and specialty papers primarily in North America. The Company's premium writing, text, cover and specialty papers are used in commercial printing and imaging applications for corporate identity packages, invitations, personal stationery and high-end advertising, as well as premium labels and luxury packaging.

On January 31, 2012, the Company purchased certain premium paper brands and other assets from Wausau Paper Mills, LLC, a subsidiary of Wausau Paper Corp. ("Wausau") for approximately $21 million. See Note 3, "Acquisitions."

In May 2009, the Company permanently closed the fine paper mill located in Ripon, California (the "Ripon Mill"). In October 2010, the Company sold the remaining long-lived assets of the Ripon Mill, primarily composed of land and buildings, to Diamond Pet Food Processors of Ripon, LLC ("Diamond") for gross proceeds of approximately $9 million. Pursuant to the terms of the transaction, Diamond acquired all the assets and assumed responsibility for substantially all the remaining liabilities associated with the Ripon Mill. The Company recognized a pre-tax gain on the sale of approximately $3.4 million.

In June 2008, the Company's wholly owned subsidiary, Neenah Paper Company of Canada ("Neenah Canada") sold its pulp mill in Pictou, Nova Scotia (the "Pictou Mill") to Northern Pulp Nova Scotia Corporation ("Northern Pulp"), a new operating company jointly owned by Atlas Holdings LLC ("Atlas") and Blue Wolf Capital Management LLC. In March 2010, Neenah Canada sold approximately 475,000 acres of woodland assets in Nova Scotia (the "Woodlands") to Northern Timber Nova Scotia Corporation, an affiliate of Northern Pulp, for C$82.5 million ($78.6 million). The sale resulted in a pre-tax gain, net of fees and other transaction costs, of $74.1 million. The sale of the Woodlands resulted in the substantially complete liquidation of the Company's investment in Neenah Canada. For the years ended December 31, 2012, 2011 and 2010, the results of operations of the Pictou Mill and the Woodlands, the gain on sale of the Woodlands, the reclassification into earnings of cumulative currency translation adjustments attributable to the Company's Canadian subsidiaries and the loss on disposal of the Pictou Mill are reported as discontinued operations. See Note 12, "Discontinued Operations — Sale of the Pictou Mill and the Woodlands."

Basis of Presentation

The consolidated financial statements include the financial statements of the Company and its wholly owned and majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Actual results could differ from these estimates, and changes in these estimates are recorded when known. Significant management judgment is required in determining the accounting for, among other things, pension and postretirement benefits, retained insurable risks, allowances for doubtful accounts and reserves for sales returns and cash discounts, purchase price allocations, useful lives for depreciation and amortization, future cash flows associated with impairment testing for tangible and intangible long-lived assets, income taxes, contingencies, inventory obsolescence and market reserves and the valuation of stock-based compensation.

Revenue Recognition

The Company recognizes sales revenue when all of the following have occurred: (1) delivery has occurred, (2) persuasive evidence of an agreement exists, (3) pricing is fixed or determinable, and (4) collection is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is largely dependent on shipping terms. Sales are reported net of allowable discounts and estimated returns. Reserves for cash discounts, trade allowances and sales returns are estimated using historical experience.

The Company's businesses manage seasonal peaks in inventory demand by providing certain customers with finished goods inventory on consignment. The Company accounts for such inventory as finished goods until title to the inventory is transferred and the customer assumes the risks and rewards of ownership at which time the Company recognizes sales revenue.

Earnings per Share ("EPS")

The Company computes basic earnings per share ("EPS") in accordance with Accounting Standards Codification ("ASC") Topic 260, *Earnings Per Share* ("ASC Topic 260"). In accordance with ASC Topic 260, share-based awards with non-forfeitable dividends are classified as participating securities. In calculating basic earnings per share, this method requires net income to be reduced by the amount of dividends declared in the current period for each participating security and by the contractual amount of dividends or other participation payments that are paid or accumulated for the current period. Undistributed earnings for the period are allocated to participating securities based on the contractual participation rights of the security to share in those current earnings assuming all earnings for the period are distributed. Holders of restricted stock and restricted stock units ("RSUs") have contractual participation rights that are equivalent to those of common stockholders. Therefore, the Company allocates undistributed earnings to restricted stock, RSUs and common stockholders based on their respective ownership percentage, as of the end of the period.

ASC Topic 260 also requires companies with participating securities to calculate diluted earnings per share using the "Two Class" method. The "Two Class" method requires first calculating diluted earnings per share using a denominator that includes the weighted average share equivalents from the assumed conversion of dilutive securities. Diluted earnings per share is then calculated using net income reduced by the amount of distributed and undistributed earnings allocated to participating securities calculated using the "Treasury Stock" method and a denominator that includes the weighted average share equivalents from the assumed conversion of dilutive securities excluding participating securities. The Company is required to report the lowest diluted earnings per share amount under the two calculations subject to the anti-dilution provisions of ASC Topic 260.

Diluted EPS was calculated to give effect to all potentially dilutive non-participating common share equivalents using the "Treasury Stock" method. Outstanding stock options, stock appreciation rights ("SARs") and certain RSUs with performance conditions represent the only potentially dilutive non-participating security effects on the Company's weighted-average shares. For the years ended December 31, 2012, 2011 and 2010, approximately 1,015,000, 1,365,000 and 1,590,000 potentially dilutive options, respectively, were excluded from the computation of dilutive common shares because the exercise price of such options exceeded the average market price of the Company's common stock for the period the options were outstanding.

The following table presents the computation of basic and diluted shares of common stock used in the calculation of EPS (amounts in millions, except share and per share amounts):

Earnings per basic common share

	Year Ended December 31,		
	2012	2011	2010
Income from continuing operations	$ 39.9	$ 29.3	$ 25.0
Distributed and undistributed amounts allocated to participating securities	(1.2)	(0.7)	(0.1)
Income from continuing operations available to common stockholders	38.7	28.6	24.9
Income (loss) from discontinued operations, net of income taxes	4.4	(0.2)	134.1
Distributed and undistributed amounts allocated to participating securities	(0.1)	—	(0.6)
Net income available to common stockholders	$ 43.0	$ 28.4	$ 158.4
Weighted-average basic shares outstanding	15,752	14,974	14,744
Basic earnings (loss) per share			
Continuing operations	$ 2.46	$ 1.91	$ 1.69
Discontinued operations	0.27	(0.01)	9.05
	$ 2.73	$ 1.90	$ 10.74

Form 10-K

Earnings per diluted common share

	Year Ended December 31,		
	2012	2011	2010
Income from continuing operations	$ 39.9	$ 29.3	$ 25.0
Distributed and undistributed amounts allocated to participating securities	(1.1)	(0.8)	(0.1)
Income from continuing operations available to common stockholders	38.8	28.5	24.9
Income (loss) from discontinued operations, net of income taxes	4.4	(0.2)	134.1
Distributed and undistributed amounts allocated to participating securities	(0.1)	—	(0.6)
Net income available to common stockholders	$ 43.1	$ 28.3	$ 158.4
Weighted-average basic shares outstanding	15,752	14,974	14,744
Add: Assumed incremental shares under stock-based compensation plans	320	675	768
Weighted average diluted shares	16,072	15,649	15,512
Diluted earnings (loss) per share			
Continuing operations	$ 2.41	$ 1.82	$ 1.61
Discontinued operations	0.27	(0.01)	8.60
	$ 2.68	$ 1.81	$ 10.21

Financial Instruments

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. As of December 31, 2012 and 2011, $0.7 million and $0.6 million, respectively, of the Company's cash and cash equivalent is restricted to the payment of postretirement benefits for certain former Fox River executives. As of December 31, 2011, the Company had $7.0 million of cash that was restricted to the payment of benefits under its supplemental retirement contribution plan (the "SERP").

Inventories

U.S. inventories are valued at the lower of cost, using the Last-In, First-Out (LIFO) method for financial reporting purposes, or market. German inventories are valued at the lower of cost, using a weighted-average cost method, or market. The FIFO value of inventories valued on the LIFO method was $91.8 million and $59.1 million at December 31, 2012 and 2011, respectively. Cost includes labor, materials and production overhead.

Foreign Currency

Balance sheet accounts of Neenah Germany and Neenah Canada are translated from Euros and Canadian dollars, respectively, into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average exchange rates during the period. Translation gains or losses related to net assets located in Germany and Canada are recorded as unrealized foreign currency translation adjustments within accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in other (income) expense — net in the consolidated statements of operations.

Property and Depreciation

Property, plant and equipment are stated at cost, less accumulated depreciation. Certain costs of software developed or obtained for internal use are capitalized. When property, plant and equipment is sold or retired, the costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are recorded in other (income) expense — net. For financial reporting purposes, depreciation is principally computed on the straight-line method over estimated useful asset lives. Weighted average useful lives are approximately 33 years for buildings, 9 years for land improvements and 17 years for machinery and equipment. For income tax purposes, accelerated methods of depreciation are used.

Estimated useful lives are periodically reviewed and changed when warranted. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their cost may not be recoverable. An impairment loss would be recognized when estimated undiscounted future pre-tax cash flows from the use of an asset are less than its carrying amount. Measurement of an impairment loss is based on the excess of the carrying amount of the asset over its fair value. Fair value is generally measured using discounted cash flows.

The costs of major rebuilds and replacements of plant and equipment are capitalized, and the cost of maintenance performed on manufacturing facilities, composed of labor, materials and other incremental costs, is charged to operations as incurred. Start-up costs for new or expanded facilities, including costs related to trial production, are expensed as incurred.

The Company accounts for asset retirement obligations ("AROs") in accordance with ASC Topic 410, *Asset Retirements and Environmental Obligations,* which requires companies to make estimates regarding future events in order to record a liability for AROs in the period in which a legal obligation is created. Such liabilities are recorded at fair value, with an offsetting increase to the carrying value of the related long-lived asset. As of December 31, 2012, the Company is unable to estimate its AROs for environmental liabilities at its manufacturing facilities.

Goodwill and Other Intangible Assets

The Company follows the guidance of ASC Topic 805, *Business Combinations* ("ASC Topic 805"), in recording goodwill arising from a business combination as the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed. All of the Company's goodwill was acquired in conjunction with the acquisition of the stock of FiberMark Services GmbH & Co. KG and the stock of FiberMark Beteiligungs GmbH (collectively, "Neenah Germany") in October 2006.

Under ASC Topic 350, *Intangibles — Goodwill and Other* ("ASC Topic 350"), goodwill is subject to impairment testing at least annually. ASC Topic 350 provides an entity with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If the two-step impairment test is necessary, a fair-value-based test is applied at the reporting unit level, which is generally one level below the operating segment level. The test compares the fair value of an entity's reporting units to the carrying value of those reporting units. This test requires various judgments and estimates. The Company estimates the fair value of the reporting unit using a market approach in combination with a discounted operating cash flow approach. Impairment of goodwill is measured as the excess of the carrying amount of goodwill over the fair values of recognized and unrecognized assets and liabilities of the reporting unit. An adjustment to goodwill will be recorded for any goodwill that is determined to be impaired. The Company tests goodwill for impairment at least annually on November 30 in conjunction with preparation of its annual business plan, or more frequently if events or circumstances indicate it might be impaired.

At November 30, 2012, the Company's assessment of qualitative facts and circumstances indicated no impairment of goodwill. The qualitative factors considered included, but were not limited to, changes in the macroeconomic conditions; changes in industry and market conditions such as an increase in the competitive environment; changes in manufacturing input costs — particularly to the extent these cannot be recovered through higher selling prices; changes in Neenah Germany's financial performance including earnings and cash flows; and changes in the Company's market capitalization.

Intangible assets with finite useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC Topic 360, *Property, Plant, and Equipment*. Intangible assets consist primarily of customer relationships, trade names and acquired intellectual property. Such intangible assets are amortized using the straight-line method over estimated useful lives of between 10 and 15 years. Certain trade names are estimated to have indefinite useful lives and as such are not amortized. Intangible assets with indefinite lives are reviewed for impairment at least annually in accordance with ASC Topic 350. See Note 4, "Goodwill and Other Intangible Assets."

Research and Development Expense

Research and development costs are charged to expense as incurred and are recorded in "Selling, general and administrative expenses" on the consolidated statement of operations. See Note 14, "Supplemental Data — Supplemental Statement of Operations Data."

Fair Value Measurements

The Company measures the fair value of pension plan assets in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC Topic 820") which establishes a framework for measuring fair value. ASC Topic 820 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques attempt to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the fair value of the Company's pension plan assets:

	Assets at Fair Value at December 31,							
	Level 1		Level 2 (a)		Level 3		Total	
	2012	2011	2012	2011	2012	2011	2012	2011
Equity securities:								
Domestic	$—	$—	$ 53.2	$ 61.3	$—	$—	$ 53.2	$ 61.3
International	—	—	43.2	29.4	—	—	43.2	29.4
Fixed income	—	—	141.9	116.1	—	—	141.9	116.1
Cash and equivalents	1.0	3.8	—	—	—	—	1.0	3.8
Total assets at fair value	$1.0	$3.8	$238.3	$206.8	$—	$—	$239.3	$210.6

(a) Pension plan assets are invested in a master collective trust (the "Master Trust ") which holds mutual funds and common stock. Shares of mutual funds and common stock owned by the Master Trust are valued at quoted market prices. Pension plan assets invested in the Master Trust are presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

Fair Value of Financial Instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The fair value of short and long-term debt is estimated using current market prices for the Company's publicly traded debt or rates currently available to the Company for debt of the same remaining maturities. The following table presents the carrying value and the fair value of the Company's debt.

	December 31, 2012		**December 31, 2011**	
	Carrying Value	Fair Value (a)	Carrying Value	Fair Value (a)
Senior Notes (7.375% fixed rate)	$ 90.0	$ 90.0	$158.0	$158.8
Revolving bank credit facility (variable rates)	55.7	55.7	—	—
Term Loan (variable rates)	30.0	30.0	—	—
Neenah Germany project financing (3.8% fixed rate)	6.6	6.9	8.1	8.0
Neenah Germany revolving line of credit (variable rates)	—	—	20.1	20.1
Long-term debt	$182.3	$182.6	$186.2	$186.9

(a) Fair value for the Senior Notes was estimated from Level 1 measurements, the fair value for all other debt instruments was estimated from Level 2 measurements.

The Company's investments in marketable securities are accounted for as "available-for-sale securities" in accordance with ASC Topic 320, *Investments — Debt and Equity Securities* ("ASC Topic 320"). Pursuant to ASC Topic 320, marketable securities are reported at fair value on the consolidated balance sheet and unrealized holding gains and losses are reported in other comprehensive income until realized upon sale. At December 31, 2012 and 2011, the Company had approximately $2.6 million and $2.4 million, respectively, in marketable securities classified as "Other Assets" on the consolidated balance sheet. The cost of such marketable securities was $2.6 million and $2.5 million, respectively. Fair value for the Company's marketable securities was estimated from Level 1 measurements. The Company's marketable securities are restricted to the payment of benefits under the SERP.

Other Comprehensive Income (Loss)

Comprehensive income (loss) includes, in addition to net income (loss), gains and losses recorded directly into stockholders' equity on the consolidated balance sheet. These gains and losses are referred to as other comprehensive income items. Accumulated other comprehensive income (loss) consists of foreign currency translation gains and (losses), deferred gains and (losses) on "available-for-sale" securities, and adjustments related to pensions and other post-retirement benefits. The Company does not provide income taxes for foreign currency translation adjustments related to indefinite investments in foreign subsidiaries. The sale of the Woodlands in 2010 resulted in the substantially complete liquidation of the Company's investment in Neenah Canada. In accordance with Accounting Standards Codification ("ASC") Topic 830, *Foreign Currency Matters* ("ASC Topic 830"), $87.9 million of cumulative currency translation adjustments attributable to the Company's Canadian subsidiaries were reclassified into earnings and recognized as part of the gain on sale of the Woodlands. There were no tax consequences related to the repatriation of funds from the sale of the Woodlands.

The components of accumulated other comprehensive income (loss), net of applicable income taxes are as follows:

	December 31,	
	2012	2011
Unrealized foreign currency translation gains	$ 9.2	$ 4.8
Net loss from pension and other postretirement benefit liabilities (net of income tax benefits of $34.9 million and $27.2 million, respectively)	(59.1)	(44.5)
Unrealized gain on "available-for-sale" securities	0.1	—
Accumulated other comprehensive loss	$(49.8)	$(39.7)

Accounting Standards Changes

In July 2012, the FASB issued Accounting Standards Update No. 2012-02 ("ASU No. 2012-02") which amends ASC Topic 350, *Intangibles — Goodwill and Other* ("ASC Topic 350"). ASU Topic No. 2012-02 permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform a quantitative impairment test. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount, as described in ASC Topic 350. Under ASU No. 2012-02, an entity has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity may resume performing the qualitative assessment in any subsequent period.

ASU No. 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. The Company adopted ASU No. 2012-02 in its annual financial statements for the year ending December 31, 2012. The adoption of ASU No. 2012-02 did not affect the Company's financial position, results of operations or cash flows.

As of December 31, 2012, no other amendments to the ASC had been issued but not adopted by the Company that will have or are reasonably likely to have a material effect on its results of operations, financial position or cash flows.

Note 3. ***Acquisitions***

On January 31, 2012, the Company purchased certain premium paper brands and other assets from Wausau. The Company paid approximately $21 million for (i) the premium fine paper brands ASTROBRIGHTS®, ASTROPARCHE® and ROYAL, (ii) exclusive, royalty free and perpetual license rights for a portion of the EXACT® brand specialty business, including Index, Tag and Vellum Bristol, (iii) approximately one month of finished goods inventory and (iv) certain converting equipment used for retail grades. In addition, the parties entered into a supply agreement under which Wausau agreed to manufacture and supply certain products to the Company during a transition period. The acquisition was financed through the Company's existing credit facility and cash on hand. The results of the Index, Tag and Vellum Bristol brands are reported in the Other segment from the date of acquisition. The results of all other brands acquired from Wausau are reported in the Fine Paper segment from the date of acquisition. For the year ended December 31, 2012, the Company incurred $5.8 million in acquisition integration costs.

The Company accounted for the acquisition of the Wausau brands as an asset purchase. The following table sets forth by level, within the fair value hierarchy, the fair value of the assets acquired from Wausau in accordance with ASC Topic 820:

	Acquired Assets at Fair Value			
	Level 1	Level 2	Level 3	Total
Amortizable intangible assets				
Customer based intangibles	$—	$ —	$ 2.0	$ 2.0
Trade names and trademarks	—	—	0.1	0.1
Non-amortizable intangible assets				
Trade names	—	—	11.5	11.5
Finished goods inventory	—	6.6	—	6.6
Property, plant and equipment	—	—	0.9	0.9
Total assets at fair value	$—	$6.6	$14.5	$21.1

Note 4. ***Goodwill and Other Intangible Assets***

As of December 31, 2012, the Company had goodwill of $41.4 million which is not amortized. The following table presents changes in goodwill (all of which relates to the Company's Technical Products segment) for the years ended December 31, 2012, 2011 and 2010:

	Gross Amount	Accumulated Impairment Losses	Net
Balance at December 31, 2009	$98.9	$(54.0)	$44.9
Foreign currency translation	(7.5)	4.1	(3.4)
Balance at December 31, 2010	91.4	(49.9)	41.5
Foreign currency translation	(2.3)	1.3	(1.0)
Balance at December 31, 2011	89.1	(48.6)	40.5
Foreign currency translation	7.0	(6.1)	0.9
Balance at December 31, 2012	$96.1	$(54.7)	$41.4

Impairment

As of December 31, 2012 and 2011, the carrying amount of goodwill assigned to Neenah Germany was not impaired.

Other Intangible Assets

As of December 31, 2012, the Company had recognized net identifiable intangible assets of $34.0 million. All such intangible assets were acquired in the acquisitions of Neenah Germany, Fox River and the Wausau brands. The following table details amounts related to those assets.

	Weighted average amortization period (years)	December 31, 2012		December 31, 2011	
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortizable intangible assets					
Customer based intangibles	15	$16.3	$ (6.2)	$14.1	$(5.0)
Trade names and trademarks	10	5.5	(3.4)	5.4	(2.8)
Acquired Technology	10	1.1	(0.7)	1.0	(0.5)
Total amortizable intangible assets		22.9	(10.3)	20.5	(8.3)
Trade names	Not amortized	21.4	—	9.7	—
Total		$44.3	$(10.3)	$30.2	$(8.3)

In conjunction with the acquisition of the Wausau brands, the Company recorded approximately $11.5 million in non-amortizable intangible trade names, approximately $0.1 million in amortizable intangible trade names and trademarks and approximately $2.0 million in customer based intangible assets. The weighted average useful lives assigned to amortizable intangible trade names and trademarks and customer based intangible assets was 8 years and 15 years, respectively.

As of December 31, 2012, $17.9 million and $16.1 million of such intangible assets are reported within the Technical Products and Fine Paper segments, respectively. See Note 13, "Business Segment and Geographic Information." Aggregate amortization expense of acquired intangible assets for the years ended December 31, 2012, 2011 and 2010 was $1.9 million, $1.7 million and $1.6 million, respectively and was reported in Cost of Products Sold on the Consolidated Statement of Operations. Estimated annual amortization expense for each of the next five years is approximately $1.7 million.

Note 5. Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*. Income tax expense represented 30.0 percent, 29.1 percent and 28.2 percent of income from continuing operations before income taxes for the years ended December 31, 2012, 2011 and 2010, respectively. The following table presents the principal reasons for the difference between the Company's effective income tax rate and the U.S. federal statutory income tax rate:

	Year Ended December 31,					
	2012	**2012**	**2011**	**2011**	**2010**	**2010**
U.S. federal statutory income tax rate	35.0%	$ 20.0	35.0%	$14.5	35.0%	$12.2
U.S. state income taxes, net of federal income tax effect	1.9%	1.1	1.8%	0.7	1.9%	0.7
Uncertain income tax positions	1.2%	0.6	0.1%	0.1	(1.1)%	(0.4)
Foreign tax rate and structure differences	(7.0)%	(4.0)	(9.3)%	(3.9)	(10.3)%	(3.6)
Other differences — net	(1.1)%	(0.6)	1.5%	0.6	2.7%	0.9
Effective income tax rate	30.0%	$ 17.1	29.1%	$12.0	28.2%	$ 9.8

The Company's effective income tax rate can be affected by many factors, including but not limited to, changes in the mix of earnings in taxing jurisdictions with differing statutory rates, changes in corporate structure as a result of business acquisitions and dispositions, changes in the valuation of deferred tax assets and liabilities, the results of audit examinations of previously filed tax returns and changes in tax laws.

The following table presents the U.S. and foreign components of income from continuing operations before income taxes:

	Year Ended December 31,		
	2012	2011	2010
Income from continuing operations before income taxes:			
U.S.	$35.8	$23.1	$20.6
Foreign	21.2	18.2	14.2
Total	$57.0	$41.3	$34.8

The following table presents the components of the provision (benefit) for income taxes:

	Year Ended December 31,		
	2012	2011	2010
Provision (benefit) for income taxes:			
Current:			
Federal	$(2.2)	$ 0.2	$(0.4)
State	—	0.4	(0.1)
Foreign	8.8	3.9	3.6
Total current tax provision	6.6	4.5	3.1
Deferred:			
Federal	12.0	8.9	7.2
State	0.4	1.2	1.2
Foreign	(1.9)	(2.6)	(1.7)
Total deferred tax provision	10.5	7.5	6.7
Total provision for income taxes	$17.1	$12.0	$ 9.8

The Company has elected to treat its Canadian operations as a branch for U.S. income tax purposes. Therefore, the amount of income (loss) before income taxes from Canadian operations are included in the Company's consolidated U.S. income tax returns and such amounts are subject to U.S. income taxes.

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The components of deferred tax assets and liabilities are as follows:

	December 31,	
	2012	2011
Net current deferred income tax assets		
Net operating losses	$ 18.9	$ 9.8
Employee benefits	1.7	4.0
Accrued liabilities	2.8	2.2
Inventory	3.6	1.4
Other	0.3	0.7
Net current deferred income tax assets before valuation allowance	27.3	18.1
Valuation allowance	(0.1)	(0.5)
Net current deferred income tax assets	27.2	17.6
Net noncurrent deferred income tax assets		
Net operating losses and credits	16.0	29.5
Employee benefits	38.2	36.9
Accelerated depreciation	(18.4)	(19.7)
Other	(0.2)	—
Net noncurrent deferred income tax assets before valuation allowance	35.6	46.7
Valuation allowance	(0.3)	(1.2)
Net noncurrent deferred income tax assets	35.3	45.5
Total deferred income tax assets	$ 62.5	$ 63.1
Net noncurrent deferred income tax liability		
Accelerated depreciation	$ 18.6	$ 18.8
Intangibles	4.7	5.0
Interest limitation	(5.2)	(4.7)
Employee benefits	(5.0)	(2.7)
Net operating losses	(0.2)	(0.3)
Other	(0.4)	(0.1)
Net noncurrent deferred income tax liabilities	$ 12.5	$ 16.0

As of December 31, 2012, a valuation allowance of $0.4 million has been provided against certain U.S. state deferred income tax assets in states where the Company no longer has operations. In determining the need for a valuation allowance, the Company considers many factors, including specific taxing jurisdictions, sources of taxable income, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

As of December 31, 2012, the Company had $65.9 million of U.S. Federal and $76.9 million of U.S. state net operating losses ("NOLs"). If not used, substantially all of the NOLs will expire in various amounts between 2028 and 2030. The Company also has preacquisition and recognized built-in loss carryovers of approximately $13.5 million, net of expected limitations. In addition, the Company has $2.8 million of Alternative Minimum Tax carryovers, which can be carried forward indefinitely.

No provision for U.S. income taxes has been made for undistributed earnings of certain of the Company's foreign subsidiaries which have been indefinitely reinvested. The Company is unable to estimate the amount of U.S. income taxes that would be payable if such undistributed foreign earnings were repatriated.

The following is a tabular reconciliation of the total amounts of uncertain tax positions as of and for the years ended December 31, 2012, 2011 and 2010:

	For the Years Ended December 31,		
	2012	2011	2010
Balance at January 1,	$ 8.4	$ 8.6	$10.5
Increases in prior period tax positions	4.4	0.2	1.7
Decreases in prior period tax positions	(7.5)	(0.3)	(3.5)
Decreases due to settlements with tax authorities	(0.5)	(0.1)	(0.1)
Balance at December 31,	$ 4.8	$ 8.4	$ 8.6

If recognized, approximately $4.2 million of the benefit for uncertain tax positions at December 31, 2012 would favorably affect the Company's effective tax rate in future periods. The Company does not expect that the expiration of the statute of limitations or the settlement of audits in the next 12 months will result in liabilities for uncertain income tax positions that are materially different than the amounts that were accrued as of December 31, 2012.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and foreign jurisdictions. The Company is no longer subject to U.S. federal examination for years before 2009 and state and local examinations for years before 2007 and non-U.S. income tax examinations for years before 2005. As of December 31, 2012, audit findings related to the 2006 through 2007 tax years were in the process of being appealed to the German tax authorities. For a discussion of uncertainties related to tax matters see Note 11, "Contingencies and Legal Matters."

The Company recognizes accrued interest and penalties related to uncertain income tax positions in the Provision for income taxes on the consolidated statements of operations. For the years ended December 31, 2012 and 2011, the Company recognized an expense (benefit) for interest and penalties of $(0.5) million and $0.2 million, respectively. The Company recognized interest and penalties of less than $0.1 million for the year ended December 31, 2010. As of December 31, 2012 and 2011, the Company had $0.1 million and $0.9 million, respectively, accrued for interest and penalties related to uncertain income tax positions.

Note 6. Debt

Long-term debt consisted of the following:

	December 31,	
	2012	2011
Senior Notes (7.375% fixed rate) due 2014	$ 90.0	$158.0
Revolving bank credit facility (variable rates), due 2017	55.7	—
Term Loan (variable rates), due in quarterly installments through November 2017	30.0	—
Neenah Germany project financing (3.8% fixed rate) due in 16 equal semi-annual installments ending December 2016	6.6	8.1
Neenah Germany revolving lines of credit (variable rates)	—	20.1
Total Debt	182.3	186.2
Less: Debt payable within one year	4.7	21.7
Long-term debt	$177.6	$164.5

Senior Unsecured Notes

On December 31, 2012, the Company had $90 million of ten-year 7.375% senior unsecured notes, originally issued on November 30, 2004 (the "Senior Notes") outstanding. A description and history of the Senior Notes is as follows:

- Original Issuance. On November 30, 2004, the Company issued $225 million aggregate principal amount of Senior Notes. Interest on the Senior Notes is payable May 15 and November 15 of each year. The Senior Notes are fully and unconditionally guaranteed by substantially all of the Company's subsidiaries, with the exception of our non-Canadian international subsidiaries.
- Covenants. The Senior Notes contain terms, covenants and events of default with which the Company must comply, which the Company believes are ordinary and standard for notes of this nature. Among other things, the Senior Notes contain covenants restricting our ability to incur certain additional debt, make specified restricted payments, pay dividends, authorize or issue capital stock, enter into transactions with our affiliates, consolidate or merge with or acquire another business, sell certain of our assets or liquidate, dissolve or wind-up the Company.
- First Open Market Purchases. During the three months ended September 30, 2010, the Company completed open market purchases of $2 million aggregate principal amount of the Senior Notes for slightly less than par value.
- First Early Redemption. On March 10, 2011, the Company completed an early redemption of $65 million in aggregate principal amount of the Senior Notes (the "First Early Redemption"). For the year ended December 31, 2011, the Company recognized a pre-tax loss, including the write-off of related unamortized debt issuance costs, of approximately $2.4 million in connection with the First Early Redemption.
- Second Early Redemption. On April 23, 2012, the Company redeemed $10 million in aggregate principal amount of the Senior Notes (the "Second Early Redemption"). The Second Early Redemption was financed with available secured revolving credit facility borrowings. The Company recognized a pre-tax loss, including the write-off of related unamortized debt issuance costs, of approximately $0.2 million in connection with the Second Early Redemption.
- Third Early Redemption. On October 16, 2012, the Company redeemed $58 million in aggregate principal amount of the Senior Notes (the "Third Early Redemption"). The Senior Notes were purchased at par value on November 15, 2012. The Third Early Redemption was financed by a combination of borrowings using the Company's revolving credit facility and a new $30 million term loan. The Company recognized a pre-tax loss, including the write-off of related unamortized debt issuance costs, of approximately $0.4 million in connection with the Third Early Redemption.

Redemption Rights/Open Market Purchases. Commencing on or after November 15, 2012, the Company may redeem all or any portion of the Senior Notes at 100 percent of the principal amount plus accrued and unpaid interest. From time-to-time, the Company may either redeem or repurchase on the open market its Senior Notes. The Company's ability to either redeem or repurchase its Senior Notes is limited under the terms of its secured revolving credit facility.

Amended and Restated Secured Revolving Credit Facility

Second Amended and Restated Credit Agreement. On October 11, 2012, the Company amended and extended its credit facility by entering into a Second Amended and Restated Credit Agreement (the "Second Amended and Restated Credit Agreement") by and among the Company and certain of its subsidiaries as co-borrowers, the financial institutions signatory to the Second Amended and Restated Credit Agreement as lenders, and JPMorgan Chase Bank, N.A., as agent for the lenders.

The Second Amended and Restated Credit Agreement, among other things: (i) extended the term of the prior credit facility by two years; (ii) increased the revolving credit commitment from $95 million to $105 million; (iii) added a $30 million deferred draw term loan commitment (the "Term Loan"), borrowings which the Company used to redeem a portion of its Senior Notes, (iv) reduced certain interest rates and fees payable on revolving credit borrowings; (v) removed Neenah Paper Company of Canada ("Neenah Canada") as a Guarantor (as defined in the prior credit agreement) and released liens and security interests previously granted by Neenah Canada; and (vi) made certain definitional, administrative and covenant changes.

The Term Loan was drawn in a single draw on November 13, 2012, and is subject to certain borrowing conditions. The principal balance of the Term Loan is repayable in quarterly installments beginning on March 31, 2013. Both the revolving credit commitment and the Term Loan mature on November 30, 2017 (or on August 15, 2014, if by that date the Senior Notes have not been redeemed, repurchased, defeased or repaid in full, or extended or refinanced to a date at least 90 days after November 30, 2017). The Term Loan bears interest at either (1) a prime rate-based index, as defined, plus 2.25 percent, or (2) LIBOR plus 3.75 percent. As of December 31 2012, the weighted-average interest rate on outstanding Term Loan borrowings was 4.0 percent per annum.

As of December 31, 2012, the Company had a $105 million secured revolving credit facility (the "Revolver") pursuant to the Second Amended and Restated Credit Agreement. As of December 31 2012, the weighted-average interest rate on outstanding Revolver borrowings was 2.4 percent per annum. Borrowing availability under the Revolver is reduced by outstanding letters of credit and reserves for certain other items as defined in the Amended Credit Agreement. As of December 31 2012, the Company had $55.7 million of Revolver borrowings outstanding, approximately $0.7 million of outstanding letters of credit and other items, and $48.6 million of available credit under the Revolver.

As of December 31 2012, the Second Amended and Restated Credit Agreement had the following general terms and conditions:

- Borrowing Limit. The Company's ability to borrow under the Revolver is limited to the lowest of (a) $105 million; (b) the Company's borrowing base (as determined in accordance with the Second Amended and Restated Credit Agreement) and (c) the applicable cap on the amount of "credit facilities" under the indenture for the Senior Notes.
- Term and Security. The Second Amended and Restated Credit Agreement will terminate on November 30, 2017 (or on August 31, 2014 if the Senior Notes have not been repurchased, defeased, refinanced or extended as of such date). The Second Amended and Restated Credit Agreement is secured by substantially all of the assets of the Company and the subsidiary borrowers. Neenah Germany is not obligated with respect to the Second Amended and Restated Credit Agreement, either as a borrower or a guarantor.
- Interest Rate. The Revolver bears interest at either (1) a prime rate-based index, as defined, plus a percentage ranging from 0.25 percent to 0.75 percent, or (2) LIBOR plus a percentage ranging from 1.75 percent to 2.25 percent, depending upon the amount of borrowing availability under the Revolver. The Company is also required to pay a monthly facility fee on the unused amount of the Revolver commitment at a per annum rate ranging between 0.25 percent and 0.375 percent, depending upon usage under the Revolver.
- Terms, Covenants and Events of Default. The Second Amended and Restated Credit Agreement contains terms, covenants and events of default with which the Company must comply, which the Company believed are ordinary and standard for agreements of this nature. Among other things, such covenants restrict the Company's ability to incur certain additional debt, make specified restricted payments, authorize or issue capital stock, enter into transactions with affiliates, consolidate or merge with or acquire another business, sell certain of its assets, or dissolve or wind up. In addition, if the Company has outstanding borrowings under the Term Loan or if borrowing availability under the Second Amended and Restated Credit Agreement is less than $20 million, the Company is required to achieve a fixed charge coverage ratio (as defined in the Second Amended and Restated Credit Agreement) of not less than 1.1 to 1.0 for the preceding 12-month period, tested as of the end of such quarter. As of December 31 2012, the Company was in compliance with all terms of the Second Amended and Restated Credit Agreement.

  The Company's ability to pay cash dividends on its common stock was limited under the terms of both the Second Amended and Restated Credit Agreement and the Senior Notes. At December 31 2012, under the most restrictive terms of the indenture for the Senior Notes, the Company's ability to pay cash dividends on its common stock was limited to a total of $8 million in a 12-month period. However, the Company can pay dividends in excess of $8 million in a 12-month period by making restricted payments as defined in the indenture for the Senior Notes.
- Stock Repurchases. The Second Amended and Restated Credit Agreement allows the Company to repurchase (1) up to $15 million of its own stock on or before December 31, 2012, and (2) up to an additional $10 million of its stock annually thereafter during the term of the Second Amended and Restated Credit Agreement, subject to the terms and conditions contained in the Second Amended and Restated Credit Agreement.

Other Debt

German Loan Agreement. In December 2006, Neenah Germany entered into a 10-year agreement with HypoVereinsbank and IKB Deutsche Industriebank AG to provide €10.0 million of project financing (the "German Loan Agreement"). As of December 31, 2012, €5.0 million ($6.6 million, based on exchange rates at December 31, 2012) was outstanding under the German Loan Agreement.

German Lines of Credit

HypoVereinsbank Line of Credit. Neenah Germany has a revolving line of credit with HypoVereinsbank (the "HypoVereinsbank Line of Credit") that provides for borrowings of up to €15 million for general corporate purposes. As of December 31, 2012, no amounts were outstanding under the HypoVereinsbank Line of Credit and €15.0 million ($19.8 million, based on exchange rates at December 31, 2012) of credit was available. As of December 31, 2011, the weighted-average interest rate on outstanding HypoVereinsbank Line of Credit borrowings was 3.8 percent per annum.

Commerzbank Line of Credit. In January 2011, Neenah Germany entered into an agreement with Commerzbank AG ("Commerzbank") to provide up to €3.0 million of unsecured revolving credit borrowings for general corporate purposes (the "Commerzbank Line of Credit"). In February 2012, the Company and Commerzbank amended the Commerzbank Line of Credit to provide up to €5.0 million of unsecured revolving credit borrowings. As of December 31, 2012, no amounts were outstanding under the Commerzbank Line of Credit and €5.0 million ($6.6 million, based on exchanges rates at December 31, 2012) of credit was available. As of December 31, 2011, the weighted average interest rate on Commerzbank Line of Credit borrowings was 3.6 percent per annum.

Restrictions under German Credit Facilities

Neenah Germany's ability to pay dividends or transfer funds to the Company is limited under the terms of both the HypoVereinsbank and Commerzbank lines of credit, to not exceed certain limits defined in the agreements without approval from the lenders or repayment of the amount outstanding under the lines of credit. In addition, the terms of the HypoVereinsbank and Commerzbank lines of credit require Neenah Germany to maintain a ratio of stockholder's equity to total assets equal to or greater than 45 percent. The Company was in compliance with all provisions of the HypoVereinsbank and Commerzbank lines of credit as of December 31, 2012.

Principal Payments

The following table presents the Company's required debt payments:

	2013	2014 (a)	2015	2016	2017	Thereafter	Total
Debt payments	$4.7	$94.6	$6.2	$6.1	$70.7	$ —	$182.3

(a) Includes principal payments on the Senior Notes of $90 million.

Note 7. Pension and Other Postretirement Benefits

Pension Plans

Substantially all active employees of the Company's U.S. operations participate in defined benefit pension plans and/or defined contribution retirement plans. Neenah Germany has defined benefit plans designed to provide a monthly pension upon retirement for substantially all its employees in Germany. In addition, the Company maintains a SERP which is a non-qualified defined benefit plan. The Company provides benefits under the SERP to the extent necessary to fulfill the intent of its defined benefit retirement plans without regard to the limitations set by the Internal Revenue Code on qualified defined benefit plans.

For the years ended December 31, 2012 and 2010, benefit payments under the SERP exceeded the sum of expected service cost and interest costs for the plan for the respective calendar years. In accordance with ASC Topic 715, *Compensation — Retirement Benefits* ("ASC Topic 715"), the Company measured the liabilities of the SERP and recognized settlement losses of $3.5 million and $0.3 million, respectively.

The Company's funding policy for qualified defined benefit plans for its U.S. operations is to contribute assets to fully fund the accumulated benefit obligation. Subject to regulatory and tax deductibility limits, any funding shortfall is to be eliminated over a reasonable number of years. Nonqualified plans providing pension benefits in excess of limitations imposed by taxing authorities are not funded. There is no legal or governmental obligation to fund Neenah Germany's benefit plans and as such the Neenah Germany defined benefit plans are currently unfunded.

The Company uses the fair value of pension plan assets to determine pension expense, rather than averaging gains and losses over a period of years. Investment gains or losses represent the difference between the expected return calculated using the fair value of the assets and the actual return based on the fair value of assets. The Company's pension obligations are measured annually as of December 31. As of December 31, 2012, the Company's pension plans had cumulative unrecognized investment losses and other actuarial losses of approximately $81.2 million recorded in accumulated other comprehensive income.

Other Postretirement Benefit Plans

The Company maintains postretirement health care and life insurance benefit plans for active employees of the Company and former employees of the Canadian pulp operations. The plans are generally noncontributory for employees who were eligible to retire on or before December 31, 1992 and contributory for most employees who became eligible to retire on or after January 1, 1993. The Company does not provide a subsidized benefit to most employees hired after 2003.

The Company's obligations for postretirement benefits other than pensions are measured annually as of December 31. At December 31, 2012, the assumed inflationary health care cost trend rates used to determine obligations at December 31, 2012 and costs for the year ended December 31, 2013 were 7.6 percent gradually decreasing to an ultimate rate of 4.5 percent in 2027. The assumed inflationary health care cost trend rates used to determine obligations at December 31, 2011 and costs for the year ended December 31, 2012 were 7.9 percent gradually decreasing to an ultimate rate of 4.5 percent in 2027.

The following table reconciles the benefit obligations, plan assets, funded status and net liability information of the Company's pension and other postretirement benefit plans.

	Pension Benefits		Postretirement Benefits Other than Pensions	
	Year Ended December 31,			
	2012	2011	2012	2011
Change in Benefit Obligation:				
Benefit obligation at beginning of year	$287.4	$252.7	$ 42.5	$ 42.0
Service cost	4.6	4.1	1.8	1.7
Interest cost	14.1	14.5	2.1	2.3
Currency	1.1	(1.1)	0.1	(0.1)
Actuarial loss	36.9	28.9	3.2	0.2
Benefit payments from plans	(12.5)	(11.8)	(3.0)	(2.8)
Loss on plan settlement	(6.9)	—	—	—
Plan amendments	0.6	—	—	(0.8)
Other	—	0.1	—	—
Benefit obligation at end of year	$325.3	$287.4	$ 46.7	$ 42.5
Change in Plan Assets:				
Fair value of plan assets at beginning of year	$210.6	$192.2	$ —	$ —
Actual gain on plan assets	23.9	15.2	—	—
Employer contributions	15.3	12.9	—	—
Benefit payments	(10.5)	(9.7)	—	(0.2)
Settlement payments	—	—	—	—
Other	—	—	—	0.2
Fair value of plan assets at end of year	$239.3	$210.6	$ —	$ —
Reconciliation of Funded Status				
Fair value of plan assets	$239.3	$210.6	$ —	$ —
Projected benefit obligation	325.3	287.4	46.7	42.5
Net liability recognized in statement of financial position	$(86.0)	$(76.8)	$(46.7)	$(42.5)
Amounts recognized in statement of financial position consist of:				
Current liabilities	$ (2.8)	$ (9.2)	$ (3.6)	$ (3.4)
Noncurrent liabilities	(83.2)	(67.6)	(43.1)	(39.1)
Net amount recognized	$(86.0)	$(76.8)	$(46.7)	$(42.5)

Amounts recognized in accumulated other comprehensive income consist of:

	Pension Benefits		Postretirement Benefits Other than Pensions	
	December 31,			
	2012	2011	2012	2011
Accumulated actuarial loss	$81.2	$60.4	$ 9.8	$7.1
Prior service cost	1.6	1.2	0.4	0.6
Total recognized in accumulated other comprehensive income	$82.8	$61.6	$10.2	$7.7

Summary disaggregated information about the pension plans follows:

	December 31,					
	Assets Exceed ABO		ABO Exceed Assets		Total	
	2012	2011	2012	2011	2012	2011
Projected benefit obligation	$—	$ —	$325.3	$287.4	$325.3	$287.4
Accumulated benefit obligation	—	—	311.9	274.0	311.9	274.0
Fair value of plan assets	—	—	239.3	210.6	239.3	210.6

Components of Net Periodic Benefit Cost

	Pension Benefits			Postretirement Benefits Other than Pensions		
	Year Ended December 31,					
	2012	2011	2010	2012	2011	2010
Service cost	$ 4.6	$ 4.1	$ 4.4	$1.8	$1.7	$1.6
Interest cost	14.1	14.5	14.0	2.1	2.3	2.2
Expected return on plan assets (a)	(15.3)	(15.0)	(13.8)	—	—	—
Recognized net actuarial loss	4.1	1.6	1.3	0.5	0.2	0.1
Amortization of prior service cost	0.3	0.2	0.1	0.2	0.5	0.4
Amount of curtailment loss recognized	—	—	—	0.3	—	—
Amount of settlement loss recognized	3.5	—	0.3	—	—	—
Net periodic benefit cost	$ 11.3	$ 5.4	$ 6.3	$4.9	$4.7	$4.3

(a) The expected return on plan assets is determined by multiplying the fair value of plan assets at the prior year-end (adjusted for estimated current year cash benefit payments and contributions) by the expected long-term rate of return.

Form 10-K

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income

	Pension Benefits			Postretirement Benefits Other than Pensions		
	Year Ended December 31,					
	2012	2011	2010	2012	2011	2010
Net periodic benefit expense	$11.3	$ 5.4	$ 6.3	$ 4.9	$ 4.7	$ 4.3
Accumulated actuarial loss	20.8	27.1	5.0	2.7	0.1	3.7
Prior service cost (credit)	0.4	(0.1)	0.7	(0.2)	(1.4)	(0.4)
Total recognized in other comprehensive income	21.2	27.0	5.7	2.5	(1.3)	3.3
Total recognized in net periodic benefit cost and other comprehensive income	$32.5	$32.4	$12.0	$ 7.4	$ 3.4	$ 7.6

The estimated net actuarial loss and prior service cost for the defined benefit pension plans expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $6.2 million and $0.2 million, respectively. The estimated net actuarial loss and prior service cost for postretirement benefits other than pensions expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.6 million and $0.1 million, respectively.

Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31

	Pension Benefits		Postretirement Benefits Other than Pensions	
	2012	2011	2012	2011
Discount rate	4.19%	5.14%	4.12%	5.03%
Rate of compensation increase	2.96%	2.95%	—	—

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31

	Pension Benefits			Postretirement Benefits Other than Pensions		
	Year Ended December 31,					
	2012	2011	2010	2012	2011	2010
Discount rate	5.14%	5.86%	6.06%	5.03%	5.70%	5.92%
Expected long-term return on plan assets	7.25%	7.75%	8.00%	—	—	—
Rate of compensation increase	2.95%	3.91%	3.91%	—	—	—

Expected Long-Term Rate of Return and Investment Strategies

The expected long-term rate of return on pension fund assets held by the Company's pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. Also considered were the plans' historical 10-year and 15-year compounded annual returns. It is anticipated that, on average, actively managed U.S. pension plan assets will generate annual long-term rates of return of at least 7.00 percent. The expected long-term rate of return on the assets in the plans was based on an asset allocation assumption of approximately 40 percent with equity managers, with expected long-term rates of return of approximately 8 to10 percent, and 60 percent with fixed income managers, with an expected long-term rate of return of about 5 to 7 percent. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate.

Plan Assets

Pension plan asset allocations are as follows:

	Percentage of Plan Assets At December 31,		
	2012	2011	2010
Asset Category			
Equity securities	40%	43%	62%
Debt securities	59%	55%	37%
Cash and money-market funds	1%	2%	1%
Total	100%	100%	100%

The Company's investment objective for pension plan assets is to ensure, over the long-term life of the pension plans, an adequate pool of assets to support the benefit obligations to participants, retirees, and beneficiaries. Specifically, this objective includes the desire to: (a) invest assets in a manner such that future assets are available to fund liabilities, (b) maintain liquidity sufficient to pay current benefits when due and (c) diversify, over time, among asset classes so assets earn a reasonable return with acceptable risk to capital.

The target investment allocation and permissible allocation range for plan assets by category are as follows:

	Strategic Target	Permitted Range
Asset Category		
Equity securities	40%	40-50%
Debt securities / Fixed Income	60%	50-60%

As of December 31, 2012, no company or group of companies in a single industry represented more than five percent of plan assets.

The Company's investment policies are established by an investment committee composed of members of senior management and are validated periodically against actual investment returns. As of December 31, 2012, the Company's investment assumptions are as follows:

(a) the plan should be substantially fully invested in debt and equity securities at all times because substantial cash holdings will reduce long-term rates of return;

(b) equity investments will provide greater long-term returns than fixed income investments, although with greater short-term volatility;

(c) it is prudent to diversify plan investments across major asset classes;

(d) allocating a portion of plan assets to foreign equities will increase portfolio diversification, decrease portfolio risk and provide the potential for long-term returns;

(e) investment managers with active mandates can reduce portfolio risk below market risk and potentially add value through security selection strategies, and a portion of plan assets should be allocated to such active mandates;

(f) a component of passive, indexed management can benefit the plans through greater diversification and lower cost, and a portion of the plan assets should be allocated to such passive mandates, and

(g) it is appropriate to retain more than one investment manager, given the size of the plans, provided that such managers offer asset class or style diversification.

For the years ended December 31, 2012, 2011 and 2010, no plan assets were invested in the Company's securities.

Cash Flows

At December 31, 2012, the Company expects to make aggregate contributions to qualified pension trusts and payments of pension benefits for unfunded pension plans in 2013 of approximately $12.8 million (based on exchange rates at December 31, 2012).

Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Plans	Postretirement Benefits Other than Pensions
2013	$14.1	$ 3.6
2014	14.3	3.1
2015	14.9	3.6
2016	15.7	3.9
2017	17.3	4.1
Years 2018 - 2022	95.8	21.2

Health Care Cost Trends

Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage-Point	
	Increase	Decrease
Effect on total of service and interest cost components	$0.1	$(0.1)
Effect on post-retirement benefit obligation	0.5	(0.5)

Form 10-K

Defined Contribution Retirement Plans

Company contributions to defined contribution retirement plans are primarily based on the age and compensation of covered employees. Contributions to these plans, all of which were charged to expense, were $1.8 million in 2012, $1.6 million in 2011 and $1.5 million in 2010. In addition, the Company maintains a supplemental retirement contribution plan (the "SRCP") which is a non-qualified, unfunded defined contribution plan. The Company provides benefits under the SRCP to the extent necessary to fulfill the intent of its defined contribution retirement plans without regard to the limitations set by the Internal Revenue Code on qualified defined contribution plans. For the years ended December 31, 2012 and 2011, the Company recognized expense related to the SRCP of approximately $0.2 million and $0.1 million, respectively. For the year ended December 31, 2010, the Company recognized expense related to the SRCP of less than $0.1 million.

Investment Plans

The Company provides voluntary contribution investment plans to substantially all North American employees. Under the plans, the Company matches a portion of employee contributions. For the years ended December 31, 2012, 2011 and 2010, costs charged to expense for company matching contributions under these plans were $1.7 million, $1.5 million and $1.3 million, respectively.

Note 8. Stock Compensation Plans

The Company established the 2004 Omnibus Stock and Incentive Plan (the "Omnibus Plan") in December 2004 and reserved 3,500,000 shares of $0.01 par value common stock ("Common Stock") for issuance under the Omnibus Plan. Pursuant to the terms of the Omnibus Plan, the compensation committee of the Company's Board of Directors may grant various types of equity-based compensation awards, including incentive and nonqualified stock options, SARs, restricted stock, RSUs, RSUs with performance conditions ("Performance Shares") and performance units, in addition to certain cash-based awards. All grants under the Omnibus Plan will be made at fair market value and no grant may be repriced. In general, the options expire ten years from the date of grant and vest over a three-year service period. As of December 31, 2012, approximately 1,060,000 shares of Common Stock were reserved for future issuance under the Omnibus Plan. As of December 31, 2012, the number of shares available for future issuance was reduced by approximately 10,000 shares for outstanding SARs where the closing market price for the Company's common stock was greater than the exercise price of the SAR. The Company accounts for stock-based compensation pursuant to the fair value recognition provisions of ASC Topic 718, *Compensation — Stock Compensation* ("ASC Topic 718").

Valuation and Expense Information Under ASC Topic 718

Substantially all stock-based compensation expense has been recorded in selling, general and administrative expenses. The following table summarizes stock-based compensation costs and related income tax benefits.

	Year Ended December 31,		
	2012	2011	2010
Stock-based compensation expense	$ 4.9	$ 4.3	$ 4.9
Income tax benefit	(1.9)	(1.6)	(1.9)
Stock-based compensation, net of income tax benefit	$ 3.0	$ 2.7	$ 3.0

The following table summarizes total compensation costs related to the Company's equity awards and amounts recognized in the year ended December 31, 2012.

	Stock Options	Performance Shares and RSUs
Unrecognized compensation cost — December 31, 2011	$ 0.8	$ 2.4
Grant date fair value current year grants	2.0	3.5
Compensation expense recognized	(1.2)	(3.7)
Change in estimate of shares to be forfeited	—	0.3
Unrecognized compensation cost — December 31, 2012	$ 1.6	$ 2.5
Expected amortization period (in years)	3.1	1.6

Stock Options

For the year ended December 31, 2012, the Company awarded nonqualified stock options to Long-Term Compensation Plan (the "LTCP") participants to purchase approximately 96,000 shares of Common Stock (subject to forfeiture due to termination of employment and other conditions). In addition, the Company awarded to a non-employee member of the Board of Directors (the "Board of Directors") nonqualified stock options to purchase 1,570 shares of Common Stock. For the year ended December 31, 2012, the weighted-average exercise price of such nonqualified stock option awards was $24.14 per share. The weighted-average grant date fair value for stock options granted for the years ended year ended December 31, 2012 and 2011 was $8.13 per share and $8.34 per share, respectively, and was estimated using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31,	
	2012	2011
Expected term in years	4.9	5.3
Interest rate	1.1%	2.3%
Volatility	45.4%	57.1%
Dividend yield	2.0%	2.3%

Expected volatility and the expected term were estimated by reference to the historical stock price performance of the Company and historical data for the Company's stock option awards, respectively. The risk-free interest rate was based on the yield on U.S. Treasury bonds with a remaining term approximately equivalent to the expected term of the stock option awards. Forfeitures were estimated at the date of grant.

During the year ended December 31, 2012, the Company awarded nonqualified stock options to its President and Chief Executive Officer to purchase 125,000 shares of Common Stock (subject to forfeiture due to termination of employment and other conditions). The exercise price of such nonqualified stock option awards was $24.09 per share and the options expire in ten years. If certain absolute total return to shareholder targets are achieved, 25 percent of the options will vest on December 31, 2014, 50 percent will vest on December 31, 2015 and 100 percent will vest on December 31, 2016. Any unvested shares as of December 31, 2016 will be forfeited. The grant date fair value of such stock options was $9.55 per share and was estimated using a "Monte-Carlo" simulation valuation model.

The following table summarizes stock option activity under the Omnibus Plan for the year ended December 31, 2012:

	Number of Stock Options	Weighted-Average Exercise Price
Options outstanding — December 31, 2011	2,052,769	$23.61
Add: Options granted	222,220	$24.11
Less: Options exercised	408,818	$15.74
Less: Options forfeited/cancelled	161,459	$32.74
Options outstanding — December 31, 2012	1,704,712	$24.70

The status of outstanding and exercisable stock options as of December 31, 2012, summarized by exercise price follows:

	Options Vested or Expected to Vest				Options Exercisable		
Exercise Price	Number of Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value (a)	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value (a)
$ 7.41 - $21.13	566,151	6.8	$13.12	$ 8.7	450,335	$12.15	$7.3
$22.44 - $29.43	440,366	6.7	$25.55	1.3	218,615	$27.06	0.4
$30.15 - $34.61	527,121	2.1	$32.66	-	527,121	$32.66	-
$35.92 - $42.24	163,610	4.3	$37.09	-	163,610	$37.09	-
	1,697,248	5.1	$24.72	$10.0	1,359,681	$25.50	$7.7

(a) Represents the total pre-tax intrinsic value as of December 31, 2012 that option holders would have received had they exercised their options as of such date. The pre-tax intrinsic value is based on the closing market price for the Company's common stock of $28.47 on December 31, 2012.

The aggregate pre-tax intrinsic value of stock options exercised for the years ended December 31, 2012, 2011 and 2010 was $5.1 million, $2.9 million and $0.9 million, respectively.

The following table summarizes the status of the Company's unvested stock options as of December 31, 2012 and activity for the year then ended:

	Number of Stock Options	Weighted-Average Grant Date Fair Value
Outstanding — December 31, 2011	394,959	$5.25
Add: Options granted	222,220	$8.93
Less: Options vested	271,398	$4.42
Less: Options forfeited/cancelled	750	$7.36
Outstanding — December 31, 2012	345,031	$8.26

As of December 31, 2012, certain participants met age and service requirements that allowed their options to qualify for accelerated vesting upon retirement. As of December 31, 2012, there were approximately 47,000 stock options subject to accelerated vesting that such participants would have been eligible to exercise if they had retired as of such date. The aggregate grant date fair value of options subject to accelerated vesting was $0.4 million. For the year ended December 31, 2012, stock-based compensation expense for such options was $0.2 million. For the year ended December 31, 2012, the aggregate grant date fair value of options vested, including options subject to accelerated vesting, was $1.6 million. Stock options that reflect accelerated vesting for expense recognition become exercisable according to the contract terms of the stock option grant.

Performance Shares

For the year ended December 31, 2012, the Company granted target awards of 103,000 Performance Units (subject to forfeiture due to termination of employment and other conditions) to LTCP participants. The measurement period for the Performance Units is January 1, 2012 through December 31, 2012. The Performance Units vest on December 31, 2014. The Company will issue Common Stock equal to approximately 150 percent of the Performance Unit target awards based on the Company's return on invested capital, consolidated revenue growth, the percentage of consolidated free cash flow to revenue and total return to shareholders relative to the companies in the Russell 2000® Value small cap index. The market price on the date of grant for the Performance Units was $24.09 per share. Based on the achievement of performance targets, the Company is recognizing stock-based compensation expense pro-rata over the vesting term of the Performance Units.

RSUs

For the year ended December 31, 2012, the Company awarded 12,025 RSUs to members of the Board of Directors (the "Director Awards"). The weighted average grant date fair value of the Director Awards was $27.05 per share and the awards vest one year from the date of grant. During the vesting period, the holders of Director Awards are entitled to dividends, but the shares do not have voting rights and are forfeited in the event the holder is no longer a member of the Board of Directors.

The following table summarizes the activity of the Company's unvested stock-based awards (other than stock options) for the year ended December 31, 2012:

	RSUs	Weighted-Average Grant Date Fair Value	Performance Shares	Weighted-Average Grant Date Fair Value
Outstanding — December 31, 2011	1,045,830	$ 9.87	—	—
Shares granted (a)	12,912	$22.72	103,000	$36.13
Shares vested	(837,179)	$ 8.23	—	—
Shares expired or cancelled	—	—	(5,100)	$36.13
Outstanding — December 31, 2012 (b)	221,563	$16.81	97,900	$36.13

(a) Includes 887 RSUs granted in lieu of cash dividends. Such dividends-in-kind vest concurrently with the underlying RSUs.

(b) The aggregate pre-tax intrinsic value of outstanding RSUs as of December 31, 2012 was $6.3 million.

The aggregate pre-tax intrinsic value of restricted stock and RSUs that vested for the years ended December 31, 2012, 2011 and 2010 was $21.6 million, $1.7 million and $2.5 million, respectively.

Excess Tax Benefits

ASC Topic 718 requires the reporting of excess tax benefits related to the exercise or vesting of stock-based awards as cash provided by financing activities within the statement of cash flows. Excess tax benefits represent the difference between the tax deduction the Company will receive on its tax return for compensation recognized by employees upon the vesting or exercise of stock-based awards and the tax benefit recognized for the grant date fair value of such awards. Excess tax benefits are a non-cash item and therefore a reduction in cash flow from operations is recorded to offset the amount of excess tax benefits reported in cash flows from financing activities. For the years ended December 31, 2012 and 2011, the Company recognized excess tax benefits related to the exercise or vesting of stock-based awards of $6.1 million and $1.0 million, respectively. For the year ended December 31, 2010, the Company recognized in its provision for income taxes on the consolidated statement of operations excess tax costs related to the exercise or vesting of stock-based awards of approximately $0.2 million.

Note 9. Stockholders' Equity

Common Stock

The Company has authorized 100 million shares of Common Stock. Holders of the Company's Common Stock are entitled to one vote per share.

On May 17, 2012, the Company announced that its Board of Directors authorized a program that would allow the Company to repurchase up to $10 million of its outstanding Common Stock through May 16, 2013 (the "Stock Purchase Plan"). Purchases by the Company under the Stock Purchase Plan will be made from time to time in the open market or in privately negotiated transactions in accordance with the requirements of applicable law. The timing and amount of any purchases will depend on share price, market conditions and other factors. The Stock Purchase Plan does not require the Company to purchase any specific number of shares and may be suspended or discontinued at any time.

The Company expects to fund the Stock Purchase Plan using cash on hand or Revolver borrowings. For the year ended December 31, 2012, the Company purchased approximately 158,000 shares of Common Stock at an aggregate cost of $4.1 million.

For the years ended December 31, 2012, 2011 and 2010, the Company acquired 302,000 shares, 25,000 shares and 15,500 shares of Common Stock, respectively, at a cost of approximately $7.6 million, $0.5 million and $0.2 million, respectively, for shares surrendered by employees to pay taxes due on vested restricted stock awards.

Each share of Common Stock contains a preferred stock purchase right that is associated with the share. These preferred stock purchase rights are transferred only with shares of Common Stock. The preferred stock purchase rights become exercisable and separately certificated only upon a "Rights Distribution Date" as that term is defined in the stockholder rights agreement adopted by the Company at the time of the Spin-Off. In general, a Rights Distribution Date occurs ten business days following either of these events: (i) a person or group has acquired or obtained the right to acquire beneficial ownership of 15 percent or more of the outstanding shares of our Common Stock then outstanding or (ii) a tender offer or exchange offer is commenced that would result in a person or group acquiring 15 percent or more of the outstanding shares of our Common Stock then outstanding.

Preferred Stock

The Company has authorized 20 million shares of $0.01 par value preferred stock. The preferred stock may be issued in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the Board of Directors of the Company. The Board of Directors is authorized by the Company's articles of incorporation to determine the voting, dividend, redemption and liquidation preferences pertaining to each such series. No shares of preferred stock have been issued by the Company.

Note 10. Commitments

Leases

The future minimum obligations under operating leases having a noncancelable term in excess of one year as of December 31, 2012, are as follows:

2013	$1.4
2014	1.2
2015	0.9
2016	0.7
2017	0.2
Thereafter	—
Future minimum lease obligations	$4.4

For the years ended December 31, 2012, 2011 and 2010 rent expense under operating leases was $4.2 million, $3.2 million and $2.5 million, respectively.

Purchase Commitments

The Company has certain minimum purchase commitments, primarily for coal purchases, that extend beyond December 31, 2012. Commitments under these contracts are approximately $7.7 million in 2013 and $5.0 million in 2014. Although the Company is primarily liable for payments on the above-mentioned leases and purchase commitments, management believes exposure to losses, if any, under these arrangements is not material.

Note 11. Contingencies and Legal Matters

Litigation

The Company is involved in certain legal actions and claims arising in the ordinary course of business. While the outcome of these legal actions and claims cannot be predicted with certainty, it is the opinion of management that the outcome of any such claim which is pending or threatened, either individually or on a combined basis, will not have a material effect on the consolidated financial condition, results of operations or liquidity of the Company.

Income Taxes

The Company is continuously undergoing examination by the Internal Revenue Service (the "IRS") as well as various state and foreign jurisdictions. The IRS and other taxing authorities routinely challenge certain deductions and credits reported by the Company on its income tax returns. See Note 5, "Income Taxes" for additional detail.

US Tax Audit — Tax Years 2007 and 2008

In December 2010, the IRS issued a Revenue Agent's Report for the 2007 and 2008 tax years. The Company submitted a protest to the Appeals Division of the IRS with respect to certain unresolved issues which involve a proposed IRS adjustment with respect to dual consolidated losses ("DCLs") and the recapture of net operating losses emanating from the Company's former Canadian operations. The Company's protest asserted that the IRS made several errors in its assessment of the DCL rules and, as such, the proposed adjustment was erroneous. In November 2012, the Company's protest was upheld and the audit of the 2007 and 2008 tax years was finalized with a finding of no additional taxes due.

German Tax Audit — Tax Years 2006 to 2007

In November 2010, the Company received a tax examination report from the German tax authorities challenging the validity of certain interest expense deductions claimed on the Company's tax returns for the years 2006 and 2007. The Company is indemnified by FiberMark, Inc. for any tax liabilities arising from the operations of Neenah Germany prior to October 2006. In August 2011, the Company received tax assessments totaling €3.7 million from the German tax authorities and submitted an appeal challenging these assessments. The Company believes that the finding which invalidates the deductibility of certain interest expense deductions is improper and is vigorously contesting the finding. As of December 31, 2011, no amounts were reserved related to these issues. In November 2011 and January 2012, the Company paid a total of €1.9 million against the August 2011 tax assessments. The

Company reflected these payments as assets ($2.5 million in "Income taxes receivable" on the consolidated balance sheet as of December 31, 2012) in recognition that such amounts would be treated as prepayments against any assessments ultimately owed. During 2012, the Company submitted additional information to the German tax authorities to support the validity of its interest expense deductions; however, as of December 31, 2012, they had not rendered a decision on the Company's appeal.

In the fourth quarter of 2012, legislation was proposed in the German legislature that would eliminate certain previously allowable interest expense deductions on a prospective and retroactive basis. The legislation was subsequently enacted in the first quarter of 2013. Management believes the retroactive application of the legislation is unconstitutional and the likelihood of it being sustained is remote. As of December 31, 2012, the Company recorded a liability for uncertain income tax positions based on an assessment of the likelihood of alternative outcomes, including, the possibility of a potential compromise related to this issue for the 2006 and 2007 tax years and for subsequent periods through 2012. Management believes it is remote that the Company's liability for unrecognized tax benefits related to these matters will significantly increase within the next 12 months. While Management believes that retroactive application of this legislation is remote, should retroactive application of the legislation be sustained, the outcome could have a material effect on the Company's results of operations, cash flows and financial position.

Indemnifications

Pursuant to a Distribution Agreement, an Employee Matters Agreement and a Tax Sharing Agreement, the Company has agreed to indemnify Kimberly-Clark for certain liabilities or risks related to the Spin-Off. Many of the potential indemnification liabilities under these agreements are unknown, remote or highly contingent. Furthermore, even in the event that an indemnification claim is asserted, liability for indemnification is subject to determination under the terms of the applicable agreement. For these reasons, the Company is unable to estimate the maximum potential amount of the possible future liability under the indemnity provisions of these agreements. However, the Company accrues for any potentially indemnifiable liability or risk under these agreements for which it believes a future payment is probable and a range of loss can be reasonably estimated. As of December 31, 2012, management believes the Company's liability under such indemnification obligations was not material to the consolidated financial statements.

Environmental, Health and Safety Matters

The Company is subject to federal, state and local laws, regulations and ordinances relating to various environmental, health and safety matters. The Company is in compliance with, or is taking actions designed to ensure compliance with, these laws, regulations and ordinances. However, the nature of the Company's business exposes it to the risk of claims with respect to environmental, health and safety matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Except for certain orders issued by environmental, health and safety regulatory agencies, with which management believes the Company is in compliance and which management believes are immaterial to the results of operations of the Company's business, Neenah is not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters.

While the Company has incurred in the past several years, and will continue to incur, capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and ordinances, management believes that the Company's future cost of compliance with environmental, health and safety laws, regulations and ordinances, and its exposure to liability for environmental, health and safety claims will not have a material effect on its financial condition, results of operations or liquidity. However, future events, such as changes in existing laws and regulations or contamination of sites owned, operated or used for waste disposal by the Company (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material effect on the Company's financial condition, results of operations or liquidity.

The Company incurs capital expenditures necessary to meet legal requirements and otherwise relating to the protection of the environment at its facilities in the United States and internationally. For these purposes, the Company has planned capital expenditures for environmental projects during the period 2012 through 2014 of approximately $1 million to $2 million annually. The Company's anticipated capital expenditures for environmental projects are not expected to have a material effect on our financial condition, results of operations or liquidity.

Employees and Labor Relations

As of December 31, 2012, the Company had approximately 1,870 regular full-time employees of whom 725 hourly and 345 salaried employees were located in the United States and 495 hourly and 305 salaried employees were located in Germany.

Hourly employees at the Whiting, Neenah, Munising and Appleton paper mills are represented by the United Steelworkers Union (the "USW"). The collective bargaining agreements between the Whiting paper mills and the USW expired on January 31, 2013. The collective bargaining agreements between the Neenah, Munising and Appleton paper mills and the USW expire on June 30, 2013, July 14, 2013 and May 31, 2014, respectively. Separately, the Whiting, Neenah, Munising and Appleton paper mills have bargained jointly with the union on pension matters. The agreement on pension matters will remain in effect until September 2019.

Approximately 50 percent of salaried employees and 80 percent of hourly employees of Neenah Germany are eligible to be represented by the Mining, Chemicals and Energy Trade Union, Industriegewerkschaft Bergbau, Chemie and Energie (the "IG BCE"). In December 2011, the IG BCE and a national trade association representing all employers in the industry signed a new collective bargaining agreement covering union employees of Neenah Germany that expires in May 2013.

As of December 31, 2012, 645 hourly employees in the United States were covered by collective bargaining agreements that have expired or will expire within the next 12-months. The Company believes it has satisfactory relations with its employees covered by such collective bargaining agreements. Under German law union membership is voluntary and does not need to be disclosed to the Company. As a result, the number of employees covered by the collective bargaining agreement with the IG BCE that expires in May 2013 cannot be determined. In February 2013, the Company reached agreement with the USW on new collective bargaining agreements for all of its U.S. paper mills. The new agreements between the Whiting, Neenah, Munising and Appleton paper mills and the USW expire on January 31, 2018, June 30, 2018, July 14, 2018 and May 31, 2019, respectively.

Note 12. Discontinued Operations

Sale of the Pictou Mill and the Woodlands

In March 2010, Neenah Canada sold the Woodlands to Northern Pulp for C$82.5 million ($78.6 million). The sale resulted in a pre-tax gain, net of fees and other transaction costs, of $74.1 million. The sale of the Woodlands resulted in the substantially complete liquidation of the Company's investment in Neenah Canada. In accordance with ASC Topic 830, $87.9 million of cumulative currency translation adjustments attributable to the Company's Canadian subsidiaries were reclassified into earnings and recognized as part of the gain on sale of the Woodlands. The sale of the Woodlands represented the cessation of the Company's operating activities in Canada; however, the Company will have certain continuing post-employment benefit obligations related to its Canadian operations. The transaction did not generate a cash tax liability because the tax basis for the Woodlands was approximately equal to the sale price.

In conjunction with the sale of the Pictou Mill, the Company entered into a stumpage agreement (the "Stumpage Agreement") which allowed Northern Pulp to harvest softwood timber from the Woodlands. The Stumpage Agreement was terminated in March 2010 in conjunction with the sale of the Woodlands. For the year ended December 31, 2010, the Company recognized revenue of approximately $1.4 million, respectively, related to timber sales pursuant to the Stumpage Agreement.

The following table presents the results of discontinued operations:

	Year Ended December 31, 2012	2011	2010
Net sales, net of intersegment sales	$ —	$ —	$ 1.4
Discontinued operations:			
Income (loss) from operations	$ (0.1)	$ (0.3)	$ 1.0
Gain on disposal of the Woodlands	—	—	74.1
Reclassification of cumulative translation adjustments related to investments in Canada (b)	—	—	87.9
Loss on disposal - Pictou Mill	—	—	—
Gain on disposal	—	—	162.0
Income (loss) before income taxes	(0.1)	(0.3)	163.0
(Provision) benefit for income taxes (a)	4.5	0.1	(28.9)
Income (loss) from discontinued operations, net of income taxes	$ 4.4	$ (0.2)	$ 134.1

(a) In November 2012, IRS audits of the 2007 and 2008 tax years were finalized with a finding of no additional taxes due. As a result, the Company recognized a non-cash tax benefit of $4.5 million related to the reversal of certain liabilities for uncertain income tax positions.

(b) The reclassification of cumulative foreign currency translation gains had no tax consequences.

Note 13. Business Segment and Geographic Information

The Company reports its operations in two primary segments: Technical Products and Fine Paper. The technical products business is an international producer of transportation and other filter media and durable, saturated and coated substrates for industrial products backings and a variety of other end markets. The fine paper business is a supplier of premium writing, text and cover papers, bright papers and specialty papers in North America. Each segment employs different technologies and marketing strategies. The Other segment includes the Index, Tag and Vellum Bristol brands. Disclosure of segment information is on the same basis that management uses internally for evaluating segment performance and allocating resources. Transactions between segments are eliminated in consolidation. The costs of shared services, and other administrative functions managed on a common basis, are allocated to the segments based on usage, where possible, or other factors based on the nature of the activity. General corporate expenses that do not directly support the operations of the business segments are shown as Unallocated corporate costs. The accounting policies of the reportable operating segments are the same as those described in Note 2, "Summary of Significant Accounting Policies."

Business Segments

	Year Ended December 31,		
	2012	2011	2010
Net sales			
Technical Products	$ 406.6	$ 421.1	$ 384.3
Fine Paper	372.7	274.9	273.4
Other	29.5	—	—
Consolidated	$ 808.8	$ 696.0	$ 657.7

	Year Ended December 31,		
	2012	2011	2010
Operating income (loss)			
Technical Products	$ 37.6	$ 33.8	$ 29.2
Fine Paper (a)	50.0	39.7	40.5
Other	2.4	—	—
Unallocated corporate costs (b)	(19.6)	(16.9)	(14.6)
Consolidated	$ 70.4	$ 56.6	$ 55.1

(a) Operating income for the year ended December 31, 2012 include integration costs of $5.8 million related to the acquisition of the Wausau brands. Operating income for the year ended December 31, 2010 includes a gain related to the sale of the Ripon Mill of $3.4 million.

(b) Unallocated corporate costs for the year ended December 31, 2012 includes a SERP settlement charge of $3.5 million and a pre-tax loss of approximately $0.6 million related to the Third Early Redemption. For the year ended December 31, 2011, unallocated corporate costs include a pre-tax loss of approximately $2.4 million related to the Second Early Redemption.

	Year Ended December 31,		
	2012	2011	2010
Depreciation and amortization			
Technical Products	$15.7	$17.6	$16.9
Fine Paper	9.4	9.5	9.7
Corporate	3.7	3.9	4.7
Consolidated	$28.8	$31.0	$31.3

	Year Ended December 31,		
	2012	2011	2010
Capital expenditures			
Technical Products	$14.7	$18.0	$10.7
Fine Paper	10.2	4.2	6.7
Corporate	0.2	0.9	—
Consolidated	$25.1	$23.1	$17.4

	December 31,	
	2012	2011
Total Assets		
Technical Products	$348.5	$336.3
Fine Paper (a)	214.0	162.2
Corporate and other	48.2	66.6
Total	$610.7	$565.1

(a) The increase in total assets was primarily due to assets acquired in the acquisition of the Wausau brands.

Form 10-K

Geographic Information

	Year Ended December 31,		
	2012	2011	2010
Net sales			
United States	$543.4	$416.2	$413.6
Europe	265.4	279.8	244.1
Consolidated	$808.8	$696.0	$657.7

	December 31,	
	2012	2011
Total Assets		
United States	$322.5	$286.4
Canada	0.2	0.3
Europe	288.0	278.4
Total	$610.7	$565.1

Net sales are attributed to geographic areas based on the physical location of the selling entities. Segment identifiable assets are those that are directly used in the segments operations. Corporate assets are primarily cash, deferred income taxes and deferred financing costs.

Concentrations

For the years ended December 31, 2012, 2011 and 2010, sales to the three largest customers of the fine paper business represented approximately 30 percent, 40 percent and 40 percent, respectively, of its total sales. For the years ended December 31, 2012, 2011 and 2010, no single customer accounted for more than 10 percent of the Company's consolidated revenue. Except for certain specialty latex grades and specialty softwood pulp used by Technical Products, management is not aware of any significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material affect on its operations.

Note 14. Supplemental Data

Supplemental Statement of Operations Data

Summary of Advertising and Research Expenses

	Year Ended December 31,		
	2012	2011	2010
Advertising expense	$8.4	$6.2	$6.1
Research expense	5.6	5.4	5.3

Supplemental Balance Sheet Data

Summary of Accounts Receivable — net

	December 31,	
	2012	2011
Accounts Receivable:		
From customers	$81.5	$73.1
Other	—	0.2
Less allowance for doubtful accounts and sales discounts	(1.9)	(1.9)
Total	$79.6	$71.4

Summary of Inventories

	December 31,	
	2012	2011
Inventories by Major Class:		
Raw materials	$ 20.8	$ 17.1
Work in progress	24.9	11.8
Finished goods	66.3	51.6
Supplies and other	3.7	1.7
	115.7	82.2
Excess of FIFO over LIFO cost	(12.8)	(13.4)
Total	$102.9	$ 68.8

Summary of Prepaid and Other Current Assets

	December 31,	
	2012	2011
Prepaid and other current assets	$ 7.7	$ 8.3
Spare parts	6.4	5.7
Total	$14.1	$14.0

Summary of Property, Plant and Equipment — Net

	December 31,	
	2012	2011
Land and land improvements	$ 20.8	$ 20.5
Buildings	105.1	102.3
Machinery and equipment	465.1	448.8
Construction in progress	13.7	7.6
	604.7	579.2
Less accumulated depreciation	349.9	326.9
Net Property, Plant and Equipment	$254.8	$252.3

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $26.2 million, $28.2 million and $28.0 million, respectively. Interest expense capitalized as part of the costs of capital projects was $0.1 million for each of the years ended December 31, 2012, 2011 and 2010.

Summary of Accrued Expenses

	December 31,	
	2012	2011
Accrued salaries and employee benefits	$ 23.4	$ 25.1
Amounts due to customers	7.9	4.2
Liability for uncertain income tax positions	1.6	8.4
Accrued interest	0.8	1.5
Accrued income taxes	3.1	3.8
Other	10.8	8.6
Total	$ 47.6	$ 51.6

Summary of Noncurrent Employee Benefits

	December 31,	
	2012	2011
Pension benefits	$ 83.7	$ 67.6
Post-employment benefits other than pensions	47.4	45.4
Total (a)	$131.1	$113.0

(a) Includes $4.8 million and $6.0 million in long-term disability benefits due to Terrace Bay retirees and SRCP benefits as of December 31, 2012 and 2011, respectively.

Supplemental Cash Flow Data

Supplemental Disclosure of Cash Flow Information

	Year Ended December 31,		
	2012	2011	2010
Cash paid during the year for interest, net of interest expense capitalized	$13.1	$15.2	$18.9
Cash paid during the year for income taxes, net of refunds	6.7	4.7	0.5
Non-cash investing activities:			
Liability for equipment acquired	2.2	2.4	2.9

Net cash used in changes in working capital

	Year Ended December 31,		
	2012	2011	2010
Accounts receivable	$ (7.7)	$(1.9)	$(5.3)
Inventories	(26.8)	(0.1)	(0.3)
Income taxes (receivable) payable	(1.1)	(0.5)	2.9
Prepaid and other current assets	—	(0.1)	(0.7)
Accounts payable	5.0	0.5	2.6
Accrued expenses	9.7	(5.1)	(3.1)
Total	$(20.9)	$(7.2)	$(3.9)

Note 15. Condensed Consolidating Financial Information

Neenah Paper Company of Canada, Neenah Paper Michigan, Inc. and Neenah Paper Sales, Inc. (the "Guarantor Subsidiaries") guarantee the Company's Senior Notes. The Guarantor Subsidiaries are 100 percent owned by the Company and all guarantees are full and unconditional. The following condensed consolidating financial information is presented in lieu of consolidated financial statements for the Guarantor Subsidiaries as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net sales	$403.3	$140.0	$265.5	$ —	$808.8
Cost of products sold	312.9	111.4	225.4	—	649.7
Gross profit	90.4	28.6	40.1	—	159.1
Selling, general and administrative expenses	48.9	10.4	18.1	—	77.4
Acquisition integration costs	5.8	—	—	—	5.8
SERP settlement charge	3.5	—	—	—	3.5
Loss on retirement of bonds	0.6	—	—	—	0.6
Other expense — net	—	1.1	0.3	—	1.4
Operating income	31.6	17.1	21.7	—	70.4
Equity in earnings of subsidiaries	(33.3)	—	—	33.3	—
Interest expense-net	12.8	—	0.6	—	13.4
Income from continuing operations before income taxes	52.1	17.1	21.1	(33.3)	57.0
Provision for income taxes	7.8	2.5	6.8	—	17.1
Income from continuing operations	44.3	14.6	14.3	(33.3)	39.9
Loss from discontinued operations, net of income tax benefit	—	4.4	—	—	4.4
Net income	$ 44.3	$ 19.0	$ 14.3	$(33.3)	$ 44.3

Form 10-K

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net sales	$272.7	$143.4	$279.9	$ —	$696.0
Cost of products sold	207.6	116.6	246.4	—	570.6
Gross profit	65.1	26.8	33.5	—	125.4
Selling, general and administrative expenses	42.3	10.1	15.8	—	68.2
Loss on retirement of bonds	2.4	—	—	—	2.4
Other (income) expense — net	(0.6)	0.4	(1.6)	—	(1.8)
Operating income	21.0	16.3	19.3	—	56.6
Equity in earnings of subsidiaries	(27.3)	—	—	27.3	—
Interest expense — net	14.1	0.1	1.1	—	15.3
Income from continuing operations before income taxes	34.2	16.2	18.2	(27.3)	41.3
Provision for income taxes	5.1	5.5	1.4	—	12.0
Income from continuing operations	29.1	10.7	16.8	(27.3)	29.3
Loss from discontinued operations, net of income tax benefit	—	(0.2)	—	—	(0.2)
Net income	$ 29.1	$ 10.5	$ 16.8	$(27.3)	$ 29.1

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net sales	$ 269.4	$144.2	$244.1	$ —	$657.7
Cost of products sold	204.9	117.1	215.7	—	537.7
Gross profit	64.5	27.1	28.4	—	120.0
Selling, general and administrative expenses	44.2	10.7	14.4	—	69.3
Gain on sale of the Ripon Mill	—	(3.4)	—	—	(3.4)
Other (income) expense — net	(0.4)	0.6	(1.2)	—	(1.0)
Operating income	20.7	19.2	15.2	—	55.1
Equity in earnings of subsidiaries	(157.5)	—	—	157.5	—
Interest expense-net	19.0	0.3	1.0	—	20.3
Income from continuing operations before income taxes	159.2	18.9	14.2	(157.5)	34.8
Provision for income taxes	0.1	7.9	1.8	—	9.8
Income from continuing operations	159.1	11.0	12.4	(157.5)	25.0
Income from discontinued operations, net of income tax provision	—	134.1	—	—	134.1
Net income	$ 159.1	$145.1	$ 12.4	$(157.5)	$159.1

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2012

	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net income	$44.3	$ 19.0	$14.3	$(33.3)	$ 44.3
Unrealized foreign currency translation gain (loss)	—	(0.1)	4.5	—	4.4
Net loss from adjustments to pension and other postretirement benefit liabilities	(4.6)	(19.9)	(6.7)	—	(31.2)
Reclassification of amortization of adjustments to pension and other postretirement benefit liabilities recognized in net periodic benefit cost	1.9	2.9	0.3	—	5.1
SERP settlement charge	3.5	—	—	—	3.5
Curtailment loss	0.2	0.1	—	—	0.3
Unrealized gain on "available-for-sale" securities	0.1	—	—	—	0.1
Income (loss) from other comprehensive income items	1.1	(17.0)	(1.9)	—	(17.8)
Provision (benefit) for income taxes	0.4	(6.4)	(1.7)	—	(7.7)
Other comprehensive income (loss)	0.7	(10.6)	(0.2)	—	(10.1)
Comprehensive income	$45.0	$ 8.4	$14.1	$(33.3)	$ 34.2

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2011

	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net income	$ 29.1	$ 10.5	$16.8	$(27.3)	$ 29.1
Unrealized foreign currency translation gain	—	0.1	(5.1)	—	(5.0)
Net loss from pension and other postretirement benefit liabilities	(10.9)	(16.7)	(2.3)	—	(29.9)
Reclassification of amortization of adjustments to pension and other postretirement benefit liabilities recognized in net periodic benefit cost	1.5	1.0	—	—	2.5
Loss from other comprehensive income items	(9.4)	(15.6)	(7.4)	—	(32.4)
Benefit for income taxes	(3.6)	(6.0)	(0.6)	—	(10.2)
Other comprehensive loss	(5.8)	(9.6)	(6.8)	—	(22.2)
Comprehensive income	$ 23.3	$ 0.9	$10.0	$(27.3)	$ 6.9

Form 10-K

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME
For the Year Ended December 31, 2010

	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net income	$159.1	$145.1	$ 12.4	$(157.5)	$ 159.1
Unrealized foreign currency translation loss	—	(0.2)	(14.9)	—	(15.1)
Net gain (loss) from pension and other postretirement benefit liabilities	0.3	(7.2)	(4.0)	—	(10.9)
Reclassification of amortization of adjustments to pension and other postretirement benefit liabilities recognized in net periodic benefit cost	1.2	0.7	—	—	1.9
Reclassification of cumulative currency translation adjustments related to investments in Canada	—	(87.9)	—	—	(87.9)
Income (loss) from other comprehensive income items	1.5	(94.6)	(18.9)	—	(112.0)
Provision (benefit) for income taxes	0.6	(2.5)	(1.1)	—	(3.0)
Other comprehensive income (loss)	0.9	(92.1)	(17.8)	—	(109.0)
Comprehensive income (loss)	$160.0	$ 53.0	$ (5.4)	$(157.5)	$ 50.1

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2012

	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
ASSETS					
Current assets					
Cash and cash equivalents	$ (0.7)	$ 1.9	$ 6.6	$ —	$ 7.8
Accounts receivable, net	34.2	16.8	28.6	—	79.6
Inventories	62.3	10.9	29.7	—	102.9
Income taxes receivable	—	—	2.5	—	2.5
Deferred income taxes	24.4	2.8	—	—	27.2
Intercompany amounts receivable	19.4	49.4	0.3	(69.1)	—
Prepaids and other current assets	5.8	2.0	6.3	—	14.1
Total current assets	145.4	83.8	74.0	(69.1)	234.1
Property, plant and equipment at cost	275.4	105.1	224.2	—	604.7
Less accumulated depreciation	205.4	70.1	74.4	—	349.9
Property, plant and equipment — net	70.0	35.0	149.8	—	254.8
Investments In Subsidiaries	241.2	—	—	(241.2)	—
Deferred Income Taxes	28.8	6.5	—	—	35.3
Goodwill	—	—	41.4	—	41.4
Intangible Assets, net	16.1	—	17.9	—	34.0
Other Assets	5.5	—	5.6	—	11.1
TOTAL ASSETS	$507.0	$125.3	$288.7	$(310.3)	$610.7
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Debt payable within one year	$ 3.0	$ —	$ 1.7	$ —	$ 4.7
Accounts payable	20.7	4.8	9.6	—	35.1
Intercompany amounts payable	49.7	19.4	—	(69.1)	—
Accrued expenses	23.9	9.2	14.5	—	47.6
Total current liabilities	97.3	33.4	25.8	(69.1)	87.4
Long-Term Debt	172.7	—	4.9	—	177.6
Deferred Income Taxes	—	—	12.5	—	12.5
Noncurrent Employee Benefits and Other Obligations	39.2	47.5	48.7	—	135.4
TOTAL LIABILITIES	309.2	80.9	91.9	(69.1)	412.9
STOCKHOLDERS' EQUITY	197.8	44.4	196.8	(241.2)	197.8
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$507.0	$125.3	$288.7	$(310.3)	$610.7

Form 10-K

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2011

	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
ASSETS					
Current assets					
Cash and cash equivalents	$ 9.7	$ 2.0	$ 1.1	$ —	$ 12.8
Restricted cash	7.0	—	—	—	7.0
Accounts receivable, net	22.9	18.1	30.4	—	71.4
Inventories	33.4	9.4	26.0	—	68.8
Income taxes receivable	—	—	1.9	—	1.9
Deferred income taxes	15.4	2.2	—	—	17.6
Intercompany amounts receivable	18.1	42.4	—	(60.5)	—
Prepaids and other current assets	5.6	2.0	6.4	—	14.0
Total current assets	112.1	76.1	65.8	(60.5)	193.5
Property, plant and equipment at cost	269.2	100.4	209.6	—	579.2
Less accumulated depreciation	198.5	66.8	61.6	—	326.9
Property, plant and equipment — net	70.7	33.6	148.0	—	252.3
Investments In Subsidiaries	225.0	—	—	(225.0)	—
Deferred Income Taxes	38.7	6.8	—	—	45.5
Goodwill	—	—	40.5	—	40.5
Intangible Assets, net	2.8	—	19.1	—	21.9
Other Assets	5.8	0.1	5.5	—	11.4
TOTAL ASSETS	$455.1	$116.6	$278.9	$(285.5)	$565.1
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Debt payable within one year	$ —	$ —	$ 21.7	$ —	$ 21.7
Accounts payable	16.0	6.6	7.6	—	30.2
Intercompany amounts payable	42.4	18.1	—	(60.5)	—
Accrued expenses	32.4	7.5	11.7	—	51.6
Total current liabilities	90.8	32.2	41.0	(60.5)	103.5
Long-Term Debt	158.0	—	6.5	—	164.5
Deferred Income Taxes	—	—	16.0	—	16.0
Noncurrent Employee Benefits and Other Obligations	39.6	37.7	37.1	—	114.4
TOTAL LIABILITIES	288.4	69.9	100.6	(60.5)	398.4
STOCKHOLDERS' EQUITY	166.7	46.7	178.3	(225.0)	166.7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$455.1	$116.6	$278.9	$(285.5)	$565.1

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
OPERATING ACTIVITIES					
Net income	$ 44.3	$ 19.0	$ 14.3	$(33.3)	$ 44.3
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	11.7	4.2	12.9	—	28.8
Stock-based compensation	2.8	—	2.1	—	4.9
Excess tax benefit from stock-based compensation	(6.1)	—	—	—	(6.1)
Deferred income tax provision (benefit)	7.2	5.4	(1.9)	—	10.7
Non-cash effects of changes in uncertain income tax positions	(5.2)	(2.7)	4.0	—	(3.9)
Loss on retirement of bonds	0.6	—	—	—	0.6
Purchase of inventory	(6.6)	—	—	—	(6.6)
SERP settlement, net of settlement charge	(3.4)	—	—	—	(3.4)
Loss on other asset dispositions	0.1	—	—	—	0.1
Net cash (used in) provided by changes in operating working capital	(22.5)	(0.5)	2.1	—	(20.9)
Equity in earnings of subsidiaries	(33.3)	—	—	33.3	—
Pension and other post-employment benefits	(7.4)	(1.0)	1.1	—	(7.3)
Other	—	(1.0)	(0.1)	—	(1.1)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(17.8)	23.4	34.5	—	40.1
INVESTING ACTIVITIES					
Capital expenditures	(10.4)	(4.7)	(10.0)	—	(25.1)
Decrease in restricted cash	7.0	—	—	—	7.0
Purchase of marketable securities	(0.1)	—	—	—	(0.1)
Purchase of brands	(14.1)	—	—	—	(14.1)
Other	0.8	(0.9)	0.1	—	—
NET CASH USED IN INVESTING ACTIVITIES	(16.8)	(5.6)	(9.9)	—	(32.3)
FINANCING ACTIVITIES					
Proceeds from issuance of long-term debt	111.9	—	—	—	111.9
Repayments of long-term debt	(94.4)	—	(1.6)	—	(96.0)
Short-term borrowings	—	—	1.2	—	1.2
Repayments of short-term borrowings	—	—	(21.1)	—	(21.1)
Proceeds from exercise of stock options	5.3	—	—	—	5.3
Excess tax benefit from stock-based compensation	6.1	—	—	—	6.1
Cash dividends paid	(7.8)	—	—	—	(7.8)
Shares purchased	(11.7)	—	—	—	(11.7)
Other	(0.9)	—	—	—	(0.9)
Intercompany transfers — net	15.7	(17.9)	2.2	—	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	24.2	(17.9)	(19.3)	—	(13.0)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	0.2	—	0.2
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10.4)	(0.1)	5.5	—	(5.0)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9.7	2.0	1.1	—	12.8
CASH AND CASH EQUIVALENTS, END OF YEAR	$ (0.7)	$ 1.9	$ 6.6	$ —	$ 7.8

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
OPERATING ACTIVITIES					
Net income	$ 29.1	$ 10.5	$ 16.8	$(27.3)	$ 29.1
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	12.0	4.2	14.8	—	31.0
Stock-based compensation	4.1	—	0.2	—	4.3
Excess tax benefit from stock-based compensation	(1.0)	—	—	—	(1.0)
Deferred income tax provision (benefit)	5.1	4.9	(2.6)	—	7.4
Loss on retirement of bonds	2.4	—	—	—	2.4
Loss on other asset dispositions	0.1	—	—	—	0.1
Net cash used in changes in operating working capital	(0.4)	(1.1)	(5.7)	—	(7.2)
Equity in earnings of subsidiaries	(27.3)	—	—	27.3	—
Pension and other post-employment benefits	0.6	(8.8)	0.5	—	(7.7)
Other	—	(1.3)	0.1	—	(1.2)
NET CASH PROVIDED BY OPERATING ACTIVITIES	24.7	8.4	24.1	—	57.2
INVESTING ACTIVITIES					
Capital expenditures	(5.2)	(2.2)	(15.7)	—	(23.1)
Increase in restricted cash	(7.0)	—	—	—	(7.0)
Sale of marketable securities	7.0	—	—	—	7.0
Purchase of marketable securities	(5.8)	—	—	—	(5.8)
Other	0.6	(0.4)	(0.2)	—	—
NET CASH USED IN INVESTING ACTIVITIES	(10.4)	(2.6)	(15.9)	—	(28.9)
FINANCING ACTIVITIES					
Proceeds from issuance of long-term debt	30.3	—	—	—	30.3
Repayments of long-term debt	(97.0)	—	(1.7)	—	(98.7)
Short-term borrowings	—	—	16.4	—	16.4
Repayments of short-term borrowings	—	—	(7.8)	—	(7.8)
Proceeds from exercise of stock options	2.6	—	—	—	2.6
Excess tax benefit from stock-based compensation	1.0	—	—	—	1.0
Cash dividends paid	(6.7)	—	—	—	(6.7)
Shares purchased	(0.5)	—	—	—	(0.5)
Other	(0.4)	—	—	—	(0.4)
Intercompany transfers — net	21.1	(6.2)	(14.9)	—	—
NET CASH USED IN FINANCING ACTIVITIES	(49.6)	(6.2)	(8.0)	—	(63.8)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(35.3)	(0.4)	0.2	—	(35.5)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	45.0	2.4	0.9	—	48.3
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 9.7	$ 2.0	$ 1.1	$ —	$ 12.8

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
OPERATING ACTIVITIES					
Net income	$ 159.1	$145.1	$ 12.4	$(157.5)	$ 159.1
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	13.1	4.4	13.8	—	31.3
Stock-based compensation	4.8	—	0.1	—	4.9
Deferred income tax provision (benefit)	2.2	36.5	(1.7)	—	37.0
Gain on sale of the Woodlands	—	(74.1)	—	—	(74.1)
Reclassification of cumulative translation adjustments related to investments in Canada	—	(87.9)	—	—	(87.9)
Gain on sale of the Ripon Mill	—	(3.4)	—	—	(3.4)
Loss on other asset dispositions	0.2	—	—	—	0.2
Net cash provided by (used in) changes in operating working capital	(0.3)	1.0	(4.6)	—	(3.9)
Equity in earnings of subsidiaries	(157.5)	—	—	157.5	—
Pension and other post-employment benefits	(0.9)	(6.9)	—	—	(7.8)
Other	0.8	(1.6)	(0.1)	—	(0.9)
NET CASH PROVIDED BY OPERATING ACTIVITIES	21.5	13.1	19.9	—	54.5
INVESTING ACTIVITIES					
Capital expenditures	(6.7)	(2.6)	(8.1)	—	(17.4)
Net proceeds from sale of the Woodlands	—	78.0	—	—	78.0
Purchase of marketable securities	(3.5)	—	—	—	(3.5)
Proceeds from asset sales	8.7	—	—	—	8.7
Other	(0.3)	—	1.0	—	0.7
NET CASH USED IN INVESTING ACTIVITIES	(1.8)	75.4	(7.1)	—	66.5
FINANCING ACTIVITIES					
Proceeds from issuance of long-term debt	0.1	—	—	—	0.1
Repayments of long-term debt	(69.9)	—	(1.6)	—	(71.5)
Short-term borrowings	—	—	13.3	—	13.3
Repayments of short-term borrowings	(1.0)	—	(13.8)	—	(14.8)
Cash dividends paid	(5.9)	—	—	—	(5.9)
Proceeds from exercise of stock options	0.7	—	—	—	0.7
Shares purchased	(0.2)	—	—	—	(0.2)
Intercompany transfers — net	99.4	(88.1)	(11.3)	—	—
NET CASH USED IN FINANCING ACTIVITIES	23.2	(88.1)	(13.4)	—	(78.3)
NET INCREASE IN CASH AND CASH EQUIVALENTS	42.9	0.4	(0.6)	—	42.7
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2.1	2.0	1.5	—	5.6
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 45.0	$ 2.4	$ 0.9	$ —	$ 48.3

Note 16. Unaudited Quarterly Data

	2012 Quarters				
	First (b)	Second	Third	Fourth	Year (a)(b)(c)
Net Sales	$198.2	$211.7	$206.3	$192.6	$808.8
Gross Profit	41.9	43.8	35.7	37.7	159.1
Operating Income	16.2	22.0	16.3	15.9	70.4
Income From Continuing Operations	8.9	12.7	9.2	9.1	39.9
Earnings Per Common Share From Continuing Operations:					
Basic	$ 0.55	$ 0.78	$ 0.56	$ 0.56	$ 2.46
Diluted	$ 0.54	$ 0.77	$ 0.55	$ 0.55	$ 2.41

	2011 Quarters				
	First (d)	Second	Third	Fourth	Year (d)
Net Sales	$172.7	$182.9	$174.9	$165.5	$696.0
Gross Profit	33.2	33.5	27.4	31.3	125.4
Operating Income	14.8	15.7	12.5	13.6	56.6
Income From Continuing Operations	7.0	7.8	6.8	7.7	29.3
Earnings Per Common Share From Continuing Operations:					
Basic	$ 0.47	$ 0.52	$ 0.44	$ 0.49	$ 1.91
Diluted	$ 0.45	$ 0.49	$ 0.42	$ 0.47	$ 1.82

(a) Includes acquisition integration costs of $5.8 million.

(b) Includes a SERP settlement charge of $3.5 million

(c) Includes an aggregate loss of $0.6 million related to the Second and Third Early Redemptions.

(d) Includes a loss of $2.4 million related to the First Early Redemption.

SCHEDULE II

NEENAH PAPER, INC. AND SUBSIDIARIES
SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(Dollars in millions)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Write-offs and Reclassifications	Balance at End of Period
December 31, 2012					
Allowances deducted from assets to which they apply					
Allowance for doubtful accounts	$1.4	$ 0.2	$—	$(0.2)	$1.4
Allowance for sales discounts	0.5	—	—	—	0.5
Valuation allowance — deferred income taxes	1.7	(1.3)	—	—	0.4
December 31, 2011					
Allowances deducted from assets to which they apply					
Allowance for doubtful accounts	$1.4	$ 0.6	$—	$(0.6)	$1.4
Allowance for sales discounts	0.5	—	—	—	0.5
Valuation allowance — deferred income taxes	1.7	—	—	—	1.7
December 31, 2010					
Allowances deducted from assets to which they apply					
Allowance for doubtful accounts	$1.2	$ 1.2	$—	$(1.0)	$1.4
Allowance for sales discounts	0.7	(0.2)	—	—	0.5
Valuation allowance — deferred income taxes	1.5	0.2	—	—	1.7

(This page has been left blank intentionally.)

NEENAH PAPER, INC. 2012 ANNUAL REPORT

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

Neenah Paper, Inc.
3460 Preston Ridge Road
Suite 600
Alpharetta, GA 30005
678.566.6500
www.neenah.com

ANNUAL MEETING OF SHAREHOLDERS

The 2013 annual meeting of the shareholders of Neenah Paper, Inc. will be held Thursday, May 30, 2013 at 10:00 a.m., Eastern time at Neenah's headquarters in Alpharetta, Georgia.

As of February 28, 2013, Neenah had approximately 2,000 holders of record of its common stock.

REGISTRAR AND TRANSFER AGENT

Computershare
P.O. Box 43006
Providence, RI 02940-3006
Contact Center:
Toll Free U.S. and Canada: 877-498-8847
TDD for hearing impaired: 800-231-5469
Foreign Shareowners: 201-680-6578
TDD Foreign Shareowners: 201-680-6610
www.computershare.com/investor

FINANCIAL AND OTHER COMPANY INFORMATION

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, is available on our website at www.neenah.com. In addition, financial reports, recent filings with the Securities and Exchange Commission (SEC), news releases and other information are available on our website. For a printed copy of our Form 10-K, without charge, please contact:

Neenah Paper, Inc.
Attn: Stockholder Services
3460 Preston Ridge Road
Suite 600
Alpharetta, GA 30005
866.548.6569
or via email to investors@neenah.com

CERTIFICATIONS

Neenah has included as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC, certifications of Neenah's Chief Executive Officer and Chief Financial Officer certifying the quality of our public disclosure.

TRADEMARKS

Brand names mentioned in this report are trademarks of Neenah Paper, Inc. Crane is a registered trademark of Crane & Co. Inc.

STOCK EXCHANGE

NP LISTED NYSE Neenah Paper's common stock is traded on the New York Stock Exchange under the symbol NP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
191 Peachtree Street
Suite 1500
Atlanta, GA 30303

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*

Among Neenah Paper, Inc., the Russell 2000 Value Index and a Peer Group



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2007
2008
2009
2010
2011
2012

— Neenah Paper, Inc.
-- Russell 2000 Value
···· Peer Group: AEP Industries Inc., Boise Inc., Buckeye Technologies Inc., CSS Industries, Inc., P.H. Glatfelter Company, KapStone Paper and Packaging Corporation, Minerals Technologies Inc., OMNOVA Solutions Inc., Polypore International, Inc., Schweitzer-Mauduit International, Inc., Verso Paper Corp. and Wausau Paper Corp. The peer group average is weighted by market capitalization.

* $100 invested on December 31, 2007 in stock or index, including reinvestment of dividends.

STOCK PRICE PERFORMANCE

	Russell 2000 Value	Year on Year % Change	Neenah Paper, Inc.	Year on Year % Change
2012	1130.98	15%	$28.47	28%
2011	979.25	-7%	$22.32	13%
2010	1,058.10	22%	$19.68	41%
2009	865.82	18%	$13.95	58%
2008	735.37	-31%	$8.84	-70%

* Reflects stock price for the 12 months ending December 31 of the year indicated.

LEADERSHIP

EXECUTIVE TEAM



John P. O'Donnell
President and
Chief Executive Officer



Bonnie C. Lind
Senior Vice President,
Chief Financial Officer
and Treasurer



Steven S. Heinrichs
Senior Vice President,
General Counsel
and Secretary



Julie A. Schertell
President, Fine Paper



Armin S. Schwinn
Managing Director,
Neenah Germany

BOARD OF DIRECTORS



Sean T. Erwin
Chairman of the Board,
Former President and
Chief Executive Officer,
Neenah Paper, Inc.



John F. McGovern
Partner, Aurora Capital LLC
and Former Executive
Vice President and
Chief Financial Officer,
Georgia Pacific Corporation



Edward Grzedzinski
Former Chief Executive
Officer, NOVA
Information Systems



Philip C. Moore
Partner,
McCarthy Tétrault, L.L.P.



Mary Ann Leeper, Ph.D.
Senior Strategic Advisor,
Female Health Company
and Former President and
Chief Operating Officer,
Female Health Company



John P. O'Donnell
President and
Chief Executive Officer
of Neenah Paper, Inc.



Timothy S. Lucas, CPA
Independent Consultant,
Lucas Financial Reporting
and Former Director of
Research, FASB



Stephen M. Wood, Ph.D.
Former President and
Chief Executive Officer,
FiberVisions Corporation

NEENAH PAPER, INC. 2012 ANNUAL REPORT


NEENAH PAPER INC

3460 Preston Ridge Road, Suite 600
Alpharetta, GA 30005
678.566.6500
www.neenah.com